As confidentially submitted to the Securities and Exchange Commission on December 15, 2023
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SUPER HI INTERNATIONAL HOLDING LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	5812 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)
1 Paya Lebar Link, #09-04
PLQ 1 Paya Lebar Quarter
Singapore 408533
+65 6378 1921
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[       ]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mengyu Lu, Esq. Samantha Peng, Esq. Ming Kong, Esq. Ashlee Wu, Esq. Kirkland & Ellis International LLP c/o 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong +852 3761 3300	Raymond Li, Esq. Chris DeCresce, Esq. Steven Hsu, Esq. Paul Hastings, LLP 22/F Bank of China Tower, 1 Garden Road, Central Hong Kong +852 2867 1288

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company   ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion. Dated           , 2024.
American Depositary Shares
SUPER HI INTERNATIONAL HOLDING LTD.
Representing          ordinary shares
We are offering          American depositary shares, or ADSs. Each ADS represents         of our ordinary shares, par value US$0.000005 per share.
This is our initial public offering in the United States, and no public market currently exists for our ADSs. Our ordinary shares have been listed on The Stock Exchange of Hong Kong Limited (the “HKEx”) since December 30, 2022 under the stock code “9658.” On          , the closing sale price of our ordinary shares on the HKEx was HK$         per share, equivalent to a price of US$          per       ADS, assuming an exchange rate of US$1.00 to HK$          .
For a discussion of factors considered in determining the price to the public of the ADSs, see “Underwriting” in this prospectus. After pricing of the offering, we expect that the shares will trade on [the New York Stock Exchange/Nasdaq Stock Market] under the symbol “          .”
We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.
Investing in our ADSs involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.
PRICE US$       PER ADS
Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discount and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)
See “Underwriting” for additional information regarding compensation payable by us to the underwriters.

The underwriters have a 30-day option to purchase up to an additional           ADSs from us at the initial public offering price less the underwriting discount.
The underwriters expect to deliver the ADSs to purchasers on or about          , 2024.
         Morgan Stanley                     Huatai Securities
Prospectus dated             , 2024.

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information. We are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.
We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United

i

States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.
Until          , 2024 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to invest in the ADSs. This prospectus contains information from an industry report dated December 15, 2023 commissioned by us and prepared by Frost & Sullivan, an independent research firm, regarding the industry we operate in and our market position. We refer to this report as the “Frost & Sullivan Report.”
Our Mission
Our mission is to build the leading global Chinese restaurant brand and to propagate Chinese culinary heritage.
Overview
We are a leading Chinese cuisine restaurant brand, operating Haidilao hot pot restaurant in the international market. With roots in Sichuan from 1994, Haidilao has become one of the most popular and largest Chinese cuisine brands in the world. Since opening our first restaurant in Singapore in 2012, we have expanded to 115 self-operated restaurants in 12 countries across four continents as of June 30, 2023. According to the Frost & Sullivan Report, we were the third largest Chinese cuisine restaurant brand and the largest Chinese cuisine restaurant brand originating from China in the international market in terms of 2022 revenue.
Food is an expression of cultural identity, values and a way of life. Chinese cuisine is one of the richest and most diverse culinary heritages in the world, among which hot pot is one of the most popular and fastest-growing segments. In 2022, the international market for Chinese hot pot had a market size of US$34.3 billion. With almost 30 years of brand history, Haidilao is well-loved by guests for its unique dining experience — warm and attentive service, great ambiance and delicious food, standing out among global restaurant chains, which has made our Haidilao restaurants into a worldwide cultural phenomenon.
With a brand recognition that precedes our presence, we uphold Haidilao’s core values, enabling us to steadily expand in the international market. Striking a balance between honoring the Haidilao legacy and continuous innovation for localization has been the foundation of our growth and expansion in the international market.
Brand legacy.    Leveraging the renowned Haidilao brand with close to 30 years of cultivation and our extensive experience in standardized restaurant operations, we effectively address challenges faced in international expansion through implementing our proven management philosophy of “aligned interests and disciplined management.”
•
Aligned interests.   We believe that our motivated employees lay the foundation for satisfied guests. Under our management philosophy, the interests of our employees are highly aligned to ours, thereby driving our bottom-up dynamic growth. We believe that this principle appeals to human nature across different cultures and regions and has been proven in Haidilao’s expansion in the international markets.

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Disciplined management.   Our disciplined management systematically ensures high-quality expansion through standardized operations by our headquarters controlling operational risks and providing key resources and support to our restaurants. We maintain strict control over key aspects of restaurant operations, including restaurant network expansion, employee training and promotion, food safety, service quality control and supply chain management.

Localization.   Under the framework of standardized operations and guided by core Haidilao values, we seek to adapt restaurant operations to local customs, tastes and preferences in order to provide a unique dining experience to guests and incentivize employees in different countries. We continue to innovate in the following respects.

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Food and menu.   We continuously develop and launch new menu items (including food ingredients, soup bases and dipping sauces) tailored to local tastes and preferences. Generally, a significant portion of our menu in each restaurant is localized.

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Guest services.   We give employees the autonomy to discover how to best serve our guests and encourage them to adjust how we effectuate warm and personalized services based on local customs and cultural norms.

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Management structure.   We have established a three-layer structure consisting of our headquarters, senior regional managers and restaurant managers. Our headquarters hold control over critical restaurant management functions. Our senior regional managers act as key roles for restaurant operations within the region, responsible for overall management and strategies implementation within the region. Our restaurant managers are responsible for managing the day-to-day operations of our restaurants.

Benefiting from our proven management philosophy and successful localization efforts, we have built an international Haidilao restaurant network with highly standardized operations, effective management systems and motivated employees. We have achieved strong growth and margin expansion in the past two years.
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Restaurant network expansion.   Our restaurant number increased from 74 restaurants as of January 1, 2021 to 115 restaurants as of June 30, 2023. While we primarily focused on the expansion within existing countries and enhancing their operating performance over the past two years, we keep exploring new markets and have opened our first restaurant in the United Arab Emirates in the first half of 2023.

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Same-store sales growth.   Alongside our continual restaurant network expansion, we have also achieved meaningful same-store sales growth of 54.0% and 12.9% in 2022 and the six months ended June 30, 2023.

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Table turnover rate.   In 2022 and the six months ended June 30, 2023, we recorded overall table turnover rate of 3.3 times per day, respectively, which improved from 2.1 times per day in 2021 and 3.0 times per day in the first half of 2022. The improvement of our table turnover rate has continued in the second half of 2023.

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Average daily revenue per restaurant.   Our average daily revenue per restaurant increased from US$10.0 thousand in 2021 to US$15.4 thousand and US$15.6 thousand in 2022 and the six months ended June 30, 2023, respectively.

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Restaurant level operating margin.   We recorded a restaurant level operating profit margin of 8.3% in the first half of 2023, significantly improving from 1.5% during the first half of 2022.

Strengths
We believe that the following strengths have contributed to our historical growth and will drive our future development:
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A leading Chinese cuisine restaurant brand in the international market;

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Haidilao as a global cultural phenomenon and an ambassador of Chinese culinary heritage;

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Strong local know-how and international operating capabilities;

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Proven management philosophy that enables sustainable international expansion; and

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Seasoned management team with a corporate culture that prescribes acting with kindness.

Growth Strategies
We intend to implement the following business strategies going forward:
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Continue to grow our international Haidilao brand, enhance our dining experience and propagate Chinese culinary heritage internationally;

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Enhance restaurant performance and explore new sources of revenue;

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Strategically optimize and expand our restaurant network; and

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Identify opportunities for organic growth and seek potential acquisition opportunities.

Corporate History and Structure
We commenced our restaurant business operations outside Greater China in 2012 through Haidilao International Holding Ltd. (“HDL Group”), our then-parent company and a public company listed on the HKEx (HKEx: 6862). Since opening our first restaurant in Singapore in 2012, we have expanded to 115 restaurants in 12 countries across four continents as of June 30, 2023, including Singapore, Thailand, Vietnam, Malaysia, Indonesia, Japan, Korea, the United States, Canada, the United Kingdom, Australia and the United Arab Emirates.
In 2022, we consummated a series of business and corporate reorganization transactions (the “Group Reorganization”) in connection with the listing of our ordinary shares on the HKEx in December 2022 (the “Hong Kong Listing”). As part of the Group Reorganization, we established SUPER HI INTERNATIONAL HOLDING LTD., our holding company incorporated under the laws of the Cayman Islands, in May 2022. Upon completion of the Group Reorganization and immediately prior to the consummation of the Hong Kong Listing in December 2022, all of HDL Group’s restaurant business operations outside Greater China were held by SUPER HI INTERNATIONAL HOLDING LTD.
Our ordinary shares have been listed on the HKEx since December 30, 2022 under the stock code “9658.” The Hong Kong Listing of our ordinary shares was achieved through HDL Group’s distribution (the “Distribution”) of 100% of its equity interest in SUPER HI INTERNATIONAL HOLDING LTD. to qualified holders of HDL Group’s ordinary shares as of the close of business on the record date of December 20, 2022 (the “Record Date”) in proportion to their respective shareholding in HDL Group. Each qualified holder of HDL Group’s ordinary shares of record received one ordinary share of our company for every ten shares of HDL Group’s ordinary shares that it held on the Record Date. Following the Distribution, we became an independent, publicly-traded company and HDL Group retains no ownership interest in our company. See note 2 to our audited consolidated financial statements included elsewhere in this prospectus for more details.
The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this prospectus:

*
The diagram above omits the names of subsidiaries that are insignificant individually and in the aggregate.

Summary of Risk Factors
Investing in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our ADSs. Set forth below is a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Related to Our Business and Industry
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We incurred net losses in 2021 and 2022. Our historical financial and operating results may not be indicative of our future performance.

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Our multi-jurisdiction operations may lead to increasing risks and uncertainties and our management system may not be effective to address risks and uncertainties in our international restaurant operations.

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If we fail to retain existing guests or attract new guests, our financial condition and business operations may be materially and adversely affected.

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Our continued success depends on our ability to deliver and maintain our high-quality services and dining experience.

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We face risks related to the instance of any food safety incidents and any food-borne illnesses.

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We may fail to maintain or enhance brand recognition or reputation.

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We will continue to expand our restaurant network, which may increase risks and uncertainties.

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We face intense competition in the international market for catering services.

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Uncertainties relating to the growth of the international market for Chinese cuisine restaurants, especially the hot pot market, could adversely affect our revenues and business prospects.

General Risks Related to Our ADSs and This Offering
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An active trading market for the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

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We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

Implication of Being an Emerging Growth Company
As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes- Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.
We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the worldwide market value of our common equity that are held by non- affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.
Implication of Being a Foreign Private Issuer
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market Rules. See “Risk Factors — Risks Related to the ADSs and this Offering — As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from [the New York Stock Exchange/Nasdaq Stock Market]’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with [the New York Stock Exchange/Nasdaq Stock Market]’s corporate governance requirements.”
Corporate Information
Our principal executive offices are located at 1 Paya Lebar Link, #09-04, PLQ 1 Paya Lebar Quarter, Singapore 408533. Our telephone number at this address is +65 6378 1921 Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 268, Grand Cayman, KY1-1111, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is http://www.superhiinternational.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is [                 ].
Conventions That Apply to This Prospectus
Unless otherwise indicated or the context otherwise requires, references in this prospectus to:
•
“ADSs” are to American depositary shares, each of which represents       of our ordinary shares;

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“Greater China” are to the mainland China, Hong Kong, Macau and Taiwan;

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“HK$” or “HK dollar” are to the legal currency of the Hong Kong Special Administrative Region;

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“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented, or otherwise modified from time to time;

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“IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board;

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“international market” are to the global market excluding Greater China, unless the context indicates otherwise;

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“ordinary shares” are to our ordinary shares, par value US$0.000005 per share;

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“we,” “us,” “our company” and “our” are to SUPER HI INTERNATIONAL HOLDING LTD., our Cayman Islands holding company, and its subsidiaries; and

•
“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Our reporting currency is the U.S. dollar. In addition, this prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of HK dollars into U.S. dollars were made at HK$7.8103 to US$1.00, the noon buying rate on December 8, 2023 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. The exchange rates used in the financial statements and related notes in this prospectus are as indicated therein. We make no representation that the HK dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HK dollars, as the case may be, at any particular rate or at all.
Industry and Market Data
Although we are responsible for all disclosure contained in this prospectus, in some cases we have relied on certain market and industry data obtained from third-party sources that we believe to be reliable, including Frost & Sullivan, an independent market research firm. Market estimates are calculated by using independent industry publications, government publications and third-party forecasts in conjunction with our assumptions about our markets. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.
Trademarks and Service Marks
We own or have been licensed rights to trademarks, service marks and trade names for use in connection with the operations of our business, including, but not limited to, Haidilao (“ ”). Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ®, (TM) and (sm) symbols, but we will assert, to the fullest extent under applicable law, our applicable rights in these trademarks, service marks and trade names.

THE OFFERING
ADSs offered by us
      ADSs (or       ADSs if the underwriters exercise their option to purchase additional ADSs in full).
Offering price
On             , the closing sale price of our ordinary shares on the HKEx was HK$      per share, equivalent to a price of US$       per ADS, based on the exchange rate set forth on the cover page of this prospectus. For a discussion of factors considered in determining the price to the public of the ADSs, see “Underwriting” in this prospectus.
ADSs outstanding immediately after this offering
       ADSs (or         ADSs if the underwriters exercise their option to purchase additional ADSs in full).
Ordinary shares outstanding immediately after this
offering
       ordinary shares (or       ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).
The ADSs
Each ADS represents       of our ordinary shares, par value US$0.000005 per share.
The depositary will hold ordinary shares underlying your ADSs, and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.
If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting the depositary’s fees, charges and expenses and any applicable taxes or governmental charges.
You may surrender your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.
We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.
To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
Option to purchase additional ADSs
We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of       additional ADSs.
Use of proceeds
We estimate that the net proceeds from this offering will be approximately US$      million, or approximately US$      million if the underwriters exercise their option to purchase additional ADSs in full, at an assumed initial public offering price of US$      per ADS, based on the closing price of our ordinary shares and exchange rate set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering as follows: (i) approximately 70% for strengthening our brand and expanding our restaurant network globally; (ii) approximately 10% for investing in our supply chain management capabilities, such as building more central kitchens; (iii) approximately 10% for research and development to enhance digitalization and other technologies used in our restaurant management; and (iv) approximately 10% for working capital and other general corporate purposes. See “Use of Proceeds” for more information.
[Lock-up
We, our executive officers, directors and certain shareholders have agreed, for a period of 180 days after the date of this prospectus and subject to specified exceptions, not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act; or otherwise dispose of any ADSs or ordinary shares, options or warrants to acquire ADSs or ordinary shares, or securities exchangeable or exercisable for or convertible into ADSs or ordinary shares currently or hereafter owned either of record or beneficially; or publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters.]
Listing
We have applied for listing of the ADSs on [the New York Stock Exchange/Nasdaq Stock Market] under the symbol “          .”
Our ordinary shares are listed on the HKEx under the stock code “9658.”
Payment and settlement
The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on or about            , 2024.
Depositary
[          ]
The number of ordinary shares that will be outstanding immediately after this offering:
•
is based on 619,333,000* ordinary shares issued and outstanding as of the date of this prospectus; and

•
includes         ordinary shares in the form of ADSs that we will issue and sell in this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs.

*
This includes 61,933,000 ordinary shares issued to the ESOP Platforms. See ‘‘Management — Share Award Scheme” and note 32 to our audited consolidated financial statements included elsewhere in this prospectus for more details.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following summary consolidated statement of profit or loss data for the fiscal years ended December 31, 2021 and 2022, summary consolidated statement of balance sheet data as of December 31, 2021 and 2022, and summary consolidated statement of cash flow data for the fiscal years ended December 31, 2021 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statement of profit or loss data for the six months ended June 30, 2022 and 2023, summary consolidated statement of balance sheet data as of June 30, 2023, and summary consolidated statements of cash flow data for the six months ended June 30, 2022 and 2023 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.
Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standard Board, or IASB. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
The following table presents our summary consolidated statement of profit or loss data for the periods indicated:
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2021		2022		2022		2023
	(US$ in thousands, except for percentages)
Summary consolidated statement of profit or loss data:
Revenue	312,373	100.0%	558,225	100.0%	245,839	100.0%	323,931	100.0%
Other income	19,458	6.2%	6,701	1.2%	5,487	2.2%	5,461	1.7%
Raw materials and consumables used	(113,760)	(36.4)%	(196,646)	(35.2)%	(86,661)	(35.3)%	(109,316)	(33.7)%
Staff costs	(143,343)	(45.9)%	(188,927)	(33.8)%	(90,461)	(36.8)%	(107,687)	(33.2)%
Rentals and related expenses	(6,556)	(2.1)%	(13,006)	(2.3)%	(5,611)	(2.3)%	(6,264)	(1.9)%
Utilities expenses	(11,017)	(3.5)%	(19,743)	(3.5)%	(8,858)	(3.6)%	(12,621)	(3.9)%
Depreciation and amortization	(69,916)	(22.4)%	(72,952)	(13.1)%	(33,330)	(13.6)%	(41,795)	(12.9)%
Traveling and communication expenses	(2,674)	(0.9)%	(4,776)	(0.9)%	(2,378)	(1.0)%	(2,307)	(0.7)%
Listing expenses	—	—	(6,310)	(1.1)%	(3,337)	(1.4)%	—	—
Other expenses	(41,729)	(13.4)%	(55,510)	(9.9)%	(22,750)	(9.3)%	(27,780)	(8.6)%
Other gains (losses) – net	(73,270)	(23.5)%	(26,793)	(4.8)%	(41,221)	(16.8)%	(9,962)	(3.1)%
Finance costs	(19,158)	(6.1)%	(12,493)	(2.2)%	(8,424)	(3.4)%	(4,340)	(1.3)%
(Loss) Profit before tax	(149,592)	(47.9)%	(32,230)	(5.8)%	(51,705)	(21.0)%	7,320	2.3%
Income tax expense	(1,160)	(0.4)%	(9,033)	(1.6)%	(4,018)	(1.6)%	(3,926)	(1.2)%
(Loss) Profit for the year/ period	(150,752)	(48.3)%	(41,263)	(7.4)%	(55,723)	(22.7)%	3,394	1.0%
Other comprehensive income (expense)
Exchange differences arising on translation of foreign operations	2,097	0.7%	8,385	1.5%	16,918	6.9%	11,566	3.6%
Total comprehensive (expense) income for the year/period	(148,655)	(47.6)%	(32,878)	(5.9)%	(38,805)	(15.8)%	14,960	4.6%
(Loss) Earnings per share – Basic and diluted (USD)	(0.27)		(0.07)		(0.10)		0.01

The following table presents our summary consolidated statement of balance sheet data as of the dates indicated:
	As of December 31,		As of June 30,
	2021	2022	2023
	(US$ in thousands)
Summary consolidated statement of balance sheet data:
Inventories	16,709	25,984	23,412
Trade and other receivables and prepayments	30,253	26,771	29,413
Amounts due from related parties	29,383	—	—
Bank balances and cash	89,546	93,878	118,936
Total current assets	206,732	153,396	175,534
Total assets	626,723	576,112	572,656
Trade payables	26,549	32,313	39,019
Other payables	24,128	31,663	28,070
Amounts due to related parties	500,562	776	138
Total current liabilities	596,144	117,230	118,714
Total liabilities	813,905	334,075	315,459
Net (liabilities) assets	(187,182)	242,037	257,197
Total shareholders’ (deficit) equity	(187,182)	242,037	257,197
The following table presents our summary consolidated statements of cash flow data for the periods indicated:
	For the Year Ended December 31,		For the Six Months Ended June 30,
	2021	2022	2022	2023
	(US$ in thousands)
Summary consolidated statements of cash flow data:
Net cash from operating activities	4,382	68,321	30,361	63,743
Net cash (used in) from investing activities	(87,464)	888	41,442	(16,131)
Net cash from (used in) financing activities	119,879	(65,869)	(34,193)	(22,942)
Net increase in cash and cash equivalents	36,797	3,340	37,610	24,670
Cash and cash equivalents at beginning of the year/period	51,564	89,546	89,546	93,878
Effect of foreign exchange rate changes	1,185	992	(4,214)	388
Cash and cash equivalents at end of the year/period	89,546	93,878	122,942	118,936

RISK FACTORS
An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.
Risks Related to Our Business and Industry
We incurred net losses in 2021 and 2022. Our historical financial and operating results may not be indicative of our future performance.
We recorded net losses of US$150.8 million and US$41.3 million in 2021 and 2022, respectively, and our revenue amounted to US$312.4 million and US$558.2 million in 2021 and 2022 respectively. In the six months ended June 30, 2023, we recorded revenue of US$323.9 million and profit of US$3.4 million. Due to the COVID-19 pandemic, our results of operations were adversely affected in 2021 but we recorded a rebound in revenue in 2022 and the six months ended June 30, 2023, as COVID-19 related restrictions have been gradually alleviated, and we continued to expand our restaurant network. Our future profitability will depend on a variety of factors, including the expansion and performances of our new and existing restaurants, competitive landscape, customer preference and macroeconomic and regulatory environment. Therefore, our historical results and growth may not be indicative of our future performance. Our financial and operating results may not meet the expectations of public market analysts or investors, which could cause the future price of our ADSs to decline. As we expand and open new restaurants, our historical financial and operating results may not be indicative of the performance of our new restaurants. See “— We will continue to expand our restaurant network, which may increase risks and uncertainties.” Our revenue, expenses and operating results may vary from period to period in response to a variety of factors beyond our control, including general economic conditions, special events, government regulations or policies affecting our restaurants and our ability to control costs and operating expenses. You should not rely on our historical results to predict the future performance of our ordinary shares and ADSs.
Our multi-jurisdiction operations may lead to increasing risks and uncertainties and our management system may not be effective to address risks and uncertainties in our international restaurant operations.
Operating in multiple jurisdictions around the world and expanding to new regions may expose us to various risks, which may include, among others:
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failure to anticipate changes to the competitive landscape in the new market due to lack of familiarity with the local business environment;

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different consumer preferences and discretionary spending patterns;

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difficulty in finding reliable suppliers of food ingredients meeting our quality standards at acceptable prices and quantities;

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the infringement of our intellectual property rights in foreign jurisdictions;

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political risks, including civil unrest, acts of terrorism, acts of war, regional and global political or military tensions and strained or altered foreign relations, which may lead to interruptions in our business operations and/or loss of property;

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geopolitical risks in the countries we operate;

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economic, financial and market instability and credit risks;

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material tariffs imposed on our food ingredients imported from other countries;

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challenges in interpreting and difficulties in complying with foreign investment laws and regulations in different jurisdictions. For example, we may still be found non-compliant with foreign investment laws and regulations by the local authorities due to uncertainties in interpretation and enforcement, despite the steps we already take;

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difficulties and costs associated with complying with, and enforcing remedies under, a wide variety of complex local and international laws, treaties and regulations;

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inability to obtain or maintain the requisite registrations, filings, licenses, permits, approvals and certificates in multiple jurisdictions;

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economic sanctions, trade restrictions, discrimination, protectionism or unfavorable policies against Chinese brands;

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difficulties with localized management of employees and operations, including compliance with local labor and immigration laws and regulations;

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exposure to litigation or third-party claims in different jurisdictions;

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foreign currency exchange controls and fluctuations;

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stringent consumer protection and data security requirements in multiple jurisdictions;

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uncertainties in the interpretation and application of tax laws and regulations, more onerous tax obligations and unfavorable tax conditions; and

•
cultural differences and language difficulties.

As a result of the above factors, our ability to operate in certain jurisdictions may be restricted, or our restaurants in multiple jurisdictions may take longer than expected to ramp up and reach, or may never reach, expected sales and profit levels, thereby affecting our overall profitability. We may also be subject to fines and penalties imposed by local governments and our brand image and reputation may be adversely and materially affected.
In addition, our restaurant network covered 12 countries internationally as of June 30, 2023. Our business and reputation may be adversely and materially affected if there are any geopolitical issues relating to us in the countries we operate. Geopolitical issues may also cause significant inflation in one particular country, which may result in higher procurement costs and therefore affect our business, financial conditions and results of operations.
We believe our proven management philosophy of “aligned interests and disciplined management” will assist with our expansion. However, as we continue to grow and expand, our current management system may not continue to be effective and successful. Even though we are devoted to adapting our management philosophy in different countries based on local conditions, there is no assurance that we will be able to successfully manage our restaurants in all jurisdictions and effectively manage our growth.
We adopt a three-tier management system to achieve scalable growth while maintaining standardization, which gives our restaurant managers significant autonomy in the day-to-day operations of the restaurants they manage. Our headquarters are responsible for functions such as food safety, procurement, growth strategy and our senior regional managers primarily serve as the bridge that connects our headquarters and each restaurant. However, we cannot assure you that our headquarters, senior regional managers and restaurant managers will be able to effectively manage all of our restaurants directly as we grow in business scale. In addition, our current restaurant assessment scheme primarily focused on guest satisfaction and employee contribution and places less emphasis on financial performance of the restaurant, which may not always be effective in assessing the performance of our restaurants in different countries.
There can be no assurance that our management system, as it evolves, will always be able to address our needs at different stages of our growth. Any significant failure or deterioration of our management system could have a material and adverse effect on our business and results of operations.
If we fail to retain existing guests or attract new guests, our financial condition and business operations may be materially and adversely affected.
We cannot guarantee that we will be able to retain our existing customers or attract new customers, and our financial condition and business operations may be materially and adversely affected. Our ability to attract and retain guests could be negatively affected in the following events:
•
decline in the quality of service;

•
failure to introduce new services or dishes that gain popularity amongst guests;

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inability to meet the needs of our guests and changes in consumer tastes or preferences;

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inability to continually upgrade our technology system; and

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inability to provide customized services to our guests.

In particular, our business is affected by consumer tastes and dining preferences. While we are committed to regularly updating our menu and introducing innovative and localized dishes from time to time to adapt to dining trends in different geographical locations, shifts in consumer tastes and nutritional trends, we cannot assure you that hot pot is always preferred by guests among all cuisine styles, particularly in a market with smaller Asian communities. In addition, consumer tastes and preferences are constantly changing and our failure to anticipate, identify, interpret and react to these changes could lead to reduced guest traffic and demand for our restaurants. We cannot assure you that our hot pot will continue to be preferred by consumers, or that we will be able to adapt to local tastes and preferences as we expand into new markets. In addition, there can be no assurance that we will be able to launch new dishes that effectively respond to consumer preferences or result in increased profits. If we are unable to respond to changes in consumer tastes and preferences in a timely manner or at all, or if our competitors are able to address these concerns more effectively, we may face a decrease in guest visits and our business, financial condition and results of operations may be materially and adversely affected.
Our continued success depends on our ability to deliver and maintain our high-quality services and dining experience.
The success of our restaurants revolves primarily around guest satisfaction, which is dependent on the continued popularity of the “Haidilao” brand and lies in our ability to provide a great dining experience. As we continue to grow in size, extend our geographic reach and expand our food offerings and services, maintaining food and services quality and consistency may become more difficult and we cannot assure you that customer confidence in our brand will not diminish. There is no assurance that we will be able to continue to provide high-quality services and an enjoyable dining experience to our customers. If consumers perceive or experience a deterioration in food quality, service, ambiance or value for money or believe in any way that we are failing to deliver a consistently enjoyable dining experience, our brand value could suffer and the number of customers visiting our restaurants may decline, which could have a material and adverse impact on our business. The quality of our dining experience may be adversely impacted by a number of factors, including, among others:
•
long waiting time;

•
decline in the quality of service provided by our staff;

•
inability to pioneer and introduce new menu items that gain popularity among guests;

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inability to meet the localized needs of our guests and adapt to changes in consumer tastes and preferences;

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decline in food quality, or the perception of such decline amongst guests;

•
any significant liability claims or food contamination complaints from our guests;

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inability to offer quality food at affordable prices;

•
decrease in the attractiveness or quality of design of our restaurants; and

•
low quality of delivery service.

We cannot guarantee that our dining experience will continue to be of high quality and favored by guests, nor that our existing and new restaurants will continue to be successful.
We face risks related to the instance of any food safety incidents and any food-borne illnesses.
As a restaurant brand, the quality and safety of the food we serve in our restaurants is critical to our success and we face risks in relation to instance of food safety incidents. Due to the different geographical locations we operate in and the expansion of our restaurant network, maintaining consistent food quality depends significantly on the effectiveness of our quality control system, which in turn depends on a number of factors, including but not limited to the design of our quality control system, employee trainings to ensure that our employees adhere to those quality control policies and the ability to identify and prevent any potential violation of our quality control system. There can be no assurance that our quality control system will always prove to be effective and can identify all the potential risks and issues in relation to food safety arising from our restaurant operations. The quality of the food ingredients or service provided by our suppliers is subject to factors beyond our control, including the effectiveness of their quality control system, among others. There can be no assurance that our suppliers may always be able to adopt appropriate quality controls and meet our stringent quality control requirements. Any significant failure or deterioration of our quality control system may result in food safety incidents, which could have a material and adverse effect on our reputation, financial condition and results of operations.
Furthermore, our business is susceptible to food-borne illnesses. We cannot guarantee that our internal controls and training will be fully effective in preventing all food-borne illnesses. Our reliance on third-party food suppliers increases the risk of food-borne illness incidents and the risk of multiple locations instead of a single restaurant being affected. Drug resistant illnesses may develop in the future, or diseases with long incubation periods could arise, such as mad-cow disease, that could give rise to claims or allegations on a retroactive basis. Reports in the media of instances of food-borne illnesses could, if highly publicized, negatively affect our industry overall, and our operations could suffer as a result, regardless of whether we were directly involved in the spread of the illness. Furthermore, other illnesses, such as hand, foot and mouth disease or avian influenza, could adversely affect the supply of some of our ingredients and significantly increase our costs, thereby impacting our restaurant sales and conceivably having a material and adverse effect on our results of operations.
We may fail to maintain or enhance brand recognition or reputation.
We believe that maintaining and enhancing our brand is important to maintain our competitive advantages in the international catering service industry. However, our ability to maintain our brand recognition depends on a number of factors, some of which are beyond our control. We may face negative publicity, malicious allegations, customer disputes, and unauthorized use of the “Haidilao” brand, all of which may tarnish the appeal and reputation of our brand. In particular, the “Haidilao” brand is also used by HDL Group. Our brand image and reputation may be adversely affected by negative publicity or customer disputes of HDL Group, which are out of our control. Moreover, our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to maintain our distinctive combination of our services, and our localized and high-quality food ingredients at affordable prices, as well as our flexibility to adapt to any changes in the competitive landscape in the hot pot industry. If we are unable to do so, the value of our brand or image will be diminished and our business and results of operations may be materially and adversely affected. As we continue to extend our geographic reach and grow in size, maintaining quality and consistency may be more difficult and we cannot assure you that guests’ confidence in our brand will not be diminished.
We will continue to expand our restaurant network, which may increase risks and uncertainties.
We have increased the number of our restaurants from 74 as of January 1, 2021 to 115 as of June 30, 2023. We plan to continue to expand our restaurant geographical coverage and increase our restaurant penetration rate internationally. Our expansion may cause a deterioration in our corporate culture and restaurant quality, which may adversely affect our brand reputation.
Our future growth significantly relies on our ability to open and profitably operate new restaurants. It is challenging for us to continue our expansion while ensuring a localized and consistent high-quality of our food and services. As such, we are exposed to the resulting risks in the following areas:
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An increase in labor costs or labor reserve.   The catering service market is labor-intensive. To achieve continuous expansion and ensure consistent high-quality of customer service, we need sufficient human resources. There is no assurance that we will be able to attract, retain and develop sufficient qualified employees, including restaurant staff, in management, administration, marketing and providing services for our new restaurants in different geographical locations. In particular, we may not be able to attract or develop employees with required language skills in different geographical location. Further, we may incur considerable labor costs in order to retain sufficient labor resources.
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Significant pre-opening costs and capital expenditures.   Opening new restaurants incurs significant pre-opening costs and capital expenditures. Pre-opening costs, which mainly consist of staff salaries, consulting services fees, staff relocation expenses, rent and miscellaneous administrative expenses prior to the opening of a restaurant, are incurred before the restaurant begins to generate revenue. Our financial conditions and results of operations may be materially and adversely affected by these pre-opening costs and capital expenditures we incurred.

•
Risks in ingredients supply.   Our high-quality dining experience depends significantly on the quality of our food ingredients. Any disruption or damages to our ingredients supply chains could place us at a disadvantaged position. It may take a longer period to set up sound ingredients supply chains for our new restaurants in different geographical locations, and we may fail to maintain or upgrade supply chains in a timely and effective manner.

•
Intense competition and failure to anticipate market changes.   We may face intense competition when expanding geographically within existing markets or entering into new markets where we have no experience operating in. Moreover, we may fail to anticipate market changes in these locations.

•
Failure to strengthen our market position.   As our current expansion plan involves some uncertainties, we cannot assure you that we will be able to assemble high-quality, affordable ingredients, to replicate our services, and to ensure that all of our employees are in compliance, in particular in compliance with the laws and regulations in respect of food safety in multiple jurisdictions. As a result, we may fail to consolidate our market position.

In addition, we may face intense competition when expanding geographically within existing markets or entering into countries or cities where we have little or no experience operating. We cannot assure you that our new restaurants will not cannibalize the business of our existing restaurants, in which case our business, financial conditions and results of operations may be materially and adversely affected. Further, new markets may have different competitive conditions, consumer preferences and spending patterns from our existing markets. As a result, any new restaurants we open in those markets may be less successful than restaurants in our existing markets. Consumers in the new markets, particularly those with smaller Asian communities, may not be familiar with our brand and we may need to build brand awareness in the relevant markets through greater investments in promotional and marketing activities than we originally planned. Sales at the restaurants opened in new markets may take longer than expected to ramp up and reach, or may never reach, expected sales and profit levels, thereby affecting our overall profitability. Further, it may be difficult for us to hire, train and retain qualified employees with a certain level of language skill. Restaurants opened in new markets may also have higher decoration, occupancy or operating costs than restaurants in existing markets.
There is no assurance that we will be able to open new restaurants, either in the existing markets or in new countries or cities. Delays or failures in opening new restaurants could materially and adversely affect our growth and financial and operating results. If new restaurants are opened, they may be less profitable than our existing restaurants due to any decrease in average sales or average spending per customer and/or any increase in construction, occupancy or operating costs.
We face intense competition in the international market for catering services.
The catering service industry is intensely competitive with respect to, among other things, service, food quality, taste, value, ambiance and location. We face significant competition at each of our locations from a variety of restaurants in various market segments, including locally owned Chinese cuisine restaurants and international chains. Many of our competitors are well-established in the markets where we have restaurants, or in which we intend to open new restaurants. Additionally, other companies may develop new restaurants that operate with similar concepts and target our guests resulting in increased competition.
Failure to successfully compete with other restaurants in our markets may prevent us from increasing or sustaining our revenues and profitability and may result in losing market share, which could have a material and adverse effect on our business, financial condition, results of operations or cash flows. We may also need to modify or refine elements of our restaurant network to evolve our concepts in order to compete with popular new restaurant menu dishes or concepts that develop from time to time. We cannot assure you that we will be successful in implementing these modifications or that these modifications will not reduce our profitability.
Uncertainties relating to the growth of the international market for Chinese cuisine restaurants, especially the hot pot market, could adversely affect our revenues and business prospects.
Our business is affected by the development of the international market for Chinese cuisine and hot pot.Our future results of operations will depend on numerous factors affecting the development of the international markets for Chinese cuisine and hot pot, such as government regulations and policies over this industry, investments in this industry and tastes and dining habits of guests, and some of them are completely beyond our control. Any decline in the popularity of Chinese cuisine in general, especially hot pot, or any failure by us to adapt our strategies in response to trends in the international markets for Chinese cuisine and hot pot may adversely affect our results of operations and business prospects.
We will continue to incur costs on marketing efforts, including advertising, promotions and marketing campaigns to attract guests, some of which may not be sustainable or effective.
We incur costs and expend other resources in our marketing efforts to attract and retain guests. Our marketing activities include advertisements, promotions and in-store marketing campaigns. As we continue to expand globally, we expect to increase our investments in advertising and marketing promotional activities that are tailored to local market. Accordingly, we may incur higher costs in relation to marketing activities, resulting in greater financial risk and a greater impact on our company. Further, some of our marketing activities may not be successful, resulting in expenses incurred without the benefit of higher revenue. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising than we are able to at this time. Should our competitors increase spending on marketing and advertising, or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than those of our competitors, there could be a material adverse effect on our results of operations and financial condition.
We may not be able to achieve, maintain and increase the sales and profitability of our existing restaurants.
The sales and profitability of existing restaurants will also affect our sales growth and will continue to be a critical factor affecting our revenue and profit. Our ability to increase sales and profitability of existing restaurants depend in part on our ability to successfully implement our initiatives to increase customer traffic, table turnover rate and spending per guest. Examples of these initiatives include offering innovative localized dishes and soup bases, enhancing cultural-oriented dining experience, upgrading customer loyalty program and adjusting prices of our dishes. There can be no assurance that we will be able to achieve our targeted sales growth and profitability for our existing restaurants. If we are unable to achieve our targeted sales and profitability in our existing markets, our business, financial condition and results of operations may be materially and adversely affected.
To minimize the negative impact of existing restaurants with weaker performance, we may decide to close the restaurants with unsatisfactory sales growth or profitability based on our continuous assessment. The closure of restaurants may have a material and adverse impact on our business, financial conditions and results of operations.
Any shortage or interruption in supply could slow our growth and reduce our profitability.
We maintain a relatively broad supplier network as we only adopt centralized procurement in markets where we have larger presence. In 2021, 2022 and the six months ended June 30, 2023, we did not experience any incidents of interruption or delay in our supply chain or failure to secure sufficient quantities of food ingredients from our suppliers that had a material and adverse effect on us. We may incur higher costs in managing such a broad supplier network. While we maintain good business relationships with these parties, we cannot assure you that these suppliers will not breach their contractual obligations to us, or that our agreements will not be suspended, terminated or otherwise expired without renewal. The operations of these parties may be subject to any natural disasters or other unanticipated catastrophic events, including adverse weather, natural disasters, fires, technical or mechanical difficulty, storms, explosions, earthquakes, strikes, acts of terrorism, wars and outbreaks of epidemics could cause a delay or suspension of operations of these parties, which may affect the quality of their products and services, cause interruptions in our operations. In such event, our business, financial conditions and results of operations may be materially and adversely affected.
In addition, we rely on third party logistics service providers to deliver food ingredients to our restaurants. We cannot guarantee that these logistic service providers will be able to deliver food ingredients on time, or the food ingredients will not be subject to contamination during the delivery, which is beyond our control. In such event, our business, financial condition and results of operations will be materially and adversely affected.
Fluctuations in exchange rates could have a material and adverse effect on our results of operations.
Because we conduct a significant and growing portion of our business in currencies other than the US dollars but report our consolidated financial results in US dollars, we face, exposure to fluctuations in currency exchange rates. In 2021, 2022 and the six months ended June 30, 2023, we recorded US$13.2 million, US$21.9 million and US$10.7 million net foreign exchange loss, respectively. As exchange rates vary, revenue, cost of raw materials and consumables, exclusive of depreciation and amortization, operating expenses, other income and expense, and assets and liabilities, when translated, may also vary materially and thus affect our overall financial results. We may in the future, enter into hedging arrangements to manage foreign currency translation, but such activity may not completely eliminate fluctuations in our operating results due to currency exchange rate changes. Hedging arrangements are inherently risky, and we do not have experience establishing hedging programs, which could expose us to additional risks that could adversely affect our financial condition and operating results.
We may not be able to retain or secure key members of our management team or other key personnel including our senior regional managers for our operations.
Our future success depends on the continued service and efforts of our directors and executive officers. Losing their service of them and that of other key personnel with industry experience and know-how in areas such as restaurant operations, financial, accounting and risk management, could have a material and adverse effect on our ability to sustain and grow our business. We need to continue to attract, retain and motivate a sufficient number of qualified management and operating personnel to maintain consistency in the quality and atmosphere of our restaurants and meet our expansion plans.
We will need to continue to attract, train and retain talents at all levels, such as skillful restaurant staff, as we expand our business and operations. Competition for experienced management and operating personnel in the restaurant industry is intense, and the pool of qualified candidates is limited. We may not be able to retain the services of our core management team and key personnel or attract and retain high-quality core management team or key personnel in the future. We invest significant amounts of time and effort to cultivate qualified restaurant managers and other key personnel at restaurant level. Historically, substantially all of our restaurant managers were promoted internally within the organization from the most junior ranking positions. If one or more of our key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted, and our results of operations may be materially and adversely affected. In addition, if any member of our core management team or any of our other key personnel joins a competitor or forms a competing business, we may lose business secrets and know-how as a result, which may have a material and adverse effect on our business and results of operations.
We are subject to the risks associated with leasing premises for our restaurants.
We lease the premises for all of our restaurants. Our property rent costs may increase our vulnerability to adverse economic conditions, limit our ability to obtain additional financing and reduce our cash for other purposes. Our property rent costs may further increase in line with our restaurant network expansion.
We normally negotiate with the landlords to renew our leases upon their expiration. If we are unable to renew the leases, we may have to close or relocate the restaurant. We may not be able to identify suitable premises at commercially reasonable prices and we may incur significant relocation and decoration costs in relation to the new premises we lease. In addition, the revenue and profit generated from this restaurant may be adversely affected. Even though we are able to renew the lease agreements, we cannot assure you that we will be able to renew without substantial additional costs or increase in rental cost. If a lease agreement is renewed at a rent substantially higher than the historical rate, or any historical favorable terms granted by the lessor to us are not extended, our business and results of operations may be materially and adversely affected. As a result, any inability to obtain leases for desirable restaurant locations or renew existing leases on commercially reasonable terms could have a material and adverse effect on our business, financial condition and results of operations.
We are also subject to risks generally associated with the property rental market. These risks mainly include changes in market rental rates, relocation of business districts or communities, supply or demand for the products of our restaurants and potential liability for environmental contamination. In addition, we are also subject to risks in relation to potential title defects of the premises we lease, which sometimes are beyond our control.
We may experience liability claims or complaints from our guests, or adverse publicity involving our products, our service or our restaurants.
Being in the catering service industry, we face an inherent risk of food contamination and liability claims. Our food quality substantially depends on the quality of the food ingredients provided by our suppliers, and we may not be able to detect all defects in those supplies. We have implemented comprehensive food safety measures and inspection procedures for key stages in our supply chain, and we conduct periodic and spot inspections of the participants in our supply chain (i.e., suppliers, food processing service providers, and inventory and logistics providers) and of our restaurants. However, as we expand our business scale, we cannot assure you that these counterparties or our restaurant employees will adhere to our internal procedures and requirements at all times. Any failure to detect defective food supplies, poor hygiene or cleanliness standards in our operations or other failure to observe our requirements, could adversely affect the quality of the food served in our restaurants, which could lead to liability claims, complaints, or related adverse publicity and could result in the imposition of penalties by competent authorities or compensation awarded by courts against us.
In the past, we have received an insignificant number of guest complaints, considering the scale of our business and guest traffic. Most of the guest complaints we received were related to the taste and style of a particular dish, and the service quality of our staff. Some related to scalding and other accidents occurred in the dining process. We take these complaints seriously and endeavor to reduce such complaints by implementing various remedial measures. Nevertheless, we cannot assure you that we can successfully prevent all guest complaints of similar nature.
Any complaints or claims against us, even if meritless and unsuccessful, may divert management attention and other resources from our business and adversely affect our business and operations. Guests may lose confidence in us and our brand, which may adversely affect the business of our restaurants, resulting in declines in our revenue and even losses. Furthermore, negative publicity, including but not limited to negative online reviews on social media and restaurant review platforms, and media reports or industry findings related to food quality, safety, public health concerns, illness, injury or governmental investigations, whether or not accurate, and whether or not concerning our restaurants, can adversely affect our business, results of operations and reputation.
Interruptions, delays or failure in providing our food delivery services may have a material and adverse effect on us.
In addition to dine-in services in our restaurants, we offer food delivery services in certain restaurants. We primarily engage local third-party food delivery service companies to deliver our food and we have less control over their services and quality control measures. As the food provider, we may be held liable for complaints and/or compensation related to orders made through these platforms, even if through no fault of ours.

Interruptions, delays or failures in providing our delivery services, whether or not at our fault, may materially and adversely impact the experience of our customers and, further, damage our reputation and business. These interruptions may be caused by unforeseen events that are beyond our control or the control of the food delivery services platforms, such as inclement weather, natural disasters, transportation disruptions, and labor unrest. In addition, food safety or product quality issues may occur when food delivery services are performed by third-party platforms. Any such incidents may result in the return of our food or complaints and, further, harm the reputation of our overall business image.
The payment methods that we accept subject us to third-party payment-related risks.
A significant portion of our revenue were settled through third-party payment service providers, such as Visa and Mastercard. Therefore, the ability to accept digital payments from these third-party channels are crucial for our success. If we fail to extend or renew the agreements with these third-party payment processors on acceptable terms or if these payment service processors are unwilling or unable to provide us with payment service or impose onerous requirements on us in order to access their services, or if they increase the fees they charge us for these services, our business and results of operations could be harmed. Furthermore, to the extent we rely on the systems of the third-party payment processors, any defects, failures and interruptions in their systems could result in similar adverse effect on our business.
Our results of operations may fluctuate due to seasonality.
We have been subject to certain levels of seasonal fluctuations. For example, we normally record higher guest visits and generate higher sales during winter months and holiday seasons. Going forward, our financial condition and results of operations may fluctuate due to seasonality as we continue to expand our store network and our historical results of operations may not be comparable to or indicative of our future results of operations.
We may be unable to receive compensation from suppliers for contaminated ingredients used in our dishes and indemnity provisions in our supply contracts may be insufficient.
In the event that we become subject to food safety claims caused by contaminated or otherwise defective ingredients or raw materials from our suppliers, we may attempt to seek compensation from the relevant suppliers. However, indemnities provided by suppliers may be limited and the claims against suppliers may be subject to certain conditions precedent which may not be satisfied. Further, our supply contracts usually do not have provisions to cover lost profits and indirect or consequential losses. If no claim can be asserted against a supplier or amounts that we claim cannot be recovered from the supplier to the extent that our insurance coverage is insufficient, we may be required to bear such losses and compensation at our own costs. This could have a material and adverse effect on our business, financial condition and results of operations.
We may not be able to adequately manage our inventory.
As a restaurant operator, our raw materials mainly include food ingredients that have limited shelf lives. For instance, our hand-cut lamb typically has a shelf life of three days. The shorter the shelf life and the longer we hold such inventories, the higher our risk of inventory obsolescence is. We monitor our inventory levels at each restaurant through a just-in-time inventory management system. However, consumption of our food ingredients is subject to various factors beyond our control, including fluctuations in guest traffic, and in the long term, changes in consumer tastes and dining preferences. We cannot guarantee that our inventory levels will be able to meet the demands of guests, which may adversely affect our sales. We also cannot guarantee that all of our food inventory can be consumed within its shelf life. Excess inventory may increase our inventory holding costs and subject us to the risk of inventory obsolescence or write-offs, which could have a material and adverse effect on our business, financial condition and results of operations.
Sites of our existing restaurants may become unattractive, and our new restaurants may not be able to obtain quality sites at commercially reasonable prices, if at all.
We consider geographical locations to be critical in the success of our restaurants and we thus carefully evaluate our restaurant sites. There can be no assurance that the sites of our existing restaurants will continue to be attractive as the areas in which they are located may deteriorate or otherwise change in the future, resulting in reduced sales at these sites. For example, construction or renovation works at the local areas or activities centers where our restaurants are located may adversely affect the accessibility of our relevant restaurant sites, which in turn may result in a decrease in the pedestrian or vehicle flow and ultimately the guest traffic at our relevant restaurants.
Our long-term success is also dependent on our ability to effectively identify and secure appropriate sites for new restaurants at commercially reasonable prices and terms. We compete with other retailers and restaurants for quality sites in the highly competitive market. Some of our competitors may have the ability to negotiate more favorable lease terms than we can, and some lessors and developers may offer priority or grant exclusivity to some of our competitors for desirable locations. If we cannot obtain desirable restaurant locations at commercially reasonable prices and terms, our ability to implement our growth strategy will be adversely affected.
Our information technology systems are subject to risks.
In the ordinary course of business, we use various information technology systems to manage our restaurants and maintain our customer loyalty program, among others. Our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including power outages, fire, natural disasters, systems failures, security breaches and viruses. Any significant failure of our information technology systems, or loss or leakage of confidential information could have a material and adverse effect on our business and result in transaction errors, processing inefficiencies and loss of sales and guests. Any security breach caused by hackings to gain unauthorized access to our information or systems, or to cause intentional malfunctions, loss or corruption of data, software, hardware or other computer equipment, or any intentional or inadvertent transmission of computer viruses and similar events or third-party actions could have a material and adverse effect on our business. We also receive and maintain certain personal information about our guests through our customer loyalty programs, as well as by making credit or debit cards sales, which may be breached due to the actions of outside parties, employee error, malfeasance, or a combination of these or otherwise. If any actual or perceived breach of our security occurs, our guests’ confidence in the effectiveness of our security measures could be harmed and we may lose guests and suffer financial losses due to such events or in connection with remediation efforts, investigation costs and system protection measures, any of which could harm our reputation and materially and adversely affect our business and results of operations.
The improper collection, transfer, use or disclosure of data could harm our reputation and have a material adverse effect on our financial condition and results of operations.
Our business collects, transfers and processes certain personal and business data. We face risks inherent to the collection, transfer, use and disclosure of data, especially personal data. In particular, we face a number of challenges relating to data security and privacy, including but not limited to:
•
protecting the data in and hosted on our system, including against attacks on our system by outside parties, data leakage or fraudulent behavior or improper use by our employees or business partners;

•
addressing concerns, challenges, negative publicity and litigation related to data security and privacy, collection, transfer, use and actual or perceived sharing, safety, security and other factors;

•
complying with applicable laws and regulations relating to the collection, use, storage, transfer, disclosure and security of personal data, including requests from data subjects and compliance requirements in accordance with applicable laws and regulations.

Data protection and privacy laws, regulations and standards are constantly being reviewed and updated to ensure that the standard of protection afforded is kept abreast with technological developments and advancements in this digital era. For example, in Singapore, the Personal Data Protection Act 2012 governs the collection, use and disclosure of personal data by organizations in a manner that recognizes both the right of individuals to protect their personal data and the need for organizations to collect, use or disclose personal data for purposes that a reasonable person would consider appropriate in particular circumstances. To this end, the Personal Data Protection (Amendment) Act 2020 took a general shift away from consent- centricity and sought to provide individuals with greater autonomy to control their personal data. Other amendments also included updating rules relating to digital marketing (to cover new communications platforms and applications) and introducing new provisions such as mandatory data breach notifications and offences relating to egregious mishandling of personal data, which have already come into effect since February 1, 2021. The increased financial penalties for data breaches by organizations introduced in this amendment is also set to take effect sometime from October 1, 2022. In lieu of the above, it is thus essential that our internal data protection policy, training materials and guidelines are similarly reviewed and updated in a timely manner to ensure that they remain in compliance and meet the standards required under the relevant data protection rules and regulations.
Any failure, breach or lapse of our data policies may expose us to liability and/or regulatory actions, and may attract negative publicity from media outlets, privacy advocates, our competitors or others, resulting in a material adverse effect on our financial condition and results of operations.
Our insurance policies may not cover the risks relating to our business and operations.
Currently, we maintain insurance policies that we believe are customary for businesses of our size and type and in line with the industry practice. We do not maintain insurance policies against all risks associated with the catering industry, either because we believe it is commercially unfeasible to do so, or the risk is minimal, or because the insurers have carved certain risks out of their standard policies. These risks include, without limitation, events such as the loss of business arising from increased competition and loss of reputation, among others. If an incident occurs, in relation to which we have inadequate insurance coverage, our business, financial position and operating results could be materially and adversely affected.
We may not be able to adequately protect our proprietary know-how or intellectual property, including our recipes, which, in turn, could harm the value of our brand and adversely affect our business.
Our proprietary know-how, recipes, trade secrets and other intellectual property, including our names and logos are important to our business. We use confidentiality and non-compete agreements with key management and operating personnel and other parties that may have access to our proprietary know-how, recipes and trade secrets. We also take other precautionary measures to protect our intellectual properties. However, we cannot assure you that these measures are adequate and effective in preventing others from independently developing or otherwise obtaining access to our proprietary know-how, recipes and trade secrets. As a result, the appeal of our restaurants could be reduced, and our business and results of operations could be adversely affected.
We cannot assure you that we can prevent third parties from infringing upon our intellectual property rights. We may, from time to time, be required to institute litigation, arbitration or other proceedings to enforce our intellectual property rights, which could be time-consuming and expensive to resolve and would divert our management’s time and attention regardless of its outcome, materially and adversely affecting our business, financial conditions and results of operations.
On the other hand, we may face claims of infringement that could interfere with the use of our proprietary know-how, recipes or trade secrets. Defending against such claims may be costly and, if we are unsuccessful, we may be prohibited from continuing to use such proprietary information in the future or be forced to pay damages, royalties or other fees for using such proprietary information, any of which could negatively affect our sales, profitability and prospects.
In addition, certain of our intellectual properties are licensed from Sichuan Haidilao Catering Co., Ltd. (“Sichuan Haidilao”). We cannot guarantee that Sichuan Haidilao will not breach the trademark license agreement, due to the changes in the factors beyond our control, including local laws or government regulations or that the trademark license agreement will not be terminated for other reasons. We believe that our brand and trademarks are important to our business. If a third-party successfully challenges Sichuan Haidilao’ ownership of, or our right to use, the “Haidilao” and related trademarks, our business, financial conditions and results of operations will be materially and adversely affected.
We may fail to be in compliance with regulatory requirements or obtain related licenses required by relevant authorities.
In accordance with the relevant laws and regulations in jurisdictions in which we operate, we are required to maintain various approvals, licenses and permits to operate our restaurant business, including food operation license, environmental protection assessment, fire safety verification and fire safety inspection. These approvals, licenses and permits are obtained upon satisfactory compliance with, amongst other things, the applicable food hygiene and safety, environmental protection, fire safety and liquor licensing laws and regulations.
Going forward, if we fail to obtain all of the necessary licenses, permits and approvals, we may be subject to fines, confiscation of the gains derived from the related restaurants or the suspension of operations of the restaurants, which could materially and adversely affect our business and results of operations. We may also experience adverse publicity arising from such non-compliance with government regulations that negatively impacts our brand. We may experience difficulties or failures in obtaining the necessary approvals, licenses and permits for new restaurants. If we fail to obtain the material licenses, our restaurant opening, and expansion plan may be delayed. In addition, there can be no assurance that we will be able to obtain, renew and/or convert all of the approvals, licenses and permits required for our existing business operations upon expiration in a timely manner or at all. If we cannot obtain and/or maintain all licenses required by us, our ongoing business could be interrupted, and we may also be subject to fines and penalties. In such event, our business, reputation and prospects will be materially and adversely affected.
We may be unable to detect, deter and prevent all instances of fraud or other misconduct committed by our employees, suppliers or other third parties.
We may be exposed to fraud, bribery or other misconduct committed by our employees, suppliers or third parties that could subject us to financial losses and sanctions imposed by governmental authorities, which may adversely affect our reputation. In particular, being in the restaurant business, we usually receive and handle relatively large amounts of cash in our daily operations. We implement internal procedures and policies to monitor our operations and ensure overall compliance, specifically in relation to employee conduct and cash management. As of the date of this prospectus, we are not aware of any instances of fraud, bribery, and other misconduct involving employees, suppliers and other third parties that had any material and adverse impact on our business and results of operations. However, we cannot assure you that there will not be any such instances in the future. Although we consider our internal control policies and procedures to be adequate, we may be unable to prevent, detect or deter all such instances of misconduct. Any such misconduct committed against our interests, which may include past acts that have gone undetected or future acts, may have a material and adverse effect on our business and results of operations.
Macroeconomic factors may have a material and adverse effect on our business, financial conditions and results of operations.
The catering industry is affected by macroeconomic factors, including changes in international, national, regional and local economic conditions, employment levels and consumer spending patterns. In particular, our restaurants are located in multiple jurisdictions and accordingly, our results of operations are affected by the global macroeconomic conditions. Any deterioration of the global economy, decrease in disposable consumer income, fear of a recession and decrease in consumer confidence may lead to a reduction of guest traffic and average spending per guest at our restaurants, which could materially and adversely affect our business, financial conditions and results of operations.
Moreover, the occurrence of a sovereign debt crisis, banking crisis or other disruptions in the global financial markets that could impact the availability of credit generally may have a material and adverse impact on financings available to us. Renewed turmoil affecting the financial markets, banking systems or currency exchange rates may significantly restrict our ability to obtain financing from the capital markets or from financial institutions on commercially reasonable terms, or at all, which could materially and adversely affect our business, financial condition and results of operations.
We may be subject to health epidemics and outbreaks, natural disasters, acts of war or terrorism or other factors beyond our control.
We face risks related to health epidemics. Past occurrences of epidemics or pandemics, depending on their scale of occurrence, have caused different degrees of damage to regional and global economies. In particular, our historical performance has been materially and adversely affected by the COVID-19 pandemic. Since 2022, countries have gradually eased various restrictive measures and business activities in most countries where we operate have largely resumed. However, there remains uncertainty about the future development of the COVID-19 pandemic or other health epidemics, which could have a material and adverse effect on our business and results of operations.
Natural disasters, acts of war or terrorism or other factors beyond our control may adversely affect the economy, infrastructure and livelihood of the people in the countries where we conduct our business. Our operations may be under the threat of floods, earthquakes, sandstorms, snowstorms, fire or drought, power, water or fuel shortages, failures, malfunction and breakdown of information management systems, unexpected maintenance or technical problems, or are susceptible to potential wars or terrorist attacks. In such events, our restaurants may be forced to close or relocate. Serious natural disasters may result in loss of lives, injury, destruction of assets and disruption of our business and operations. Acts of war or terrorism may also injure our employees, cause loss of lives, disrupt our business network and destroy our markets. Any of these factors and other factors beyond our control could have an adverse effect on the overall business sentiment and environment, cause uncertainties in the countries where we conduct business, cause our business to suffer in ways that we cannot predict and materially and adversely impact our business, financial conditions and results of operations.
We may face risks in relation to labor disputes.
The catering service market is labor intensive in nature. Due to our large employment base across different jurisdictions, we may be subject to various employment-related claims from our employees and former employees, such as individual or class actions or government enforcement actions relating to alleged employment discrimination, employee classification and related withholding, wage-hour, labor standards or healthcare and benefit issues. Such actions, if brought against us and successful in whole or in part, may affect our ability to compete or materially adversely affect our business, financial condition or results of operations.
We cannot guarantee that we will not be involved in claims, disputes and legal proceedings in our ordinary course of business.
From time to time, we may be involved in claims, disputes and legal proceedings in our ordinary course of business. These may concern issues relating to, among others, food safety and quality incidents, environmental matters, breach of contract, employment or labor disputes and infringement of intellectual property rights. As of the date of this prospectus, we are not involved in any litigations or legal proceedings that may materially affect our business and results of operations. Any claims, disputes or legal proceedings initiated by us or brought against us, with or without merit, may result in substantial costs and diversion of resources, and if we are unsuccessful, could materially harm our reputation. Furthermore, claims, disputes or legal proceedings against us may be caused by defective supplies sold to us by our suppliers, who may not be able to indemnify us in full and in a timely manner, or at all, for any costs that we incur as a result of such claims, disputes and legal proceedings.
Taxation authorities could challenge our allocation of taxable income which could increase our consolidated tax liability.
Our international operations involve certain intra-group transactions and cross border business arrangements during the ordinary course of business, which may impose inherent uncertainty over our profit allocation and its respective tax position across different jurisdictions. The tax treatments of these transactions or arrangements may be subject to interpretation by respective tax authorities in different countries. Although in the past we did not identify transfer pricing risks in the intra-group transactions of us, there is no assurance that relevant tax authorities would not challenge the appropriateness of our transfer pricing arrangement in the future or that the relevant regulations or standards governing such arrangement will not be subject to future changes. In the event a competent tax authority later finds that the transfer prices and the terms that we have applied are not appropriate, such authority could require our relevant subsidiaries to re-determine transfer prices and thereby reallocate the income or adjust the taxable income or deduct costs and expenses of the relevant subsidiary in order to accurately reflect such income. Any such reallocation or adjustment could result in a higher overall tax liability for us and if this occurs, it may have a material and adverse effect on our business, financial condition and results of operations.

Specifically, with respect to Singapore, to strengthen international cooperation in taxation matters, stamp out harmful practices and combat tax avoidance by multinational enterprises (“MNEs”), the Organisation for Economic Co-operation and Development was tasked by the G20 to study and deal with the issue of Base Erosion and Profit Shifting (“BEPS”) by MNEs. Discussions on BEPS were subsequently broadened to include more than 140 jurisdictions, through a platform called the Inclusive Framework on BEPS (“IF”). In October 2021, the IF agreed on a Two Pillar solution (“BEPS 2.0”) to address the tax challenges arising from the digitalisation of the economy. BEPS 2.0 has since been accepted by more than 135 member jurisdictions of the IF, including Singapore. Under BEPS 2.0:
•
Pillar 1 seeks to re-allocate some profits and in turn, taxes, of affected MNE groups from where economic activities are conducted to where the customers are. International discussions remain ongoing as to how to determine the jurisdictions that will surrender profits for re-allocation to market jurisdictions, and how much each will have to surrender.

•
Pillar 2 introduces, among other things, the Global Anti-Base Erosion Model Rules (“GloBE Rules”), which in turn introduces a global minimum effective tax rate (“ETR”) of 15% for MNE groups with annual global revenues of 750m Euros or more. If an affected MNE group has an ETR of less than 15% in Singapore at the group level, other jurisdictions can collect the difference of up to 15%. In the 2023 Singapore Budget, it was announced that Singapore plans to implement the GloBE Rules and a Domestic Top-up Tax (“DTT”) from businesses’ financial year starting on or after January 1, 2025. The DTT will top up the ETR of in-scope MNE groups operating in Singapore to 15%. However, as the GloBE Rules remain subject to international developments, the Singapore government may adjust the implementation timelines as needed if there are delays internationally. For the avoidance of doubt, as of now, the Singapore parliament has not introduced any bill or legislation on the implementation of the GloBE Rules and DTT.

It is not certain if we will be classified as a Singapore tax resident.
Under the Income Tax Act 1947 of Singapore (“Singapore Income Tax Act”), the tax residency of a company is determined by where the business is controlled and managed (and not necessarily the place of incorporation of the company). In this regard, control and management is defined to mean the making of decisions on strategic matters, such as those concerning the company’s policy and strategy, and where such control and management is exercised is a question of fact. One of the considerations would usually be the location at which the board of directors’ meetings of the company is held. Accordingly, a company which is established outside Singapore but whose governing body, being the board of directors, usually exercises de facto control and management of its business in Singapore, the company could be considered a tax resident in Singapore. However, such control and management of the business is unlikely to be deemed to be made in Singapore if physical board meetings are conducted outside Singapore. Where board resolutions are passed in the form of written consent signed by the directors each acting in their own jurisdictions, or where the board meetings are held by teleconference or videoconference, it is possible that the place of de facto control and management will be considered to be where the majority of the board are located when they sign such consent or attend such conferences.
We believe that SUPER HI INTERNATIONAL HOLDING LTD. is not a Singapore tax resident for Singapore income tax purposes. However, our tax residence status is subject to determination by the Inland Revenue Authority of Singapore, or IRAS, and uncertainties remain with respect to the interpretation of the term “control and management” for the purposes of the Singapore Income Tax Act. If IRAS determines that SUPER HI INTERNATIONAL HOLDING LTD. is a Singapore tax resident for Singapore income tax purposes, the portion of our single company income on an unconsolidated basis that is accruing in or derived from Singapore or is received or deemed by the Singapore Income Tax Act to be received in Singapore, where applicable, may be subject to Singapore income tax at the prevailing tax rate of 17% before applicable income tax exemptions or relief. Further, any dividends received or deemed received in Singapore from subsidiaries located in a foreign jurisdiction with a rate of income tax or tax of a similar nature of no more than 15% may generally be subject to additional Singapore income tax where there is no other applicable tax treaty between such foreign jurisdiction and Singapore. Income is considered to have been received in Singapore when it is: (i) remitted to, transmitted or brought into Singapore; (ii) applied in or towards satisfaction of any debt incurred in respect of a trade or business carried on in Singapore; or (iii) applied to purchase any movable property that is brought into Singapore. In addition, as Singapore does not impose withholding tax on dividends declared by Singapore resident companies, if SUPER HI INTERNATIONAL HOLDING LTD. is considered a Singapore tax resident, dividends paid to the holders of our ordinary shares and ADSs will not be subject to withholding tax in Singapore. Regardless of whether or not we are regarded as a Singapore tax resident, holders of our ordinary shares or the ADSs who are not Singapore tax residents would generally not be subject to Singapore income tax on gains derived from the disposal of our ordinary shares or the ADSs if such shareholders do not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of the ADSs or our ordinary shares is performed outside Singapore. For Singapore resident shareholders, if the gain from disposal of our ordinary shares or the ADSs is considered by IRAS as income in nature, such gain will generally be subject to Singapore income tax, and at present not taxable in Singapore if the gain is considered by IRAS as capital gains in nature.
Notably, with effect from January 1, 2024, under the new section 10L of the Singapore Income Tax Act (“SITA”) (introduced under the Income Tax (Amendment) Bill No. 30/2023), gains from the sale or disposal of moveable or immovable property situated outside Singapore (“Foreign Assets”) on or after January 1, 2024 that are received by an entity of a relevant group in Singapore from outside Singapore, will be treated as income chargeable to tax under section 10(1)(g) of the SITA. This is provided that such gains, if not for the new section 10L of the SITA, would either (i) not be chargeable to tax under section 10(1) of the SITA or (ii) be exempt from tax under the SITA.
To this end, a relevant group is defined as a group where any entity of the group has a place of business in more than one jurisdiction, or where the entities of the group are not all incorporated, registered or established in a single jurisdiction. In turn, an entity forms part of a group if its assets, liabilities, income, expenses and cash flows are (i) included in the consolidated financial statements of the parent entity of the group or (ii) excluded from the same solely on size or materiality grounds or on the grounds that the entity is held for sale.
Gains from the sale or disposal of Foreign Assets will be deemed as received in Singapore from outside Singapore if they are:
(a)
remitted, transmitted or brought into Singapore;

(b)
applied in or towards satisfaction of any debt incurred in respect of a trade or business carried on in Singapore; or

(c)
applied to the purchase of any movable property which is brought into Singapore.

That said, the application of the new section 10L of the SITA can be excluded in certain situations. These exclusions apply to the sale or disposal of Foreign Assets (not being a foreign intellectual property right) that are carried out:
(a)
as part of, or incidental to the business activities of the following financial institutions:

(i)
a bank or merchant bank licensed under the Singapore Banking Act 1970;

(ii)
a finance company licensed under the Singapore Finance Companies Act 1967;

(iii)
an insurer licensed or regulated under the Singapore Insurance Act 1966; or

(iv)
a holder of a capital markets services licence under the Singapore Securities and Futures Act 2001;

(b)
as part of, or incidental to the business activities or operations of an entity which are incentivised under the following tax incentives in Singapore in the basis period in which the sale or disposal occurred:

(i)
Aircraft Leasing Scheme;

(ii)
Development and Expansion Incentive;

(iii)
Finance and Treasury Centre Incentive;

(iv)
Financial Sector Incentive;

(v)
Global Trader Programme;

(vi)
Insurance Business Development Incentive;

(vii)
Maritime Sector Incentive; and

(viii)
Pioneer Certificate Incentive; or

(c)
by an excluded entity in the basis period in which the sale or disposal occurred, such excluded entity being an entity with adequate economic substance in Singapore (as determined by factors such as whether the operations of the entity are managed and performed in Singapore).

It should be noted that under the new section 10L of the SITA, shares in or securities issued by a foreign incorporated company, or intellectual property rights owned by a non-Singapore resident entity, would be regarded as Foreign Assets. This is a shift from the present position under Singapore tax laws, where capital gains are ordinarily not taxable. Such a shift is intended to address international tax avoidance risks relating to non-taxation of disposal gains in the absence of real economic activities, and is line with international standards such as the EU Guidance on Foreign-Sourced Income Exemption Regimes.
We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, any discrimination or riot action, could adversely affect our business, results of operations, financial condition and reputation.
We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act 2010, the Terrorism (Suppression of Financing) Act 2002 of Singapore, the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore and other anti-corruption laws and regulations. The FCPA and the U.K. Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation.
With respect to the position in Singapore, Singapore adopts a whole-of-government approach in combating money laundering and terrorism financing, which is led by the Anti-Money Laundering and Countering and Financing of Terrorism (AML/CFT) Steering Committee. To this end, Singapore takes a preventive approach that combines tough licensing (generally specific to financial institutions) and comprehensive reporting requirements, strict AML/CFT regulations and risk-based supervision of the relevant financial and non-financial sectors. Amongst others, section 8(1) of the Terrorism (Suppression of Financing) Act 2002 of Singapore (“TSOFA”) requires that every person in Singapore and every citizen of Singapore outside Singapore who has information about any transaction or proposed transaction in respect of any property belonging to any terrorist or terrorist entity, must immediately inform the Commissioner of Police of that fact or information. Further, section 10(1) of the TSOFA also provides that “every person in Singapore who has information which the person knows or believes may be of material assistance (a) in preventing the commission by another person of a terrorism financing offence; or (b) in securing the apprehension, prosecution or conviction of another person, in Singapore, for an offence involving the commission, preparation or instigation of a terrorism financing offence, who fails to disclose the information immediately to a police officer shall be guilty of an offence.” An offence under the TSOFA may result in the extradition of a convicted individual, where applicable. Separately, the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore (“CDSA”) also covers the prevention of money laundering and its criminalization. In this regard, the CDSA defines the roles of government authorities and imposes rules for money laundering prevention, including reporting procedures and penalties for criminals. Notably, the offences under the CDSA applies to any property, whether it is situated in Singapore or elsewhere.
Increasing focus on environmental, social and governance matters may impose additional costs on us or expose us to additional risks.
We believe our long-term success rests on our ability to make positive impact on the environment and society and we have adopted a series of environmental, social and governance related policies in our business operations. For details, see “Business — Environmental Social and Corporate Governance.” Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of the ADSs could be materially and adversely effected.
Our restaurant operations in various countries may subject us to cultural and language difficulties.
As of the date of this prospectus, we operate in over 12 countries. We have made, and expect to continue to make, significant investments to expand our international operations and compete with local competitors.
Conducting our business internationally, particularly in countries in which we have limited experience, subjects us to risks that we do not face to the same degree in other jurisdictions. In particular, we are subject to operational and compliance challenges caused by distance, language, and cultural differences. Further, we are subject to resources that are required to localize our business, which requires qualified employees with certain level of language skills, the translation of our website into foreign languages and the adaptation of our operations to local practices, laws, and regulations. We are also facing different levels of social acceptance of our brand, products, and offerings. These cultural and language risks could adversely affect our international operations, which could in turn adversely affect our business, financial condition, and operating results.
Our operations are susceptible to increases in our purchase costs of food ingredients and labor costs, which could adversely affect our margins and results of operations.
Our profitability depends significantly on our ability to anticipate and react to changes in purchase costs of food ingredients. We primarily rely on certain connected persons and local suppliers in the jurisdictions we operated to supply soup based, fresh produce, seafood, meat and other ingredients. Increases in distribution costs or sale prices or failure to perform by our suppliers could cause our food costs to increase. We may be unwilling or unable to pass these cost increases onto our guests, and our operating margins may decrease as a result.
The type, variety, quality and price of food supplies are volatile and subject to factors beyond our control, including seasonal shifts, climate conditions, natural disasters, local regulations and availability, each of which may affect our food costs or cause a disruption in our supply. We are also subject to inflation pressure in the international market, which may also result in an increase in our purchase costs. Our suppliers may also be affected by higher costs to produce and transport commodities used in our restaurants, rising labor costs and other expenses that they pass through to their customers, which could result in higher costs for goods and services supplied to us. Although we are able to contract for some of the food ingredients used in our restaurants for periods of up to one year, the pricing and availability of some of the food ingredients used in our operations cannot be locked in for periods of longer than one month or at all. We currently do not enter into futures contracts or engage in other financial risk management strategies against potential price fluctuations in food costs. We may not be able to anticipate and react to changes in food costs through our purchasing practices and menu price adjustments in the future, and failure to do so could materially and adversely affect our business and results of operations.
Labor costs and the long-term trend of higher wages may also lead to declines in our margins and operating results. The catering service industry is labor intensive. Since our staff costs accounted for a significant portion of our cost of sales, we believe that controlling and reducing our labor costs is crucial for us to maintain and improve our profit margins as well as other operating costs.
We face pressure from rising labor costs due to various factors, including but not limited to:
•
Higher minimum wages.   The minimum wage in certain jurisdictions where we operate may continue to increase, which has a direct impact on our labor costs; and

•
Increase in headcount.   As we expand our operations, the headcount of our employees may increase. We may also need to retain and continuously recruit qualified employees to meet our growing demand for talent, which might further increase our total headcount. Any increases in headcount would also increase our costs in relation to, among other things, recruiting, salaries, training and employee benefits.

We cannot assure you that we will be able to control our labor costs or improve our efficiency. Any failure in effectively controlling our labor costs may have a material and adverse impact on our business, financial position and results of operations.
We have recognized, and may continue to recognize impairment losses for property, plant and equipment and right of-use assets.
In 2021 and 2022, we recognized net impairment losses in respect of property, plant and equipment and right-of-use assets of US$63.1 million and US$7.8 million respectively, due to the uncertain future prospects of certain restaurants at the end of each year taking into account the COVID-19 pandemic. In the six months ended June 30, 2023, we recognized net impairment reversals in respect of property, plant and equipment and right-of-use assets of US$0.5 million. Nevertheless, we may continue to recognize impairment losses for property, plant and equipment and right-of-use assets in the future as we are actively expanding our restaurant network and the performance of certain restaurants may not meet our expectation. If we continue to recognize impairment losses for property, plant and equipment and right-of-use assets, our financial condition and results of operations may be materially and adversely affected.
We may need to obtain substantial financing for our operations. If we fail to obtain sufficient funding, our growth may be adversely affected.
In 2021, 2022 and the six months ended June 30, 2023, our net cash generated from operating activities amounted to US$4.4 million, US$68.3 million and US$63.7 million, respectively. We cannot assure you that we will be able to continue generating positive cash flows from operating activities in the future. Our liquidity and financial condition may be materially and adversely affected by negative net cash flows, and we cannot assure you that we will have sufficient cash from other sources to fund our operations. The cost of continuing operations could reduce our cash position, and any increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the cash needs for operating our business and to fund our business expansion.
We primarily fund our operations, expansion and capital expenditures through cash generated from our operations and net proceeds we received from this Offering. As our business scale grows, we may require additional cash resources to finance our continued growth or other future developments, including any investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on the timing of our new restaurant openings, investments in new restaurants and the amount of cash flow from our operations. The incurrence of indebtedness would result in increased debt service obligations and finance costs and could result in operating and financing covenants that may, among other things, restrict our operations or our ability to pay dividends. Servicing such debt obligations could also be burdensome to our operations. If we fail to service the debt obligations or are unable to comply with such debt covenants, we could be in default under the relevant debt obligations and our liquidity and financial conditions may be materially and adversely affected.

Share-based compensation expenses may cause shareholding dilution to our existing Shareholders and potentially have a material and adverse effect on our financial performance.
We have adopted the Share Award Scheme to grant share awards to provide incentives or rewards to eligible participants for their contribution to us. The adoption of the Share Award Compensation may result us to incur share-based compensation expenses in the future. To further incentivize our employees to contribute to us, we may grant additional share-based compensation in the future. Issuance of additional Shares with respect to such share-based payment may dilute the shareholding percentage of our existing Shareholders. Expenses incurred with respect to such share-based compensation may also have a material and adverse effect on our financial performance.
We may not be able to collect all of our trade and other receivables and thus are exposed to credit risk.
Our trade and other receivables primarily receivables from credit card networks, food delivery platforms and payment platforms, as well as interest receivable and others. At the end of each year or period, we assess whether the credit risk of a financial instrument has increased significantly since its initial recognition. When making the assessment, we compare the risk of a default occurring on the financial instrument as of the reporting date with the risk of a default occurring on the financial instrument as of the date of initial recognition and consider reasonable and supportive forward-looking information. We cannot assure you that we will be able to collect our trade and other receivables in full, or at all, in the future, despite our efforts to conduct credit assessment on them.
Our indebtedness could materially and adversely affect our business, financial conditions and results of operations.
As of June 30, 2023, our total indebtedness was US$221.7 million, which consisted of our bank borrowings and lease liabilities. This indebtedness is primarily used to support our daily operations and expansion plan. We intend to repay such indebtedness with cash flows from operations and our cash and cash equivalents. However, we may continue to incur debt to fund our daily operations and to pursue our expansion plans. This indebtedness could have important consequences for our business and operations including, but not limited to:
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limiting or impairing our ability to obtain financing, refinance any of our indebtedness, obtain equity or debt financing on commercially reasonable terms or at all, which could cause us to default on our obligations and materially impair our liquidity;

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restricting or impeding our ability to access capital markets at attractive rates and increasing the cost of future borrowings;

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reducing our flexibility to respond to changing business and economic conditions or to take advantage of business opportunities that may arise;

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requiring us to dedicate a substantial portion of our cash flow from operations to payments of principal and interest on our indebtedness, thereby reducing the availability of our cash flow for other purposes;

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placing us at a competitive disadvantage compared to our competitors that have lower leverage or better access to capital resources;

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limiting our ability to dispose of assets that secure our indebtedness or utilize the proceeds of such dispositions and, upon an event of default under any such secured indebtedness, allowing the lenders thereunder to foreclose upon our assets pledged as collateral; and

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increasing our vulnerability to downturns in general economic or industry conditions, or in our business.

Risks Related to Our ADSs and This Offering
An active trading market for the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.
The ADSs will be traded on [the New York Stock Exchange/Nasdaq Stock Market]. Prior to the completion of this offering, there has been no public market for the ADSs, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.
The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other cuisine brands that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:
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variations in our quarterly or annual revenue, earnings and cash flow;

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announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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announcements of new restaurant openings, launch of menu dishes or service types by us or our competitors;

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changes in financial estimates by securities analysts;

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detrimental adverse publicity about us our restaurants or the industry in which we operate;

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additions or departures of key personnel;

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release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

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potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.
In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
Since there will be a gap between pricing and trading of our ADSs, the price of our ordinary shares traded on the HKEx may fall during this period and could result in a fall in the price of our ADSs to be traded on [the New York Stock Exchange/Nasdaq Stock Market].
There will be a gap between pricing and trading of our ADSs. As a result, investors may not be able to sell or otherwise deal in our ADSs during that period. Accordingly, holders of our ADSs are subject to the risk that the trading price of our ADSs could fall when trading commences as a result of adverse market conditions or other adverse developments that could occur between the pricing and the time trading begins. In particular, as our ordinary shares will continue to be traded on the HKEx and their price can be volatile, any fall in the price of our ordinary shares may result in a fall in the price of our ADSs to be traded on [the New York Stock Exchange/Nasdaq Stock Market].
The time required for the exchange between our ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange between our ordinary shares and ADSs involves costs.
There is no direct trading or settlement between [the New York Stock Exchange/Nasdaq Stock Market] and the HKEx on which our ADSs and our ordinary shares are respectively traded. In addition,

the time differences between New York and Hong Kong, unforeseen market circumstances, or other factors may delay the deposit of ordinary shares in exchange for the ADSs or the withdrawal of ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any exchange for ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.
Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, shareholders who exchange ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.
Exchange between our ordinary shares and ADSs may adversely affect the liquidity or trading price of each other.
Our ordinary shares are currently listed and traded on the HKEx. Subject to compliance with U.S. securities laws and the terms of the deposit agreement, holders of our ordinary shares may deposit ordinary shares with the depositary in exchange for the issuance of the ADSs. Any holder of ADSs may also withdraw the underlying ordinary shares represented by the ADSs pursuant to the terms of the depositary agreement for trading on the HKEx. In the event that a substantial number of ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our ADSs on [the New York Stock Exchange/Nasdaq Stock Market] and the ordinary shares on the HKEx may be adversely affected.
The characteristics of the U.S. capital markets and the HKEx are different, which may negatively affect the trading prices of our ordinary shares and/or ADSs.
[The New York Stock Exchange/Nasdaq Stock Market] and the HKEx have different trading hours, trading characteristics (including trading volume and liquidity), trading rules, listing rules, regulatory requirements, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ADSs and ordinary shares representing them might not be the same, even allowing for currency differences. Fluctuations in the price of the ordinary shares due to circumstances peculiar to the HKEx could materially and adversely affect the price of the ADSs. Because of the different characteristics of the U.S. and Hong Kong equity markets, the historic market prices of our ordinary shares may not be indicative of the performance of our ADSs after this offering.
Our largest shareholder has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders and ADS holders.
As of the date of this prospectus, entities controlled by Mr. Yong Zhang collectively owns 47.64% of our outstanding shares. As the largest shareholder of our company, Mr. Yong Zhang has substantial influence over our business, including matters relating to our management, policies and decisions regarding acquisitions, mergers, expansion plans, consolidations and sales of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive other shareholders or ADS holders of an opportunity to receive a premium for their ADSs or shares as part of a sale of our company and might reduce the price of our ADSs or shares. These events may occur even if they are opposed by our other shareholders. In addition, the interests of Mr. Yong Zhang may differ from the interests of our other shareholders and ADS holders, and it is possible that Mr. Yong Zhang may exercise substantial influence over us and cause us to enter into transactions or take, or fail to take, actions or make decisions that conflict with the best interests of our other shareholders and ADS holders.
The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the ordinary shares represented by your ADSs are voted.
Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you cancel and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.
When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs.
In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.
The depositary for the ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at general meetings if you do not give voting instructions to the depositary, except in limited circumstances, which could adversely affect your interests.
Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary, unless:
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we have failed to timely provide the depositary with our notice of meeting and related voting materials;

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we have instructed the depositary that we do not wish a discretionary proxy to be given;

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we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

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a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

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voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary, you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.
Substantial future sales or perceived potential sales of the ADSs, ordinary shares or other equity securities in the public market could cause the price of the ADSs to decline significantly.
Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and all other ordinary shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be           ADSs (representing           ordinary shares) outstanding immediately upon the completion of this offering, or           ADSs (representing           ordinary shares) if the underwriters exercise their option in full to purchase additional ADSs. In connection with this offering, [we, our directors, executive officers and certain shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities or any securities convertible into or exchangeable or exercisable for ordinary shares or ADSs, for a period ending 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions.] However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs and our ordinary shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.
After completion of this offering, certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs and ordinary shares to decline.
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs and ordinary shares, the market price for our ADSs or ordinary shares and trading volume could decline.
The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs or ordinary shares, the market price for our ADSs or ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs or ordinary shares to decline.
There can be no assurance that we will pay dividends and you must rely on price appreciation of the ADSs for return on your investment.
Pursuant to our currently effective articles of association, (i) any future declarations and payments of dividends (other than interim dividends) will be at the recommendation of our board at its absolute discretion for approval by our shareholders at a general meeting; and (ii) interim dividends may be paid by our board if justified by the profits of our company. We cannot guarantee when and in what form dividends will be paid. Even if any declaration and payments of dividends are approved by our shareholders at a general meeting, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADS. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.
We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.
We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment and discretion of our management regarding the application of a portion of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the ADS price or ordinary share price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.
There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.
A non-U.S. corporation, such as SUPER HI INTERNATIONAL HOLDING LTD., will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, after applying applicable look-through rules, either (i) at least 75% of its gross income for such year is passive income; or (ii) at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”).
For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
Based on the historical, current and anticipated value of our assets, the composition of our income and assets and the expected price of the ADSs in this offering, we do not expect to be a PFIC for our taxable year ending December 31, 2023. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for our taxable year ending December 31, 2023, or for any future taxable year or that the United States Internal Revenue Service will not take a contrary position.
Changes in the composition of our income or composition of our assets may cause us to become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill not reflected on our balance sheet (which may depend upon the market value of the ADSs from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. It is also possible that the United States Internal Revenue Service may challenge our classification or valuation of our goodwill, which may result in our being or becoming a PFIC for the current or one or more future taxable years.
If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations”) holds our ADSs or our ordinary shares in the offering, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company.”
Our memorandum and articles of association contain anti-takeover provisions, which could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.
Some provisions of our currently effective articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction. For example, subject to the applicable listing rules of the HKEx, only one-third of the board of directors is up for election during each annual general meeting.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law, we conduct the majority of our operations, and all of our directors and executive officers reside outside the United States.
We are incorporated in the Cayman Islands with business operations in multiple jurisdictions through various subsidiaries. All of our directors and executive officers reside outside the United States, and the majority of our assets and the assets of these persons are located outside the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Save with respect to our company’s register of members, which, in accordance with our currently effective articles of association, will be made available to our Shareholders for inspection, our directors have discretion under our currently effective articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant difference between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.
If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.
Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.
Certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands company, and the majority of our assets are located outside the United States. In addition, all of our directors and executive officers reside outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdiction other than the United States in which we operate may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. For more information, see “Enforceability of Civil Liabilities.”
Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.
Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in the City of New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.
Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.
If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$      per ADS. See “Dilution” for a more complete description of how the value of your investment in ADSs will be diluted upon the completion of this offering.
You may not receive cash dividends if the depositary decides it is impractical to make them available to you.
The depositary will pay cash distributions on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares. To the extent that there is a distribution, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.
You may be subject to limitations on the transfer of your ADSs.
Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADSs on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
You may experience dilution of your holdings due to an inability to participate in rights offerings.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.
Techniques employed by short sellers may drive down the market price of the ADSs.
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.
It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to domestic public companies in the United States.
Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD. We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases distributed pursuant to the rules and regulations of [the New York Stock Exchange/Nasdaq Stock Market]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.
If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of the ADSs may be negatively impacted.
Upon the completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our second annual report on Form 20-F after we become a public company in the United States. During the audit of our consolidated financial statements for the fiscal year ended December 31, 2022 and 2021, a material weakness was identified in our internal control over financial reporting. Under standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that has been identified relates to our lack of sufficient accounting and financial reporting personnel with requisite knowledge and comprehensive accounting and reporting policies and procedures relating to the application and compliance with SEC rules and regulations. We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2022 and 2021 in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses.
We are in the process of implementing a number of measures to address the material weakness that have been identified including: (i) hiring additional accounting and financial reporting personnel with SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under SEC rules and regulations, as well as International Financial Reporting Standards, or IFRS, and (iii) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.
The presence of a material weakness could result in financial statement errors which, in turn, could lead to errors in our financial reports or delays in our financial reporting, which could require us to restate our operating results or result in our auditors issuing a qualified audit report. In order to establish and maintain effective disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Developing, implementing and testing changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in establishing and maintaining adequate internal controls.
If either we are unable to conclude that we have effective internal controls over financial reporting or our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on [the New York Stock Exchange/Nasdaq Stock Market].

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from [the New York Stock Exchange/Nasdaq Stock Market]’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with [the New York Stock Exchange/Nasdaq Stock Market]’s corporate governance requirements.
As a Cayman Islands company listed on [the New York Stock Exchange/Nasdaq Stock Market], we are subject to [the New York Stock Exchange/Nasdaq Stock Market]’s corporate governance requirements. However, [the New York Stock Exchange/Nasdaq Stock Market] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from [the New York Stock Exchange/Nasdaq Stock Market] corporate governance requirements. For example, neither the Companies Act (As Revised) of the Cayman Islands nor our currently effective memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our nomination committee and renumeration committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with [the New York Stock Exchange/Nasdaq Stock Market] listing standards.
We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.
We are an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.
We will incur increased costs as a result of being a public company in the United States, particularly after we cease to qualify as an “emerging growth company.”
We expect to incur additional significant legal, accounting and other expenses after becoming a public company in the United States. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and [the New York Stock Exchange/Nasdaq Stock Market], impose various requirements on the corporate governance practices of public companies. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.
As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.
We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. After we are no longer an emerging growth company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:
•
our operations and business prospects;

•
future developments, trends and conditions in the industry and markets in which we operate;

•
our strategies, plans, objectives and goals and our ability to successfully implement these strategies, plans, objectives and goals;

•
our ability to maintain an effective food safety and quality control system;

•
our ability to continue to maintain our leadership position in the industry and markets in which we operate;

•
our dividend policy;

•
our capital expenditure plans;

•
our expansion plans;

•
our future debt levels and capital needs;

•
our expectation regarding the use of proceeds from this offering;

•
our expectations regarding the effectiveness of our marketing initiatives and the relationship with our third-party partners;

•
our ability to recruit and retain qualified personnel;

•
relevant government policies and regulations relating to our industry;

•
our ability to protect our systems and infrastructures from cyber-attacks;

•
general economic and business conditions globally; and

•
assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.
This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.
The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS
We estimate that the net proceeds to us from our issuance and sale of       ADSs in this offering will be approximately US$      million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming the underwriters do not exercise their option to purchase additional ADSs. This estimate assumes an initial public offering price of US$      per ADS, based on the closing price of our ordinary shares and exchange rate set forth on the cover page of this prospectus.
A US$1.00 increase (decrease) in the assumed initial public offering price of US$      per ADS would increase (decrease) the net proceeds to us from this offering by US$      million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.
The primary purposes of this offering are to create a public market for our ADSs, facilitate greater access to the public equity markets and obtain additional capital. We plan to use the net proceeds of this offering as follows:
•
approximately 70% for strengthening our brand and expanding our restaurant network globally;

•
approximately 10% for investing in our supply chain management capabilities, such as building more central kitchens;

•
approximately 10% for research and development to enhance digitalization and other technologies used in our restaurant management; and

•
approximately 10% for working capital and other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to Our ADSs and This Offering — We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”
Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.
For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

DIVIDEND POLICY
We have never declared or paid dividends on our ordinary shares. We currently expect to retain all future earnings for use in the operation and expansion of our business and do not have any present plan to pay any dividends.
Pursuant to our currently effective memorandum and articles of association, (i) any future declarations and payments of dividends (other than interim dividends) will be at the recommendation of our board at its absolute discretion for approval by our shareholders at a general meeting; and (ii) interim dividends may be paid by our board if justified by the profits of our company. There can be no assurance that we will be able to declare or distribute any dividend in the amount set out in any plan of our board or at all. In addition, as a company incorporated in the Cayman Islands, we may declare and pay a dividend out of either profits or share premium account, provided always that in no circumstances may a dividend be declared or paid out of share premium if such payment would result in our company being unable to pay its debts as they fall due in the ordinary course of business. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION
The following table sets forth our capitalization as of June 30, 2023:
•
on an actual basis; and

•
on a pro-forma basis, after giving effect to the issuance and sale of ordinary shares in the form of ADSs by us in this offering and the application of net proceeds from this offering described under “Use of Proceeds.”

The information below is illustrative only, and assumes an initial public offering price of US$      per ADS, based on the closing price of our ordinary shares and exchange rate set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing, including the amount by which actual offering expenses are higher or lower than estimated.
The table below should be read in conjunction with the information contained in “Use of Proceeds,” “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
	As of June 30, 2023
	Actual	As adjusted
	(US$ in thousands)
Bank borrowings	512
Lease liabilities	221,163
Total indebtedness	221,675
Shareholders’ equity:
Share capital	3
Shares held under our share award scheme	*
Share premium	494,480
Reserves	(239,570)
Non-controlling interests	2,284
Total shareholders’ equity	257,197
Total capitalization	478,872

*
Less than US$1,000

DILUTION
If you invest in our ADSs, your investment will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.
As of        , we had a net tangible book value of US$     per ordinary share and US$      per ADS. We calculate net tangible book value per share of our ordinary shares by dividing our total tangible assets less our total liabilities by the number of our outstanding ordinary shares. As adjusted net tangible book value per ordinary share is calculated after giving effect to the issuance of ordinary shares in the form of ADSs by us in this offering. Dilution is determined by subtracting the net tangible book value per ordinary share immediately upon the completion of this offering from the initial public offering price per ordinary share.
Without taking into account any other changes in such net tangible book value after          , other than giving effect to the receipt of the estimated net proceeds from our sale of ADSs in this offering, assuming an initial public offering price of US$      per ADS (based on an ordinary share to ADS ratio of       to one, the closing price of our ordinary shares and exchange rate set forth on the cover page of this prospectus), and the application of the estimated net proceeds therefrom as described under “Use of Proceeds,” our pro-forma, as adjusted net tangible book value at       would have been approximately US$      per ordinary share and US$      per ADS. This represents an immediate increase in net tangible book value of US$      per ordinary share and US$      per ADS to existing shareholders and an immediate dilution in net tangible book value of US$      per ordinary share and US$      per ADS to you, or      %. The following table illustrates this dilution to new investors purchasing ADSs in the offering:
	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Actual net tangible book value as of	US$	US$
Pro-forma, as adjusted net tangible book value per share after giving effect to the issuance of ordinary shares in the form of ADSs in this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$
A US$1.00 increase (decrease) in the assumed initial public offering price of US$      per ADS would increase (decrease) our as adjusted net tangible book value by US$      per ordinary share and US$      per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.
The following table summarizes, on a pro forma basis as of         , the differences between our existing shareholders and the new investors in this offering with respect to the number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share and per ADS paid at the assumed initial public offering price of US$      per ADS, without deducting the underwriting discounts and commissions and other estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount (in thousands)	Percent
Existing shareholders		%	US$	%	US$	US$
New investors		%	US$	%	US$	US$
Total		%	US$	%
Each US$1.00 increase (decrease) in the assumed public offering price of US$      per ADS would increase (decrease) total consideration paid by new investors in this offering by US$      million, total consideration paid by all shareholders by US$      million and average price per ordinary share and per ADS paid by all shareholders by US$      per ordinary share and US$      per ADS, assuming the sale of        ADSs by us at the assumed initial public offering price of US$      per ADS, without deducting estimated underwriting discounts and commissions and estimated expenses payable by us.
The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES
We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:
•
political and economic stability;

•
an effective judicial system;

•
a favorable tax system;

•
the absence of exchange control or currency restrictions; and

•
the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:
•
the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•
Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.
Other than our operations in the United States, the majority of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.
We have appointed [     ] as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.
Cayman Islands
Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.
Conyers Dill & Pearman has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law will be determined by the courts of the Cayman Islands as penal or punitive in nature. The courts of the Cayman Islands may not recognize or enforce such judgments against a Cayman company, and because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.
Singapore
Drew & Napier LLC, our counsel as to Singapore law, has informed us that in Singapore, a foreign judgment for a sum of money may be enforced in one of several ways, depending on where the foreign judgment is obtained, but must at all times be subject to the rules of civil procedure in Singapore. A foreign monetary judgment obtained in a competent court in the United States, including judgments relating to a violation of U.S. federal securities law, may be recognized for the purposes of enforcement in the Singapore courts to recover a debt provided that (amongst others) (i) the foreign judgment is not inconsistent with a prior local judgment that is binding on the same parties; (ii) the recognition or enforcement of the foreign judgment would not contravene the public policy of Singapore; (iii) the proceedings in which the foreign judgment was obtained were not contrary to principles of natural justice; (iv) the foreign judgment was not obtained by fraud; or (v) the enforcement of the foreign judgment would not amount to the direct or indirect enforcement of a foreign penal, revenue or other public law. In determining whether a judgment given by that original court should be recognized for the purposes of enforcement in Singapore, the Singapore Courts shall not be bound by any decision of that original court relating to forum non conveniens (where there is some other forum with competent jurisdiction which is more appropriate for the trial) or lis alibi pendens (where proceedings are pending in another jurisdiction). As such, assuming that the U.S. court had jurisdiction to hear and determine the original case and there are no grounds on which to impeach the judgment, the enforcement action in the Singapore courts may be successful without having to re-litigate the merits of the case.
An investor may not be able to commence an original action against us or our directors or executive officers, or any person (“Original Action”), before the Singapore courts to enforce, either directly or indirectly, a U.S. judgment which concerns foreign criminal, venue or public laws. If the action requires the Singapore courts to decide on liabilities (in particular, criminal liabilities) under U.S. federal securities law, the Singapore courts are likely to decline jurisdiction to hear the action. Each claim or relief sought in the U.S. proceedings would have to be reviewed to determine if it is civil or criminal nature.
In addition, whether an Original Action may be commenced in a Singapore court depends on whether the Singapore court has jurisdiction. In this regard, Singapore Court may decline to assume jurisdiction or proceedings in a Singapore Court may be stayed or struck out on grounds of (i) forum non conveniens (where there is some other forum with competent jurisdiction which is more appropriate for the trial) or there are other exceptional circumstances for choosing another forum; (ii) lis alibi pendens (where proceedings are pending in another jurisdiction); or (iii) res judicata (where the merits of the issues in dispute have already been judicially determined or should have been raised in previous proceedings between the parties). The Singapore courts will consider, among other considerations, whether the parties have agreed by a jurisdictional clause to submit to the Singapore courts or whether there are sufficient connecting factors (including factors such as the proper law of the contract or the place in which the tort occurred) which point to Singapore being the most appropriate forum.
As such, Drew & Napier LLC has advised us that there is uncertainty as to whether Singapore courts will entertain Original Actions predicated upon the securities laws of the United States or any state in the United States.

Vietnam
Bizlink Lawyers, our counsel as to Vietnam law, has advised us that in Vietnam, a court will consider recognizing and enforcing a judgment rendered by a foreign court (i) where such judgment has been made in, or by the court of, a country which is a party to a relevant international treaty of which Vietnam is a participant or a signatory, (ii) where such judgment is permitted to be recognized and enforced under Vietnam law, or (iii) on a reciprocal basis without the condition that Vietnam and the relevant country are signatories or participants of a relevant international treaty. A judgment rendered by a foreign court will not be recognized and enforced in Vietnam where among other things, the Vietnam court in which the recognition and enforcement are requested determines that the recognition and enforcement of such judgment in Vietnam are contrary to the fundamental principles of Vietnam laws. There is doubt as to the enforceability in Vietnam courts in actions for the recognition and enforcement of judgments of United States courts and of civil liabilities predicated upon the federal securities laws of the United States, primarily because there is no treaty or other arrangement or basis for reciprocal enforcement of judgments between Vietnam and the United States. In addition, under Vietnam laws on investment, any dispute to which one disputing party is a foreign investor or a company with foreign owned capital, and any dispute between foreign investors shall only be resolved by (a) a Vietnam court, (b) a Vietnam arbitration body, (c) a foreign arbitration body, (d) an international arbitration body, or (e) an arbitration tribunal established pursuant to the agreement of the disputing parties. Therefore, there is a possibility that parties to the disputes are not allowed to choose foreign courts as the dispute resolution forum.
Malaysia
Lee Hishammuddin Allen & Gledhill, our counsel as to Malaysian law, has advised us that there are currently no statutes, treaties, or other forms of reciprocity between the United States and Malaysia providing for the mutual recognition and enforcement of court judgments. Under Malaysian laws, a foreign judgment cannot be directly or summarily enforced in Malaysia. The judgment must first be recognized by a Malaysian court either under applicable Malaysian laws or in accordance with common law principles. For Malaysian courts to accept the jurisdiction for recognition of a foreign judgment, the foreign country where the judgment is made must be a reciprocating country expressly specified and listed in the Reciprocal Enforcement of Judgments Act 1958 (“REJA”), Maintenance Orders (Facilities for Enforcement) Act 1949 or Probate and Administration Act 1959. In practice, registration under the REJA is the most common manner in which foreign judgement are enforced in Malaysia. The requirements for a foreign judgment to be recognized and enforceable in Malaysia under REJA are: (i) the judgment must be a monetary judgment; (ii) the judgement must have had jurisdiction accepted by the Malaysian Court; (iii) the judgement was pronounced by a superior court from a reciprocating country under the First Schedule of REJA; (iv) the judgment was not obtained by fraud; (v) the enforcement of the judgment is not contrary to the public policy in Malaysia; and (vi) the judgment must be final and conclusive.
As the United States is not one of the reciprocating countries specified under the statutory regime where a foreign judgment can be recognized and enforced in Malaysia, a judgment obtained in the United States must be enforced under the common law by commencing fresh proceedings in a Malaysian court. The legal requirements for an action on a foreign judgement under common law closely resemble to those under the REJA, the Malaysian court has held that a non-REJA foreign judgment may be enforced in Malaysia by instituting a fresh action in the local courts, the court has also highlighted that the non-REJA foreign judgement must be admitted to the Malaysian Courts under the Evidence Act 1950 (“EA”) and non-compliance of the requirements contained in the EA in respect of the admission of foreign judgement has a substantive effect as it may result in the dismissal of the action for enforcement of the foreign judgement.

CORPORATE HISTORY AND STRUCTURE
We commenced our restaurant business operations outside Greater China in 2012 through Haidilao International Holding Ltd. (“HDL Group”), our then-parent company and a public company listed on the HKEx (HKEx: 6862). Since opening our first restaurant in Singapore in 2012, we have expanded to 115 restaurants in 12 countries across four continents as of June 30, 2023, including Singapore, Thailand, Vietnam, Malaysia, Indonesia, Japan, Korea, the United States, Canada, the United Kingdom, Australia and the United Arab Emirates.
In 2022, we consummated a series of business and corporate reorganization transactions (the “Group Reorganization”) in connection with the listing of our ordinary shares on the HKEx in December 2022 (the “Hong Kong Listing”). As part of the Group Reorganization, we established SUPER HI INTERNATIONAL HOLDING LTD., our holding company incorporated under the laws of the Cayman Islands, in May 2022. Upon completion of the Group Reorganization and immediately prior to the consummation of the Hong Kong Listing in December 2022, all of HDL Group’s restaurant business operations outside Greater China were held by SUPER HI INTERNATIONAL HOLDING LTD.
Our ordinary shares have been listed on the HKEx since December 30, 2022 under the stock code “9658.” The Hong Kong Listing of our ordinary shares was achieved through HDL Group’s distribution (the “Distribution”) of 100% of its equity interest in SUPER HI INTERNATIONAL HOLDING LTD. to qualified holders of HDL Group’s ordinary shares as of the close of business on the record date of December 20, 2022 (the “Record Date”) in proportion to their respective shareholding in HDL Group. Each qualified holder of HDL Group’s ordinary shares of record received one ordinary share of our company for every ten shares of HDL Group’s ordinary shares that it held on the Record Date. Following the Distribution, we became an independent, publicly-traded company and HDL Group retains no ownership interest in our company.
The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this prospectus:

*
The diagram above omits the names of subsidiaries that are insignificant individually and in the aggregate.

PRICE RANGE OF OUR ORDINARY SHARES
Our ordinary shares have been trading on the HKEx under the stock code “9658” since December 30, 2022. The following table sets forth, for the periods indicated, the reported high and low closing sale prices and the average daily trading volumes of our ordinary shares on the HKEx. Share prices are presented in HK dollars and U.S. dollars.
	Price Per Ordinary Share		Price Per Ordinary Share		Average Daily Trading Volume (in shares)
	HK$		US$
	High	Low	High	Low
Annual (Fiscal Year Ended December 31):
2022	9.94	9.94	1.27	1.27	20,384,961
Quarterly:
First Quarter 2023	23.85	9.60	3.05	1.23	3,205,127
Second Quarter 2023	18.96	13.60	2.43	1.74	955,658
Third Quarter 2023	16.00	12.06	2.05	1.54	637,503
Most Recent Six Months:
July 2023	16.00	13.76	2.05	1.76	385,450
August 2023	15.90	12.06	2.04	1.54	644,793
September 2023	15.46	13.10	1.98	1.68	893,998
October 2023	15.02	12.82	1.92	1.64	525,447
November 2023	13.76	11.98	1.76	1.53	806,518
December 2023 (Through December 14)	12.78	10.90	1.64	1.40	889,354
On December 14, 2023, the closing sale price of our ordinary shares on the HKEx was HK$11.00 per ordinary share (US$1.41 per ordinary share).

SELECTED CONSOLIDATED FINANCIAL DATA
The following selected consolidated statement of profit or loss data for the fiscal years ended December 31, 2021 and 2022, selected consolidated statement of balance sheet data as of December 31, 2021 and 2022, and selected consolidated statement of cash flow data for the fiscal years ended December 31, 2021 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statement of profit or loss data for the six months ended June 30, 2022 and 2023, selected consolidated statement of balance sheet data as of June 30, 2023, and selected consolidated statements of cash flow data for the six months ended June 30, 2022 and 2023 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.
Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standard Board, or IASB. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
The following table presents our selected consolidated statement of profit or loss data for the periods indicated:
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2021		2022		2022		2023
	(US$ in thousands, except for percentages)
Selected consolidated statement of profit or loss data:
Revenue	312,373	100.0%	558,225	100.0%	245,839	100.0%	323,931	100.0%
Other income	19,458	6.2%	6,701	1.2%	5,487	2.2%	5,461	1.7%
Raw materials and consumables used	(113,760)	(36.4)%	(196,646)	(35.2)%	(86,661)	(35.3)%	(109,316)	(33.7)%
Staff costs	(143,343)	(45.9)%	(188,927)	(33.8)%	(90,461)	(36.8)%	(107,687)	(33.2)%
Rentals and related expenses	(6,556)	(2.1)%	(13,006)	(2.3)%	(5,611)	(2.3)%	(6,264)	(1.9)%
Utilities expenses	(11,017)	(3.5)%	(19,743)	(3.5)%	(8,858)	(3.6)%	(12,621)	(3.9)%
Depreciation and amortization	(69,916)	(22.4)%	(72,952)	(13.1)%	(33,330)	(13.6)%	(41,795)	(12.9)%
Traveling and communication expenses	(2,674)	(0.9)%	(4,776)	(0.9)%	(2,378)	(1.0)%	(2,307)	(0.7)%
Listing expenses	—	—	(6,310)	(1.1)%	(3,337)	(1.4)%	—	—
Other expenses	(41,729)	(13.4)%	(55,510)	(9.9)%	(22,750)	(9.3)%	(27,780)	(8.6)%
Other gains (losses) – net	(73,270)	(23.5)%	(26,793)	(4.8)%	(41,221)	(16.8)%	(9,962)	(3.1)%
Finance costs	(19,158)	(6.1)%	(12,493)	(2.2)%	(8,424)	(3.4)%	(4,340)	(1.3)%
(Loss) Profit before tax	(149,592)	(47.9)%	(32,230)	(5.8)%	(51,705)	(21.0)%	7,320	2.3%
Income tax expense	(1,160)	(0.4)%	(9,033)	(1.6)%	(4,018)	(1.6)%	(3,926)	(1.2)%
(Loss) Profit for the year/period	(150,752)	(48.3)%	(41,263)	(7.4)%	(55,723)	(22.7)%	3,394	1.0%
Other comprehensive income (expense)
Exchange differences arising on translation of foreign operations	2,097	0.7%	8,385	1.5%	16,918	6.9%	11,566	3.6%
Total comprehensive (expense) income for the year/period	(148,655)	(47.6)%	(32,878)	(5.9)%	(38,805)	(15.8)%	14,960	4.6%
(Loss) Earnings per share – Basic and diluted (USD)	(0.27)		(0.07)		(0.10)		0.01

The following table presents our selected consolidated statement of balance sheet data as of the dates indicated:
	As of December 31,		As of June 30,
	2021	2022	2023
	(US$ in thousands)
Selected consolidated statement of balance sheet data:
Inventories	16,709	25,984	23,412
Trade and other receivables and prepayments	30,253	26,771	29,413
Amounts due from related parties	29,383	—	—
Bank balances and cash	89,546	93,878	118,936
Total current assets	206,732	153,396	175,534
Total assets	626,723	576,112	572,656
Trade payables	26,549	32,313	39,019
Other payables	24,128	31,663	28,070
Amounts due to related parties	500,562	776	138
Total current liabilities	596,144	117,230	118,714
Total liabilities	813,905	334,075	315,459
Net (liabilities) assets	(187,182)	242,037	257,197
Total shareholders’ (deficit) equity	(187,182)	242,037	257,197
The following table presents our selected consolidated statements of cash flow data for the periods indicated:
	For the Year Ended December 31,		For the Six Months Ended June 30,
	2021	2022	2022	2023
	(US$ in thousands)
Selected consolidated statements of cash flow data:
Net cash from operating activities	4,382	68,321	30,361	63,743
Net cash (used in) from investing activities	(87,464)	888	41,442	(16,131)
Net cash from (used in) financing activities	119,879	(65,869)	(34,193)	(22,942)
Net increase in cash and cash equivalents	36,797	3,340	37,610	24,670
Cash and cash equivalents at beginning of the year/period	51,564	89,546	89,546	93,878
Effect of foreign exchange rate changes	1,185	992	(4,214)	388
Cash and cash equivalents at end of the year/period	89,546	93,878	122,942	118,936

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.” Our consolidated financial statements have been prepared in accordance with IFRS.
Overview
We are a leading Chinese cuisine restaurant brand in the international market, operating Haidilao hot pot restaurant in the international market. With roots in Sichuan from 1994, Haidilao has become one of the most popular and largest Chinese cuisine brands in the world. Since opening our first restaurant in Singapore in 2012, we have expanded to 115 self-operated restaurants in 12 countries across four continents as of June 30, 2023. According to the Frost & Sullivan Report, we were the third largest Chinese cuisine restaurant brand and the largest Chinese cuisine restaurant brand originating from China in the international market in terms of 2022 revenue.
Benefiting from our proven management philosophy and successful localization efforts, we have built an international Haidilao restaurant network with highly standardized operations, effective management systems, and motivated employees. We have achieved strong growth and margin expansion in the past two years.
•
Restaurant network expansion.   Our restaurant number increased from 74 restaurants as of January 1, 2021 to 115 restaurants as of June 30, 2023. While we primarily focused on the expansion within existing countries and enhancing their operating performance over the past two years, we keep exploring new markets and have opened our first restaurant in the United Arab Emirates in the first half of 2023.

•
Same-store sales growth.   Alongside our continual restaurant network expansion, we have also achieved meaningful same-store sales growth of 54.0% and 12.9% in 2022 and the six months ended June 30, 2023.

•
Table turnover rate.   In 2022 and the six months ended June 30, 2023, we recorded overall table turnover rate of 3.3 times per day, respectively, which improved from 2.1 times per day in 2021 and 3.0 times per day in the first half of 2022. The improvement of our table turnover rate has continued in the second half of 2023.

•
Average daily revenue per restaurant.   Our average daily revenue per restaurant increased from US$10.0 thousand in 2021 to US$15.4 thousand and US$15.6 thousand in 2022 and the six months ended June 30, 2023, respectively.

•
Restaurant level operating margin.   We recorded a restaurant level operating profit margin of 8.3% in the first half of 2023, significantly improving from 1.5% during the first half of 2022.

Our revenues increased by 78.7% from US$312.4 million in 2021 to US$558.2 million in 2022 and our revenue increased by 31.8% from US$245.8 million for the six months ended June 30, 2022 to US$323.9 million for the six months ended June 30, 2023. We recorded net loss of US$150.8 million and US$41.3 million in 2021 and 2022, respectively. For the six months ended June 30, 2022, we recorded a net loss of US$55.7 million and for the six months ended June 30, 2023, we turned to a net profit of US$3.4 million.
Key Factors Affecting Our Results of Operations
Our business and operating results are affected by the general factors that impact our total addressable market, including, among others, overall economic growth globally, the acceptance of Chinese food internationally, the growth of the catering industry in general and the Chinese cuisine market in particular, raw material costs, regulatory, tax, and the competitive landscape of the Chinese cuisine restaurant market. Changes in any of these general factors could affect the demand for our services and our results of operations.
More specifically, we believe our results of operations are more directly affected by the following factors:
Characteristics of International Market for Chinese Cuisine Restaurants
Our financial performance and future growth depend on the growing popularity of Chinese culture and increasing acceptance of Chinese food, as well as increasing innovation and adaptation of Chinese cuisine dishes tailored to local guests to drive the overall growth of the international market for Chinese cuisine restaurants. Despite a decrease in market size due to the COVID-19 pandemic, the international market for Chinese cuisine restaurants began to recover in 2021 and is expected to grow from US$306.1 billion in 2022 to US$445.2 billion in 2027 at a CAGR of 7.8%. We expect our business performance to continue to be supported by the growing international market for Chinese cuisine restaurants.
In addition to the overall growth of the international market for Chinese cuisine restaurants, we have also benefited, and expect to continue to benefit from favorable market drivers, such as the growing Chinese population overseas, economic growth and market consolidation by leading restaurant brands, among others. For details, see “Industry Overview.” As one of the largest Chinese cuisine restaurant brands in the international market, we believe we are well positioned to capture these favorable market opportunities.
Expansion of Our Restaurant Network
Our revenue and business growth depend on the scale and expansion of our restaurant network, which in turn are affected by our restaurant openings and closings. We have been continuously opening new restaurants while focusing on optimizing the performance of existing restaurants. We opened 22 new restaurants in 2021, 17 in 2022, 9 in the first half of 2022 and 4 in the first half of 2023. Except for two restaurant closures in 2021, which had an immaterial impact on our financial performance we did not have any restaurant closures in the past three years. The following table sets forth the total number of our restaurants and their movement during periods indicated.
	For the Year Ended December 31,		For the Six Months Ended June 30,
	2021	2022	2022	2023
Number of restaurants at the beginning of the year/period	74	94	94	111
Number of new restaurants opened during the year/period	22	17	9	4
Number of restaurants closed during the year/period	2	—	—	—
Number of restaurants at the end of the year/period	94	111	103	115

The table below sets forth information on revenue from restaurant operation for existing restaurants, restaurants newly opened and restaurants closed during the period indicated.
	For the Year Ended December 31,		For the Six Months Ended June 30,
	2021	2022	2022	2023
	(US$ in thousands)
Revenue from existing restaurants(1)	256,813	500,035	229,139	305,814
Revenue from restaurants newly opened during the year/ period	38,102	46,926	10,227	8,139
Revenue from restaurants closed during the year/period	1,593	—	—	—
	296,508	546,961	239,366	313,953
Net of:
Customer loyalty program(2)	449	1,349	(391)(3)	1,235
Revenue generated from restaurant operations	296,059	545,612	239,757	312,718
Delivery business	11,783	6,572	4,203	4,328
Others(4)	4,531	6,041	1,879	6,885
Total revenue	312,373	558,225	245,839	323,931

Notes:
(1)
We define our existing restaurants as those that commenced operations prior to the beginning of the respective year/period and remained open at the end of the same year/period.

(2)
Members of our customer loyalty program can earn award credits based on spending at our restaurants. These award credits can be redeemed for future consumptions within two to five years after the award credits are earned within the country that they registered their account.

(3)
We recorded a negative customer loyalty program amount for the six months ended June 30, 2022 primarily because more award credits were redeemed or expected to expire in this period due to changes in the customer loyalty program validity period.

(4)
Others primarily include the revenue generated from sales of hot pot condiment products and food ingredients.

Pace of New Restaurants Opening
The timing of new restaurant openings and the proportion of new restaurants to existing restaurants have an impact on our revenue and profitability. In 2021, 2022 and the six months ended June 30, 2022 and 2023, we opened 22, 17, nine and four new restaurants, respectively.
•
Impact on revenue contribution.   The number and pace of new restaurant openings may fluctuate from period to period, which may affect our revenue. As a result, the revenue contribution from new restaurants is fully reflected in the next financial year. In contrast, new restaurants generally have a lesser impact on overall revenue for the year of opening as they do not contribute to the full year revenue due to its ramp up period.

•
Impact on profitability.   We have scaled up our business in the past four to five years to lay the groundwork for our future growth. Each new restaurant incurs pre-opening costs and capital expenditures, which varies by geographic region. Pre-opening costs, which mainly consist of staff salaries, consulting services fees, staff relocation expenses, rent and miscellaneous administrative expenses prior to the opening of a restaurant, are incurred before the restaurant begins to generate revenue. Generally, our pre-opening costs per restaurant in Asia typically ranged from US$170,000 to US$400,000 and our capital expenditure per restaurant in Asia typically ranged from US$1.4 million to US$3.0 million. In other countries, pre-opening costs per restaurant typically ranged from approximately US$500,000 to US$1,500,000 and capital expenditure per restaurant typically ranged from US$2.5 million to US$6.5 million, depending on the size of the restaurant and the country it is located in. Moreover, new restaurants need time to achieve breakeven and investment payback. The breakeven of new restaurants opened in 2021, 2022 and the first half of 2023 was generally within six months. Our business scale-up has contributed to losses in the short term. Going forward, we expect the ramp-up for these restaurants and the decrease in proportion of new restaurants to total restaurants number will positively impact our profitability.
Our business scale up has been cash-intensive and therefore also impacts our cash flow and working capital position. For details, see “— Liquidity and Capital Resources.”
Operating Efficiency of Our Restaurants
Our ability to achieve and maintain profitability is dependent in part on our ability to control our costs and expenses through enhancing the efficiency of our restaurant operations. Historically, our costs and expenses primarily consist of cost of raw materials and consumables and staff costs. In 2021 and 2022 and the six months ended June 30, 2022 and 2023, our raw materials and consumables used amounted to US$113.8 million, US$196.6 million, US$86.7 million and US$109.3 million, respectively, representing 36.4%, 35.2%, 35.3% and 33.7% of our revenue for the respective periods. Food ingredient costs are a significant contributor to our cost of raw materials and consumables used, amounting to US$92.6 million, US$172.8 million, US$76.3 million and US$97.7 million in 2021 and 2022 and the six months ended June 30, 2022 and 2023 and accounting for 81.4%, 87.8%, 88.0% and 89.4% of our raw materials and consumables used during the respective periods.
The price and supply of food ingredients are subject to a number of factors that are beyond our control, including but not limited to rising market demand and inflation, as well as import restrictions and tariffs. For example, in 2021, prices of the major food ingredients we used have experienced increases, resulting in a slight increase in raw materials and consumables used as a percentage of revenue in 2021. We have adopted various measures to offset the impact of food price fluctuations, including establishing central kitchen in markets we have greater presence and adopting centralized procurement across different countries. In addition, we believe our broad selection of food ingredients and our pricing strategy also enable us to effectively control food ingredient costs. We currently do not enter into futures contracts or engage in other financial risk management strategies against potential price fluctuations in our supplies. Going forward, we will continue to manage our procurement prices by closely monitoring market price fluctuations.
In addition, the catering service industry is labor intensive by nature. In 2021 and 2022 and the six months ended June 30, 2022 and 2023, our staff costs amounted to US$143.3 million, US$188.9 million, US$90.5 million and US$107.7 million, respectively, representing 45.9%, 33.8%, 36.8% and 33.2% of our revenue for the respective periods. We have implemented a number of measures to optimize staff efficiency and restaurant operating efficiency. In addition, we regularly update the compensation structure in different countries by adjusting and refining the metrics and rates we use in our piece rate compensation system, where every activity involved in guest services is measured by units. As such, our staff costs as a percentage of our revenue decreased from 45.9% in 2021 to 33.2% in the six months ended June 30, 2023, also partially reflecting the economies of scale along with our increasing revenue. Going forward, we believe our staff costs will continue be one of our major cost items.
As a result of our efforts to control our costs and expenses through enhancing the efficiency of our restaurant operations, our restaurant level operating margin improved significantly from 1.5% for the six months ended June 30, 2022 to 8.3% for the six months ended June 30, 2023. We also recorded a net profit of US$3.4 million for the six months ended June 30, 2023, as compared to net losses of US$55.7 million in the six months ended June 30, 2022.
Seasonality
There are seasonal patterns for hot pot consumption. As such, our business and financial performance are subject to seasonal fluctuations, such as local holidays, school vacations, weather conditions and fluctuations in food prices, among others. As a result, our results of operations may fluctuate from year-to-year/period-to-period and comparison of different periods may not be meaningful.
Key Performance Indicators
In assessing the performance of our business, in addition to considering a variety of measures in accordance with IFRS, our management team also considers a variety of other key performance indicators.

The key performance indicators used by our management for determining how our business is performing include average spending per guest, average table turnover rate, total guest visits, and average daily revenue per restaurant.
We believe that these indicators provide useful information in understanding and evaluating our results of operations in the same manner as our management team. The presentation of key performance indicators is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. The following table sets forth our key performance indicators for the periods presented:
	For the Year Ended December 31,		For the Six Months Ended June 30,
	2021	2022	2022	2023
Average spending per guest(1) (US$)	30.3	25.2	25.8	25.5
Average table turnover rate(2) (times/day)	2.1	3.3	3.0	3.3
Total guest visits (million)	9.8	21.7	9.3	12.3
Average daily revenue per restaurant(3) (US$’000)	10.0	15.4	14.2	15.6

Notes:
(1)
Calculated by dividing gross revenue of restaurant operations for the periods by total guests served for the periods.

(2)
Calculated by dividing the total number of tables served for the periods by the product of total restaurant operation days for the periods and the average table count during the periods.

(3)
Calculated by dividing the revenue of restaurant operations for the periods by the total restaurant operation days of the periods.

For details, see “Business — Our Haidilao Business — Our Haidilao Restaurant Business — Restaurant Performance.”
Key Components of Results of Operations
The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as percentages of our net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2021		2022		2022		2023
	(US$ in thousands, except for percentages)
Revenue	312,373	100.0%	558,225	100.0%	245,839	100.0%	323,931	100.0%
Other income	19,458	6.2%	6,701	1.2%	5,487	2.2%	5,461	1.7%
Raw materials and consumables used	(113,760)	(36.4)%	(196,646)	(35.2)%	(86,661)	(35.3)%	(109,316)	(33.7)%
Staff costs	(143,343)	(45.9)%	(188,927)	(33.8)%	(90,461)	(36.8)%	(107,687)	(33.2)%
Rentals and related expenses	(6,556)	(2.1)%	(13,006)	(2.3)%	(5,611)	(2.3)%	(6,264)	(1.9)%
Utilities expenses	(11,017)	(3.5)%	(19,743)	(3.5)%	(8,858)	(3.6)%	(12,621)	(3.9)%
Depreciation and amortization	(69,916)	(22.4)%	(72,952)	(13.1)%	(33,330)	(13.6)%	(41,795)	(12.9)%
Traveling and communication expenses	(2,674)	(0.9)%	(4,776)	(0.9)%	(2,378)	(1.0)%	(2,307)	(0.7)%
Listing expenses	—	—	(6,310)	(1.1)%	(3,337)	(1.4)%	—	—
Other expenses	(41,729)	(13.4)%	(55,510)	(9.9)%	(22,750)	(9.3)%	(27,780)	(8.6)%
Other gains (losses) – net	(73,270)	(23.5)%	(26,793)	(4.8)%	(41,221)	(16.8)%	(9,962)	(3.1)%
Finance costs	(19,158)	(6.1)%	(12,493)	(2.2)%	(8,424)	(3.4)%	(4,340)	(1.3)%
(Loss) Profit before tax	(149,592)	(47.9)%	(32,230)	(5.8)%	(51,705)	(21.0)%	7,320	2.3%
Income tax expense	(1,160)	(0.4)%	(9,033)	(1.6)%	(4,018)	(1.6)%	(3,926)	(1.2)%
(Loss) Profit for the year/ period	(150,752)	(48.3)%	(41,263)	(7.4)%	(55,723)	(22.7)%	3,394	1.0%
Other comprehensive income (expense)
Exchange differences arising on translation of foreign operations	2,097	0.7%	8,385	1.5%	16,918	6.9%	11,566	3.6%
Total comprehensive income (expense) for the year/ period	(148,655)	(47.6)%	(32,878)	(5.9)%	(38,805)	(15.8)%	14,960	4.6%
(Loss) Earnings per share – Basic and diluted (USD)	(0.27)		(0.07)		(0.10)		0.01
Revenue
We generate revenue from (i) our restaurant operations; (ii) our delivery business; and (iii) others, which primarily represented revenue generated from sales of hot pot condiment products to local guests and food ingredients to retailers. The following table sets forth a breakdown of our revenue by business segment in absolute amounts and as percentages of the total revenue for the periods indicated.
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2021		2022		2022		2023
	(US$ in thousands, except for percentages)
Restaurant operations	296,059	94.8%	545,612	97.7%	239,757	97.5%	312,718	96.5%
Delivery business	11,783	3.8%	6,572	1.2%	4,203	1.7%	4,328	1.3%
Others	4,531	1.4%	6,041	1.1%	1,879	0.8%	6,885	2.2%
Total	312,373	100.0%	558,225	100.0%	245,839	100.0%	323,931	100.0%

As of June 30, 2023, our restaurant network had 115 restaurants covering 12 countries. The following table summarizes the number of restaurants as of the date indicated and breakdown of our revenue from restaurant operations by geographic region for the periods indicated.
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2021		2022		2022		2023
	(US$ in thousands, except for percentages)
Southeast Asia	165,942	56.1%	325,553	59.7%	146,329	61.0%	180,230	57.6%
East Asia	37,251	12.6%	57,137	10.5%	25,218	10.5%	35,815	11.5%
North America	68,064	23.0%	113,374	20.8%	47,197	19.7%	62,038	19.8%
Others(1)	24,802	8.3%	49,548	9.0%	21,013	8.8%	34,635	11.1%
Total	296,059	100.0%	545,612	100.0%	239,757	100.0%	312,718	100.0%

Notes:
(1)
Others include Australia, the United Kingdom and the United Arab Emirates.

Other Income
Our other income primarily consisted of (i) government grants, which primarily consisted of non-recurring COVID-19 related subsidies received from local governments to support businesses during the pandemic; and (ii) interest income on bank deposits, rental deposits, loans to related parties in relation to the purchase of certain equipment and the operations of Haidilao restaurants in Hong Kong, Taiwan and Macau prior to the Group Reorganization, and other financial assets.
The table below summarizes a breakdown of our other income for the periods indicated.
	For the Year Ended December 31,		For the Six Months Ended June 30,
	2021	2022	2022	2023
	(US$ in thousands)
Government grants	17,455	4,998	4,604	2,656
Interest income on:
Bank deposits	61	355	42	854
Rental deposits	618	437	278	277
Loans to related parties	689	225	224	—
Other financial assets	127	41	41	—
Others	508	645	298	1,674
Total	19,458	6,701	5,487	5,461
Raw Materials and Consumables Used
Our raw materials and consumables used consisted of costs for (i) food ingredients used in our restaurants, including soup base and menu items; (ii) consumables used in our restaurant operations, which mainly include disposable items, such as napkins, disposable tableware and tablecloths; and (iii) others, representing logistics and transportation fees. For the years ended December 31, 2021 and 2022 and the six months ended June 30, 2022 and 2023, our raw materials and consumables used amounted to US$113.8 million, US$196.6 million, US$86.7 million and US$109.3 million, respectively, representing 36.4%, 35.2%, 35.3% and 33.7% of our revenue for the respective year/period. The following table sets forth a breakdown of our raw materials and consumables used for the periods indicated.

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2021	2022	2022	2023
	(US$ in thousands)
Food ingredient costs	92,592	172,750	76,287	97,748
Consumables	17,388	18,956	8,561	9,334
Others	3,780	4,940	1,813	2,234
Total raw materials and consumables used	113,760	196,646	86,661	109,316
Staff Costs
Our staff costs consisted of (i) employee salaries and other allowances; (ii) employee welfare; and (iii) retirement benefit scheme contributions. For the years ended December 31, 2021 and 2022 and the six months ended June 30, 2022 and 2023, our staff costs amounted to US$143.3 million, US$188.9 million, US$90.5 million and US$107.7 million, respectively, representing 45.9%, 33.8%, 36.8% and 33.2% of our revenue for the respective period. The decrease of our staff costs as a percentage of revenue from 2021 to 2022 and from the six months ended June 30, 2022 to the six months ended June 30, 2023 primarily reflected our efforts in optimizing staff efficiency. The following table sets forth a breakdown of our staff costs for the period indicated.
	For the Year Ended December 31,		For the Six Months Ended June 30,
	2021	2022	2022	2023
	(US$ in thousands)
Salaries and other allowances	131,298	174,602	83,115	97,896
Employee welfare	3,640	3,442	1,909	3,457
Retirement benefit scheme contributions	8,405	10,883	5,437	6,334
Total staff costs	143,343	188,927	90,461	107,687
Rentals and Related Expenses
Our rentals and related expenses mainly represented property management fees and lease payments for short-term leases we entered into in relation to our offices and warehouses. For the years ended December 31, 2021 and 2022 and the six months ended June 30, 2022 and 2023, our rentals and related expenses amounted to US$6.6 million, US$13.0 million, US$5.6 million and US$6.3 million, respectively, representing 2.1%, 2.3%, 2.3% and 1.9% of our revenue for the respective year/period.
Utilities Expenses
Our utilities expenses primarily consisted of expenses in relation to electricity, and to a lesser extent, gas and water. For the years ended December 31, 2021 and 2022 and the six months ended June 30, 2022 and 2023, our utilities expenses amounted to US$11.0 million, US$19.7 million, US$8.9 million and US$12.6 million, respectively, representing 3.5%, 3.5%, 3.6% and 3.9% of our revenue for the respective year/period.
Depreciation and Amortization
Depreciation and amortization represented depreciation charges for our property, plant and equipment, which primarily include leasehold improvements, leasehold land and building, freehold land, machinery, transportation equipment, furniture and fixtures and renovation in progress and right-of-use assets. For the years ended December 31, 2021 and 2022 and the six months ended June 30, 2022 and 2023, our depreciation and amortization amounted to US$69.9 million, US$73.0 million, US$33.3 million and US$41.8 million, respectively, equivalent to 22.4%, 13.1%, 13.6% and 12.9% of our revenue for the respective year/period. The decreases of our depreciation and amortization as a percentage of our revenue from 2021 to 2022 and from the six months ended June 30, 2022 to the six months ended June 30, 2023 were primarily because of a significant increase in our revenue as our business gradually recovered from the pandemic.
Traveling and Communication Expenses
Traveling and communication expenses mainly represented international and regional travel expenses of our staff in relation to opening new restaurants and inspecting restaurant operations. For the years ended December 31, 2021 and 2022 and the six months ended June 30, 2022 and 2023, our traveling and communication expenses amounted to US$2.7 million, US$4.8 million, US$2.4 million and US$2.3 million, respectively.
Listing Expenses
In 2022, we incurred listing expenses of US$6.3 million in relation to our listing by way of introduction on the Hong Kong Stock Exchange.
Other Expenses
Our other expenses comprised (i) administrative expenses, which mainly include office and daily operation expenses, commercial insurance we purchased for our operations, communication expenses and other miscellaneous expenses; (ii) consulting service expenses;(iii) bank charges; (iv) outsourcing service fees; and (v) others, which mainly consisted of daily maintenance expenses, storage expenses and business development expenses. We recorded other expenses of US$41.7 million, US$55.5 million, US$22.8 million and US$27.8 million for the years ended December 31, 2021 and 2022 and the six months ended June 30, 2022 and 2023, respectively. The increases from 2021 to 2022 and from the six months ended June 30, 2022 to the six months ended June 30, 2023 were primarily due to (i) increases in the administrative expenses resulting from the expansion of the restaurant network; and (ii) increases in bank charges, mainly arising from credit transaction fees incurred on increased sales transactions.
Other Gains (Losses) — Net
Our other gains (losses), net primarily consisted of (i) net impairment loss recognized in respect of property, plant and equipment and right-of-use assets, representing provisions we recorded in light of the continued impact of COVID-19 on our restaurant operations; (ii) impairment loss recognized in respect of goodwill and other intangible asset of acquired brands, mainly arising from the business performance of Hao Noodle & Tea Holdings Inc. during the six months ended June 30, 2023; (iii) loss or gain on disposal of property, plant and equipment and provision for early termination of leases, which was in relation to the capital expenditures we invested for restaurants we originally planned but later decided not to open as a result of our dynamic evaluation of our expansion plan and the temporary closure of certain restaurants; (iv) loss or gain on modification and termination of leases, arising from reversals of right of use assets and lease liabilities in relation to the termination of leases for restaurants we decided to suspend the opening of; (v) net foreign exchange losses, which fluctuated from year-to-year/period-to-period based on exchange rate movements. The fluctuation of net foreign exchange during the years ended December 31, 2021 and 2022 and the six months ended June 30, 2022 and 2023 was mainly due to the fluctuations in the US dollar exchange rate to various currencies; (vi) reversal of provision for early termination of leases; (vii) net gain or loss arising on financial assets at FVTPL; and (viii) others.

The table below sets forth a breakdown of our other gains and losses for the periods indicated.
	For the Year Ended December 31,		For the Six Months Ended June 30,
	2021	2022	2022	2023
	(US$ in thousands)
Net Impairment (loss) reversal recognized in respect of:
– property, plant and equipment	(31,852)	(7,721)	(6,773)	(1,203)
– right-of-use assets	(31,203)	(106)	(2,361)	1,749
– goodwill	—	—	—	(1,122)
– other intangible assets	—	—	—	(1,600)
	(63,055)	(7,827)	(9,134)	(2,176)
(Loss) gain on disposal of property, plant and equipment and provision for early termination of leases	(1,037)	(6,890)	(8,446)	819
(Loss) gain on modification and termination of leases	(236)	5,146	2,807	(365)
Net foreign exchange losses	(13,175)	(21,889)	(27,565)	(10,713)
Reversal of provision for early termination of leases	—	—	—	1,661
Net gain (loss) arising on financial assets at FVTPL	422	195	(217)	72
Others	3,811	4,472	1,334	740
Total	(73,270)	(26,793)	(41,221)	(9,962)
Finance Costs
Our finance costs represent (i) interests on lease liabilities; (ii) interests on loans from related parties, mainly relating to the loans from HDL Group to support our business expansion; (iii) interests on bank borrowings; and (iv) interests charge on unwinding of discounts, primarily in relation to provisions for restoration of the premises we use for our restaurants. For the years ended December 31, 2021 and 2022 and the six months ended June 30, 2022 and 2023, our finance costs amounted to US$19.2 million, US$12.5 million, US$8.4 million and US$4.3 million, respectively. The table below sets forth a breakdown of our finance costs for the year/period indicated.
	For the Year Ended December 31,		For the Six Months Ended June 30,
	2021	2022	2022	2023
	(US$ in thousands)
Interests on lease liabilities	9,111	8,277	4,341	4,158
Interests on loans from related parties	9,581	3,880	3,836	—
Interests on bank borrowings	153	51	95	—
Interests charge on unwinding of discounts	313	285	152	182
Total	19,158	12,493	8,424	4,340
Income Tax Expense
For the years ended December 31, 2021 and 2022 and the six months ended June 30, 2022 and 2023, our income tax expense amounted to US$1.2 million, US$9.0 million, US$4.0 million and US$3.9 million, respectively.
The taxation of our Group is calculated at the rates prevailing in relevant jurisdictions, which ranged from 17% to 35% on the estimated assessable profits for the years ended December 31, 2021 and 2022 and the six months ended June 30, 2023, respectively.

Results of Operations
Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022
Revenue
Our revenue increased by 31.8% from US$245.8 million for the six months ended June 30, 2022 to US$323.9 million for the six months ended June 30, 2023, primarily driven by an increase of US$72.9 million in revenue from restaurant operations.
Revenue from restaurant operations increased by 30.4% from US$239.8 million for the six months ended June 30, 2022 to US$312.7 million for the six months ended June 30, 2023, primarily due to (i) the improved operating performance of Haidilao restaurants, coupled with the increase in customer flow as a result of the lifting of the COVID-19 pandemic prevention control measures; and (ii) the continued expansion of our business in the first half of 2023 and the growth of our brand influence.
Revenue from delivery business remained stable at US$4.2 million and US$4.3 million for the six months ended June 30, 2022 and 2023, respectively. Revenue from other business increased significantly from US$1.9 million for the six months ended June 30, 2022 to US$6.9 million for the six months ended June 30, 2023, reflecting (i) the growing popularity of the hot pot condiment products and food ingredients; and (ii) the sales growth of our new products such as noodles products.
Other Income
Other income remained stable at US$5.5 million for each of the six months ended June 30, 2022 and 2023.
Raw Materials and Consumables Used
Raw materials and consumables used increased by 26.1% from US$86.7 million for the six months ended June 30, 2022 to US$109.3 million for the corresponding period in 2023, primarily due to the increase in food ingredient costs resulting from the revenue growth. As a percentage of revenue, our raw materials and consumables used decreased from 35.3% for the six months ended June 30, 2022 to 33.7% for the six months ended June 30, 2023, primarily attributable to (i) better economies of scale driven by revenue increase; (ii) the optimization of our procurement costs; and (iii) the enhancement of our restaurant management strategies, including our strategies in establishing localized supply chains based on the needs of the restaurants.
Staff Costs
Staff costs increased by 19.0% from US$90.5 million for the six months ended June 30, 2022 to US$107.7 million for the corresponding period in 2023, primarily due to the increase in the number of employees in line with the expansion of restaurant network and the increase in guest visits and table turnover rate, as well as the increase in piece rate wages for the employees. As a percentage of revenue, our staff costs decreased from 36.8% for the six months ended June 30, 2022 to 33.2% for the corresponding period in 2023, reflecting our efforts in optimizing staff efficiency.
Rentals and Related Expenses
Rentals and related expenses increased by 12.5% from US$5.6 million for the six months ended June 30, 2022 to US$6.3 million for the corresponding period in 2023, primarily due to increased property management fees resulting from the opening of new restaurants during the six months ended June 30, 2023.
Utilities Expenses
Utilities expenses increased by 41.6% from US$8.9 million for the six months ended June 30, 2022 to US$12.6 million for the corresponding period in 2023, which was a result of the increase in the number of restaurants, a higher table turnover rate as well as heightened electricity costs in certain jurisdictions. As a percentage of revenue, the utilities expenses remained relatively stable at 3.6% and 3.9% for the six months ended June 30, 2022 and 2023, respectively.
Depreciation and Amortization
Depreciation and amortization increased by 25.5% from US$33.3 million for the six months ended June 30, 2022 to US$41.8 million for the corresponding period in 2023, primarily due to (i) an increase in depreciation of property, plant and equipment of US$5.4 million; and (ii) an increase in depreciation of right-of-use assets of US$3.1 million, as we continued to expand the restaurant network during the first half of 2023. As a percentage of revenue, depreciation and amortization remained relatively stable at 13.6% and 12.9% for the six months ended June 30, 2022 and 2023, respectively.
Traveling and Communication Expenses
Traveling and communication expenses remained stable at US$2.4 million and US$2.3 million for the six months ended June 30, 2022 and June 30, 2023, respectively. As a percentage of revenue, our traveling and communication expenses remained relatively stable at 1.0% and 0.7% for the six months ended June 30, 2022 and 2023, respectively.
Other Expenses
Other expenses increased by 21.9% from US$22.8 million for the six months ended June 30, 2022 to US$27.8 million for the corresponding period in 2023, primarily due to (i) an increase in the administrative expenses of US$1.8 million, resulting from the expansion of our restaurant network; (ii) an increase in outsourcing service fee of US$1.5 million which was in line with our business expansion and (iii) an increase in bank charges of US$1.2 million mainly arising from credit card transaction fees incurred on increased sales transactions.
Other Gains (Losses) — Net
Other losses, net decreased by 75.7% from US$41.2 million for the six months ended June 30, 2022 to US$10.0 million for the corresponding period in 2023, primarily attributable to (i) a decrease in loss on disposal of property, plant and equipment and provision for early termination of leases of US$9.2 million; (ii) a decrease in net foreign exchange losses of US$16.9 million; and (iii) a decrease in net impairment loss in respect of property, plant and equipment, right-of-use assets, goodwill and other intangible assets of US$6.9 million; partially offset by (i) a decrease in gain on lease modification and termination of US$3.2 million and (ii) an increase in reversal of provision for early termination of leases of US$1.7 million.
Finance Costs
Finance costs decreased by 48.8% from US$8.4 million for the six months ended June 30, 2022 to US$4.3 million for the corresponding period in 2023, primarily due to the settlement of loans with HDL Group by way of capitalization in June 2022.
Income Tax Expense
Income tax expense remained relatively stable at US$4.0 million and US$3.9 million for the six months ended June 30, 2022 and 2023, respectively.
Profit (loss) for the Period
As a result of the foregoing, we recorded a net profit of US$3.4 million during the first half of 2023, representing a significant change as compared to the net loss of US$55.7 million for the corresponding period in 2022. The net profit is primarily due to (i) the increase in the average table turnover rate per restaurant; (ii) the optimized costs and expenses tied to the restaurant operation efficiency resulting from the improvement of internal management and operations; and (iii) the reduction of net impairment loss on property, plant and equipment and right-of-use assets.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
Revenue
Our revenue increased significantly by 78.7% from US$312.4 million for the year ended December 31, 2021 to US$558.2 million for the year ended December 31, 2022, primarily driven by an increase of US$249.5 million in revenue from restaurant operations.
Revenue from restaurant operations increased significantly by 84.3% from US$296.1 million for the year ended December 31, 2021 to US$545.6 million for the year ended December 31, 2022, primarily because of (i) many countries having successively lifted the dine-in restrictions previously imposed in response to the COVID-19 pandemic, which has enabled our restaurants to resume normal operations gradually and brought a significant increase in guest visits and table turnover rate in 2022; and (ii) the further expansion of the restaurant network as compared to 2021.
Revenue from delivery business decreased from US$11.8 million for the year ended December 31, 2021 to US$6.6 million for the year ended December 31, 2022, primarily because many countries lifted or eased restrictive measures on dine-in and social gatherings in response to the COVID-19 pandemic and customers shifted from delivery to dine-in experience. Revenue from other business increased from US$4.5 million for the year ended December 31, 2021 to US$6.0 million for the year ended December 31, 2022, reflecting the growing popularity of the hot pot condiment products and food ingredients.
Other Income
Other income decreased by 65.6% from US$19.5 million in 2021 to US$6.7 million in 2022, mainly because local governments ceased or reduced the provision of COVID-19-related subsidies in 2022 as the COVID-19 pandemic gradually came under control.
Raw Materials and Consumables Used
Raw material and consumables used increased by 72.8% from US$113.8 million in 2021 to US$196.6 million in 2022, primarily attributable to an increase in food ingredient costs of US$80.2 million, which was in line with the business recovery from the COVID-19 pandemic as well as the expansion of restaurant network. As a percentage of revenue, raw materials and consumables used remained relatively stable at 36.4% and 35.2% in 2021 and 2022, respectively.
Staff Costs
Staff costs increased by 31.8% from US$143.3 million in 2021 to US$188.9 million in 2022, primarily due to the increase in the number of employees in line with the expansion of restaurant network as well as the increase of piece rate wages for the employees as we generally recovered from the COVID-19 pandemic. As a percentage of revenue, staff costs decreased from 45.9% in 2021 to 33.8% in 2022, which was generally in line with revenue growth resulting from the business recovery from the COVID-19 pandemic and our efforts in optimizing staff efficiency during the COVID-19 pandemic.
Rentals and Related Expenses
Rentals and related expenses increased by 97.0% from US$6.6 million in 2021 to US$13.0 million in 2022, primarily because we incurred more property management fees in 2022, which was in line with the expansion of the restaurant network.
Utilities Expenses
Utilities expenses increased by 79.1% from US$11.0 million in 2021 to US$19.7 million in 2022, which was generally in line with the expansion of the restaurant network. As a percentage of revenue, utilities expenses remained stable at 3.5% for each of the years ended December 31, 2021 and 2022.
Depreciation and Amortization
Depreciation and amortization increased by 4.4% from US$69.9 million in 2021 to US$73.0 million in 2022, which was mainly due to (i) an increase in depreciation of property, plant and equipment of

US$2.2 million; and (ii) an increase in depreciation of right-of-use assets US$0.9 million, as we continued to expand the restaurant network.
Traveling and Communication Expenses
Traveling and communication expenses increased by 77.8% from US$2.7 million in 2021 to US$4.8 million in 2022, mainly due to the increase of international business travels as many countries lifted travel restrictions.
Listing Expenses
In 2022, we incurred listing expenses of US$6.3 million in relation to our listing on the Hong Kong Stock Exchange by way of introduction.
Other Expenses
We recorded other expenses of US$55.5 million in 2022, representing an increase of 33.1% from US$41.7 million in 2021, mainly reflecting (i) an increase of US$4.2 million in administrative expenses resulting from the expansion of the restaurant network; (ii) an increase of US$2.9 million in bank charges, mainly arising from credit card transaction fees incurred on increased sales transactions; (iii) an increase of US$3.1 million in daily maintenance expenses, storage expenses, consulting services expenses and business development expenses, which was in line with the business recovery from the COVID-19 pandemic; and (iv) an increase of US$3.5 million in outsourcing service fees, which was in line with our business expansion.
Other Gains (Losses) — Net
We recorded other losses, net of US$26.8 million in 2022, as compared to other losses, net of US$73.3 million in 2021, due principally to a decrease in net impairment loss in respect of property, plant and equipment and right-of-use assets of US$55.2 million following the easing of the impact of the COVID-19 pandemic on the restaurant operations in later 2022, which was partially offset by an increase in net foreign exchange losses and loss on disposal of property, plant and equipment and provision for early termination of leases.
Finance Costs
Finance costs in 2022 amounted to US$12.5 million, representing a decrease of 34.9% from US$19.2 million in 2021, mainly due to (i) a decrease in interest on loans from related parties of US$5.7 million as a substantial amount of the loans we obtained from HDL Group were settled by way of being capitalized into equity in June 2022; and (ii) a decrease of US$0.8 million in interest on lease liabilities mainly due to the decrease in lease payments which corresponds to the termination of certain leases in 2022.
Income Tax Expense
We recorded income tax expense of US$1.2 million and US$9.0 million in 2021 and 2022, respectively.
Loss for the Year
As a result of the foregoing, loss for the year decreased from US$150.8 million in 2021 to US$41.3 million in 2022.
Selected Balance Sheet Items
Inventories
Our inventories mainly represented our food ingredients and other materials used in our restaurant operations and our hot pot condiment products for sale. Our inventories increased from US$16.7 million as of December 31, 2021 to US$26.0 million as December 31, 2022. The increase in our inventories primarily reflected the inventories we kept for the new restaurants we opened during each year. Our inventories decreased by 10.0% from US$26.0 million as of December 31, 2022 to US$23.4 million as of June 30, 2023, primarily because (i) we maintained a relatively higher inventory level near the year end in anticipation of the peak season of our business and (ii) we continued to optimize our inventory management in the first half of 2023.
Our inventory turnover days in 2021 and 2022 and the six months ended June 30, 2023 was 45.6 days, 39.1 days and 40.7 days, respectively. Our annual inventory turnover days equals the average of the beginning and ending inventories for that year divided by raw materials and consumables used for that year and multiplied by 360 days. Our half-year inventory turnover days equals the average of the beginning and ending inventories for the period divided by raw materials and consumables used for the period and multiplied by 180 days. The decrease in our inventory turnover days in 2022 was primarily attributable to the higher level of inventories consumed as we gradually recovered from the COVID-19 pandemic. The increase in our inventory turnover days in the first half of 2023 was primarily because we usually maintained a relatively shorter inventory turnover days near the year end, which was the peak season of our business.
Trade and Other Receivables and Prepayments
Our trade and other receivables and prepayments primarily consist of (i) trade receivables, which primarily represented receivables from credit card networks, food delivery platforms and payment platforms; (ii) prepayment to suppliers; (iii) input value-added tax to be deducted, which represented certain tax recoverable in relation to food ingredients and property, plant and equipment that we procure; (iv) interest receivables in relation to the financial products we had; and (v) others, which mainly includes petty cash we provide for our restaurants.
Our trade and other receivables and prepayments decreased by 5.0% from US$30.3 million as of December 31, 2021 to US$28.7 million as of December 31, 2022, primarily due to (i) a decrease in prepayment to suppliers of US$3.5 million and (ii) a decrease of US$1.7 million in input value-added tax receivable. Our trade and other receivables and prepayments increased by 9.4% from US$28.7 million as of December 31, 2022 to US$31.4 million as of June 30, 2023, primarily due to an increase of US$2.1 million in trade receivables, resulting from the increase in operating revenue for the six months ended June 30, 2023.
The turnover days of trade receivables was 5.9 days, 5.1 days and 5.8 days for the year ended December 31, 2021 and 2022 and the six months ended June 30, 2023. Trade receivables turnover days for each period equals the average of the beginning and ending balances of trade receivables for that period divided by the revenue for the period and multiplied by 360 days or 180 days.
Trade Payables
Trade payables mainly represented the balances due to our suppliers of food ingredients and consumables. Most of our trade payables have a credit term of 30 to 90 days. Our trade payables increased from US$26.5 million as of December 31, 2021 to US$32.3 million as of December 31, 2022 and further to US$39.0 million as of June 30, 2023, as we purchased more raw materials to support our restaurant operations.
Our trade payable turnover days were 77.2 days, 53.9 days and 58.7 days in 2021 and 2022 and the six months ended June 30, 2023, respectively. The decrease of our trade payables turnover days from 2021 to the first half of 2023 was mainly because we strengthened control over the settlement of our trade payables.
Liquidity and Capital Resources
Our principal source of liquidity has been cash generated from our operations, bank borrowings and other borrowings, including loans from related companies controlled by our controlling shareholders. As of December 31, 2021 and 2022, and June 30, 2023, our cash and cash equivalents were US$89.5 million, US$93.9 million, and US$118.9 million, respectively. As of June 30, 2023, 51.3% of our cash and cash equivalents were denominated in U.S. dollars. As of December 31, 2021 and 2022 and June 30, 2023, our bank borrowings were US$3.8 million, US$0.6 million and US$0.5 million, respectively. Our bank borrowings primarily consisted of loans from banks to support the operations of our restaurants. As of December 31,

2021, there were outstanding loans of US$498.6 million from related companies controlled by our controlling shareholders, which primarily included subsidiaries of HDL Group. As of the same date, an amount of US$468.4 million from such loans bore an interest rate of 2.00% to 3.90% per annum, respectively. The interest payable to related companies controlled by our controlling shareholders were US$1.2 million as of December 31, 2021. Such loans had been fully settled by way of being capitalized into equity as of December 31, 2022.
We believe that our current cash and cash equivalents and expected cash provided by this offering will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. See also “Risk Factors — Risks Relating to Our Business and Industry — We may need to obtain substantial financing for our operations. If we fail to obtain sufficient funding, our growth may be adversely affected.”
The following table sets forth a summary of our cash flows for the periods presented:
	For the Year Ended December 31,		For the Six Months Ended June 30,
	2021	2022	2022	2023
	(US$ in thousands)
Selected Consolidated Cash Flows Data:
Net cash from operating activities	4,382	68,321	30,361	63,743
Net cash (used in) from investing activities	(87,464)	888	41,442	(16,131)
Net cash from (used in) financing activities	119,879	(65,869)	(34,193)	(22,942)
Net increase in cash and cash equivalents	36,797	3,340	37,610	24,670
Cash and cash equivalents at the beginning of the year/period	51,564	89,546	89,546	93,878
Effect of foreign exchange rate changes	1,185	992	(4,214)	388
Cash and cash equivalents at the end of the year/period	89,546	93,878	122,942	118,936
Operating Activities
For the six months ended June 30, 2023, our net cash generated from operating activities was US$63.7 million, primarily attributable to our profit before tax of US$7.3 million, as adjusted for non-cash and non-operating items, which primarily include (i) depreciation of property, plant and equipment of US$23.1 million; (ii) depreciation of right-of-use assets of US$18.7 million; (iii) net foreign exchange loss of US$8.7 million; and (iv) finance costs of US$4.3 million. The amount was further adjusted by net cash inflow of US$6.6 million due to changes in working capital, including (i) an increase in trade payables of US$6.7 million as we purchased more raw materials to support our restaurant operations after business recovery from the COVID-19 pandemic and more payables to our suppliers remained outstanding at period end; (ii) a decrease in inventories of US$2.6 million as we usually stocked up for peak festive season at the prior year end and continued to optimize our inventory management; and (iii) an increase in trade and other receivables and prepayments of US$2.2 million primarily resulting from the increase in operating revenue during this period.
For the year ended December 31, 2022, our net cash generated from operating activities was US$68.3 million, primarily attributable to our loss before tax of US$32.2 million, as adjusted for non-cash and non-operating items, which primarily include (i) depreciation of property, plant and equipment of US$37.3 million; (ii) depreciation of right-of-use assets of US$35.6 million; (iii) net foreign exchange loss of US$18.7 million; and (iv) finance costs of US$12.5 million. The amount was further adjusted by net cash outflow of US$8.7 million due to changes in working capital, including (i) the trade and other receivables in relation to the transfer of business which remained with HDL Group after the Group Reorganization; (ii) an increase in inventories of US$9.2 million reflecting the inventories we kept for the new restaurants we opened in 2022; and (iii) an increase in trade payables of US$7.8 million as we purchased more raw materials to support our restaurant operations after business recovery from the COVID-19 pandemic.

For the year ended December 31, 2021, our net cash generated from operating activities was US$4.4 million, primarily attributable to our loss before tax of US$149.6 million, as adjusted for non-cash and non-operating items, which primarily include (i) depreciation of property, plant and equipment of US$35.2 million; and depreciation of right-of-use assets of US$34.7 million; (ii) net impairment loss of property, plant and equipment of US$31.9 million; and (iii) net impairment loss of right-of-use assets of US$31.2 million. The amount was further adjusted by net cash outflow of US$7.3 million due to changes in working capital, including (i) an increase in trade and other receivables and prepayments of US$10.6 million primarily in relation to increase in prepayment to suppliers, which was generally in line with our restaurant network expansion; (ii) an increase in inventories of US$4.6 million reflecting the inventories we kept for the new restaurants we opened in 2021; and (iii) an increase in trade payables of US$4.3 million as we purchased more raw materials to support our restaurant operations.
Investing Activities
For the six months ended June 30, 2023, our net cash used in investing activities was US$16.1 million, which was primarily attributable to (i) purchase of financial assets at FVTPL of US$31.2 million; and (ii) purchase of property, plant and equipment of US$17.5 million mainly for restaurants we planned to open; partially offset by redemption of financial assets at fair value through profit or loss of US$31.3 million.
For the year ended December 31, 2022, our net cash from investing activities was US$0.9 million, which was primarily attributable to (i) redemption of financial assets at FVTPL of US$36.2 million; and (ii) the collection of loans to related parties of US$29.1 million. The loans to related parties were mainly related to the purchase of certain equipment and the Haidilao restaurants; partially offset by purchase of property, plant and equipment of US$60.5 million mainly for restaurants we planned to open.
For the year ended December 31, 2021, our net cash used in investing activities was US$87.5 million, which was primarily attributable to (i) purchase of financial assets at FVTPL of US$144.9 million; and (ii) purchase of property, plant and equipment of US$67.4 million mainly for restaurants we planned to open; partially offset by redemption of financial assets at fair value through profit or loss of US$110.0 million and the collection of loans to related parties of US$15.7 million. The loans to related parties were mainly related to the purchase of certain equipment and the Haidilao restaurants in Hong Kong, Macau and Taiwan prior to the Group Reorganization.
Financing Activities
For the six months ended June 30, 2023, our net cash used in financing activities was US$22.9 million, which was primarily attributable to repayments of lease liabilities of US$23.1 million.
For the year ended December 31, 2022, our net cash used in financing activities was US$65.9 million, which was primarily attributable to (i) cash paid in relation to the Group Reorganization of US$39.0 million; (ii) repayments of loans from related parties of US$51.7 million; and (iii) repayments of lease liabilities of US$36.1 million; partially offset by proceeds from issue of our share of US$23.1 million.
For the year ended December 31, 2021, our net cash generated from financing activities was US$119.9 million, which was primarily attributable to movements of our borrowings from HDL Group, which is partially offset by the repayments of lease liabilities of US$29.1 million.
Material Cash Requirements
Our material cash requirements as of June 30, 2023 and any subsequent period primarily include our capital expenditure.
Capital Expenditure
Our capital expenditure represented additions to (i) leasehold land and building; (ii) freehold land; (iii) leasehold improvements; (iv) machinery; (v) transportation equipment; (vi) furniture and fixture; and (vii) renovation in progress. We incurred capital expenditures of US$66.2 million, US$63.7 million and US$14.0 million in 2021, 2022, and the six months ended June 30, 2023, respectively. Fluctuations in our capital expenditure were primarily in line with the number of new restaurant openings in the respective year/

period. We will continue to make capital expenditures to meet the expected growth of our business. We plan to finance future capital expenditures through cash generated from its operations, cash and cash equivalents and bank borrowing.
Off-Balance Sheet Arrangements
As of June 30, 2023 and December 31, 2022, we did not have any material off-balance sheet arrangements.
Taxation
We are incorporated as an exempted company and as such is not subject to Cayman Islands taxation. The taxation of our group is calculated at the rates prevailing in the relevant jurisdictions at 17% to 35% on the estimated assessable profits.
Critical Accounting Estimates
Our consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRSs”). The preparation of our financial statements requires us to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures. We base our estimates on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. The critical accounting estimates that we believe to have the most significant impacts to our consolidated financial statements are described below:
Estimated Impairment of Property, Plant and Equipment and Right-of-Use Assets
Property, plant and equipment and right-of-use assets are stated at costs less accumulated depreciation and impairment, if any. In determining whether an asset is impaired, we have to exercise judgment and make estimation, particularly in assessing (i) whether an event has occurred or any indicators that may affect the asset value; (ii) whether the carrying value of an asset can be supported by the recoverable amount, in the case of value in use, the net present value of future cash flows which are estimated based upon the continued use of the asset; and (iii) the appropriate key assumptions to be applied in estimating the recoverable amounts including cash flow projections and an appropriate discount rate. When it is not possible to estimate the recoverable amount of an individual asset (including right-of-use assets), we estimate the recoverable amount of the cash generating unit to which the assets belong, including allocation of corporate assets when a reasonable and consistent basis of allocation can be established, otherwise recoverable amount is determined at the smallest group of cash generating units (“CGUs”), for which the relevant corporate assets have been allocated.
Our impairment calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate the recoverable amount. Key assumptions used in estimating the future cash flows include the revenue growth rate, average percentage of costs and operating expenses of revenue, as well as selecting an appropriate discount rate. Estimates of revenue growth rate, average percentage of costs and operating expenses of revenue are based on the CGUs’ past performance and the management’s expectations for the market development. Revenue growth rate and discount rate have been assessed taking into consideration the higher degree of estimation uncertainties due to uncertainty on how the Covid-19 pandemic may progress and evolve and volatility in financial markets, including potential disruptions of the Group’s restaurant operations.
As of December 31, 2021 and 2022 and June 30, 2023, the carrying amount of property, plant and equipment were US$195.0 million, US$197.4 million and US$187.7 million after taking into account the net impairment losses of US$31.9 million, US$7.7 million and US$1.2 million, recognized during the respective year or the period, in respect of property, plant and equipment that have been recognized.
As of the same dates, the carrying amount of right-of-use assets subject to impairment assessment were US$202.0 million, US$201.3 million and US$184.9 million after taking into account the net impairment losses of US$31.2 million, US$0.1 million and reversal of impairment losses of US$1.7 million, recognized during the respective year or the period. For details of the impairment of property, plant and equipment and the impairment of right-of-use assets, please see note 14 to the consolidated financial statements included elsewhere in this prospectus.
Determination on Discount Rates of Lease Contracts
As our leases do not provide an implicit rate, we apply incremental borrowing rates as the discount rates of lease liabilities. Assumptions used in determining our incremental borrowing rate include financing spread adjustments and lease specific adjustments based on the relevant market rates. The assessments of the adjustments in determining the discount rates involved management judgment, which may significantly affect the amount of lease liabilities and right-of-use assets.
As of December 31, 2021 and 2022 and June 30, 2023, the carrying amounts of right-of-use assets were US$202.0 million, US$201.3 million and US$184.9 million, respectively, and the carrying amounts of lease liabilities were US$243.2 million, US$241.7 million and US$221.2 million, respectively.
Deferred Tax Assets
We recognize deferred tax assets for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. The realizability of the deferred tax asset mainly depends on whether sufficient future taxable profits or taxable temporary differences will be available in the future, which is a key source of estimation uncertainty. In cases where the actual future taxable profits generated are less or more than expected or change in facts and circumstances which result in revision of future taxable profits estimation, a material reversal or further recognition of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal or further recognition takes place.
As of December 31, 2021, 2022 and June 30, 2023, deferred tax assets of US$0.1 million, US$1.0 million and US$1.0 million have been recognized in the consolidated statements of financial position. No deferred tax asset has been recognized on the tax losses of US$122.4 million, US$150.7 million and US$171.7 million and other deductible temporary differences of US$95.7 million, US$107.0 million and US$108.7 million, due to the unpredictability of future profit streams.
Useful lives of Property, Plant and Equipment
We determine the estimated useful lives of property, plant and equipment in determining the related depreciation charge. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions.
We periodically review the assumptions used in determining the useful lives and we may be required to change these estimates based on changes in our industry or changes in other circumstances. If these estimates change in the future, we may be required to increase the depreciation charge where useful lives are shorter than previously estimated lives or will write-off or write-down obsolete assets that have been abandoned or sold.
As of December 31, 2021 and 2022 and June 30, 2023, the carrying amount of property, plant and equipment was US$195.0 million, US$197.4 million and US$187.7 million, respectively.
Quantitative and Qualitative Disclosures about Market Risk
Foreign Currency Risk
We undertook certain transactions in foreign currencies, which expose us to foreign currency risk. We do not use any derivative contracts to hedge against our exposure to currency risk. We manage our currency risk by closely monitoring the movement of the foreign currency rates and considers hedging significant foreign currency exposure should such need arise.
We currently do not have a foreign exposure hedging policy. However, our management monitors foreign exchange exposure closely and will consider hedging significant foreign exchange exposure should the need arise.

Interest Rate Risk
We are exposed to fair value interest rate risk in relation to pledged bank deposits, fixed-rate bank borrowings, other financial assets and lease liabilities. We are also exposed to cash flow interest risk in relation to variable-rate bank balances, and variable-rate bank borrowings which carry prevailing market interests. Our management manages the interest rate risk by maintaining a balanced portfolio of fixed rate and floating rate bank borrowings and bank balances. We manage our interest rate exposures by assessing the potential impact arising from any interest rate movements based on interest rate level and outlook. The management will review the proportion of borrowings in fixed and floating rates and ensure they are within reasonable range.
Credit Risk
Our maximum exposure to credit risk which will cause a financial loss to us due to failure to discharge an obligation by the counterparties arises from the carrying amount of the respective recognized financial assets as stated in the consolidated statement of financial position (including rental deposits, trade receivables, other receivables, other financial assets, amounts due from related parties, financial assets at FVTPL, pledged bank deposits and bank balances).
We consider pledged bank deposits and bank balances that are deposited with financial institutions with high credit rating to be low credit risk financial assets. In addition, trade receivables in connection with bills settled through payment platforms and the issuer of other financial assets are also with high credit rating and no past due history. We consider these assets to be short-term in nature and the estimated loss rates are low as the probability of default is negligible on the basis of high-credit-rating issuers as of December 31, 2021 and 2022 and the six months ended June 30, 2023, and accordingly, no expected credit loss was recognized as of December 31, 2021 and 2022 and the six months ended June 30, 2023.
We have concentration of credit risk on amounts due from related parties with details set out in the consolidated financial statements included elsewhere in this prospectus. We have made periodic assessments as well as individual assessment on recoverability based on historical settlement records and adjusts for forward-looking information. In view of the strong financial capability of these related parties and considered the future prospects of the industry in which these related parties operate, we do not consider there is a risk of default and does not expect any losses from non-performance by these related parties, therefore the loss rates of amounts due from related parties are estimated to be low, and accordingly, no impairment was recognized in respect of the amounts due from related parties.
Liquidity Risk
In the management of the liquidity risk, the management of our Group monitors and maintains a reasonable level of cash and cash equivalents which is deemed adequate by us to finance our operations and mitigate the effects of fluctuations in cash flows. For details, see “— Liquidity and Capital Resources.”
Recently Issued Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in note 3 to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to invest in our ADSs. The information presented in this section has been derived from an industry report dated December 15, 2023 commissioned by us and prepared by Frost & Sullivan, an independent research firm, regarding the industry we operate in and our market position. We refer to this report as the “Frost & Sullivan Report.”
Chinese Cuisine in the International Market
Chinese cuisine is one of the most popular cuisine types internationally. Originally, Chinese cuisine was brought overseas by early Chinese immigrants. Since the late 20th century, Chinese cuisine restaurant brands started to expand to major overseas markets including Southeast Asia, North America, East Asia, Europe and Australia and have now spread to over 130 countries. Due to challenges in standardization, scalability and localization across countries, very few Chinese cuisine restaurant brands have successfully expanded internationally while maintaining consistent quality and a brand identity that resonates across cultures. As of December 31, 2022, Chinese cuisine restaurant brands in the international market that had over ten restaurants and that operated in two or more countries only accounted for 13.1% and less than 5.0% of the international market for Chinese cuisine restaurants in terms of the number of restaurants, respectively. More recently, Chinese cuisine chain restaurants have gradually put more effort into standardization, localization and brand building to expand internationally.
Market Size
The international market for catering services experienced a temporary decrease in 2020 and began to recover in 2021, reaching US$3,072.3 billion in 2022 as the COVID-19 pandemic gradually came under control. The international market for catering services is expected to continue its steady growth and reach US$4,012.1 billion in 2027 at a CAGR of 5.5% from 2022 to 2027. The following chart illustrates the historical and forecasted market size of the international market for catering services.
As a percentage of the international market for catering services, the Chinese cuisine restaurant market is steadily growing and is expected to grow from 9.9% in 2019 to 11.1% in 2027. This is primarily driven by the growing popularity of Chinese culture and increasing acceptance of Chinese food, as well as innovations that adapt Chinese cuisine to local guests. Growth of Chinese cuisine restaurants in the international market will outpace the growth of the international market for catering services, growing from US$306.1 billion in 2022 to US$445.2 billion in 2027 at a CAGR of 7.8%. The following chart illustrates the historical and forecasted market size of Chinese cuisine restaurants in the international market for catering services.

Currently, the international market for catering services is very fragmented with approximately 700,000 restaurants. We ranked third among all Chinese cuisine restaurant brands in the international market in terms of 2022 revenue. We were also the largest China-originated Chinese cuisine restaurant brand in the international market in terms of 2022 revenue and the largest Chinese cuisine restaurant brand in the international market in terms of number of countries covered by self-operated restaurants as of December 31, 2022. Overseas Chinese people are a large demographic for Chinese restaurants in the international market, especially for restaurant brands that originate from China. There are large communities of Chinese immigrants, students and travelers in overseas countries, such as Singapore and the United States. The Chinese population in overseas countries has increased in past years and has reached about 60 million (including their descendants) in 2022, creating significant opportunities for Chinese cuisine restaurants in the international market. In addition, in recent years, China’s cultural influence has grown along with its economic growth and increasing globalization. With the growing overseas Chinese population and number of foreign visitors in China, Chinese culture is becoming increasingly popular in other countries. Accordingly, leading Chinese cuisine restaurant brands will be able to attract more local guests by providing authentic Chinese cuisine that appeals to local tastes and preferences.
Chinese Hot Pot Cuisine in the International Market
Overview
Hot pot is one of the most representative Chinese cuisine styles, with a history of over 1,700 years. Hot pot is prepared with a simmering pot of soup stock at the dining table. While the hot pot is kept simmering, food ingredients are placed into the pot and are cooked at the table. Hot pot dishes typically include various choices of food ingredients, such as sliced meat, fresh vegetables, tofu, wontons and seafood. After the food ingredients are cooked, the guests usually eat them with a dipping sauce for enhanced flavor.
Compared with other types of Chinese cuisine, hot pot restaurants usually do not require as many skilled chefs and hot pot soup bases can be prepared ahead of time, making it more scalable and readily standardized. In addition, hot pot is generally more welcomed by foreign guests as there is a wide selection of food ingredients and flavors and is more customizable to guest tastes. Hot pot is a form of communal dining that is meant to be shared, which many foreign guests enjoy as a group with friends and family.
Hot pot is one of the most popular segments of Chinese cuisine in the international market, accounting for 11.2% of the international market for Chinese cuisine restaurants in 2022 in terms of restaurant revenue. The market size has experienced a temporary decrease in 2020 and has begun to recover in 2021, reaching US$34.3 billion in 2022. The number of hot pot restaurants in the international market is expected to increase from 139,000 in 2022 to 179,000 in 2027. As a result of the increasing number of hot pot restaurants, the growing popularity of hot pot, localization efforts to attract local guests and its high degree of scalability and standardization, hot pot restaurants in the international market are expected to outpace the growth of other Chinese cuisines, reaching US$50.5 billion in 2027 at a CAGR of 8.0%. The following chart illustrates the historical and forecasted market size of the international market for Chinese hot pot restaurants.

Currently, Chinese cuisine restaurants are mainly concentrated in regions where there are large populations of Chinese immigrants, such as Southeast Asia, East Asia and North America. These regions accounted for a significant proportion of the total international market for Chinese cuisine restaurants. Over the past ten years, these countries generally experienced steady economic growth, resulting in a positive growth in disposable income per capita. As a result, consumers in the international market tend to desire higher-quality food, a better and more comfortable dining environment and a different cultural experience. The following map summarizes the market size of Chinese cuisine restaurants and hot pot restaurants in our target markets.

Vietnam 2022
Market Size in Terms of Revenue
Chinese Cuisine Market
USD2.0 Billion
Hot Pot Market
USD0.2 Billion
South Korea 2022
Market Size in Terms of Revenue
Chinese Cuisine Market
USD4.3 Billion
Hot Pot Market
USD1.7 Billion
U.K. 2022
Market Size in Terms of Revenue
Chinese Cuisine Market
USD7.1 Billion
Hot Pot Market
USD2.1 Billion
Canada 2022
Market Size in Terms of Revenue
Chinese Cuisine Market
USD3.7 Billion
Hot Pot Market
USD1.1 Billion
Japan 2022
Market Size in Terms of Revenue
Chinese Cuisine Market
USD12.2 Billion
Hot Pot Market
USD1.9 Billion
UAE 2022
Market Size in Terms of Revenue
Chinese Cuisine Market
USD0.6 Billion
Hot Pot Market
USD0.06 Billion
U.S. 2022
Market Size in Terms of Revenue
Chinese Cuisine Market
USD55.0 Billion
Hot Pot Market
USD13.8 Billion
Malaysia 2022
Market Size in Terms of Revenue
Chinese Cuisine Market
USD2.7 Billion
Hot Pot Market
USD0.3 Billion
Thailand 2022
Market Size in Terms of Revenue
Chinese Cuisine Market
USD2.9 Billion
Hot Pot Market
USD0.4 Billion
Singapore 2022
Market Size in Terms of Revenue
Chinese Cuisine Market
USD8.4 Billion
Hot Pot Market
USD1.2 Billion
Indonesia 2022
Market Size in Terms of Revenue
Chinese Cuisine Market
USD3.0 Billion
Hot Pot Market
USD0.3 Billion
Australia 2022
Market Size in Terms of Revenue
Chinese Cuisine Market
USD2.6 Billion
Hot Pot Market
USD0.6 Billion

BUSINESS
Our Mission
Our mission is to build the leading global Chinese restaurant brand and to propagate Chinese culinary heritage.
Overview
We are a leading Chinese cuisine restaurant brand in the international market, operating Haidilao hot pot restaurant in the international market. With roots in Sichuan from 1994, Haidilao has become one of the most popular and largest Chinese cuisine brands in the world. Since opening our first restaurant in Singapore in 2012, we have expanded to 115 self-operated restaurants in 12 countries across four continents as of June 30, 2023. According to the Frost & Sullivan Report, we were the third largest Chinese cuisine restaurant brand and the largest Chinese cuisine restaurant brand originating from China in the international market in terms of 2022 revenue.
Food is an expression of cultural identity, values and a way of life. Chinese cuisine is one of the richest and most diverse culinary heritages in the world, among which hot pot is one of the most popular and fastest-growing segments. In 2022, the international market for Chinese hot pot had a market size of US$34.3 billion in 2022. With almost 30 years of brand history, Haidilao is well-loved by guests for its unique dining experience — warm and attentive service, great ambiance and delicious food, standing out among global restaurant chains, which has made our Haidilao restaurants into a worldwide cultural phenomenon.
With a brand recognition that precedes our presence, we uphold Haidilao’s core values, enabling us to steadily expand in the international market. Striking a balance between honoring the Haidilao legacy and continuous innovation for localization has been the foundation of our growth and expansion in the international market.
Brand legacy.    Leveraging the renowned Haidilao brand with close to 30 years of cultivation and our extensive experience in standardized restaurant operations, we effectively address challenges faced in international expansion through implementing our proven management philosophy of “aligned interests and disciplined management.”
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Aligned interests.   We believe that our motivated employees lay the foundation for satisfied guests. Under our management philosophy, the interests of our employees are highly aligned to ours, thereby driving our bottom-up dynamic growth. We believe that this principle appeals to human nature across different cultures and regions and has been proven in Haidilao’s expansion in the international markets.

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Disciplined management.   Our disciplined management systematically ensures high-quality expansion through standardized operations by our headquarters controlling operational risks and providing key resources and support to our restaurants. We maintain strict control over key aspects of restaurant operations, including restaurant network expansion, employee training and promotion, food safety, service quality control and supply chain management.

Localization.   Under the framework of standardized operations and guided by core Haidilao values, we seek to adapt restaurant operations to local customs, tastes and preferences in order to provide a unique dining experience to guests and incentivize employees in different countries. We continue to innovate in the following respects.
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Food and menu.   We continuously develop and launch new menu items (including food ingredients, soup bases and dipping sauces) tailored to local tastes and preferences. Generally, a significant portion of our menu in each restaurant is localized.

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Guest services.   We give employees the autonomy to discover how to best serve our guests and encourage them to adjust how we effectuate warm and personalized services based on local customs and cultural norms.

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Management structure.   We have established a three-layer structure consisting of our headquarters, senior regional managers and restaurant managers. Our headquarters hold control over critical restaurant management functions. Our senior regional managers act as key roles for restaurant operations within the region, responsible for overall management and strategies implementation within the region. Our senior regional managers act as bridges between the strategic objectives of our headquarters and individual restaurants. Our restaurant managers are responsible for managing the day-to-day operations of our restaurants.
Benefiting from our proven management philosophy and successful localization efforts, we have built an international Haidilao restaurant network with highly standardized operations, effective management systems and motivated employees. We have achieved strong growth and margin expansion in the past two years.
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Restaurant network expansion.   Our restaurant number increased from 74 restaurants as of January 1, 2021 to 115 restaurants as of June 30, 2023. While we primarily focused on the expansion within existing countries and enhancing their operating performance over the past two years, we kept exploring new markets and have opened our first restaurant in the United Arab Emirates in the first half of 2023.

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Same-store sales growth.   Alongside our continual restaurant network expansion, we have also achieved meaningful same-store sales growth of 54.0% and 12.9% in 2022 and the six months ended June 30, 2023.

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Table turnover rate.   In 2022 and the six months ended June 30, 2023, we recorded overall table turnover rate of 3.3 times per day, respectively, which improved from 2.1 times per day in 2021 and 3.0 times per day in the first half of 2022. The improvement of our table turnover rate has continued in the second half of 2023.

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Average daily revenue per restaurant.   Our average daily revenue per restaurant increased from US$10.0 thousand in 2021 to US$15.4 thousand and US$15.6 thousand in 2022 and the six months ended June 30, 2023, respectively.

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Restaurant level operating margin.   We recorded a restaurant level operating profit margin of 8.3% in the first half of 2023, significantly improving from 1.5% during the first half of 2022.

Our Competitive Strengths
A leading Chinese cuisine restaurant brand in the international market
We are a leading Chinese cuisine restaurant brand in the international market, ranking third in terms of 2022 revenue. With roots in Sichuan from 1994, we were also the largest Chinese cuisine restaurant brand originating from China in the international market, in terms of 2022 revenue. Since opening our first Haidilao restaurant in Singapore in 2012, we have expanded to 115 restaurants in 12 countries in Asia, North America, Europe and Oceania as of June 30, 2023, making us the largest Chinese cuisine restaurant brand in terms of number of countries covered by self-operated restaurants.
We are committed to serving our guests authentic Chinese food with international appeal. Chinese cuisine is one of the most popular cuisine types internationally, with a market size of US$306.1 billion and approximately 700,000 Chinese cuisine restaurants abroad in 2022. Brought overseas by early Chinese immigrants hundreds of years ago, Chinese cuisine has become especially popular in countries with large immigrant populations, such as Singapore, the United States, Thailand and Vietnam. Within Chinese cuisine, hot pot is one of the most popular and fastest-growing segments, with a market size of US$34.3 billion in 2022. With its unique dining experience, social nature and fresh ingredients, hot pot has garnered a strong international fan base. Frost & Sullivan estimates that the international hot pot market will grow to US$50.5 billion by 2027 at a CAGR of 8.0% from 2022.
We have continued to achieve strong growth in the past two years despite the global COVID-19 pandemic. Our revenue increased by 78.7% from US$312.4 million in 2021 to US$558.2 million in 2022, and our Haidilao restaurant network grew from 74 restaurants at the beginning of 2021 to 115 as of June 30, 2023. In the six months ended June 30, 2023, following the lifting of COVID-19 pandemic related restrictions and control measures in various countries that we operate in, all of our restaurants have resumed normal operations. We recorded total revenue of US$323.9 million for the six months ended June 30, 2023, representing a 31.8% increase from US$245.8 million for the same period in 2022, showing a strong growth momentum. Notably, we recorded a net profit of US$3.4 million for the six months ended June 30, 2023, as compared to a net loss of US$55.7 million for the same period in 2022. We believe our international leading position, the Haidilao brand recognition and our management philosophy of “aligned interests and disciplined management” will continue to fuel our international expansion and growth.
Haidilao as a global cultural phenomenon and an ambassador of Chinese culinary heritage
Through almost 30 years of deep cultivation, Haidilao has become a global renowned restaurant brand. As of June 30, 2023, in addition to over 1,300 Haidilao restaurants in Greater China operated by HDL Group, we operated 115 Haidilao restaurants in the international market. Brand Finance, one of the world’s leading brand valuation consultancies, ranked Haidilao as one of the “Top 25 Most Valuable Restaurant Brands” every year since 2019, firmly establishing our brand in the same league as chain restaurant giants, such as Starbucks and McDonald’s. Haidilao is also the first and only Chinese cuisine restaurant brand to make the list.
With humble beginnings in Jianyang, a small town in Sichuan, China, we believe Haidilao’s dining experience and service quality have propelled the brand into a global cultural phenomenon. Haidilao is well-loved by guests for its unique dining experience — warm and attentive service, great ambiance and delicious food, standing out among global restaurant chains. Capitalizing on Haidilao’s global brand equity, we have gained recognition among those who have not even stepped foot in our restaurants, which has been instrumental to our successful international expansion. Since 2021, we have accumulated over 55 million guest visits at our restaurants. Our guest loyalty program had over 3.5 million members as of June 30, 2023, increasing from approximately 1.2 million as of January 1, 2021.
We believe Chinese cuisine is an expression of China’s rich cultural heritage. Although hot pot has been an essential part of Chinese cuisine for centuries, it is still relatively new to many foreign guests. As interest in Chinese culture and food has grown, we have aspired to give the world a taste of Chinese culture with our distinctively Chinese hot pot dining format and unique cultural experiences, such as our famed hand-pulled noodle dance and Chinese opera face-changing performances. Leveraging Haidilao’s global position as a quintessential Chinese cuisine brand, we have become an ambassador of Chinese cultural heritage. Through our restaurants, we hope to showcase China’s culinary heritage by reaching communities beyond those that most Chinese cuisine restaurants abroad serve. More importantly, by doing so, we hope to build larger brand communities, which will enable our sustainable growth and expansion to farther corners of the world.
Strong local know-how and international operating capabilities
The international market for Chinese cuisine restaurants is highly fragmented. Despite the popularity of Chinese food, very few Chinese cuisine restaurant brands have successfully expanded internationally while maintaining consistent quality and a brand identity that resonates across cultures. Chinese cuisine restaurant brands with over 10 restaurants and brands covering two or more countries outside China only accounted for 13.1% and less than 5.0% of the international market in terms of number of restaurants as of December 31, 2022, respectively. We were the largest Chinese cuisine restaurant brand in the international market in terms of number of countries covered by self-operated restaurants as of December 31, 2022.
We seek to address these challenges by striking a balance between standardization and localization.
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Standardization.   We believe standardization is the foundation of our restaurant operations, enabling us to control and manage critical aspects of our operations and ensure the quality of our restaurants. We have consistently applied Haidilao’s management philosophy and operating tenets across all of our restaurants, especially in relation to expansion strategy, employee training and management, performance assessment, food safety and supply chain management.

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Localization.   Within the framework of our standard operating tenets, we believe that adapting our operations to local practices and cultures is crucial to operate and expand effectively. For example, a significant portion of our menu items is tailored to local tastes and preferences. To deliver a great dining experience across cultures, we adjust the manner in which we effectuate warm and personalized services, such as by recommending optimal cooking times for each hot pot ingredient to guests. Similarly, to employees, we show care and tailor their compensation structure according to local practice. To manage our growing restaurant network with more precision, we divide our current operations into several groups and formulate localized growth strategies and restaurant-level operating guidelines that fit the needs of each group. Our localization efforts have enabled us to attract a significant amount of local non-Chinese guests, which accounted for approximately 50% of our total guests according to a survey we conducted in 2023. See “— Proven management philosophy that enables sustainable international expansion” for details of our group management structure.
Through our two pronged approach, we are able to ramp up our restaurants rapidly. The breakeven of new restaurants opened in 2021, 2022 and the first half of 2023 was generally within six months. To date, all the restaurants newly opended during the first half of 2023 have achieved monthly breakeven. More recently, our first restaurant in the United Arab Emirates opened in March 2023 achieved a table turnover rate of over 4.5 times per day during the first six months since its opening.
Proven management philosophy that enables sustainable international expansion
The catering service industry is a labor-intensive industry, and its main pain point, we believe, is achieving scalability while maintaining quality consistency and ensuring food safety. We seek to address this challenge through our operating paradigm of “aligned interests and disciplined management” — the interests of the employees are highly aligned to ours, motivating them to drive our dynamic growth, and our disciplined management systematically ensures our strategic direction and controls operational risks.
Aligned interests.   We and our employees are aligned with common interests to propel our growth:
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Mentor-mentee system.   We implement a mentor-mentee system in all of our restaurants. Our restaurant managers not only can share in the profits of their own restaurants but are also encouraged to train mentees to share in the profits of their restaurants, which is crucial in our bottom-up expansion strategy.

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Piece rate compensation.   We implement a piece rate compensation system, where every activity involved in guest services is measured by units, to empower employees to be self-driven, earning better pay by working with higher productivity and quality.

Disciplined management.   Our headquarters maintain effective control over critical aspects of restaurant management. By providing key supporting services to restaurants and managing operating risks, our headquarters ensure our disciplined and sustainable expansion.
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Group management structure.   We have organized our restaurants into groups to facilitate our multi-national management. These groups are each overseen by a senior regional manager, who acts as a bridge between the guiding principles and strategic objectives of our headquarters and the day-to-day operations of individual restaurants. They also work with our corporate headquarters to rate each restaurant within the group every quarter.

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Rating system.   Our headquarters and senior regional managers establish KPIs for each restaurant based on the conditions and characteristics of local markets. These KPIs are the bases of our quarterly assessment and help us rate all of our restaurants on a scale of A, B, C-rated or lower.

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Critical management functions.   Our headquarters hold control over critical restaurant management decisions, including signature product development, food safety, performance assessment, brand management, finance, construction, IT, supply chain and restaurant automation.

The Haidilao management philosophy is recognized and studied across the world, including as a case study by the Harvard Business School. Moreover, the Haidilao management philosophy is proven in the international market through a decade of successful operations, including our international expansion to 115 restaurants since 2012. We believe that aligned interests and disciplined management will continue to empower our dynamic and sustainable growth.
Seasoned management team with a corporate culture that prescribes acting with kindness
We are led by a seasoned management team, many of whom are home grown leaders that embody core Haidilao values. Guided and inspired by the Haidilao management philosophy formulated by Mr. Yong

Zhang, the founder of HDL Group, our management team develops strategies to drive our continued growth as an international Chinese cuisine restaurant brand. They lead our operations with a commitment to treating people with kindness and pursuing quality excellence, which we believe is crucial to create loyalty in employees and guests with our restaurants and the Haidilao brand. Our director and chairman, Ms. Ping Shu, is one of the founders of HDL Group. She embodies Haidilao’s core values and management philosophy that enable us to spearhead our growth. Her fundamental values of treating employees with respect and pursuit of service quality have been the guiding principles of our business. Ms. Shu is supported by a core team who has extensive operational experience in international Haidilao restaurants, including Mr. Yu Li, our director and chief executive officer, Mr. Jinping Wang, our director and chief operating officer, and Ms. Li Liu, our director. Mr. Li has been with HDL Group for over 15 years and has overseen the restaurant operations in Japan, South Korea and Thailand. Mr. Wang has been with HDL Group for over 15 years and has overseen our international restaurant operations for over eight years. Ms. Liu started as a waitress in our Singapore restaurant and has been with us for approximately eleven years.
Our Strategies
We intend to implement the following business strategies going forward:
Continue to grow our international Haidilao brand, enhance our dining experience and propagate Chinese culinary heritage internationally
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Brand building.   We will continue to enhance the brand awareness of Haidilao internationally and promote and propagate Chinese culinary culture, especially hot pot. We will stay true to our brand motto — good hot pot speaks for itself — and bring the Haidilao philosophy and culture to different countries. Observing trends in the digital age of marketing, we plan to launch innovative online marketing campaigns on popular social media platforms to target local guests and expand our guest reach. We will also create marketing initiatives to increase guest interactions and engagement.

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“Pursue the perfect dining experience” We believe providing a unique dining experience is what makes Haidilao great. We will continue to offer a unique dining experience to our guests, which may mean different things in different parts of the world and will require us to innovate, adapt and localize.

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Menu items.   As part of this effort, we will continue to develop menu items, including new soup bases, signature dishes and dipping sauces, adapted to local tastes. In particular, we will continue to develop, install and upgrade automated equipment that can customize soup bases in different jurisdictions, enabling our guests to adjust the depth of flavor and type and amount of ingredients added based on personal preference.

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Services and restaurant atmosphere.   For our services and restaurant atmosphere, we will continue to adhere to our signature Haidilao services and interior design while making localized adjustments based on customs and practices in different countries to make our dining experience warm, comfortable and fun.

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Promote Chinese cuisine internationally.   Leveraging our extensive restaurant network and brand awareness, we plan to attract more local guests and promote Chinese cuisine and Chinese culture internationally. We will continue to seek opportunities to showcase Chinese cuisine and Chinese culture and expand our reach to more local guests.

Enhance restaurant performance and explore new sources of revenue
We are dedicated to enhancing our sales performance through increasing restaurant-level revenue, optimizing our operational efficiency and exploring new revenue sources. For our dine-in services, we plan to implement the following strategies:
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Better utilize off-peak hours.   We plan to capitalize on off-peak hours to improve overall restaurant performance, such as offering special discounts and special menu items to attract guests.

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Supply chain upgrade.   We will actively explore opportunities to collaborate with local suppliers to establish localized procurement and supply chain systems and further reduce our procurement costs.

We may also set up central kitchens to support the innovation, safety, and quality control of our food to enhance our operational efficiency and performance.
In addition, we plan to develop additional sources of revenue to complement our dine-in services, including prepacked food and food delivery.
Strategically optimize and expand our restaurant network
We will expand our restaurant network by increasing restaurant density and expanding our geographic coverage. We will implement a tailored restaurant expansion plan in existing markets based on their specific market conditions and the performance of existing restaurants and prudently expand our restaurant network. We will continue to explore opportunities to expand into new countries with significant growth potential to achieve long-term growth.
Identify opportunities for organic growth and seek potential acquisition opportunities
We plan to identify opportunities for organic growth and potential acquisition targets to strengthen our market position and competitiveness. We will explore new business formats tailored for target markets of interest and formulate restaurant opening plans for these new restaurant brands to further expand our restaurant network. In addition, we plan to pursue opportunities to acquire high-quality businesses or assets that can achieve synergies with our existing business.
Our Localized Haidilao Dining Experience
Originally from Sichuan, China, Haidilao has grown to be a worldwide cultural phenomenon, delivering a unique dining experience with outstanding service, food and restaurant atmosphere. To give our guests at all of our restaurants a classic Haidilao dining experience, we offer our signature menu items (e.g., spicy Sichuan-style soup base and hand-pulled dancing noodles) and services (e.g., providing birthday celebration) for guests across all our restaurants. Understanding that a great dining experience means different things in different parts of the world, we also make adjustments to our services and food based on local culture, tastes and preferences. As a leading international Chinese cuisine restaurant brand, we have become an ambassador to China’s culinary heritage, spreading Chinese cuisine culture across the globe through the Haidilao dining experience.
Services
Haidilao is renowned for its unique services, differentiating us from other restaurant brands. The ultimate goal of our services is to make our guests feel happy, warm and comfortable at our restaurants. To achieve that, we encourage our servers to take initiative and be creative in giving guests a memorable dining experience.
Generally, our restaurants offer services that are iconic to Haidilao, such as the seated waiting area with free fruits, snacks or beverages, hairbands for dine-in guests with long hair and eyeglass cleaning cloths for those wearing glasses. Some restaurants also offer manicure services at the seated waiting area. We also provide personalized services to care for first-time local guests, providing them with suggested cooking times for each hot pot ingredient. From time to time, our restaurants also collaborate with other third parties to host Chinese cultural events. For example, our restaurant in the UK hosted parties with local galleries to showcase traditional Chinese watercolor paintings.
As an international restaurant brand, we also encourage our servers to take into consideration local customs in providing our services. For example, we organize themed events and decorate our restaurants to celebrate holidays in local cultures, such as Easter and Halloween. Our restaurants in South Korea serve free rice cake dishes to students on the day of college entrance exams, which is a symbol for good luck. The following images illustrate examples of our localization efforts in different countries.

Batik day (Indonesia)	Happy Mid-autumn Festival (the United States)
Menu and Ingredients
Our hot pot offering has three major components — the soup base, the sauces and condiments, and the food ingredients to be cooked in the soup base. Generally, a majority of our menu consists of Haidilao signature or classic dishes, while also incorporating localized or seasonal items. Depending on restaurant size and the availability of food ingredients in the country that meet our high standards on freshness, quality and food safety, our restaurants typically offer 110 to 180 types of food ingredients under eight categories, namely signature Haidilao dishes, seafood, classic hot pot dishes, meatballs and pastes, leafy vegetables, root vegetables and mushrooms, snacks, and alcohol and beverages.
To offer guests a complete Haidilao dining experience, our restaurants offer substantially all of the Haidilao signature menu items, including four signature soup bases, namely our spicy vegetable oil Sichuan-style soup base, tomato soup base, mushroom soup base and savory bone soup base, as well as signature “Laopai” dishes including classic Sichuan-style hot pot ingredients, such as beef tripe, shrimp paste and hand-pulled noodles. In addition, our restaurants also feature Haidilao’s signature self-serve sauce and condiment bar, allowing guests to mix and match different dipping sauces and garnishes to their preference and have fun in the process. Normally the sauce and condiment bar will include over 20 ingredients, including soy sauce, chopped garlic, hoisin sauce, sesame sauce, chopped cilantro and dried chili pepper flakes. In addition, our sauce and condiment bars also serve cold dishes, fruit and soup or porridge. We also have several dishes that, we believe, showcase Chinese cuisine and Chinese culture to local guests. Our signature “Laopai” hand-pulled noodles are prepared at guest tables along with a noodle dance, allowing guests to enjoy Chinese culinary culture in a fun atmosphere. Videos of our hand-pulled dancing noodle dance have gone viral and attracted millions of views on social media platforms.
Set forth below are pictures of some of our signature menu items.

Four-in-one soup base	Beef tripe	Haidilao dancing noodles
In addition to our core menu, we also offer localized soup bases and food ingredients and tailor our menu format to local practices. Our restaurants in Japan offer traditional Japanese-style soup bases, such as miso soup base, as well as localized food ingredients, such as beef intestines, and our restaurants in

Southeast Asia offer tom yum soup base. We offer sauces and condiments common to the country, such as black pepper sauce, pickles and olives in the United Kingdom. We also provide classic sauce recipes to cater to our international guests. In addition, we offer individual combo meals, consisting of a choice of protein, a fresh plate of vegetables and choice of rice or noodles, in countries where guests are more accustomed to having individual instead of shared meals. The following images illustrate some of our soup bases and food ingredients adapted to local tastes.

Tom yum soup base in Thailand	Beef intestines in Japan	New York steak sliced in the United States	Spicy poutine in Canada
We continuously develop and launch new menu items (including food ingredients, soup bases and dipping sauces) tailored to local tastes and preferences and introduce local food ingredients into our menu. For example, we launched over 300 new products worldwide in the first half of 2023, such as the “Mala Milk Broth,” “Brown Sugar Lava Rice Cake,” and “Waterfall Potato Strings” in Southeast Asia and held various marketing events to promote their sales.
Restaurant Atmosphere and Design
Our restaurants are designed and decorated to make our guests feel relaxed and comfortable. Most of our restaurants are designed with a light green and yellow theme, with slight modifications in different countries. We opened two tech-forward restaurants in Singapore, which use architectural lighting, audio and visual technologies to create a full-sensory immersive dining experience. These tech-forward restaurants are also equipped with automatic busser equipment. For details, see “— Technologies.” The following images show the typical interior of our restaurants and our tech-forward restaurants.

Light green and yellow theme	Singapore tech-forward restaurants
Our restaurants generally have a main dining hall and several private dining rooms. Given the nature of hot pot, we do not need to maintain large kitchens and approximately 75% to 80% of our restaurant space is the dining area. The gross floor area of our restaurants generally ranges from 400 to 1,500 square meters with 30 to 85 tables that can normally seat two to twelve people each. Some of our restaurants also have smaller tables for solo-dining customers.
Our Haidilao Business
Our Haidilao Restaurant Business
Restaurant Network
We opened our first restaurant in Singapore in 2012. Since then, we have gradually expanded our restaurant network to 115 restaurants in 12 countries in Asia, North America, Europe and Oceania as of

June 30, 2023. We own and operate all of our Haidilao restaurants and lease all of the premises on which our restaurants operate. The following map sets forth our restaurant network as of June 30, 2023.
Restaurant Performance
The following table summarizes key performance indicators of our restaurants for the period indicated.
	For the year ended December 31,		For the six months ended June 30,
	2021	2022	2022	2023
Total guest visits (million)
Southeast Asia	6.7	16.1	7.0	8.9
East Asia	1.3	2.2	0.9	1.3
North America	1.3	2.2	0.9	1.3
Others(1)	0.5	1.2	0.5	0.8
Overall	9.8	21.7	9.3	12.3
Table turnover rate(2) (times per day)
Southeast Asia	2.2	3.4	3.2	3.3
East Asia	1.9	3.0	2.6	3.1
North America	2.1	3.1	2.8	3.2
Others(1)	1.9	3.1	2.8	3.5
Overall	2.1	3.3	3.0	3.3
Average spending per guest(3) (US$)
Southeast Asia	24.8	20.2	21.0	20.3
East Asia	28.8	26.6	27.5	28.6
North America	54.3	52.0	51.7	49.1
Others(1)	45.6	40.3	41.5	40.6
Overall	30.3	25.2	25.8	25.5
Average daily revenue per restaurant(4) (US$ in thousands)
Southeast Asia	10.5	15.1	14.5	14.8
East Asia	5.9	11.0	9.4	11.8
North America	12.2	18.4	16.0	19.0
Others(1)	13.7	20.5	18.6	22.7
Overall	10.0	15.4	14.2	15.6

	For the year ended December 31,		For the six months ended June 30,
	2021	2022	2022	2023
Restaurant level operating margin(5) (%)	(21.2)	4.1	1.5	8.3

Notes:
(1)
Others include Australia, the United Kingdom and the United Arab Emirates.

(2)
Calculated by dividing the total tables served for the year/period by the product of total restaurant operation days for the year/period and average table count during the year/period in the same geographic region.

(3)
Calculated by dividing the revenue generated from restaurant operations for the year/period by total guest visits for the year/period in the same geographic region.

(4)
Calculated by dividing the revenue from restaurant operations for the year/period by the total restaurant operation days for the year/period in the same geographic region.

(5)
Calculated by dividing restaurant level operating profit/loss by restaurant level revenue. Restaurant level operating profit/loss is calculated by deducting (i) restaurant level expenses such as cost of restaurant level raw materials and consumables used, restaurant level staff costs, restaurant level property rentals and related expenses, restaurant level utilities expenses, restaurant level depreciation and amortization, restaurant travel and commute expenses and other restaurant level expenses, including pre-opening expenses in each region; and (ii) management fees incurred in each region, from restaurant level revenue.

In 2021, our results of operations were adversely affected the COVID-19 pandemic. Starting from 2022, the performance of our restaurants gradually recovered as the COVID-19 pandemic came under control. Our total guest visits significantly increased from 9.8 million in 2021 to 21.7 million 2022 and further increased from 9.3 million in the six months ended June 30, 2022 to 12.3 million in the six months ended June 30, 2023. As a result, our table turnover rate increased from 2.1 times per day in 2021 to 3.3 times per day in 2022 and the six months ended June 30, 2023, respectively. As such, our average daily revenue per restaurant increased from US$10.0 thousand in 2021 to US$15.4 thousand and US$15.6 thousand in 2022 and the six months ended June 30, 2023, respectively. We recorded a restaurant level of operating loss margin of 21.2% in 2021 due to the COVID-19 pandemic. Since then, we have been able to turnaround our business and record restaurant level operating profit margin of 4.1% and 8.3% in 2022 and the six months ended June 30, 2023, respectively.
Same Store Sales
The following table sets forth details of our same store sales for the periods indicated.
	As of/For the Year Ended December 31,		As of/For the Six Months Ended June 30,
	2021	2022	2022	2023
Number of Same Stores(1)
Southeast Asia	29		53
East Asia	12		13
North America	13		16
Others	4		5
Total	58		87
Same Store Sales(2) (US$ in thousands)
Southeast Asia	118,784	175,482	141,658	149,845
East Asia	30,996	51,770	23,772	33,178
North America	57,982	89,254	45,927	54,480
Others	20,658	35,303	17,791	21,153
Total	228,420	351,809	229,148	258,656
Average same store sales per day(3)(US$ in thousands)
Southeast Asia	11.8	16.7	15.0	15.7
East Asia	7.2	11.9	10.2	14.3
North America	12.2	18.8	15.9	18.8
Others	14.2	24.2	19.7	24.0

	As of/For the Year Ended December 31,		As of/For the Six Months Ended June 30,
	2021	2022	2022	2023
Total	11.1	16.7	14.7	16.6
Average same store table turnover rate(4) (times/day)
Southeast Asia	2.3	3.5	3.2	3.4
East Asia	2.2	3.3	2.7	3.5
North America	2.1	3.1	2.8	3.2
Others	1.9	3.4	2.8	3.4
Total	2.2	3.4	3.1	3.4

Notes:
(1)
Includes restaurants that commenced operations prior to the beginning of the periods under comparison and opened for more than 300 days in both 2021 and 2022, and more than 150 days in the six months ended June 30, 2022 and 2023.

(2)
Refers to the aggregate gross revenue from restaurant operations at our same stores for the period indicated.

(3)
Calculated by dividing the gross revenue from restaurant operations for the period by the total restaurant operation days at our same stores for the period.

(4)
Calculated by dividing the total tables served for the period by the product of total restaurant operation days for the period and average table count at our same stores during the period.

Delivery Business
We started to offer delivery services at Haidilao restaurants in 2019, with approximately 70 of our restaurants offering delivery as of June 30, 2023. We provide delivery services through our hotline and social media accounts (e.g., WhatsApp), as well as local online food delivery platforms.
We aim to provide our guests a true Haidilao dining experience even if they do not dine in our restaurants. For each delivery order, we generally include side dishes and a complementary care package containing napkins and peppermint candies. To guarantee freshness and hygiene, our food is packed in sealed food containers, and we allow our guests to return the food if the seal is damaged. In such an event, we will seek compensation from the relevant third-party responsible for food delivery.
Others
We also generated revenue from other activities, primarily including sales of hot pot condiment products to local guests and food ingredients to retailers. These products aim to enable our guests to enjoy hot pot at home.
Organization Structure
We adopt a management system focused on balancing standardization and localization. Our restaurants are divided into several groups, taking into account their locations and restaurant performances. We believe managing restaurants by group enables us to formulate more effective business strategies and operating guidelines that fit the needs of the group. Each group is overseen by a senior regional manager, to whom all restaurant managers in the group report directly. The senior regional managers are generally responsible for implementing business strategies and management of restaurant operations in the group. The senior regional managers are supported by several core business functions under our headquarters, including product management, finance, IT and food safety, among others.
Headquarters
Our headquarters maintain control over critical aspects of our restaurant operations, including food safety, legal, IT, finance and restaurant expansion strategy. Our headquarters set corporate goals, business strategies and operational standards so that we can achieve high-quality management and scalable growth. Under the framework set out by our headquarters, we grant significant autonomy to senior regional managers and restaurant managers to execute our corporate objectives in each country.

Senior Regional Managers
Our senior regional managers act as key roles for restaurant operations within the region, responsible for overall management and strategies implementation within the region. As our senior regional managers are normally promoted from the restaurant manager pool, we believe they are familiar with local restaurant operations and market conditions, enabling them to formulate the most suitable business strategy for each group. For example, senior regional managers are responsible for implementing marketing strategies and executing restaurant expansion plans. Senior regional managers are also responsible for assessment of restaurants and restaurant managers within the group, including formulating KPIs, conducting restaurant performance evaluation and review within the group.
Restaurant Level
Our restaurant managers are responsible for day-to-day management of our restaurants. We grant significant autonomy and decision-making power to them in operating restaurants. They are responsible for restaurant staff assessment and promotion, handling complaints and emergency situations, holding staff meetings and reviewing financial and performance metrics. Depending on restaurant size, each restaurant is normally staffed with 60 to 120 employees, which are assigned to beginner, intermediate and advanced-level roles. New joiners will start from beginner roles and move up to more advanced roles when they gain sufficient experience.
Expansion Plan, Site Selection and Development
We have established a series of internal procedures to implement our expansion plans and new restaurant development. Our headquarters together with our senior regional managers determine the overall strategic expansion plan of each group, for example, whether to enter into a new market and whether to open new restaurants in existing market. We encourage our senior regional managers and restaurant managers to submit proposals for new restaurants, which will be subject to our headquarters’ approval. We generally adopt a bottom-up approach in expanding our restaurant network. We align the financial interests of our restaurant managers with their ability to cultivate new locations and leaders to open new restaurants, which has become a significant driver in our expansion. Under our leadership program, existing restaurant managers can identify and train restaurant manager candidates through our leadership training program.
We have established standardized procedures to open a new restaurant. For each new restaurant project, our senior regional managers are primarily responsible for choosing new restaurant managers based on recommendations from restaurant managers. After the restaurant manager is identified and the restaurant premise is determined, the new restaurant manager will be responsible for project execution with the support from senior regional managers. Our headquarters will also supervise and provide guidance on the expansion process. The following chart illustrates the major steps in our restaurant opening process after a new restaurant project has been determined.
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Selection of restaurant manager.   We believe the ideal new restaurant manager should have extensive experience as restaurant staff so that he/she is familiar with every detail of restaurant operations. As of June 30, 2023, all of our restaurant managers were home grown and have served various non-managerial positions, such as waiters or janitors. Our restaurant managers are encouraged to recommend new restaurant manager candidates, normally being their mentees. If the new restaurant was originally proposed by an existing restaurant manager, we will consider his or her recommendation for the new restaurant manager as the first choice, subject to senior regional manager’s review and approval. In other cases, our senior regional manager will review the restaurant manager candidates recommended by each restaurant manager to select the most suitable candidate.

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Site selection.   Our headquarters are responsible for providing guidance in our site selection process with the consideration of our Group’s strategic growth. Our senior regional managers are responsible for identifying suitable locations, since they have a deeper understanding of the local market. We carefully consider potential markets and devote a substantial amount of time and effort to evaluating each potential restaurant site.
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Lease arrangement.   Subject to negotiations with our landlords, we generally enter into long-term leases ranging from three to fifteen years with an option to renew for our restaurants in order to secure more favorable terms. We do not own any property for substantially all of our restaurant sites and believe such strategy can significantly reduce our capital expenditures.

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New restaurant project execution.   The new restaurant manager will be responsible for project execution, with assistance provided by the senior regional manager and our headquarters.

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Restaurant operations and review.   The senior regional manager will continue to provide support and guidance after the new restaurant is opened, including conducting site visits, and reviewing initial table turnover rates and other performance metrics. New restaurants are subject to the same restaurant performance assessment as existing restaurants in the same group. Senior regional managers are available to provide training and assistance to new restaurants that are rated C or lower.

Restaurant Performance Assessment
We conduct monthly evaluation of the performance of our restaurants and derive a monthly rating for each restaurant based on the criteria above, which also ties to the rating of each restaurant manager. The ratings of each restaurant will be published on a monthly basis via online meeting or internal announcement, incentivizing them to improve their performance in the following months. We also derive a final rating for each restaurant each quarter, taking into account the ratings of the restaurant in the three months.
We also have a quarterly mystery guest review program, allowing us to understand the performance of restaurants from our guests’ points of view. We invite certain mystery guests to register on our designated mobile app and apply to be a mystery guest at a specific restaurant. Once the task is assigned, they are invited to visit our restaurants and provide a feedback report on their dining experience. The report covers various aspects including services, food quality and environment and the reviewers are required to provide an overall rating to the restaurant. The rating from mystery guest reviewers forms one of the most important criteria for our restaurant performance assessment.
Training and Promotion
We conduct comprehensive training for all of our employees, from management positions to restaurant staff. We create an outcome-oriented and merit-based working environment and seek to instill Haidilao’s core values and culture in our employees. Substantially all of our restaurant managers are promoted internally from junior roles at our restaurants.
Supply Chain
Supply Network
Our ability to offer consistently high-quality food across our restaurants depends largely upon the ability to procure the highest quality food ingredients commercially available. Our overall procurement strategy is generally based on the guest volume of our restaurants.
For markets where we have a larger business scale, we generally adopt a centralized procurement system for major food ingredients and consumables we use. We have set up two central kitchens in Singapore and Malaysia, primarily responsible for manufacturing and processing food ingredients used in our restaurants, including meats that require processing and flavoring, and vegetables that require washing and cutting. We believe this model can streamline our supply chain management practice and reduce staff costs in relation to food preparation at each restaurant, while maintaining the consistency in taste, quality and food safety. Based on our business demand, we are also exploring opportunities to open more central kitchens in other markets where we have greater presence to achieve economies of scale.

For other markets we operate in, we normally procure food ingredients directly from local suppliers to ensure regulatory compliance in each jurisdiction. After we receive requests for new food ingredients from restaurants, our procurement team in each country shall be responsible to identify suitable local suppliers. In order to better manage our costs in relation to food ingredients, we are also exploring opportunities for bulk procurement for our restaurants across different countries.
Supply Chain Management
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Selection of suppliers.   We have established stringent supplier selection procedures. For each food ingredient supplier candidate, we examine its qualification and conduct on-site inspection and sample testing if we consider necessary. Only suppliers that can pass all these assessments can be included in our qualified supplier list. We only procure food ingredients from these qualified suppliers.

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Management and review of suppliers.   We have formulated a performance evaluation system to assess the performance of each of our suppliers regularly. Based on the quality of supplies, price and services, each supplier is graded with low-risk, mid-risk and high-risk. For high-risk suppliers, we will reduce our purchase amount with them, or find new suppliers to replace them.

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Stringent standards for food ingredients.   We formulate inspection standards for each type of supplies we procure, including physical inspection as well as testing for chemicals and foreign substances.

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Inspections and testing.   We conduct extensive inspection and testing of product supplies. Our food safety specialists are responsible for conducting on-site examination on our suppliers. In addition, we also engage reputable third-party laboratories to conduct sample testing to ensure that our food ingredient supplies comply with the applicable food safety laws and regulations.

Food Safety and Quality Control
We place the utmost priority on the health and safety of our guests and dedicate a significant amount of resources in maintaining our food safety and quality control system. We have established a food safety department at our headquarters overseeing our food safety practice and formulating our food safety protocols and strategies. In each country that we operate in, we implemented detailed food safety and quality control protocols based on local standards and regulatory requirements. We also constantly monitor regulatory updates in relation to food safety regulations and make adjustments to our protocols accordingly. Each restaurant also has one food safety specialist, who is responsible for supervising the food safety practice and conducting regular checks and examinations at the restaurant. The food safety specialists are required to attend periodic internal training and pass our quality and safety tests.
Restaurant Operations
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Detailed and standardized procedures.   We have developed a series of food safety, hygiene and quality control protocols that set out guidelines detailed down to different methods of cleaning different types of kitchenware, sterilization schedules and the cleaning schedule for restrooms. Our food safety specialists also establish food safety procedures for each restaurant, taking into account local regulatory requirements. From time to time, our food safety specialists will make recommendations to our food safety, hygiene and quality control protocols based on issues identified in restaurants and regulatory updates.

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Extensive inspection.   Our senior regional manager is responsible for conducting monthly inspection for each restaurant. If any food safety issue is identified, the food safety specialist will assist the restaurant manager to rectify the issue and conduct a follow-up inspection after rectification is completed.

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Clear accountability.   We have established clear responsibility for our restaurant managers and our food safety staff. Each restaurant is divided into thirteen different areas, such as the kitchen, dining area and waiting area and the restaurant manager assigns one designated person for each area.

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Compliance.   Our food safety specialist reviews and keeps abreast of local laws and regulations to formulate and update internal food safety policies.

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Design and technology.   We believe that investing in restaurant design and technology allows us to enhance quality control and reduce the risk of human error. We have established kitchens with automated and smart equipment in Singapore, which we believe will allow us to achieve more consistency in handling food and maintaining hygiene in the kitchen area.

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Continuous training programs.   We continuously provide training programs to our restaurant staff on the operating procedures and quality standards on an annual basis. Post-training tests are conducted to ensure the effectiveness of training.

Marketing
Our service quality is the most vital factor influencing customer satisfaction and customer retention, and also enhances our brand image. We primarily rely on our guests’ spontaneous word-of-mouth to attract new customers. Leveraging our leading position in the industry market for Chinese cuisine restaurants and Haidilao’s renowned brand image, our restaurants have attracted many celebrities to visit, including movie directors, pop stars, and social media influencers. Their social media posts of dining at Haidilao have become one of our most effective channels to attract more guests.
We engage with our guests, in particular through the social media accounts we operate (e.g., Facebook and Instagram). These online platforms have enabled us to spread our culture and Haidilao dining experiences to a larger audience. From time to time, our senior regional managers may also design, implement and launch marketing campaigns based on local customs and preferences. For example, we have launched marketing campaigns in Japan during cherry blossom seasons. More recently, in the first half of 2023, we organized a series of online marketing campaigns, such as “Say Hi to Super Tasty Adventures,” to promote our new menu items in Singapore, Thailand and Malaysia. We also held live streaming events on TikTok to promote our restaurants in Malaysia and Indonesia.
Technologies
We seek to distinguish ourselves in the restaurant industry by implementing advanced information technology to support our development. To this end, we have implemented a set of management information systems to not only enhance our guest experience but also improve the efficiency of operations. Details of our key technology applications are set forth below:
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Automated ordering.   All orders at our restaurants are placed on tablet computers. This expedites service and enables our management to collect and analyze consumption behavior, spending and inventory data on a timely basis. This system also allows us to track ordering history and recommend dishes to members based on their consumption behavior.

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Automatic busser.   We have developed and applied automatic busser equipment in our restaurants. These automatic bussers can automatically deliver dishes to each table, which significantly improve our operation efficiency.

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Immersive dining.   We opened two tech-forward restaurants in Singapore, which use architectural lighting, audio and visual technologies to create a full-sensory immersive dining experience.

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Customized flavors.   We adopted technology that would automate the preparation of soup bases and customize the depth of flavors, such as spiciness, oiliness, richness and thickness based on personal preferences. Our guests will be able to create his/her own personalized soup base. The unique choices of each guest are stored in our membership system and can be automatically ordered the next time he/she visits. Further, as some local guests have a lower tolerance for spicy food, our customized flavor technology enables them to adjust the spiciness of their Sichuan-style soup bases, making our restaurants more appealing to local guests.

Competition
Currently, the international market for Chinese cuisine restaurants is very fragmented, with approximately 700,000 restaurants internationally. We ranked third among all the Chinese cuisine restaurant brands in the international market in terms of 2022 revenue. In addition, we were the largest China-originated Chinese cuisine restaurant brand in the international market in terms of 2022 revenue. We primarily compete with other chain and single-store restaurants with respect to food quality and consistency, brand reputation, value for money, ambiance, service, location, supply of quality food ingredients and availability of trained employees.
Environmental Social and Corporate Governance (“ESG”)
We are committed to building a lasting brand, and we believe our long-term success rests on our ability to make positive impact on the environment and society. Adhering to the concept of sustainable development on an ongoing basis, we have implemented and continue to improve sustainable development and ESG management by developing an ESG management mechanism involving collaborations at all levels within our company and actively communicating with stakeholders.
We are committed to integrating sustainable development concepts into our daily operations. We have taken the following environmental sustainability and social responsibility initiatives.
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Energy saving and green operation.   We proactively monitor information relating to pollutant emissions to avoid energy waste. As such, we have established an air-conditioning and mechanical ventilation system to automatically determine the real-time business status of the restaurant, realize intelligent linkage control and supply the appropriate volume of fresh air. We have implemented an intelligent kitchen management system (“IKMS”) in certain restaurants in Singapore. The IKMS can collect and analyze the data collected from the kitchen and offer real-time monitoring of the overall operating status, such as production, inventory and shelf life. We also plan to implement an energy management system (“EMS”) in certain restaurants. The EMS system can monitor the use of electricity in our restaurants. Through these intelligent systems, we can significantly reduce waste and save energy at our restaurants. In addition, we will continue to deepen the concept of green operation, actively promote energy conservation and consumption reduction, and pursue efficient operation.

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Anti-food waste project.   In most of our restaurants, we allow our guests to order half-portion dishes to promote awareness of food waste, while ensuring the diversity of food that our guests can enjoy. In addition, we also launched combo meals for individual guests in certain restaurants. Further, we have implemented advanced stock tracking and inventory management system to avoid raw materials waste.

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Nutritious meals.   Our broad menu allows guests to enjoy balanced meals consisting of proteins, vegetables, grains and other nutritious ingredients. In addition, we have formed product development teams to regularly introduce localized menu offerings that promote a healthy diet.

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Controlling usage of food additives and other chemicals.   Our suppliers are required to provide information on the use of food additives and other chemicals in their products in accordance with local laws and regulations. We also adopt strict rules for procurement, storage, inventory management and usage of food additives and other chemicals at our restaurants. Our food quality specialists conduct daily food safety inspections to ensure food quality and safety.

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Workforce diversity.   We are committed to providing diverse and equal employment opportunities to our employees. As of June 30, 2023, approximately 50% of our total employees were females. We will continue to adhere to a fair, transparent and sound employee recruitment and management system and promote diversity in our workforce.

Intellectual Property
On December 12, 2022, we entered into a trademark license agreement with Sichuan Haidilao Catering Co., Ltd. (“Sichuan Haidilao”), a limited liability company established in the PRC and controlled by Mr. Yong Zhang, our largest shareholder. Pursuant to this agreement, Sichuan Haidilao agrees to license to our company certain trademarks registered by Sichuan Haidilao, including Haidilao (“海底撈”), in all the jurisdictions in which we operate on an exclusive and royalty-free basis for a perpetual term, to the extent permissible under the Hong Kong Listing Rules and relevant laws and regulations. As of June 30, 2023, 369 trademarks were licensed to us under this agreement.

In addition, a number of proprietary know-how and trade secrets are also of significant importance to our operations, including the recipes for certain food ingredients and soup bases. We protect such intellectual property by relying on the protection afforded under applicable trade secret laws, implementing intellectual property management policies, installing secure information technology systems and entering into confidentiality arrangements with employees and third parties who may have access to our proprietary know-how and trade secrets. Our product development department is responsible for management of all of our recipes.
Employees
We value our employees and believe high quality guest service comes from happy employees. We endeavor to manage and motivate our employees in order to maximize the working proceeds through constant training programs, competitive compensation package and clear promotion scheme. As of June 30, 2023, we had a total of 10,938 full-time and part-time employees. The table below sets forth our employees by function as of June 30, 2023.
By Function	Number of Employees
Headquarters, senior regional managers and administrative staff	562
Managerial restaurant staff	320
Kitchen staff	4,042
Waiting staff	4,345
Reception staff	611
Others(1)	1,058
Total	10,938

Note:
(1)
Primarily including midnight restaurant staff and restaurant staff responsible for food delivery.

We have always striven to provide employees with comprehensive social benefits, a diverse work environment and a wide range of career development opportunities. We are committed to providing a safe and healthy workplace, which is backed by strict policies and systematic training. In addition, we are committed to establishing competitive and fair remuneration. In order to effectively motivate our staff, we continually refine our remuneration and incentive policies through market research. We typically enter into employment contracts with all of our employees and make contributions to the social security or pension plans in accordance with local regulatory requirements in different countries. We provide on-board trainings and various career development trainings for our employees to familiarize them with our culture, philosophy and service procedure. For our restaurant staff relocated to a new country, we provide dormitories as well as trainings to help them settle down. We maintain a good working relationship with our employees, and we have not experienced any material labor disputes.
Properties
Our company’s headquarters are located in Singapore. We occupy certain properties for the use of restaurants, warehouses and offices. As of June 30, 2023, we leased over 140 properties with a total gross floor area of over 109,400 square meters for our restaurants in countries where we currently have or plan to open restaurants. For our restaurants, we enter into lease agreements with lease periods ranging from three to fifteen years with an option for renewal as we believe this will enable us to secure more favorable lease terms and ensure that our restaurant can be operated in a stable and consistent manner.
Insurance
We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased insurance covering key aspects of our operations, such as property insurance. We do not maintain business interruption insurance, malpractice liability insurance or key-man life insurance. We consider our insurance coverage to be adequate for our business and in line with the industry norm in the countries in which we operate.
Compliance
As an international restaurant brand, we are subject to extensive government regulations, including those relating to, among others, public health and safety, zoning and fire codes, and franchising. Failure to obtain or retain food or other licenses and registrations or exemptions would adversely affect the operations of our restaurants. For a discussion of the major government regulations that we are subject to, see “Regulations.”
Legal Proceedings
From time to time, we may be involved in various claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of any pending claims and legal actions will have a material adverse effect on our financial position, results of operations, liquidity and capital resources.

REGULATION
This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations, namely Singapore, the United States, Malaysia and Vietnam.
SINGAPORE LAWS AND REGULATIONS
License, Registration and Permits
Appointed under section 3 of the Sale of Food Act 1973 (the “SFA”), the Singapore Food Agency (the “Agency”) was formed as a statutory board under the Ministry of Sustainability and the Environment (formerly known as the Ministry of the Environment and Water Resources) (the “MSE”) on April 1, 2019 to oversee food safety and food security in Singapore. The establishment of the Agency brought together food-related functions that used to be carried out by three separate arms (being the former Agri-Food & Veterinary Authority of Singapore, the National Environment Agency and the Health Science Authority) under one single entity. Under section 5 of the Singapore Food Agency Act 2019, the Agency’s functions include, amongst others, the regulation of businesses engaged in the handling or supply of food so as to minimize food safety risks and the accreditation of persons in the food industry.
Non-Retail Food Business Regulatory Requirements
As part of the Agency’s food safety system pipeline, (i) establishments where food is manufactured, processed, prepared or packed for the purpose of distribution to wholesalers and retailers; (ii) cold stores that are used for the storage of meat and/or fish products and (iii) slaughterhouses for slaughtering of animals such as poultry, are required to obtain a licence issued by the Agency in order to operate in Singapore.
Pursuant to section 21 of the SFA, “a person must not carry on a non-retail food business except in accordance with a licence issued to the person by the Director-General under this Part.” In this regard, “non-retail food business” is defined under section 2F of the SFA and includes, amongst others, “central kitchens supplying food prepared, cooked and packed for the purpose of distribution to retail food businesses.” Failure to comply with the requirements under this section 21 of the SFA is an offence and pursuant to section 24(1) of the SFA, such person may be arrested without a warrant by any police officer or authorized officer and taken before a Magistrate’s Court in Singapore.
In relation to the central kitchen operations (as defined above) carried out, pursuant to section 12 of the Wholesome Meat and Fish Act 1999 (the “WMF”), “[a] person must not use any premises or permit any premises to be used as a processing establishment or a cold store except under and in accordance with the conditions of a licence granted by the Director-General.” Pursuant to section 12(2) of the WMF, a person who uses any premises as a processing establishment or a cold store without a licence, upon conviction, may be liable to a fine not exceeding SGD10,000 or to imprisonment for a term not exceeding twelve (12) months or to both. A licence is also required where:
(a)   fresh fruit or vegetable is imported for sale, supply, distribution or transshipment pursuant to section 7 of the Control of Plants Act 1993 (the “CPA”) (failing which it is an offence liable on conviction to a fine not exceeding SGD10,000 or to imprisonment for a term not exceeding three (3) years or to both); and
(b)   meat products and fish products are imported, exported or transshipped pursuant to section 5(1) of the WMF or imported for sale, supply or distribution in Singapore pursuant to section 6(1) of the WMF (failing which it is an offence liable on conviction to a fine of up to SGD100,000 or to imprisonment for a term not exceeding three (3) years or to both, depending on the nature of the offence).
(each a “Product Licence,” collectively, the “Product Licences”)
Further, pursuant regulation 14 of the Food Regulations (enacted pursuant to section 56(1) of the SFA), “No person shall import any food that has not been registered with the Director-General.” Regulation 14(2) of the Food Regulations clarifies that any imported food is deemed registered if it is imported under a permit to import issued pursuant to the Regulations of Imports and Exports Regulations with the required particulars (including but not limited to the product description and country of origin of the product) approved to the satisfaction of the Agency. Accordingly, registration is also required for traders who import processed food products (being all food products and supplements of food nature) and food appliances are imported into Singapore (“Import Registration”). Documentary proof that the imported products are produced under sanitary conditions in a regulated establishment is required for any Import Registration (in particular in relation to the importation of packaged mineral and drinking water and ice, minimally processed fruits and vegetables, coconut milk and grated coconut etc.). Pursuant to regulation 5 of the Food Regulations, any importation, advertisement, manufacture, sale, consignment or delivery of prepacked food must also bear a label that contains the particulars as provided under the Food Regulations (including but not limited to the common name or a description sufficient to indicate the true nature of the food and the appropriate designation of each ingredient in the case of food consisting of two or more ingredients). In this regard, “prepacked” is defined under regulation 2 of the Food Regulations to mean “packed or made up in advance ready for sale in a wrapper or container.” Accordingly, it is an offence under the Food Regulations to include any written, pictorial or other descriptive matters appearing on or attached to, or supplied or displayed with food (including any advertisements in relation to the same) that includes any claim or suggestion that is false, misleading or deceptive, or is likely to create an erroneous impression regarding the value, merit or safety of the food product so labelled (unless otherwise allowed under the Food Regulations).
Such Product Licences and Import Registration shall be valid for the period as stated on the respective licences or registrations unless it is revoked or renewed upon its expiry. As a general note, the licensee or registered entity is to inform the Agency within fourteen (14) days should there be any changes in relation to the particular of the licensee or registered entity. In addition, for each individual consignment of fresh fruits or vegetables, meat products or fish products and processed food products and food appliances, the licensee or registered entity is required to obtain a permit for such consignment. The import of the consignment must also be carried out in accordance with the conditions of such permit issued and such other requirements as stated under the CPA, WMF, SFA or Food Regulations (as applicable). These conditions generally include the need for the products transhipped to comply with prescribed/sanitary standards and do not include any prohibited substances (e.g. prohibited pesticide residues). A failure to obtain the necessary permits for each consignment is an offence and is punishable under the respective acts.
Empowered by the SFA, the Agency is authorized to inspect all food processing establishments to ensure that the licensees and their food production personnel adhere to good manufacturing practices and implement food safety programs for the safe production of food on such premises.
Material Regulations and Procedures with respect to the operation of retail food shops and food stalls in Singapore
All retail food establishments and food stalls must be licensed in Singapore by the Agency in order to operate. In this regard, section 2 of the Environmental Public Health Act 1987 (the “EPHA”) defines “food establishment” to mean any place or any premise or part thereof used for the sale, or for the preparation or manufacture for sale, or for the storage or packing for sale, of food, whether cooked or not, intended for human consumption.
Pursuant to section 32 of the EPHA, “A person must not operate or use or knowingly permit a food establishment to be used for any of the purposes specified in the First Schedule without first obtaining a licence from the Director-General, Food Administration.” In this regard, paragraph 1 of the First Schedule of the EPHA includes a retail food establishment, which is defined as a place “where food is sold wholly by retail (whether or not the food sold is also prepared, stored or packed for sale or consumed at such premises), including (a) an eating establishment, such as a restaurant.” Section 33 of the EPHA also requires that any person who “hawk, sell or expose for sale any food or goods of any kind” or “set up or use any stall […] for the purposes of hawking, selling or exposing for sale any food or goods of any kind” in any premises or public place is required to first obtain a licence from the Agency.
Failure to comply with the requirements under section 32 or 33 of the EPHA is an offence and upon conviction, pursuant to section 41A(1) of the EPHA, such person shall be liable to a fine of up to SGD10,000 and, where the person is a repeated offender, a fine of up to SGD20,000 or to imprisonment for a term not exceeding three (3) months or to both (depending on the nature of the offence). In particular, regulation 5(1) of the Environmental Public Health (Food Hygiene) Regulations (the “EPH Regulations”) states that “Every licensee shall use the licensed premises only for the purpose for which the licence is granted.” Further, pursuant to regulation 6(2) of the EPH Regulations, “A licensee who is permitted to carry out food catering shall insert his licence number in all advertisements relating to his food catering business.” Amongst others, it has been emphasized by the Agency that all food establishment operators are required to renew their licence before the licence expiry date should they wish to continue with the business operations. Operators are reminded that they will be required to submit a new licence application and stop operations until they have obtained a new licence. Operators who continue to operate without a valid licence (i.e., expired licence) will constitute an offence under the EPHA and may be liable, on conviction, to a fine not exceeding SGD10,000.
Specific Licenses and Registration in relation to the operations of a Restaurant in Singapore
For the supply of liquor, pursuant to section 4(1) of the Liquor Control (Supply and Consumption) Act 2015 (the “LCA”), “a person must not supply any liquor unless the person is authorized by a liquor licence to supply the liquor.” In this regard, “supply” is defined under section 2 of the LCA to include, amongst others, to sell, offer or agree to sell, barter or exchange the liquor (whether the reward or consideration is received or to be received by the supplier specifically for the liquor or as part of services or other goods sold, bartered or exchanged) or to serve, send, forward or deliver the liquor in connection with sale, barter or exchange and includes causing or permitting to be supplied.
Section 5(1) of the LCA provides that, “where licensed premises are specified in the liquor licence of a licensee, the licensee must not supply any liquor except at those licensed premises.” Failure to comply with this section 5(1) is an offence and shall, on conviction, be subject to a fine not exceeding SGD10,000. Further, section 6(1) of the LCA also provides that the supply of alcohol is only permitted, amongst such other conditions, during the trading hours specified in the liquor licence. It is an offence under the LCA for a person to supply liquor without a valid licence, and pursuant to section 4(3) of the LCA, such person may, on conviction, be subject to a fine not exceeding SGD20,000 and a repeated offender may be subject to a fine not exceeding SGD20,000 or to imprisonment for a term not exceeding three (3) months or to both. Notably, pursuant to section 32(1) of the LCA, any offence under the LCA by a body corporate may also result in the officer-in-charge (e.g. licence holder) being charged and tried in the same manner as the body corporate, if such offence is committed with the officer’s consent or is attributable to his/her act or default.
Laws and Regulations on Food Safety and Environment Matters
Food Safety
1.   General Requirements under the SFA and the Food Regulations
Pursuant to section 56 of the SFA, the minister may make regulations on, amongst others, (a) prescribing the standard of strength, weight, quality or quantity of any food or of any ingredient or component part thereof; (b) prohibiting the addition or use of any specified thing or of more than the specified quantity or proportion thereof to any food or food contact article; (c) regulate the identification and labelling of food or food contact articles for sale, including specifying the matter that must or must not be contained in any such label and the manner of labelling; (d) set out standards for the maintenance, cleanliness, sanitation and hygiene of premises at which a non-retail food business is carried out; or (e) set out requirements that apply to imported food or food contact articles to ensure that the food or food contact article is safe and suitable and to support a secure and reliable supply of imported food in Singapore, including keeping of records in relation to the source or traceability and handling of the food or food contact article imported.
In relation to the above, the Food Regulations enacted pursuant to section 56(1) of the SFA sets out general requirements, amongst others, in relation to (i) labelling of products; (ii) restrictions against importation and manufacturing of food articles containing regulated food additives; and (iii) restrictions against the importation and sale of products containing such prohibited incidental constituents. Part IV of the Food Regulations also specifically sets out the standards and particular labelling requirements for different categories of food products. A person who fails to comply with the requirements under the Food Regulations shall, upon conviction, be liable to a fine not exceeding SGD1,000 and in the case of a second or subsequent conviction, to a fine not exceeding SGD2,000.

2.   General Food Hygiene Requirements under the Sale of Food (Food Establishments) Regulations
Further, the Sale of Food (Food Establishments) Regulations (the “SFA Regulations”) sets out general food hygiene requirements in relation to (i) the storage of food, (ii) the packaging of food, (iii) the transportation of food, and (iv) personal cleanliness for those engaged in the preparation of food. With regards to point (iii) above (the transportation of food), pursuant to regulation 10 of the SFA Regulations, every licensee is required to ensure that during transportation, food is “protected from any likelihood of contamination” and “kept under a suitable temperature so a snot to affect its wholesomeness and safety.” The same is also provided under section 23(1) of the SFA, which provides, inter alia, that the surface of any vehicle used to transport food which the food is likely to come into contact must be kept in a state of cleanliness, good order and condition so as to prevent any risk of contamination of the food. A licensee who contravenes the regulations under the SFA Regulations shall be guilty of an offence and shall be liable, on conviction, to a fine not exceeding SGD5,000 and, in the case of a continuing offence, to a further fine not exceeding SGD100 for every day or part thereof during which the offence continues after conviction.
3.   General Food Hygiene Regulations under the Environmental Public Health (Food Hygiene Regulations)
Similarly, Part III of the Environmental Public Health (Food Hygiene) Regulations (which is enacted pursuant to section 111 of the EPHA) (the “EPHA Regulations”) also sets out general food hygiene standards that licensees (i.e. food establishment licensees) have to adhere to generally. Amongst others, these include storage and refrigeration of food requirements and time-stamping requirements. On this note, failure of a licensee to comply with the requirements under the EPHA Regulations, shall upon conviction, be liable to a fine not exceeding SGD2,000 and in the case of a continuing offence, to a further fine of not exceeding SGD100 for every day or part thereof during which the offence continues after conviction. Notwithstanding, this may also affect the licensing and renewal (if any) of the licensee’s licence granted under the EPHA.
4.   Food Processing and Food Handling
All food processing establishments, cold stores and slaughterhouses must comply with the WFA, SFA and the Conditions of Licensing for Food Establishments prescribed by the Agency dated September 2010. Food handlers (e.g. chefs, cooks and kitchen assistants) working in food retail establishments must complete the WSQ Food Safety Course Level 1 certification and thereafter, be registered with the Agency. Such persons is also required to attend and complete a refresher course training every five (5) years starting from the date of first obtaining the Food Safety Course Level 1 certification. In this regard, regulation 10 of the EPHA Regulations requires that any employee or assistant of a licensee who is engaged in the sale or preparation of any food must be registered with the Agency. Further, pursuant to regulation 10A of the EPHA Regulations, licensees are also required to appoint a senior staff member to be trained as a Food Hygiene Officer, who must also be registered with the Agency. The appointed Food Hygiene Officer is required to attend such course (including refresher course) as is required by the Agency.
5.   Points Demerit System
The Agency imposes a Points Demerit System whereby demerit points are given for each public health offence that is convicted in court or compounded, depending on severity, ranging from 0 demerit points for minor offences, 4 demerit points for major offences, to 6 demerit points for serious offences. Pursuant to section 99 of the EPHA, food establishments which accumulate twelve (12) or more demerit points within any twelve (12) month period may have its license to operate suspended for a certain period or be revoked, depending on past suspension records.
6.   Grading Scheme for Licensed Eating Establishments and Food Stalls
The Agency also conducts annual on-site audit assessments on Agency-licensed local food establishments to determine their grading status and provide on-site advice to help them improve and upgrade their premises. All licensed food establishments (including cold stores, slaughterhouses and food processing establishments) in Singapore are categorized into four (4) grades (A being excellent to D being pass). Each food establishment will be graded annually based on its food hygiene and food safety standards before its licence expires. The grade awarded will encourage the establishment to strive for better grades and seek improvement in food hygiene and safety standards. The areas of audit assessment of food establishments include (but are not limited to) general cleanliness and housekeeping of premises, food storage, food processing equipment and facilities, food hygiene training and documentation.
From July 2025 onwards, a new food safety licensing framework, the Safety Assurance for Food Establishments (the “SAFE”), will replace the current annual grading scheme. Under the SAFE framework, food establishments will be awarded Bronze, Silver or Gold, which corresponds each with a three (3), five (5), or ten (10) year license duration. Food establishments will be assessed based on their track records, such as having no major food safety lapses over a specific period, as well as being able to put in place systems to strengthen food safety assurance.
7.   The Environmental Sanitation Regime for selected retail foodshops
Commencing from July 30, 2021, baseline environmental sanitation (“ES”) standards are mandatory for specified premises, which includes, amongst others, food courts and canteens, schools and specified shopping malls. This includes canteens that hold specific Agency issued Foodshop licences. Such licensees are required to implement the ES standards and develop an ES program for their premises and to oversee its implementation. The ES program must be submitted to the National Environment Agency (“NEA”) within one (1) month from the implementation of the ES regime for the sector or upon the commencement of operations for new specified premises. The ES program is required to adhere to the baseline standards developed by the ES Technical Committee convened under the NEA, which includes, amongst others, implementing minimum routine cleaning and disinfection frequencies and carrying out yearly maintenance of surfaces or fixtures. Such selected retail foodshops are expected to ensure that premises are clean and relatively free of visible litter, stain, environmental waste, spillage and soilage.
Public Health and Environmental Matters
8.
Code of Practice on Environmental Health (2021 Edition) (the “COPEH”)

Issued by the NEA, the COPEH provides the guidelines to address environmental health concerns in the design of buildings. The COPEH sets out the objectives to be met and stipulates the minimum basic design criteria. Specifically, section 3 of the COPEH sets out design criteria relating to the ventilation, ducting and kitchen exhaust systems for foodshops at building plan and pre-operation (pre-licensing) stages which should be complied with when the companies are renovating leased properties for the operation of the restaurant business.
Separately, pursuant to section 26 of the Fire Safety Act 1993 (the “FSA”), it is an offence if “the owner or occupier causes, or does or omits to do anything that is likely to cause, a specified fire hazard to arise at the building.” Section 2 of the FSA defines a “specified fire hazard” to include, amongst others “the obstruction of escape routes, passageways, common property or limited common property of the building such as might render escape in the event of fire more difficult.”
9.   COVID-19 Pandemic
In light of the COVID-19 Pandemic, organizations are required to adhere to additional requirements stipulated under the COVID-19 (Temporary Measures) (Control Order) Regulations 2020 and any other applicable laws that may be promulgated during the pandemic period from time to time. In this regard, amongst others, the Agency has put in place new requirements to all personnel engaged in the sale and preparation for sale of food and drinks, such as the requirement to wear masks or other forms of physical barrier. On January 29, 2020, in response to the growing COVID-19 pandemic situation in Singapore, the Agency issued the “Sanitation and Hygiene Advisory for Food Establishments” (last revised on September 24 , 2021), which sets out good practices recommended collectively by the Agency and the NEA relating to personal hygiene, food hygiene, housekeeping or refuse management, toilets and pest control. These practices recommended continue to be applicable today.
Since April 13, 2020, the requirement for all personnel engaged in the sale and preparation for sale of food and drinks to wear masks or other forms of physical barrier was introduced as a new licensing condition. Both new licence applicants and existing licence holders are required to adhere to this condition, failing which they shall be liable for a penalty of up to SGD5,000 and/or suspension/cancellation of their licence.

Further, with regards to dining and restaurant operations, all of food and beverage venues should take guidance from the advisory issued relating to Safe Management Measures dated April 26, 2022 (updated as of October 17, 2022).
Labor, Employment & Work Safety
Employment Act 1968
The Employment Act 1968 of Singapore (“EA”) is administered by the Ministry of Manpower (“MOM”) and stipulates the rights and obligations of employers and employees. As a general note, the EA covers every employee who is under a contract of service with an employer, including workman (Part IV of the EA). Specifically, section 2 of the EA defines an “employee” to mean “a person who has entered into or works under a contract of service with an employer and includes a workman.” Notably, since April 1, 2019, managers and executives with a monthly basic salary of more than SGD4,500 are also covered under the EA. In particular, not all parts of the EA are applicable to every employee or employer who comes within the definition of an employee (as highlighted above). In this regard, Part IV of the EA sets out rest days, hours of work, holidays and other conditions of service that apply only in relation to:
(a)   workman who is in receipt of a salary not exceeding SGD4,500 a month; and
(b)   every employee (other than a workman or a person employed in a managerial or an executive position) who receives a salary not exceeding SGD2,600 a month.
(in both instances, excluding overtime payments, bonus payments, annual wage supplements, productivity incentive payments and any allowance however described)
The EA also provides for regulations relating to (i) the minimum number of days of annual leave, (ii) paid public holidays and sick leave, and (iii) statutory protection against wrongful dismissal, for all employees covered under the EA. To this end, the leave entitlements under Part 10 of the EA are mandatory for any employee that falls within the scope of the EA. Section 90 of the EA provides that where an employer employs any person as an employee contrary to the provisions of Part 10 or fails to pay any salary in accordance with the provisions of Part 10 shall be guilty of an offence and shall be liable on first conviction to a fine not exceeding SGD5,000.
Employment of Foreign Manpower Act 1990
Together with the Immigration Act 1959 and the Employment Agencies Act 1958, the employment of foreign employees in Singapore is governed and regulated by the Employment of Foreign Manpower Act 1990 (the “EFMA”) and its subsidiary regulations, which are also administered by the MOM. Specifically, the EFMA regulates and protects the well-being of foreign workers in Singapore and sets out the responsibilities of employers who employ such foreign workers. In this regard, section 5(1) of EMFA states that an employer “must not employ a foreign employee unless the foreign employee has a valid work pass.” Any employer who employs a foreign employee without a valid work pass shall be guilty of an offence and shall, on conviction, be liable to a fine of at least SGD5,000 and not more than SGD30,000 or to imprisonment for a term not exceeding twelve (12) months or to both.
In this regard, a “foreign employee” is defined under section 2 of the EMFA to include, amongst others, “any foreigner, other than a self-employed foreigner, who seeks or is offered employment in Singapore.” Further, section 5(3) of the EFMA specifically states that the employment of a foreign employee must be in accordance with the conditions of his or her work pass, failing which such employer shall be guilty of an offence and shall be liable on conviction to a fine not exceeding SGD10,000. Employers are also required to comply with the conditions stipulated under the Employment of Foreign Manpower (Work Passes) Regulations 2012 for each specific work pass type. This includes, amongst others, the requirement to purchase and maintain medical insurance coverage with a limit of at least SGD60,000 for the total amount of claims for medical costs of a foreign employee’s in-patient and day surgery per 12-month period of the foreign employee’s employment for work permit and S-pass holders.

Foreign Worker Quota and Levy
To employ migrant workers for the services sector, a company is required to meet specific requirements relating to business activity, worker’s source country or region, quota and levy. The number of work permit holders that a company can hire is limited by a quota and subject to a levy. Introduced by the government to regulate the foreign manpower numbers in Singapore, the employer is required to pay foreign worker levy (the “FWL”) in relation to its employees holding a work permit or S pass. The amount of FWL to be paid for each such worker is determined by the sector the employer/company belongs to, and the educational qualifications and skills of the specific employee. In general, based on the latest guidelines by the Ministry of Manpower (last updated September 1, 2023), the formula for the maximum number of foreign workers that would apply to businesses falling under the “services” sector (including restaurants and approved food establishments) is multiplying the Local Qualifying Salary (the “LQS”) count (i.e., the number of local workers who can be used to calculate the work permit and S-pass quota entitlement) by 0.538462. The LQS count is based on the average of 3 months’ CPF (as defined below) contributions. Presently, the LQS is SGD1,400 (i.e., a local worker who earns at least SGD1,400 per month is considered one (1) local worker whilst a local worker earning at least SGD700 but below SGD1,400 is considered a half (0.5) local worker). From September 1, 2022 onwards, companies who employ foreign workers are required to pay progressive wages (“PW”) to local workers covered by relevant sectoral or occupational PWs (for example, amongst others, cleaning, security and landscape maintenance sectors) and at least the LQS to all other local workers (full time or part-time workers). Specifically, the Progressive Wage Model for Food Services Sector (which covers full-time or part-time food services employees on a contract of service, working in a premise that has the Agency issued Food Retail or Food Processing (Central Kitchen) license) came into effect from March 1 , 2023.
Central Provident Fund
The central provident fund (the “CPF”) is a mandatory social security savings scheme funded by contributions from employers and employees (Singapore Citizens and permanent residents only) and is considered a key pillar in Singapore’s social security system to meet the retirement, housing and healthcare needs of Singapore Citizens and Permanent Residents. The rate of contribution into CPF is dependent on the age of the employee and can range from 12.5% to 37% of one’s monthly wages and is as set out in the First Schedule of the Central Provident Fund Act 1953 (the “CPF Act”). Specifically, section 9 of the CPF Act provides that where an employer fails to make the necessary contributions in respect of any month when due, the employer is liable to pay interest on the amount for every day the amount remains unpaid at a rate of 1.5% per month or the sum of SGD5, whichever greater.
Workplace Safety and Health Act
Section 12 of the Workplace Safety and Health Act 2006 (the “WSHA”) requires every employer to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of the employer’s employees at work, including, amongst others, providing and maintaining for the employees a work environment which is safe, without risk to health, and adequate as regards facilities and arrangements for their welfare at work and ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by the employees.
Pursuant to section 24(1) of the Work Injury Compensation Act 2019 (the “WICA”), every employer is required to “insure and maintain insurance under one or more approved policies with one or more designated insurers against all liabilities that the employer may incur under this Act in respect of every employee of the employer” (such insurance known as the “Work Injury Compensation Insurance”). Such liability includes personal injury suffered by an employee by an accident arising out of and in the course of his/her employment. Notably, section 24(2)(a) of the WICA read with Paragraph 1 of the Second Schedule of the Work Injury Compensation (Insurance) Regulations 2020 notes that Work Injury Compensation Insurance is mandated only for any employee doing manual work (regardless of salary level) and all employees doing non-manual work, earning a salary of SGD2,600 or less a month (excluding any overtime pay, bonus pay, annual wage supplement, productivity incentive payment or allowance).

Laws & Regulations in relation to Taxes
Corporate Income Tax
Companies (whether resident or non-resident) that carry on a business in Singapore are taxed on (i) their Singapore-sourced income when it arises and (ii) on foreign-sourced income when it is remitted or deemed remitted to Singapore. Under the Income Tax Act 1947 (the “ITA”), the prevailing corporate income tax rate is 17%, and a company’s statutory income (for the purposes of determining assessable and chargeable income) is based on the full amount of its income for the year preceding the year of assessment (the “YA”). For the avoidance of doubt, a “year of assessment” refers to a period of twelve (12) months between January 1 and December 31 of a given year.
1.   Tax incentives
Under section 43(1) of the ITA, every company will be taxed at the rate of 17% of chargeable income for each YA unless, amongst others, a company falls under (a) the partial tax exemption in section 43(6) of the ITA applicable to all companies save for Qualifying Companies (the “Partial Tax Exemption”); or (b) the tax exemption for “qualifying company[ies]” in section 43(6C) of the ITA (the “Qualifying Company[ies]”) in their first three YAs, provided such YAs fall on or after YA 2008 (the “Qualifying Company Tax Exemption”).
Under the Partial Tax Exemption, a company is subject to the tax rate of 17% under section 43(1) of the ITA, save that for YA 2008 to 2019, for every dollar of the first SGD10,000 of chargeable income, only 25% is chargeable with tax and every dollar of the next SGD290,000 of chargeable income, only 50% is chargeable with tax. For YA 2020 and subsequent YAs, for every dollar of the first SGD10,000 of the chargeable income, only 25% is chargeable with tax, and for every dollar of the next SGD190,000 of the chargeable income, only 50% is chargeable with tax.
Under the Qualifying Company Tax Exemption, a Qualifying Company in its first three (3) YAs (each a “Qualifying YA”) which fall after YA 2008, is subject to the tax rate of 17% under section 43(1) of the ITA, save that for YA 2008 to 2019, every dollar of the first SGD100,000 of chargeable income is exempted from tax and every dollar of the next SGD200,000 of chargeable income, only 50% is chargeable. For YA 2020 and subsequent YAs, only 25% of every dollar of its first SGD100,000 of chargeable income for a Qualifying YA is exempt from tax, and only 50% of every dollar of its next SGD100,000 of chargeable income for that Qualifying YA is chargeable with tax.
2.   Tax Exemption
Generally, foreign income derived from outside Singapore is taxable in Singapore when remitted to and received in Singapore. Such foreign income may thus be taxed twice — once in the foreign jurisdiction and a second time in Singapore. However, certain tax reliefs are provided to alleviate any double taxation suffered in Singapore. Specifically, in relation to foreign-sourced dividends, foreign branch profits and foreign-sourced income, section 13(8) of the ITA provides that, amongst others, (i) any dividend derived from any territory outside Singapore; or (ii) any profit derived from any trade or business carried on by a branch in any territory outside Singapore of a company resident in Singapore, that is received by any person, not being an individual or resident in Singapore, is exempt from tax, provided that, amongst others: (a) the income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which the income is received; (b) at the time the income is received in Singapore by the person resident in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%; and (c) the Comptroller is satisfied that the tax exemption would be beneficial to the person resident in Singapore.
3.   Withholding tax
Singapore withholding tax (known as tax deduction at source in other countries) refers to the tax withheld and paid to the Inland Revenue Authority of Singapore (the “IRAS”), when a Singapore company or individual pays a non-resident payment for services of specific natures performed in Singapore. Provided for under sections 45A to 45H of the ITA, such payments include, amongst others, (i) interests, commissions or fees in connection with any loan or indebtedness; (ii) royalties or other payments for the use of or the right to use any movable property; or (iii) rent or other payment for the use of any movable property, amongst others, is subject to withholding tax when paid to non-resident companies. The rate of withholding tax is dependent on the nature of the payment. For example, payments to non-resident company director are subject to 24% withholding tax. This applies to all forms of income (salary, bonus, director’s fees, accommodation, gains from stocks and shares, and other payments). However, where such payment is made to Singapore branches of non-resident company, withholding tax is waived.
Goods and Services Tax
Goods and Services Tax (the “GST”) is a broad-based consumption tax levied on the import of goods (collected by the Singapore Customs), as well as nearly all supplies of goods and services in Singapore. This is similar to Value-Added Tax (the “VAT”) in other jurisdictions. Under section 8(1) of the Goods and Services Tax Act 1993 (the “GST Act”), a person (i.e. business) who is or is required to be registered under section 9 of the GST Act is required, pursuant to section 16 of the GST Act) to charge GST of: (a) 7% from July 1, 2007 to December 31, 2022 (both dates inclusive); (ii) 8% from January 1, 2023 to December 31, 2023 (both dates inclusive); and (iii) 9% from and including January 1, 2024, on any taxable supply made by it in the course or furtherance of any business carried on by it. Such persons required to be registered are as set out in Paragraph 1 of the First Schedule of the GST Act, including (i) business whose total value of all its taxable supplies made in Singapore, at the end of any quarter the last day of which is a day before January 1, 2019, and immediately preceding three quarters or calendar year respectively has exceeded SGD1 million; or (ii) at the end of the year 2019 or a subsequent calendar year, the total value of all of (a) the taxable supplies made in Singapore and (b) if the subsequent calendar year is 2022 or later, the taxable supplies in Singapore under paragraph 3(2)(b)(ii) and (3A) of the Seventh Schedule of the GST Act in that calendar year, has exceeded SGD1 million.
Section 61 of the GST Act provides that where a person fails to apply for registration as required by the First Schedule of the GST Act, such persons shall be guilty of an offence and shall on conviction, (a) pay a penalty equal to 10% of the tax due in respect of each year or part thereof beginning on the date on which the person is required to make the notification or to apply for registration, as the case may be; (b) be liable to a fine not exceeding SGD10,000; and (c) be liable to a further penalty of SGD50 for every day during which the offence continues after conviction. As a registered person under the GST Act, a company is further required to file accurate GST returns and pay the tax due in a timely manner.
Under the GST Act, GST may be payable on a transfer of assets in a business sale or under an amalgamation. However, pursuant to section 34A(1) of the GST Act, if the corporate reorganization involves the transfer of business (as a whole or part thereof) as a going concern, such a transaction is treated as neither a supply of goods nor a supply of services. Simply put, such a transfer would not be subject to GST.
Dividend Distribution
Singapore has adopted a one-tier corporate tax system pursuant to which tax paid by a Singapore resident company on its corporate profits is a final tax. Dividends payable by a Singapore resident company to its shareholders are exempt from Singapore income tax in the hands of the shareholders. There is also no withholding tax on such dividend payments on both resident and non-resident shareholders.
For completeness, section 403(1) of the Companies Act 1967 provides that no dividend is payable to the shareholders of any company except out of the profits available for distribution. This may further be subject to the company’s constitution or shareholders’ agreement (if any). In this regard, section 403(2) of the Companies Act further provides that every director or chief executive officer of a company who willfully pays or permits to be paid any dividend in contravention of this section, upon conviction, shall:
(a)   without prejudice to any other liability, be guilty of an offence and shall be liable on conviction to a fine not exceeding SGD5,000 or to imprisonment for a term not exceeding twelve (12) months; and
(b)   also be liable to the creditors of the company for the amount of the debts due by the company to them respectively to the extent by which the dividends so paid have exceeded the profits and such amount may be recovered by the creditors or the liquidator suing on behalf of the creditors.

Transfer Pricing Regulatory Framework
OECD TP Guidelines
The arm’s length principle, which is the international standard for Organization for Economic Co-operation and Development (“OECD”) member countries with respect to transfer pricing, provides broad parity of tax treatment for both associated and independent enterprises. The arm’s length principle requires that transactions with a related party to be made under comparable conditions and circumstances as a transaction with an independent party.
Determining whether arm’s length consideration has been provided in a controlled transaction (i.e., transaction with a related party) is, in theory, achieved by contrasting or comparing the choices made and the outcomes derived by the taxpayer with those that would have resulted from the interaction of the forces of supply and demand in the open market, or from negotiations amongst independent parties in more complex settings. In effect, the arm’s length principle relies upon the open market or the behavior of parties dealing independently as a benchmark. The arm’s length standard is applied by comparing controlled transactions with transactions between independent enterprises which consisted of two steps.
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First by delineating the controlled transaction through identifying the “commercial or financial relations. and economically relevant circumstances attaching to those relations” between the associated enterprises; and

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Second by comparing those conditions and economically relevant circumstances with that of comparable transactions between independent enterprises.

Singapore Transfer Pricing Guidelines (“Singapore TP Guidelines”)
The Singapore TP Guidelines endorse the arm’s length principle as the standard to guide transfer pricing, and provide guidance on how to apply the arm’s length principle to transactions between related parties. In this regard, section 2 of the ITA defines “related parties” as, inter alia, where either party is directly or indirectly controlled by the other party; or where both parties are directly or indirectly controlled by a common person. This guidance on the application of the arm’s length principle remains broadly consistent with the OECD TP Guidelines.
The Singapore TP Guidelines refer to the five internationally accepted transfer pricing methods which are consistent with the OECD TP Guidelines, and state that IRAS has no specific preference for any one method. Instead, the method that produces the most reliable results, taking into account the quality of available data and the degree and accuracy of adjustments, should be chosen. The Singapore TP Guidelines include a recommendation (neither mandatory nor prescriptive) to undertake a three-step approach to apply the arm’s length principle:
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Step 1: Conduct a comparability analysis — When conducting a comparability analysis, all the relevant facts and circumstances relating to the transaction must be considered;

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Step 2: Identify the most appropriate transfer pricing method and tested party — The CUP method is the preferred method for determining the arm’s length pricing for related party loans; and

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Step 3: Determine the arm’s length results — Typically, with respect to related party loans, there are three steps: (i) identify a suitable base reference rate; (ii) calculate the estimated credit rating of the borrower; (iii) once the credit rating is determined, identify comparable benchmarking data to estimate an appropriate/arm’s length interest rate.

Amongst others, section 34D(1)(b) of the ITA enshrines the concept of “arm’s length conditions” as conditions that are “made or imposed between two related parties in their commercial or financial relations (called in this section actual commercial or financial relations) which differ from conditions which would be made or imposed if they were not related parties and dealing independently with one another in comparable circumstances.” In this case, where IRAS is of the opinion that transactions are not at arm’s length, section 34D(1A) of the ITA allows for the comptroller (i.e., IRAS) to make the following adjustments as it deems appropriate to reflect the true price:

(c)   increase the amount of the income of a person for the year of assessment, being such person whose amount of income for a year of assessment that accrued in or is derived from Singapore, or is received in Singapore from outside Singapore, would be greater if arm’s length conditions had been made or imposed;
(d)   reduce the amount of the deduction that may be allowed to a person for the year of assessment, being such person whose amount of deduction that may be allowed would be less if arm’s length conditions had been made or imposed; or
(e)   reduce the amount of the loss of a person for the year of assessment, being such person whose amount of any loss would be less had the arm’s length conditions been made or imposed.
Transfer Pricing Methods
The OECD TP Guidelines and Singapore TP Guidelines set out five internationally accepted methods that establish whether the conditions imposed in the commercial or financial relations between associated enterprises are consistent with the arm’s length principle. The methods are:
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The comparable uncontrolled price method (“CUP method”) — The CUP method, in theory, can be applied to a wide range of cross border associated party dealings including royalties, interest rates, related party services, and prices for tangible products. It can be applied from the perspective of either the provider or the recipient. However, the application of the CUP method in practice is usually limited, except in relation to certain commodity transactions or where internal comparable uncontrolled transactions exist.

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The resale price method (“RP method”) — The RP method is generally regarded as most appropriate for the pricing of product transfers to a marketing or distribution operation which does not add substantially to the product value by physically altering the product or does not contribute valuable intangibles prior to resale. Hence, this method applies from the perspective of purchaser. The RP method may be difficult to apply where, before resale; the products are further processed or incorporated into a more complicated product so that the identity is transformed;

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The cost plus method (“CP method”) — The CP method is generally regarded as most useful where semi-finished goods are transferred between cross border associated parties, where associated parties have concluded joint facility agreements, where associated parties have long-term buy-and-supply arrangements, as well as where the controlled transactions under consideration involve the provision of services. This method would normally be applied from the perspective of the provider of the service;

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The transactional net margin method (“TNMM”) — The TNMM compares the net profit margin from a controlled transaction with the net profit margin derived on an internal or external comparable uncontrolled transaction. The TNMM can be directly or indirectly applied to review a wide range of cross border associated party dealings (including royalties, interest rates, related party services, and tangible products). The TNMM also provides flexibility in application, whether applied to grouped transactions or on a whole-of-entity basis; and

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The transactional profit split method (“PS method”) — The PS method identifies the total profits derived by associated parties from a controlled transaction (or aggregated group of controlled transactions) and then splits those profits between the parties according to the relative economic value of their contributions to the transactions.

UNITED STATES LAWS AND REGULATIONS
License, Registration and Permits
Business License
A business license is a type of legal authorization to operate a business in a city, county, or state. A license may even be required on a federal level. As required by the local government, a general business license must be obtained in the city in which the business is located. For the restaurants operating in the state of California, business license certificate shall be obtained pursuant to the Union City Municipal Code. In respect of the restaurant in the state of New York, it is required to obtain a certificate of authority from the Department of Taxation and Finance subject to the New York Codes, Rules and Regulations. For the restaurants operating in the state of Washington, a business license shall be acquired from the Department of Revenue subject to the Revised Code of Washington.
Alcoholic Beverage License
Some of our business in the United States involve the sale of alcoholic beverage, which need to obtain liquor licenses. In the state of California, subject to the California Alcoholic Beverage Control Act, the restaurants involving the sale of alcoholic beverage need to obtain an alcoholic beverage license from the Department of Alcoholic Beverage Control (the “DABC”) for the state of California. To obtain an alcoholic beverage license, the restaurant must provide information to DABC as needed for the investigation, and pay for the DABC license. The restaurant must meet specific requirements, including not keeping distilled spirits on premises, operating and maintain the restaurant as a bona fide eating place, and making substantial sales of meals during normal meal hours. Furthermore, according to the California Responsible Beverage Service Training Program Act which has come into effect on July 1, 2022, servers and wait staff of alcoholic beverages and their managers shall obtain Responsible Beverage Service Training Program certification. In respect of the restaurant in the state of New York, it is required to obtain a liquor license from New York State Liquor Authority subject to Alcoholic Beverage Control Law of the State of New York. For the restaurant operating in the state of Texas, a beverage certificate shall be acquired from Texas Alcoholic Beverage Commission subject to Texas Alcoholic Beverage Code.
Food Safety and Environment Matters
Food Safety
Employees working in the restaurants may include food handlers who are involved in the preparation, storage, or service of food. Pursuant to the Health and Safety Code of California and its amendments, the food handlers in the restaurants, unless exempt, will be required to obtain a food handler card after taking a food safety training course and passing an assessment. Further, for the restaurants in the state of Washington, all food workers who work with unpackaged food, food equipment or utensils, or with any surface where people put unwrapped food, subject to Chapter 246-217 of Washington Administrative Code, shall take food safety training before handling food served to the public. Food workers who take a food safety training class and pass the State of Washington exam on food safety basics are issued a food worker card.
Health Permit
The restaurants in the United States must obtain a local health permit from the county, as the business involves the preparation, handling or distribution of food. Health permits are typically part of the domain of a county health department.
In some states, businesses that involve contact with the human body will also require health department permits. The restaurants are subject to the inspection of the health department before issuing the permit and will be conducted annual inspections thereafter subject to local policies. In order to obtain and maintain the health permit, the staff have completed their food handler courses, and keep their certification up to date.
Environmental regulatory compliance
The restaurant in the United States is subject to state or local laws and regulations with respect to environmental regulatory compliance. Cooking oil use and kitchen grease management is often regulated on a municipal level. Many states require food service establishments to have grease traps installed and provide proof of regular cleanings from licensed service providers.
Labor, Employment and Working Safety
Statutory Benefits
Under the relevant provisions for general welfare in the United States involving the Social Security Act, Federal Unemployment Tax Act and the Patient Protection and Affordable Care Act, employers are required to provide statutory employee benefits to their employees, including health insurance, social security and medical care, unemployment insurance and disability insurance.
Occupational Safety and Health Act
The United States Occupational Safety and Health Act (the “OSHA”) and the regulations adopted pursuant to OSHA, and similar statutes and regulations adopted by the states that concern occupational health and safety, require employers to, among other things, (i) provide a workplace that is free from serious recognized hazards and complies with applicable safety regulations, (ii) make certain that employees have and use safe tools and equipment, (iii) provide safety training and develop operating procedures that facilitate employee compliance with safety and health requirements, and (iv) keep records of work-related injuries and illnesses. In addition, the OSHA and such regulations, and such state statutes and regulations concerning occupational health and safety, require employers to keep records of hazardous materials that they use or generate and provide such information to employees and the relevant government authorities upon request.
Patient Protection and Affordable Care Act
Under the Patient Protection and Affordable Care Act, employers with 50 or more full-time equivalent employees, must either offer minimum essential health insurance coverage that is “affordable” and that provides “minimum value” to their full-time employees (and their dependents), or potentially make an employer shared responsibility payment to the Internal Revenue Service.
Taxation
Corporate Income Tax
The corporate income tax is levied by federal and state governments on corporations registered in the United States pursuant to subchapter A of the Internal Revenue Code.
Dividend Distribution
According to Sections 1441 and 1442 of the Internal Revenue Code, any dividends and other distributions payable to a non-U.S. holder by a corporation incorporated in the United States will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. In the event that there is no treaty between such non-U.S. Holder’s country (e.g. Singapore) and the United States, the corporation is required to pay tax on the income in the same way and at the same rates shown in the instructions for the applicable U.S. tax return.
Other Material Regulations
Import Tariffs
Goods imported from overseas are generally subject to the United States import duties. The rates of duty are set forth in the Harmonized Tariff Schedule of the United States (the “HTS”) which identifies applicable duties for the universe of imported goods, organized by class and specific articles.
There are a number of provisions of the U.S. trade law which may allow or result in modification of these duties. For instance, Sections 201 through 204 of the Trade Act of 1974 provide the authority and procedures for the United States to take various actions to facilitate a domestic industry’s adjustment to import competition. Under such Sections, if the International Trade Commission determines that an article is being imported in such increased quantities as to threaten domestic producers of similar products, the United States may, among other things, increase or imposes a duty, or a tariff-rate quota.
Product Safety Law
The law of product safety is regulatory law and is governed primarily by the United States Consumer Product Safety Commission (the “CPSC”), an administrative agency of the United States federal government that regulates certain classes of products sold to the public. The CPSC has jurisdiction over the safety and labeling of consumer products pursuant to certain statutes.
Products Liability Law
The United States state law generally imposes liability on all manufacturers and retailers (and parties in the supply chain) for injuries that result from unsafe, defective and dangerous products sold to consumers. The term “product liability” refers to the legal liability of manufacturers and sellers to compensate buyers, users, and even bystanders for damages or injuries suffered because of defects in goods purchased. In addition, the United States laws and regulations (for example, the Consumer Product Safety Improvement Act of 2008) can impose obligations manufacturers and retailers (and parties in the supply chain) to remedy product defects, which can include safety recall campaigns.
Product Liability Law sets out the full range of legal responsibilities of manufacturers, distributors and sellers of products. Parties involved in selling or distributing a product are subject to liability for harm caused by a defect in that product. Generally speaking, any and all entities in the supply chain of a product can potentially be held liable. This includes manufacturers of component parts (at the top of the chain), assembling manufacturers, the wholesalers, and the retail store owners (at the bottom of the chain).
There is no federal Products Liability Law in the United States. As such, each state determines the liability of product designers, manufacturers, distributors and sellers. Several states have passed statutes relating to Products Liability Law but most Products Liability Law is based on common law and is similar in most jurisdictions.
MALAYSIAN LAWS AND REGULATIONS
Business Operations
Local Government Act 1976 (“LGA 1976”)
Under the LGA 1976 and the by-laws of the respective local councils and authorities issued under the LGA 1976 (“By-Laws”), no person shall operate any activity of trade, business and industry or use any place or premises in Malaysia for any activity of trade, business and industry and/or display any signboard without a license issued by the local councils.
As such, the company that is currently occupying various business premises in Malaysia, is required to obtain business/signboard license for each premises it occupied for purposes of its businesses, display the licenses at the premises and produce the licenses upon request. The By-Laws provides for certain requirements which the licensee shall adhere to, amongst others, in relation to the disposal of refuse, effluent and sewage pollution, work safety, fire prevention, cleanliness of the food establishment, requirement to obtain Halal certificate (if applicable) and installation of grease trap in the kitchen.
Pursuant to the LGA 1976 and the By-Laws, any person who operates or occupies a business premises without a license shall be liable to a fine not exceeding RM500 or imprisonment for a term not exceeding 6 months or both. Under the By-Laws, the local councils and authorities also have the rights to order for the closure of any premises if he is satisfied that there has been a breach of any condition or restriction of the license or contravention of any provision of the By-Laws.
Industrial Co-Ordination Act 1975 (“ICA 1975”)
The ICA 1975 governs the licensing requirement of manufacturing licenses in Malaysia. The objectives of the legislation are to co-ordinate and ensure orderly development of manufacturing activities in Malaysia.
“Manufacturing activity” in accordance with the ICA 1975 means the making, altering, blending, ornamenting, finishing or otherwise treating or adapting any article or substance with a view to its use, sale, transport, delivery or disposal and includes the assembly of parts and ship repairing but shall not include any activity normally associated with retail or wholesale trade. The legislation requires any person engaging in any manufacturing activity in Malaysia with a shareholders’ fund of RM2,500,000 and above or employing 75 or more full-time paid employees to obtain a manufacturing license issued by the Ministry of International Trade and Industry of Malaysia.
Consumer Protection
Consumer Protection Act 1999 (“CPA”)
The CPA provides for the protection of consumers, the establishment of the national consumer advisory council and the tribunal for consumer claims, and connected matters. The CPA stipulates amongst others, the following:
(a)
no person shall engage in conduct that, in relation to goods or services, is misleading or deceptive, or is likely to mislead or deceive, the public as to the nature, manufacturing process, characteristics, suitability for a purpose, availability or quantity, of the goods or services;

(b)
no person shall advertise for supply at a specified price, goods or services which that person (1) does not intend to offer for supply; or (2) does not have reasonable grounds for believing can be supplied, at that price for a period that is, and in quantities that are, reasonable having regard to the nature of the market in which the person carries on business and the nature of the advertisement;

(c)
no person shall supply, or offer to or advertise for supply, any goods or services which do not comply with the safety standards prescribed under the CPA; and

(d)
the goods supplied to a consumer shall be goods of acceptable quality, fit for any particular purpose that the consumer makes known, correspond with description, correspond with the sample or demonstration model in quality, of reasonable price, and which spare parts and repairs are available for a reasonable period of time.

Any body corporate who commits an offence shall be liable to a fine not exceeding RM250,000 and for a second or subsequent offence, to a fine not exceeding RM500,000. In the case of a continuing offence, the offender shall, in addition to the penalties mentioned above, be liable to a fine not exceeding RM1,000.00 for each day or part of a day during which the offence continues after conviction.
Trade Description Act 2011 (“TDA 2011”)
The TDA 2011 aims to facilitate good trade practices and protect the interest of consumers by eliminating false trade descriptions and false or misleading statements, conducts and practices in relation to the supply of goods and services. The TDA 2011 further standardizes the surveillance and issuance of Halal certificates via the Trade Description (Definition of Halal) Order 2011 and the Trade Descriptions (Certification and Marking of Halal) Order 2011 which provide for matters pertaining to Halal.
All applications for Halal certification by chain restaurants or franchise are managed by the Department of Islamic Development Malaysia (“JAKIM”) who will be the competent authority to issue Halal certificates. Pursuant to the Trade Description (Certification and Marking of Halal) Order 2011, all food and goods, or services in relation to the food and goods shall not be described as Halal unless they are certified as Halal via a certificate of authentication issued by a competent authority and marked with the Halal logo as specified in the order.
Food Safety
Food Act 1983 (“FA 1983”), Food Regulations 1985 (“FR 1985”) and Food Hygiene Regulations 2009 (“FHR 2009”)
The FA 1983 and the FR 1985 are laws governing food safety and quality control, including standards, hygiene, import and export, advertisement and accreditation of laboratories. The legislation applies to all foods, whether locally produced or imported, which are sold in Malaysia, and covers a broad spectrum from compositional standards to food additives, nutrient supplements, contaminants, packages and containers, food labelling, procedure for taking samples, food irradiation, provision for food not specified in the regulations and penalty.
Under the FA 1983, “food premises” means premises used for or in connection with the preparation, preservation, packaging, storage, conveyance, distribution or sale of any food, or the relabelling, reprocessing or reconditioning of any food, and any food that is sold, exposed or offered for sale at any food premises shall be deemed to be sold, exposed or offered for sale for human consumption.
The FHR 2009 which governs and control the hygiene and safety of food sold in Malaysia requires the food premises be registered with the Ministry of Health and to conspicuously display the certificate of registration issued thereof within the food premises. The objectives are to ensure food premises are hygienic and satisfactory in terms of design and building, ensure food handlers maintain personal hygiene and avoid practices that can contaminate food, and amongst others to provide for requirement of mandatory food safety assurance programs in food manufacturing factories.
The FHR 2009 also requires the owner of the food premises to ensure its employees working within the food premises who are directly involved in the preparation of food, come into contact with food or food contact surfaces and handle packaged or unpackaged food or appliances to undergo a food handlers training from an institution approved by the Ministry of Health and to be medically examined and vaccinated by a registered medical practitioner. Any food handler who works in any food premises fails to undergo a training or to obtain a food handlers training certificate commits an offence, and shall on conviction be liable to a fine not exceeding RM10,000 or to imprisonment for a term not exceeding two years.
Environmental Matters
Environmental Quality Act 1974
The Environmental Quality Act 1974 sets out the provisions in respect of prevention, abatement, control of pollution and enhancement of the environment. The legislation restricts, unless licensed to do so, the pollution of the atmosphere, noise pollution, pollution of the soil, pollution of inland waters, prohibits the discharge of oil into Malaysian waters, discharge of wastes into Malaysian waters and prohibits open burning. Any person who contravenes the above shall be guilty of an offence and shall, on conviction, be liable to a fine not exceeding RM100,000 or to an imprisonment for a period not exceeding 5 years or to both and to a further fine not exceeding RM1000 a day (save for the emission of any noise greater in volume, intensity or quality, which is subject to a further fine not exceeding RM500 a day) for every day that the offence is continued after a notice by the Director General of Environmental Quality requiring him to cease the act specified therein has been served upon him.
The Environmental Quality (Scheduled Wastes) Regulations 2005 further regulates the notification of the generation, disposal, treatment, storage and labelling of the scheduled wastes. Scheduled wastes shall only be disposed of at prescribed premises and be treated at prescribed premises or on-site treatment facilities.
Labor, Employment and Work Safety
Employment Act 1955 (“EA 1955”)
The EA 1955 and the regulations made thereunder govern the employment laws in Peninsular Malaysia and set out the basic terms and conditions of employment, as well as the rights and responsibilities of employers and employees who fall within the ambit of the EA 1955.
Following the enactment of the Employment (Amendment) Act 2022 on January 1, 2023 which aims at increasing and improving the protection and welfare of employees and ensuring that the Malaysian labor law provisions are in accordance with international labor standards, the definition of “employee” pursuant to the EA 1955 is extended to include any person who has entered into a contract of service irrespective of wages save for some specific provisions which do not apply to employees whose wages exceed RM4,000 a month or any person who, irrespective of the amount of wages, is engaged in, among others, manual labor, the operation or maintenance of any mechanically propelled vehicle operated for the transport of passengers or goods or for reward or for commercial purposes, supervises other employees engaged in manual labor, in any capacity in any vessel registered in Malaysia, or as a domestic servant.
In addition, Malaysia has also implemented a minimum wage policy that has raised the basic wages of all employees (except for domestic servants) to RM1,500 per month under the Minimum Wages Order 2022 and the Minimum Wages (Amendment) (No. 2) Order 2022.
Pursuant to the EA 1955, any term or condition of a contract of service or of an agreement which provides a term or condition of service which is less favorable to an employee than a term or condition of service prescribed by the EA 1955 or the subsidiary legislation made thereunder shall be void and of no effect to that extent and the more favorable provisions of the EA 1955 or the subsidiary legislation thereof shall be substituted therefor.
Employees Provident Fund Act 1991 (“EPFA”)
The EPFA provides for the law relating to a scheme of savings for employees’ retirement purposes and for matters incidental thereto. Every employee and every employer of a person who falls within the ambit of the EPFA is liable to pay monthly contributions on the amount of wages at the rate set out in the Third Schedule of EPFA. Any employer who fails, within such period as may be prescribed by the minister, to pay any contributions for which he is liable under the EPFA to pay in respect of or on behalf of any employee in respect of any month, shall be guilty of an offence and shall, on conviction, be liable to imprisonment for a term not exceeding three years or to a fine not exceeding RM10,000 or both.
Employees’ Social Security Act 1969 (“ESSA”)
The ESSA provides social security for employees in the private sector in certain contingencies such as workplace injuries, emergencies, occupational sickness and death. The Social Security Organization (“SOCSO”) was established as one of the governmental departments under the Ministry of Human Resources of Malaysia to administer, implement and enforce the ESSA.
The contribution payable under the ESSA in respect of an employee shall comprise contributions payable by the employer the employee, respectively, which shall be paid to SOCSO. There are two categories where the contributions fall into, namely insurance for the contingencies of invalidity and employment injury and insurance for the contingency of employment injury only. Failure to pay such contribution payable or within the time prescribed by regulations or non-compliance with any of the requirements of the ESSA or the rules or the regulations in respect of which no special penalty is provided, constitutes an offence and on conviction, shall be punishable with imprisonment for a term which may extend to two years, or with fine not exceeding RM10,000, or with both.
Occupational Safety and Health Act 1994 (“OSHA 1994”)
The OSHA 1994 sets out the general duty of an employer to its employees to provide and maintain the plants and systems of work that are, so far as is practicable, safe and without risks to health, provide information, instruction, training and supervision to ensure, in so far as is practicable, the safety and health of its employees at work, and to provide a working environment, which is as far as possible, safe, without risks to health, and adequate as regards to facilities for their welfare at work. Pursuant to the OSHA 1994, it shall be the duty of every employer to formulate a written safety and health policy with respect to the safety and health at work of his employees. The employer shall also establish a safety and health committee at the place of work if there are 40 or more persons employed at the place of work. An occupier of a place of work is also required to employ a competent person to act as a safety and health officer at the place of work. Failure to comply with the general duties of employers under Part IV of OSHA 1994 constitutes an offence and the employer is liable to a fine not exceeding RM50,000 or to imprisonment for a term not exceeding two years or to both.
The Occupational Safety and Health (Amendment) Act 2022 (“OSH Amendment Act”) has been passed as law, has received the Royal Assent on March 4, 2022 and has been gazetted on March 16, 2022. However, the date on which the OSH Amendment Act comes into operation has yet to be appointed and gazetted. The OSH Amendment Act, when it comes into operation, will provide amongst others —

(a)   a right to an employee to remove himself from the danger or the work if he has reasonable justification to believe there exists an imminent danger at his place of work, and the employer has failed to take any action to remove the danger;
(b)   the obligation of an employer to conduct a risk assessment in respect of the safety and health risk posed to any person who may be affected by his undertaking at the place of work and the implementation of risk control to eliminate or reduce said safety and health risk; and
(c)   provisions relating to notification of occupation of place of work.
Once the OSH Amendment Act comes into operation, failure to comply with the general duties of employers under Part IV of the amended OSHA 1994 constitutes an offence and the employer is liable to a fine not exceeding RM500,000 or to imprisonment for a term not exceeding two years or to both.
Taxes
Income Tax Act 1967 (“ITA”)
The ITA imposes income tax which is charged for each year of assessment upon the income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia.
The corporate tax rate in Malaysia is 24% in general. A company is considered a tax resident in Malaysia if its management and control are exercised in Malaysia i.e. place where the directors’ meeting of the company is held. Such resident companies with a paid-up capital of RM2.5 million or less and gross income from business of not more than RM50 million, will be charged at a tax rate of 15% for the first RM150,000 of chargeable income, a tax rate of 17% for the next RM450,000 and any subsequent chargeable income will be taxed at 24%, provided always that the company is not part of a group of companies where any of their related companies have a paid-up capital of more than RM2.5 million.
Service Tax Act 2018 (“Service Tax Act”)
Under the Service Tax Act, service tax is charged and levied on any taxable services provided in Malaysia by a registered person in carrying on his or her business. A taxable person listed under the Service Tax Regulations 2018 (“Service Tax Regulations”) providing taxable services listed under the same regulations is liable to register if the value of its taxable services for a period of 12 months exceeds the thresholds (as applicable) stipulated in the Service Tax Regulations.
A restaurant operator is a taxable person and the provision of preparing and serving of food or drinks is a taxable service pursuant to Group B, First Schedule of the Service Tax Regulation, and the total value of taxable service is at RM1,500,000. Pursuant to the Service Tax (Rate of Tax) Order 2018, the prevailing service tax rate is at 6%.
Sales Tax Act 2018
Sales tax administered in Malaysia is a single-stage tax charged and levied on locally manufactured taxable goods at the manufacturer’s level and as such is often referred to as manufacturer’s tax. The tax is also imposed on taxable goods imported into Malaysia at the point of entry. In the case of locally manufactured goods, sales tax is charged and levied when such goods are sold or disposed of by the manufacturers. Taxable goods are goods of a class or kind not for the time being exempted from sales tax. Sales tax is an ad valorem tax and rates between 5% to 10% apply based on the group of taxable goods. General rule is sales tax is levied on imported and locally manufactured goods (except those exempted by the Ministry of Finance, Malaysia).
VIETNAMESE LAWS AND REGULATIONS
License, Registration and Permits
Business Registration
Pursuant to the Law on Investment which was promulgated by the 13th National Assembly of the Socialist Republic of Vietnam on November 26, 2014, and came into effect on July 1, 2015 (the

“LOI 2014”); and Law on Investment which was promulgated by the 14th National Assembly of the Socialist Republic of Vietnam during its 9th session on June 17, 2020, and came into effect on January 1, 2021 (the “LOI 2020”), an enterprise established under foreign laws shall be defined as a foreign investor and may conduct the investment activity directly or indirectly, among other forms, under the following basic forms: (i) a foreign investor establishes a foreign-invested company within the territory of Vietnam, independently or jointly with any other investor, (ii) a foreign investor contributes capital or purchases shares or stakes of an enterprise established under Vietnamese laws, or (iii) a foreign investor enters into a business cooperation contract (BCC) for business cooperation and distribution of profits or products without establishing a business organization.
Furthermore, the foreign-invested business organizations established under Vietnamese laws on Investment, must satisfy the conditions and follow investment procedures applied to foreign investors in case: (i) over 50% (or from 51% under the LOI 2014) of its charter capital or more is held by a foreign investor(s) or the majority of the general partners are foreigners if the business organization is a partnership; (ii) over 50% (or from 51% under the LOI 2014) of its charter capital or more is held by a business organization(s) mentioned in point (i) of this paragraph or by foreign investor(s) and a business organization(s) mentioned in point (i) of this paragraph.
Except for (i) prohibited fields specified in the negative list under the LOI 2014 and the LOI 2020, and (ii) fields with prohibition on market access specified in the negative list under the LOI 2020, which are not permitted to invest, the foreign investor must obtain permit for investment in other fields from competent authorities, i.e. Investment registration certificate (the “IRC”) for investment basic forms mentioned in the first paragraph and Notice of conditions satisfaction for capital contribution, shares purchase and stakes purchase for investment form mentioned in point (ii) of the first paragraph.
For foreign investors who establish a foreign-invested company within the territory of Vietnam, after the issuance of the IRC, they need to carry out the procedures to obtain a Certificate of Enterprise Registration from the Business Registration Office under the local Department of Planning and Investment for establishing and then operating the companies. After being granted a Certificate of Enterprise Registration, the company will be a legal person and thus be eligible to enter into any business relation on its own behalf. The conduct of business activities of the company must be in accordance with its business lines registered with the Business Registration Office.
Business Location Registration
Under Law on Enterprises No. 68/2014/QH13 and Law on Enterprises No.59/2020/QH14, a business location of an enterprise is the place at which specific business operations are carried out.
For business locations that are restaurants, under Decree No. 78/2015/ND-CP and Decree 01/2021/ND-CP, firstly, they are required to obtain a Certificate for Registration of Business Location from the Business Registration Office under the local Department of Planning and Investment.
Besides, under Decree No. 15/2018/ND-CP issued by the Government on February 2, 2018, last amended on November 14, 2019, restaurant shall obtain the Certificate For Food Safety Eligibility before operating.
Furthermore, pursuant to the provisions of the LOI 2014 and the LOI 2020, spirit trading is on the list of conditional business lines. Decree No. 105/2017/ND-CP issued by the Government on September 14, 2017, deals with activities related to trade in alcohol including production, import, distribution, wholesaling and retailing of alcohol, and sale of alcohol for on-site consumption. The term “sale of alcohol for on-premises consumption” means an act of directly selling alcohol to a buyer for consumption right on the premises. The company shall obtain the license to sell alcohol at the premises for each restaurant. However, on February 5, 2020, the Government issued Decree No. 17/2020/ND-CP, which took effect from March 22, 2020, amended Decree No. 105/2017/ND-CP. Accordingly, the company shall need to satisfy the following conditions to sell spirits having at least 5.5% alcohol by volume for on-premises consumption: (i) having the right to legally use a fixed place of business, a clear address; (ii) alcohol consumed on premises shall be provided by the trader having the license for alcohol production/distribution/wholesaling/retailing; (iii) complying with regulations of the law on environmental protection, food safety and firefighting and prevention; and (iv) registering sale of alcohol for on-premises consumption with the Economic and Infrastructure Division of the district where the restaurant is located.
In addition, the Law on Fire Prevention and Fighting No. 27/2001/QH10 was promulgated by the National Assembly on June 29, 2001, and last amended on November 22, 2019, regulates the basic measures for fire prevention; designs on fire prevention and fighting, examination and approval thereof; requirements in fire prevention and fighting measures for establishments; as well as equipment of fire prevention and fighting means for establishments. Following Decree No. 136/2020/ND-CP issued on November 24, 2020, restaurants are on the list of facilities requiring fire management. Depending on the specific business space or volume of the restaurant, it shall need to obtain the fire prevention plan approved by competent authorities and/or the certificate of design appraisal and design appraisal document and the written approval of fire safety commissioning results.
Food Safety and Environment Matters
The Law on Food Safety No. 55/2010/QH12 was promulgated by the National Assembly on June 17, 2010, and last amended on June 15, 2018 (the “Law on Food Safety”) provided the rights and obligations of organizations and individuals in assuring food safety.
The Law on Environmental protection No. 72/2020/QH14 of the Socialist Republic of Vietnam which was issued by the National Assembly on November 17, 2020, came into effect on January 1, 2022 (the “Law On Environmental Protection”), provides general regulations as well as the detailed regulations on many issues related to environmental protection.
Environmental Criteria for Investment Project Classification
Under Article 28.1 of the Law On Environmental Protection, environmental criteria for investment project classification include: (i) scale, capacity and type of production, business and service; (ii) area of land, land with the water surface, and sea used; scale of extraction of natural resources; and (iii) environmentally sensitive factors including high-density residential areas; water source used for supply of domestic water, etc. In this regard, according to the environmental criteria set out above, investment projects shall be classified into Group I, II, III and IV. For example, among others, Group I investment projects are those that pose a high risk of adverse environmental impacts, including large-scale and capacity projects involved in types of production, business and services that are likely to cause environmental pollution; projects providing hazardous waste treatment service; projects involving import of scrap from foreign countries as production materials.
Based on the investment projects classification as well as the environmental-affecting factors of each project, the project investor and/or related parties must carry out procedures to apply for an environmental license or environmental registration in accordance with the Law on Environmental Protection.
Environmental Protection During Production, Business Operation and Service Provision
Business operation and service provision are required to collect, classify, store, and treat waste under the Law on Environmental Protection and environmental standards. In general, on the basis of waste classification, waste generators are required to classify waste at source and storage waste in appropriate equipment. Regarding the collection and treatment of waste, under the Law on Environmental Protection and as well as related guiding documents, waste generators can transfer solid waste and wastewater to appropriate functional entities to carry out waste collection and treatment.
Waste Classification
The Law on Environmental Protection provides waste management requirements for domestic solid waste; normal industrial solid waste; hazardous waste and wastewater; dusts, exhaust gases and other pollutants. In general, all kinds of waste must be: (i) managed during its generation, reduction, classification, collection, storage, transfer, transport, reuse, recycling, treatment and disposal; (ii) treated by licensed facilities having an appropriate environmental license; and (iii) are encouraged to be reused, recycled with a view to maximization of its value.

Sanctions of The Violation of Laws on Environmental Protection
Pursuant to the Criminal Code No. 100/2015/QH13 which is promulgated by the National Assembly of the Socialist Republic of Vietnam on November 27, 2015, among others, the act of violation of the laws on environmental protection can be prosecuted for criminal liability based on the scale and consequences of environmental pollution, environmental emergencies, the types of waste to be illegal discharged.
Under the Law on Environmental Protection and related guiding documents, the acts of violation of rights and responsibilities regarding environmental protection can be subject to administrative penalties. In this regard, Decree No. 155/2016/ND-CP promulgated by the Government of the Socialist Republic of Vietnam on November 18, 2016 on sanctioning of administrative violations in environmental protection amended and supplemented by Decree No. 55/2021/ND-CP (the “Decree No.155/2016/ND-CP”) and Decree 45/2022/ND-CP replacing the Decree No.155/2016/ND-CP since August 25, 2022 have provided legal background on specifying acts of administrative violation, sanctioning forms and levels, remedies; etc. Accordingly, any organization or individual who violates the regulations of environmental protection may, depending on the nature and seriousness of the violation, also be subject to (i) a caution or a monetary fine; (ii) the additional penalty(s) and (iii) the measure(s) for remedying consequences.
Labor, Employment and Occupational Safety
The Labor Code No. 45/2019/QH14 of the Socialist Republic of Vietnam, which was issued by the National Assembly on November 20, 2019, came into effect on January 1, 2021 (the “Labor Code”), provides general regulations as well as the detailed regulations on many issues related to labor.
Labor Contract
Labor contract is an agreement between an employee and an employer on a paid job, salary, working conditions, and the rights and obligations of each party in the labor relations. Under the Labor Code, a labor contract shall be concluded in writing, except for the case that labor contracts with a term of less than 01 months, both parties may conclude an oral contract.
Salary
The term “salary” in the Labor Code includes wages by job or title, allowances and other additional amounts. The wages by job or title shall not fall below the statutory minimum wages, which shall be promulgated by the Government from time to time. On December 14, 2020, the Government promulgated Decree No. 145/2020/ND-CP, which came into effect on February 1, 2021 (“Decree 145/2020/ND-CP”), elaborates some detailed articles about salary, including: salary payment forms; calculating methods of overtime salaries, night work salaries, night overtime salaries.
Following the Labor Code, an enterprise shall have to build pay scales, payrolls and labor productivity norms as the basis for recruitment and use of labor, negotiation and payment of salaries and publicly post at the workplace before implemented. The employer shall consult with the internal employee representative organization during establishment of the pay scale, payroll and labor productivity norms.
Foreign Employees Who Work in Vietnam
Decree No. 152/2020/ND-CP which was issued by the Government on December 30, 2020, came into effect on February 15, 2021, and amended by Decree No. 70/2023/ND-CP which was issued by the Government on September 18, 2023 and came into effect on the same date (“Decree 152/2020/ND-CP”), sets forth foreign workers working in Vietnam and recruitment, management of Vietnamese workers working for foreign organizations and individuals in Vietnam. According to Decree 152/2020/ND-CP, enterprises shall only employ foreigners to hold positions of managers, executive directors, specialists, and technical workers the professional requirements for which cannot be met by Vietnamese workers, and the recruitment of foreign employees in Vietnam shall be explained and subject to written approval by competent authorities. A foreign employee who works in Vietnam shall be in compliance with the legal requirements and has a work permit granted by a competent authority of Vietnam. In certain cases, the foreign employee may work in Vietnam without work permit.

Internal Labor Regulations
Internal Labor Regulations, which are prescribed in the Labor Code and the Decree 145/2020/ND-CP, are issued by the employer with the following key contents: (i) Working hours and rest periods; (ii) Order at the workplace; (iii) Occupational safety and health; (iv) Actions against sexual harassment in the workplace; (v) Protection of the assets and technological and business secrets and intellectual property of the employer; (vi) Cases in which reassignment of employees are permitted; (vii) Violations against labor regulations and disciplinary measures; (viii) Material responsibility; (ix) The person having the competence to take disciplinary measures.
An employer who has more than 10 employees must have written internal labor regulation. Such a internal labor regulation must be registered at the provincial labor authority of province where the employer registers its business activities and locates its headquarters, and shall only come into effect after registering.
Occupational Safety and Hygiene
The Law on Occupational Safety and Hygiene No. 84/2015/QH13 (“Law on Occupational Safety and Hygiene”) which was issued by the National Assembly on June 25, 2015, came into effect on July 1, 2016, deals with occupational hygiene and safety assurance; policies and benefits for victims of occupational accidents and occupational diseases; rights and obligations of organizations or individuals relating to occupational hygiene. Pursuant to the Law on Occupational Safety and Hygiene, the employer must provide adequate personal protective equipment and healthcare for employees who have occupation as prescribed in List of heavy, harmful or dangerous occupations and extremely heavy, harmful or dangerous occupations.
In addition, the Law on Occupational Safety and Hygiene sets out the general duty of the employer to ensure occupational safety and hygiene at the workplace within their responsibility by issuing written internal regulations on occupational safety and hygiene; providing training and supervision on work safety; carrying out adequate policies applicable to victims of the occupational accidents and occupational diseases; and paying the occupational accident insurance for the employees.
Taxes
Corporate Income Tax
According to the Law on Corporate Income Tax (“CIT”), which was promulgated on June 3, 2008, came into effect on January 1, 2009, and amended by the Law on amendments to the Law on Corporate Income Tax 2013, the Law on amendments to the laws on taxation 2014 and the Law on Investment 2020, a standard income tax rate of 20% shall be applied to enterprises that have established under the laws of Vietnam, foreign enterprises with or without permanent establishment.
The difference between Total Revenue — Deductible Expenses is considered an income from main business activities, which is entitled to CIT incentives, if any. Normally, other forms of income such as gains from foreign exchange revaluation, income from disposal of fixed assets, interest income, etc. not related to the main business are not entitled to CIT incentives, and thus, shall be subject to the standard CIT rate of 20%. On the other hand, an expense might be deductible for CIT purpose if the following conditions are met: (i) such expense is actually incurred and relevant to the company’s business activities, (ii) such expense must be supported by proper documents, (iii) payments above VND20 million must be supported by bank payment vouchers (or deemed as made via banks), (iv) such expense is not in the list of non-deductible expenses.
Regarding tax losses, tax loss is carried forward within a maximum period of 5 years after the loss-making year. Carry-back of tax loss is not allowed. Losses from incentive business activities can be offset against income from non-incentive activities. Losses from the transfer of real estate, investment projects, rights to participate in investment projects (except for mineral exploitation and exploration projects) can be offset against profits from other business activities.
Regarding capital assignment profit tax, although not specifically a separate tax, Capital Assignments Profit Tax (“CAPT”) applies a 20% tax to gains from assignment of capital in limited liability companies in Vietnam. The time of determining taxable income is the time of capital transfer.

Dividend distribution
Under the Double Taxation Avoidance Agreements to which Vietnam is a party, Vietnam is entitled to levy taxes on dividend income. Under the provisions of the current law on CIT, Vietnam has not yet imposed tax on income from dividends of enterprises, thus, there is no CIT on dividends paid to corporate shareholders. Nonetheless, a 5% personal income tax shall be applied on dividends paid to individual shareholders, whether the individual is tax resident or non-resident.

MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.
Directors and Executive Officers	Age	Position/Title
Ping Shu	53	Director and Chairman
Yu Li	37	Director and Chief Executive Officer
Jinping Wang	40	Director and Chief Operating Officer
Li Liu	36	Director
Anthony Kang Uei Tan	50	Independent Director
Ser Luck Teo	55	Independent Director
Jown Jing Vincent Lien	62	Independent Director
Cong Qu	40	Financial Director and Board Secretary
Wenhai Jiang	37	Product Manager
Shaohua Zhou	37	Vice President
Ms. Ping Shu has served as our director and chairman of the board of directors since December 13, 2023. Ms. Shu has extensive experience in restaurant management and strategic planning. Ms. Shu served as a director of Haidilao International Holding Ltd. (“HDL Group”) (HKEx: 6862) from July 2015 to August 2021. Ms. Shu completed the Senior Management PRC Enterprise Master of Business Administration program and Financial Master of Business Administration Program jointly hosted by Cheung Kong Graduate School of Business and other institutes in November 2015 and completed the executive master of business administration program jointly hosted by Shanghai Jiaotong University and Singapore Nanyang Technological University in July 2016. Ms. Shu obtained the doctorate of advanced professional studies in applied finance (specialization in wealth management) from the Université de Genève in September 2022.
Mr. Yu Li has served as our director and chief executive officer since March 2023. Mr. Li joined HDL Group in November 2007 where he served over 15 years. He was responsible for the operation and management of the Haidilao restaurants in Japan, Korea, Thailand and Taiwan from May 2021 to March 2022 and served as the chief operating officer (mainland China) of HDL Group from March 2022 to October 2022. Mr. Li also served as an executive director of HDL Group from August 2021 to September 2022. Mr. Li completed the MBA program held by National Chengchi University in Taiwan in October 2017.
Mr. Jinping Wang has served as our director since May 2022 and our chief operating officer since March 2022. Mr. Wang has over 15 years of experience in the catering service sector with expertise in administrative management, corporate management and marketing. Mr. Wang joined HDL Group in January 2008 and subsequently served as a restaurant manager in September 2010. To support the expansion of HDL Group’s restaurant business outside Greater China, Mr. Wang relocated to Singapore in September 2012 and held various positions since then, including the regional manager in Singapore since August 2014. In May 2021, he was appointed as the manager overseeing business operations of HDL Group in Singapore, Malaysia, Australia and New Zealand. In March 2022, Mr. Wang was appointed as the chief operating officer (Hong Kong, Macau, Taiwan and overseas) of HDL Group. Following the listing of our ordinary shares on the HKEx on December 30, 2022, Mr. Wang resigned from the position as the chief operating officer (Hong Kong, Macau, Taiwan and overseas) of HDL Group and continues to serve as the chief operating officer of our company. Mr. Wang obtained his master’s degree in business administration from National University of Singapore in June 2020.
Ms. Li Liu has served as our director since May 2022. She also served as the product manager of our company from March 2022 to August 2023. Ms. Liu has over 10 years of experience in the catering service sector. Ms. Liu joined HDL Group in October 2012 and held various positions since then, including a restaurant front office manager, a restaurant manager, and the overseas product director. She also served as the project head of HDL Group’s snack and dessert development programs in mainland China and was in charge of product development of HDL Group from November 2021 to March 2022. Ms. Liu obtained her bachelor’s degree in business administration from West Coast University in the United States in September 2008.
Mr. Anthony Kang Uei Tan has served as our independent director and, for purposes of the Hong Kong Listing Rules, an independent non-executive director of our company, since December 2022. Mr. Tan has extensive experience across the public sector and various industries in the private sector with strong professional skills in strategy, budgeting, media, property, government relations and nonprofit management. He devoted himself to the Singapore public sector for more than 15 years and worked in various organizations in Singapore, including Ministry of Finance, Ministry of Home Affairs, Ministry of Manpower, Ministry of Health and Mr. Lee Kuan Yew’s Office. Mr. Tan also held and has been holding senior positions in both public and private companies, including serving as the deputy chief executive officer at Singapore Press Holdings Limited (SGX: T39) from July 2016 to December 2021 and as the chief executive officer at MOH Holdings Pte. Ltd. since December 2021. Mr. Tan obtained his bachelor’s degree in social science from National University of Singapore in July 1997 and his master’s degree in management from Stanford University in May 2005. He also received the Advanced Management Program certificate from Harvard Business School in July 2021.
Mr. Ser Luck Teo has served as our independent director and, for purposes of the Hong Kong Listing Rules, an independent non-executive director of our company, since December 2022. Mr. Teo was a member of the Parliament of Singapore from May 2006 to June 2020. From May 2006 to July 2017, Mr. Teo served in the Singapore government cabinet and held various senior positions, including (i) the minister of state for the Ministry of Trade and Industry, (ii) the senior parliamentary secretary for the Ministry of Transport and the Ministry of Community Development, Youth and Sports, (iii) the minister of state for the Ministry of Manpower, and (iv) the mayor of the North East District of Singapore. Mr. Teo also held and has been holding a directorship at various companies, including United Engineers Limited (SGX: U04 and delisted in February 2020) from September 2017 to February 2020, MindChamps Preschool Limited (SGX: CNE) from December 2020 to September 2022, Serial System Ltd. (SGX: S69) since July 2017, BRC Asia Limited (SGX: BEC) since November 2017, China Aviation Oil (Singapore) Corporation Ltd. (SGX: G92) since April 2019, Straco Corporation Limited (SGX: S85) since July 2019, and Yanlord Land Group Limited (SGX: Z25) since February 2020. Mr. Teo obtained his bachelor’s degree in accountancy from National University of Singapore in June 1992. He was certified as a fellow and advisor by the Institute of Singapore Chartered Accountants (the “ISCA”) in May 2009 and has been elected as the president of the ISCA since April 2022.
Mr. Jown Jing Vincent Lien has served as our independent director and, for purposes of the Hong Kong Listing Rules, an independent non-executive director of our company, since December 2022. Mr. Lien has over 20 years of experience in the banking industry, specializing in corporate finance and capital management in mainland China, Hong Kong, Singapore and other regions in Southeast Asia. He has been holding a directorship at various companies, such as the Maritime and Port Authority of Singapore since February 2012. Mr. Lien obtained his bachelor’s degree in business administration from the University of New Brunswick in Canada in 1986 and was awarded an honorary doctoral degree in business administration from HyupSung University in South Korea in February 2018. Mr. Lien has also been a council member at the Lien Ying Chow Legacy Fellowship since August 2017.
Ms. Cong Qu has served as our financial director since August 2023 and our board secretary since December 2022. Ms. Qu served as the secretary of the board of directors of HDL Group from March 2018 to May 2019 and as a joint company secretary of HDL Group from May 2018 to May 2019. From October 2019 to August 2023, she held various positions at HDL Group, including a restaurant manager, a coach and a regional manager. Previously, Ms. Qu was an executive director at the investment banking department of China International Capital Corporation Limited (“CICC”), where she worked for nearly ten years from July 2008 to February 2018. During her tenure at CICC, she advised dozens of companies of various sizes on their capital markets and business transactions, including initial public offerings on the HKEx, the Shenzhen Stock Exchange and the Shanghai Stock Exchange, placings, private equity financings, and mergers and acquisitions. She has extensive experience with international capital markets, corporate governance, communication with regulatory authorities and investor relations. Ms. Qu obtained her bachelor’s degree in mathematics and applied mathematics and master’s degree in probability and statistics from Peking University in July 2005 and July 2008, respectively.

Mr. Wenhai Jiang has served as our product manager since August 2023. Mr. Jiang joined HDL Group in 2013 and held various positions since then, including a restaurant duty manager, a restaurant front office manager and a restaurant manager, gaining abundant frontline work experience in overseas catering management. He was appointed as the deputy overseas product manager in April 2022 and later as the deputy product director in October 2022. Mr. Jiang graduated from Hainan Vocational University in July 2008 with a landscape design major.
Mr. Shaohua Zhou has served as our vice president since March 2022. Mr. Zhou has over 12 years of experience in the catering service sector. Mr. Zhou joined HDL Group in October 2010 and was relocated to Singapore as a project manager in January 2013 to assist with the local business development in Singapore after HDL Group decided to expand the overseas business and start its first overseas restaurant in Singapore. Since then he had held various positions, including a restaurant duty manager, a branch manager and a regional manager. Mr. Zhou obtained his college degree in tourism management from Dalian Polytechnic University in China in July 2010.
Board of Directors
Our board of directors currently consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company, is required to declare the nature of his or her interest at a meeting of our directors. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he or she may be interested therein, and if he or she does so, his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, bonds, or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.
Committees of the Board of Directors
We have established three committees under the board of directors: an audit committee, a remuneration committee and a nomination committee. We have adopted terms of reference for each of the three committees. Each committee’s members and functions are described below.
Audit Committee.   Our audit committee consists of Mr. Ser Luck Teo, Mr. Anthony Kang Uei Tan and Mr. Jown Jing Vincent Lien. The chairman of the audit committee is Mr. Ser Luck Teo. We have determined that Mr. Ser Luck Teo, Mr. Anthony Kang Uei Tan and Mr. Jown Jing Vincent Lien satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market] and Rule 10A-3 under the Exchange Act. We have determined that Mr. Jown Jing Vincent Lien qualifies as an “audit committee financial expert.” The audit committee reviews and monitors the financial reporting, risk management and internal control systems of our company and assists the board in fulfilling its responsibility over the audit. The audit committee is responsible for, among other things:
•
proposing the appointment, re-appointment or replacement of external audit institution, providing advice to the board of directors, and approving the remuneration and engagement terms of external audit institution;

•
reviewing and monitoring external audit institution to see if it is independent and objective and whether its auditing process is effective, discussing the nature, scope and method of auditing and the relevant reporting responsibilities with the audit institution prior to the commencement of audit work, and formulating and implementing policies for engaging external audit institutions to provide non-audit services;

•
supervising our internal audit system and its implementation and reviewing our financial information and the related disclosures;

•
communication between internal auditors and external auditors;

•
performing other responsibilities required by laws, regulations, rules, regulatory documents, articles of association and assigned by our board;

•
reviewing our audit plan report, annual report and half-year report; and

•
reviewing our financial reporting system, risk management and internal control systems and reviewing material connected transactions.

Remuneration Committee.   Our remuneration committee consists of Mr. Ser Luck Teo, Mr. Anthony Kang Uei Tan, Mr. Jown Jing Vincent Lien and Ms. Ping Shu. The chairman of the remuneration committee is Mr. Jown Jing Vincent Lien. We have determined that Mr. Ser Luck Teo, Mr. Anthony Kang Uei Tan and Mr. Jown Jing Vincent Lien satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market]. The remuneration committee formulates appraisal standards and conducts appraisals for our directors and managers and formulates and reviews the remuneration policies and proposals for our directors and senior management. The remuneration committee is responsible for, among other things:
•
making proposals and recommendations to our board of directors on remuneration plans or proposals and establishment of formal and transparent procedures for the formulation of the remuneration plans or proposals according to the primary scope, responsibilities, importance of the management positions of directors and senior management members and the remuneration standards of relevant positions in other relevant enterprises;

•
formulating the specific remuneration packages for all executive directors and senior management members, and making recommendation to the board of directors on remuneration of non-executive directors;

•
reviewing and approving matters relating to share schemes (as amended from time to time);

•
reviewing the performance of duties of our non-independent directors and senior management members and conducting annual performance appraisals on them; and

•
performing other responsibilities required by laws, regulations, rules, regulatory documents, articles of association and assigned by the board of directors.

Nomination Committee.   Our nomination committee consists of Ms. Ping Shu, Mr. Ser Luck Teo, Mr. Anthony Kang Uei Tan and Mr. Jown Jing Vincent Lien. The chairman of the nomination committee is Ms. Ping Shu. We have determined that Mr. Ser Luck Teo, Mr. Anthony Kang Uei Tan and Mr. Jown Jing Vincent Lien satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market]. The nomination committee identifies, screens and recommends to our board appropriate candidates to serve as our directors, oversees the process of evaluating the performance of our directors, and develops and recommends to our board nomination guidelines. The nomination committee is responsible for, among other things:
•
reviewing the structure, size and composition of our board of directors at least annually and making recommendations on any proposed changes to our board of directors to complement our corporate strategy;

•
identifying individuals suitably qualified to become our board members and selecting or making recommendations to our board of directors on the selection of individuals nominated for a directorship based on merit and having due regard to the board diversity policy and other factors which are relevant to us;

•
assessing the independence of independent non-executive directors;

•
making recommendations to the board of directors on the appointment or re-appointment of directors and succession planning for directors, taking into account our corporate strategy and mix of skills, knowledge, experience and diversity needed in the future;

•
developing, reviewing, implementing and monitoring, as appropriate, the policy for the nomination of directors and making recommendations to the board of directors for consideration and approval;

•
reviewing the policy on board diversity policy and any measurable objectives for implementing such policy as may be adopted by the board of directors from time to time and reviewing the progress on achieving the objectives; and making disclosures of such results in our annual report; and

•
doing such things to enable the nomination committee to discharge its powers and functions conferred on it by the board of directors.

Duties of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.
Our board of directors has all the powers necessary for managing, directing and supervising our business affairs. The functions and powers of our board of directors include, among others:
•
convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•
appointing officers and determining the term of office of the officers;

•
exercising the borrowing powers of our company and mortgaging the property of our company; and

•
approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers
Our directors may be elected by an ordinary resolution of our shareholders. At each annual general meeting, one third of our directors for the time being (or if their number is not a multiple of three, then the number nearest to but not less than one third) shall retire from office by rotation provided that every director shall be subject to retirement at an annual general meeting at least once every three years. Our directors to retire by rotation shall include any director who wishes to retire and not offer himself for re-election. Any further directors so to retire shall be those who have been longest in office since their last re-election or appointment but as between persons who became or were last re-elected directors on the same day those to retire will (unless they otherwise agree among themselves) be determined by lot.
Our board has the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. Any director so appointed shall hold office only until the first annual general meeting of our company after his appointment and shall then be eligible for re-election.
A director may be removed by an ordinary resolution of our company before the expiration of his or her term of office (but without prejudice to any claim which such director may have for damages for any breach of any contract between him or her and our company) and members of our company may by ordinary resolution appoint another in his or her place. Unless otherwise determined by our company in general meeting, the number of directors shall not be less than two. There is no maximum number of directors unless otherwise determined from time to time by members of our company in general meeting.
The office of director shall be vacated if:
(A)   he or she resigns by notice in writing delivered to our company or tendered at a board meeting;
(B)   he or she becomes of unsound mind or dies;

(C)   without special leave, he or she is absent from meetings of the board for six (6) consecutive months, and the board resolves that his or her office is vacated;
(D)   he or she becomes bankrupt or has a receiving order made against him or her or suspends payment or compounds with his or her creditors;
(E)   he or she is prohibited from being a director by law; or
(F)   he or she ceases to be a director by virtue of any provision of law or is removed from office pursuant to our articles of association.
The board may appoint one or more of its body to be managing director, joint managing director, or deputy managing director or to hold any other employment or executive office with our company for such period and upon such terms as the board may determine and the board may revoke or terminate any of such appointments. The board may delegate any of its powers, authorities and discretions to committees consisting of such director or directors and other persons as the board thinks fit, and it may from time to time revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed must, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations that may from time to time be imposed upon it by the board.
Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.
Employment Agreements and Indemnification Agreements
We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any misdemeanor involving moral turpitude, willful misconduct or gross negligence, or continued failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon a 30-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed with the executive officer. The executive officers may resign at any time with a 30-day advance written notice.
Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.
In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and, in the event that such executive officer leaves our company, such executive officer agrees not to disclose to any party any company confidential information he or she received without the prior written consent of our company. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.
We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.
Compensation of Directors and Executive Officers
For the year ended December 31, 2022, we paid an aggregate of US$1.6 million in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.
Share Award Scheme
On June 24, 2022, we adopted the Share Award Scheme to attract and retain the best available personnel, provide additional incentives to directors, officers, employees and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Share Award Scheme is 61,933,000. As of the date of this prospectus, awards to receive 61,933,000 ordinary shares of our company under the Share Award Scheme have been granted and are outstanding.
A decision of our board or the committee of our board or person(s) to which our board has delegated its authority shall be final and binding on the administration of the Share Award Scheme and all persons affected thereby. We use the ESOP Platform I and the ESOP Platform II to implement the Share Award Scheme. The ESOP Platform I refers to Super Hi Ltd., a company incorporated in the British Virgin Islands with limited liability and wholly-owned by SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust I, a trust set up by our company as the settlor for the benefit of the grantees other than the directors and other connected persons of our company (as defined under the Hong Kong Listing Rules) pursuant to the Share Award Scheme. The ESOP Platform II refers to Super Hi International Ltd., a company incorporated in the British Virgin Islands with limited liability and wholly-owned by SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust II, a trust set up by our company as the settlor for the benefit of the grantees who are directors or other connected persons of our company (as defined under the Hong Kong Listing Rules) pursuant to the Share Award Scheme. We have appointed Futu Trustee Limited as the trustee for each of SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust I and SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust II. As of the date of this prospectus, the ESOP Platform I and the ESOP Platform II owned 7% and 3% of our outstanding ordinary shares, respectively.
Pursuant to the Share Award Scheme, before the awards corresponding to any underlying ordinary shares of our company held by the ESOP Platform I or the ESOP Platform II are vested, none of the ESOP Platform I, the ESOP Platform II, or their trustee is entitled to exercise any voting rights in respect of any such ordinary shares. After the related awards are vested, the underlying ordinary shares of our company will be transferred by the ESOP Platform I or the ESOP II Platform, as applicable, to the related grantees in accordance with the Share Award Scheme, and such grantees will become the beneficial owners of such ordinary shares. As of the date of this prospectus, the vesting conditions (including both service conditions and performance conditions) of the Share Award Scheme have not yet been determined and no shared understanding of the terms and conditions of the share-based payment arrangement between our company and the grantees has been reached. Therefore, no share-based payment expense has been incurred up to the date of this prospectus. Ordinary shares of our company held by the ESOP Platform I or the ESOP Platform II are issued and outstanding under Cayman Islands law. See notes 31 and 32 to our audited consolidated financial statements included elsewhere in this prospectus for more details.
Set forth below is a summary of the key terms of the Share Award Scheme:
Types of Awards.   The Share Award Scheme permits awards of ordinary shares of our company from the ESOP Platform I or the ESOP Platform II, as approved by our board or a committee to which the board delegates the authority.
Plan Administration.   Our board has the power to administer the Share Award Scheme. The board may delegate the authority to administer the Share Award Scheme to a committee of the board or other person(s) as deemed appropriate. A decision of our board or the committee of the board or person(s) to which the board has delegated its authority shall be final and binding on all persons affected thereby. Our board and the committee of the board or person(s) to which the board has delegated its authority, determines, among other things, the participants to receive awards, the number of awards to be granted to each participant, and the terms and conditions of each award, subject to the Hong Kong Listing Rules.
Award Agreement.   Awards granted under the Share Award Scheme are evidenced by an award letter that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the participant’s employment or service terminates, and provisions governing the cancellation and modification of the award.
Eligibility.   We may grant awards to (i) employees or directors of our company, including our subsidiaries; (ii) employees or directors of our holding companies, fellow subsidiaries or associated companies; or (iii) service providers, who our board or its delegate(s) considers, in their sole discretion, to have contributed or will contribute to our company. We shall not make any grants of awards to service providers which cause the aggregate number of ordinary shares underlying such grants pursuant to the Share Award Scheme and any other share schemes (excluding award shares that have been forfeited in accordance with the Share Award Scheme) to exceed 6,193,300, unless approved by shareholders of our company.
Vesting Schedule.   Our board the committee of the board of directors or person(s) to which the board delegates its authority may from time to time while the Share Award Scheme is in force and subject to all applicable laws, determine the vesting schedule, provided that the vesting period for awards granted shall not be less than 12 months.
Exercise of Awards.   The exercise price per share, if any, shall be determined by our board or its delegate(s), in their absolute discretion, which may take into account the prevailing closing price of our ordinary shares, the purpose of the Share Award Scheme and the characteristics and profile of the related participant.
Transfer Restrictions.   Any award granted under the Share Award Scheme but not yet vested shall be personal to the grantee and shall not be assignable or transferable and no grantee shall in any way, sell, transfer, charge, mortgage, encumber or create any interest in favor of any other person over or in relation to any such award, or enter into any agreement to do so.
Termination and Amendment of the Share Award Scheme.   Unless terminated earlier as determined by our board, the Share Award Scheme shall be valid and effective during the period commencing on June 24, 2022 and ending on the business day immediately prior to the 10th anniversary of June 24, 2022 (after which no further awards will be granted), and thereafter for so long as there are any non-vested award shares granted prior to the expiration of the Share Award Scheme, in order to give effect to the vesting of such award shares or otherwise as may be required in accordance with the Share Award Scheme rules. The early termination as determined by the board shall not affect any subsisting rights in respect of the award shares already granted to a participant.
The following table summarizes, as of the date of this prospectus, awards we have granted to our directors and executive officers:
Name	Ordinary Shares Underlying Awards	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yu Li	*	N/A	December 12, 2022	June 23, 2032
Jinping Wang	*	N/A	December 12, 2022	June 23, 2032
Li Liu	*	N/A	December 12, 2022	June 23, 2032
Shaohua Zhou	*	N/A	December 12, 2022	June 23, 2032
Total	9,329,700

Notes:
*
Less than 1% of our total ordinary shares outstanding as of the date of this prospectus.

As of the date of this prospectus, our other officers, employees and service providers other than directors and executive officers as a group had the right to receive 52,603,300 ordinary shares under the

Share Award Scheme.

PRINCIPAL SHAREHOLDERS
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:
•
each of our directors and executive officers; and

•
each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

The calculations in the table below are based on 619,333,000 ordinary shares issued and outstanding as of the date of this prospectus, and             ordinary shares issued and outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. All of our issued and outstanding shares are fully paid.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, if any. These shares, however, are not included in the computation of the percentage ownership of any other person.
	Ordinary Shares Beneficially Owned Prior to This Offering			Ordinary Shares Beneficially Owned After This Offering
	Ordinary Shares	% Of Total Ordinary Shares†	% of Aggregate Voting Power	Ordinary Shares	% of Total Ordinary Shares	% of Aggregate Voting Power
Directors and Executive Officers**:
Ping Shu(2)	41,096,201	6.64	6.64
Yu Li	—	—	—
Jinping Wang	—	—	—
Li Liu	—	—	—
Anthony Kang Uei Tan	—	—	—
Ser Luck Teo	—	—	—
Jown Jing Vincent Lien	—	—	—
Wenhai Jiang	—	—	—
Shaohua Zhou	—	—	—
Cong Qu	—	—	—
All Directors and Executive Officers as a Group	41,096,201	6.64	6.64
Principal Shareholders:
Yong Zhang entities(1)	295,070,922	47.64	47.64
SP NP LTD(2)	41,096,201	6.64	6.64
LHY NP LTD(3)	33,115,501	5.35	5.35
ESOP Planforms(4)	61,933,000	10.00	—			—

Notes:
*
Aggregate number of shares accounts for less than 1% of our total ordinary shares outstanding as of the date of this prospectus.

**
Except as indicated otherwise below, the business address of our directors and executive officers is 1 Paya Lebar Link #09-04 PLQ 1 Paya Lebar Quarter Singapore 408533. The business address of Anthony Kang Uei Tan is 52 Crowhurst Drive Singapore 557931. The business address of Ser Luck Teo is 74 Stratton Drive Singapore 805672. The business address of Jown Jing Vincent Lien is 1 Raffles Place, 5100 Singapore.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days, if any, after the date of this prospectus.

(1)
Represents (i) 114,873,912 ordinary shares held by ZY NP LTD, an investment holding company incorporated in the British

Virgin Islands and controlled by Mr. Yong Zhang, and (ii) 180,197,010 ordinary shares held by NP United Holding Ltd, an investment holding company incorporated in the British Virgin Islands. Mr. Yong Zhang owns a 51.78% equity interest in NP United Holding Ltd through ZY NP LTD. Ms. Ping Shu, our director and chairman of the board of directors, is Mr. Yong Zhang’s spouse and owns a 16.07% equity interest in NP United Holding Ltd through SP NP LTD, an investment holding company incorporated in the British Virgin Islands and controlled by Ms. Ping Shu. Mr. Sean Yonghong Shi owns a 16.07% equity interest in NP United Holding Ltd through SYH NP LTD, an investment holding company incorporated in the British Virgin Islands and controlled by Mr. Sean Yonghong Shi. Ms. Hailey Lee, who is Mr. Sean Yonghong Shi’s spouse, owns the remaining 16.07% equity interest in NP United Holding Ltd through LHY NP LTD, an investment holding company incorporated in the British Virgin Islands and controlled by Ms. Hailey Lee.
Each of Mr. Yong Zhang and Ms. Ping Shu owns shares in their respective personal capacity and through the entities respectively controlled by them, and mutually disclaims beneficial ownership of the shares directly and indirectly held by the other person. Each of Mr. Sean Yonghong Shi and Ms. Hailey Lee owns shares in their respective personal capacity and through the entities respectively controlled by them, and mutually disclaims beneficial ownership of the shares directly and indirectly held by the other person. Mr. Yong Zhang has the power to direct the actions of NP United Holding Ltd, including the voting and disposal of NP United Holding Ltd’s equity interest in our company. Accordingly, Mr. Yong Zhang is deemed to indirectly own all of the 180,197,010 ordinary shares of our company held by NP United Holding Ltd, while Ms. Ping Shu, Mr. Sean Yonghong Shi and Ms. Hailey Lee are only entitled to their respective pro-rata economic interest in NP United Holding Ltd. The registered address of each of ZY NP LTD and NP United Holding Ltd is Trinity Chambers, P.O., Box 4301, Road Town, Tortola, British Virgin Islands.
(2)
Represents 41,096,201 ordinary shares held by SP NP LTD, an investment holding company incorporated in the British Virgin Islands and controlled by Ms. Ping Shu, our director and chairman of the board of directors. Ms. Ping Shu is Mr. Yong Zhang’s spouse. Each of Mr. Yong Zhang and Ms. Ping Shu owns shares in their respective personal capacity and through the entities respectively controlled by them, and mutually disclaims beneficial ownership of the shares directly and indirectly held by the other person. The registered office of SP NP LTD is Trinity Chambers, P.O., Box 4301, Road Town, Tortola, British Virgin Islands.

(3)
Represents 33,115,501 ordinary shares held by LHY NP LTD, an investment holding company incorporated in the British Virgin Islands and controlled by Ms. Hailey Lee. As of the date of this prospectus, Mr. Sean Yonghong Shi, who is Mr. Hailey Lee’s spouse, owns 16,963,201 ordinary shares of our company through SYH NP LTD, an investment holding company incorporated in the British Virgin Islands and controlled by Mr. Sean Yonghong Shi. Each of Mr. Sean Yonghong Shi and Ms. Hailey Lee owns shares in their respective personal capacity and through the entities respectively controlled by them, and mutually disclaims beneficial ownership of the shares directly and indirectly held by the other person. In addition, as of the date of this prospectus, Harmonious Victory Limited, a company incorporated in the British Virgin Islands, owns 14,973,000 ordinary shares of our company. Pursuant to the constitutional documents of Harmonious Victory Limited, the offspring of Mr. Sean Yonghong Shi and Ms. Hailey Lee that has reached the age of maturity has the power to direct the voting and disposal of Harmonious Victory Limited’s equity interest in our company. Each of Mr. Sean Yonghong Shi and Ms. Hailey Lee disclaims beneficial ownership of the shares held by Harmonious Victory Limited. The registered office of LHY NP LTD is Trinity Chambers, P.O., Box 4301, Road Town, Tortola, British Virgin Islands.

(4)
Represents (i) 43,353,100 ordinary shares held by Super Hi Ltd. (the “ESOP Platform I”), a company incorporated in the British Virgin Islands with limited liability and (ii) 18,579,900 ordinary shares held by Super Hi International Ltd. (the “ESOP Platform II”), a company incorporated in the British Virgin Islands with limited liability. The registered address of each of the ESOP Platform I and the ESOP Platform II is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.

We use the ESOP Platform I and the ESOP Platform II to implement the Share Award Scheme. The ESOP Platform I refers to Super Hi Ltd., a company incorporated in the British Virgin Islands with limited liability and wholly-owned by SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust I, a trust set up by our company as the settlor for the benefit of the grantees other than the directors and other connected persons of our company (as defined under the Hong Kong Listing Rules) pursuant to the Share Award Scheme. The ESOP Platform II refers to Super Hi International Ltd., a company incorporated in the British Virgin Islands with limited liability and wholly-owned by SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust II, a trust set up by our company as the settlor for the benefit of the grantees who are directors or other connected persons of our company (as defined under the Hong Kong Listing Rules) pursuant to the Share Award Scheme. We have appointed Futu Trustee Limited as the trustee for each of SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust I and SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust II.
Pursuant to the Share Award Scheme, before the awards corresponding to any underlying ordinary shares of our company held by the ESOP Platform I or the ESOP Platform II are vested, none of the ESOP Platform I, the ESOP Platform II, or their trustee is entitled to exercise any voting rights in respect of any such ordinary shares. After the related awards are vested, the underlying ordinary shares of our company will be transferred by the ESOP Platform I or the ESOP II Platform, as applicable, to the related grantees in accordance with the Share Award Scheme, and such grantees will become the beneficial owners of such ordinary shares. As of the date of this prospectus, the vesting conditions (including both service conditions and performance conditions) of the Share Award Scheme have not yet been determined and no shared understanding of the terms and conditions of the share-based payment arrangement between our company and the grantees has been reached. Therefore, no share-based payment expense has been incurred up to the date of this prospectus. Ordinary shares of our company held by the ESOP Platform I or the ESOP Platform II are issued and outstanding under Cayman Islands law. See “Management — Share Award Scheme” and notes 31 and 32 to our audited consolidated financial statements included elsewhere in this prospectus for more details.
As of the date of this prospectus, none of our ordinary shares outstanding is held by any record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for historical changes in our shareholding structure.

RELATED PARTY TRANSACTIONS
Employment Agreements and Indemnification Agreements
See “Management — Employment Agreements and Indemnification Agreements.”
Share Award Scheme
See “Management — Share Award Scheme.”
Other Related Party Transactions
Trademark license from Sichuan Haidilao.   On December 12, 2022, we entered into a trademark license agreement with Sichuan Haidilao Catering Co., Ltd. (“Sichuan Haidilao”), a limited liability company established in the PRC and controlled by Mr. Yong Zhang, our largest shareholder. Pursuant to this agreement, Sichuan Haidilao agrees to license to our company certain trademarks registered by Sichuan Haidilao, including Haidilao (“海底撈”), in all the jurisdictions where we operate on an exclusive and royalty-free basis for a perpetual term, to the extent permissible under the Hong Kong Listing Rules and relevant laws and regulations.
Transaction with Yihai.   We purchase hot pot soup flavoring and Chinese-style compound condiment products and other related supplies from Yihai International Holding Ltd., a company incorporated in the Cayman Islands with limited liability (“Yihai”) and listed on the HKEx (HKEx: 1579). Yihai is controlled by Mr. Yong Zhang, our largest shareholder. In 2021, 2022 and the six months ended June 30, 2023, US$8.6 million, US$12.1 million and US$6.6 million purchase of goods was incurred under this agreement, respectively.

DESCRIPTION OF SHARE CAPITAL
We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.
As of the date of this prospectus, our authorized share capital is US$50,000 divided into 10,000,000,000 shares, par value of US$0.000005 each, comprising (i) 619,333,000 ordinary shares and (ii) 9,380,667,000 ordinary shares of such class or classes (however designated) as the board of directors may determine in accordance with our currently effective memorandum and articles of association. As of the date of this prospectus, 619,333,000 ordinary shares are issued and outstanding. Following completion of this offering, we will have      ordinary shares issued and outstanding, assuming the underwriters do not exercise the option to purchase additional ADSs. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.
Our Memorandum and Articles of Association
The following are summaries of material provisions of our currently effective memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.
Objects of Our Company.   Under our currently effective memorandum and articles of association, the objects of our company are unrestricted and we have and are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.
Classes of Shares.   The share capital of our company consists of ordinary shares.
Voting Rights and Right to Demand a Poll.   Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting on a poll every member present in person or by proxy or, in the case of a member being a corporation, by its duly authorized representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or installments is treated for the foregoing purposes as paid up on the share. A member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.
At any general meeting a resolution put to the vote of the meeting is to be decided by way of a poll save that the chairman of the meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case every member present in person (or being a corporation, is present by a duly authorized representative), or by proxy(ies) shall have one vote provided that where more than one proxy is appointed by a member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. Votes (whether on a show of hands or by way of poll) may be cast by such means, electronic or otherwise, as the directors or the chairman of the meeting may determine.
Any corporation which is a member may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any meeting of our company or at any meeting of any class of members. The person so authorized shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member and such corporation shall for the purposes of our articles of association be deemed to be present in person at any such meeting if a person so authorized is present thereat.
If a recognized clearing house (or its nominee(s)) is a member of our company it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting of our company or at any meeting of any class of members of our company provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision shall be deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of the shares of our company held by that clearing house (or its nominee(s)) including, the right to speak and to vote, and where a show of hands is allowed, the right to vote individually on a show of hands.
All members have the right to speak and vote at a general meeting except where a member is required, by the rules of the HKEx, to abstain from voting to approve the matter under consideration.
Where our company has any knowledge that any member is, under the rules of the HKEx, required to abstain from voting on any particular resolution of our company or restricted to voting only for or only against any particular resolution of our company, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.
Dividends.   Our company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by the board. Dividends may be declared and paid out of the profits of our company, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed. With the sanction of an ordinary resolution dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act.
Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide, (i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect whereof the dividend is paid but no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the share and (ii) all dividends shall be apportioned and paid pro rata according to the amount paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. The directors may deduct from any dividend or other monies payable to any member or in respect of any shares all sums of money (if any) presently payable by him to our company on account of calls or otherwise.
Whenever the board or our company in general meeting has resolved that a dividend be paid or declared on the share capital of our company, the board may further resolve either (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the members entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment, or (b) that members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the board may think fit.
Our company may also upon the recommendation of the board by an ordinary resolution resolve in respect of any one particular dividend of our company that it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.
Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address, or in the case of joint holders, addressed to the holder whose name stands first in the register of our company in respect of the shares at his address as appearing in the register or addressed to such person and at such addresses as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to our company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.
Whenever the board or our company in general meeting has resolved that a dividend be paid or declared the board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.
All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the board for the benefit of our company until claimed and our company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the board and shall revert to our company.

No dividend or other monies payable by our company on or in respect of any share shall bear interest against our company.
Annual General Meetings and Extraordinary General Meetings.   Our company must hold an annual general meeting of our company every financial year and such general meeting must be held within six (6) months after the end of our company’s financial year unless a longer period would not infringe the rules of the HKEx.
Extraordinary general meetings may be convened on the requisition of one or more members holding, at the date of deposit of the requisition, not less than one-tenth of the paid up capital of our company having the right of voting at general meetings, on a one vote per share basis. Such requisition shall be made in writing to the board or the secretary for the purpose of requiring an extraordinary general meeting to be called by the board for the transaction of any business or resolution specified in such requisition. Such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit, the board fails to proceed to convene such meeting, the requisitionist(s) himself/herself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the board shall be reimbursed to the requisitionist(s) by our company.
An annual general meeting must be called by notice of not less than twenty-one (21) clear days. All other general meetings must be called by notice of at least fourteen (14) clear days. The notice is exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time and place of the meeting and particulars of resolutions to be considered at the meeting and, in the case of special business, the general nature of that business.
In addition, notice of every general meeting must be given to all members of our company other than to such members as, under the provisions of our memorandum and articles of association or the terms of issue of the shares they hold, are not entitled to receive such notices from our company, and also to, among others, the auditors for the time being of our company.
Any notice to be given to or by any person pursuant to our memorandum and articles of association may be served on or delivered to any member of our company personally, by post to such member’s registered address or by advertisement in newspapers in accordance with the requirements of the HKEx. Subject to compliance with Cayman Islands law and the rules of the HKEx, notice may also be served or delivered by our company to any member by electronic means.
All business that is transacted at an extraordinary general meeting and at an annual general meeting is deemed special, save that in the case of an annual general meeting, each of the following business is deemed an ordinary business:
(A)   the declaration and sanctioning of dividends;
(B)   the consideration and adoption of the accounts and balance sheet and the reports of the directors and the auditors;
(C)   the election of directors in place of those retiring;
(D)   the appointment of auditors and other officers; and
(E)   the fixing of the remuneration of the directors and of the auditors.
No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment of a chairman. The quorum for a general meeting shall be two members present in person (or, in the case of a member being a corporation, by its duly authorized representative) or by proxy or, for quorum purposes only, two persons appointed by the clearing house as authorized representative or proxy, and entitled to vote. In respect of a separate class meeting (other than an adjourned meeting) convened to sanction the modification of class rights the necessary quorum shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of that class.
Any member of our company entitled to attend and vote at a meeting of our company is entitled to appoint another person as his proxy to attend and vote instead of him. A member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of our company or at a class meeting. A proxy need not be a member of our company and is entitled to exercise the same powers on behalf of a member who is an individual and for whom he acts as proxy as such member could exercise. In addition, a proxy is entitled to exercise the same powers on behalf of a member which is a corporation and for which he acts as proxy as such member could exercise as if it were an individual member. Votes may be given either personally (or, in the case of a member being a corporation, by its duly authorized representative) or by proxy.
Special and ordinary resolutions.   A special resolution of our company must be passed by a majority of not less than three-fourths of the votes cast by such members as, being entitled so to do, vote in person or, in the case of such members as are corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting of which notice has been duly given in accordance with our memorandum and articles of association.
Under the Companies Act, a copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands within fifteen (15) days of being passed.
An ordinary resolution is defined in our articles of association to mean a resolution passed by a simple majority of the votes of such members of our company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting of which notice has been duly given in accordance with our articles of association.
Variation of Rights of Existing Shares or Classes of Shares.   Subject to the Companies Act, if at any time the share capital of our company is divided into different classes of shares, all or any of the special rights attached to the shares or any class of shares may (unless otherwise provided for by the terms of issue of that class) be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting the provisions of our articles of association relating to general meetings will mutatis mutandis apply, but so that the necessary quorum (other than at an adjourned meeting) shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of that class and at any adjourned meeting two holders present in person or by proxy (whatever the number of shares held by them) shall be a quorum. Every holder of shares of the class shall be entitled to one vote for every such share held by him.
Any special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.
Alteration of Capital.   Our company may by ordinary resolution of its members:
(A)   increase its share capital by the creation of new shares;
(B)   consolidate all or any of its capital into shares of larger amount than its existing shares;
(C)   divide its shares into several classes and attach to such shares any preferential, deferred, qualified or special rights, privileges, conditions or restrictions as our company in general meeting or as the directors may determine;
(D)   subdivide its shares or any of them into shares of smaller amount than is fixed by our memorandum and articles of association; or
(E)   cancel any shares which, at the date of passing of the resolution, have not been taken and diminish the amount of its capital by the amount of the shares so cancelled.
Our company may reduce its share capital or any capital redemption reserve or other undistributable reserve in any way by special resolution.
Transfer of Shares.   All transfers of shares may be effected by an instrument of transfer in the usual or common form or in a form prescribed by the HKEx or in such other form as the board may approve and which may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the board may approve from time to time.
Notwithstanding the foregoing, for so long as any shares are listed on the HKEx, titles to such listed shares may be evidenced and transferred in accordance with the laws applicable to and the rules and regulations of the HKEx that are or shall be applicable to such listed shares. The register of members in respect of its listed shares (whether the principal register or a branch register) may be kept by recording the particulars required by Section 40 of the Companies Act in a form otherwise than legible if such recording otherwise complies with the laws applicable to and the rules and regulations of the HKEx that are or shall be applicable to such listed shares.
The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the board may dispense with the execution of the instrument of transfer by the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect of that share.
The board may, in its absolute discretion, at any time transfer any share upon the principal register to any branch register or any share on any branch register to the principal register or any other branch register.
The board may decline to recognize any instrument of transfer unless a fee (not exceeding the maximum sum as the HKEx may determine to be payable) determined by the directors is paid to our company, the instrument of transfer is properly stamped (if applicable), it is in respect of only one class of share and is lodged at the relevant registration office or registered office or such other place at which the principal register is kept accompanied by the relevant share certificate(s) and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).
The registration of transfers may be suspended and the register closed on giving notice by advertisement in any newspaper or by any other means in accordance with the requirements of the HKEx, at such times and for such periods as the board may determine. The register of members must not be closed for periods exceeding in the whole thirty (30) days in any year.
Subject to the above, fully paid shares are free from any restriction on transfer and free of all liens in favor of our company.
Power of Our Company to Purchase its Own Shares.   Our company is empowered by the Companies Act and our articles of association to purchase our own shares subject to certain restrictions and the board may only exercise this power on behalf of our company subject to any applicable requirements imposed from time to time by the HKEx. The board may accept the surrender for no consideration of any fully paid share.
Power of any subsidiary of our company to own shares in our company.   There are no provisions in our memorandum and articles of association relating to ownership of shares in our company by a subsidiary.
Calls on Shares and Forfeiture of Shares.   The board may from time to time make such calls upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium). A call may be made payable either in one lump sum or by installments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding twenty per cent. (20%) per annum as the board may agree to accept from the day appointed for the payment thereof to the time of actual payment, but the board may waive payment of such interest wholly or in part. The board may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the monies uncalled and unpaid or installments payable upon any shares held by him, and upon all or any of the monies so advanced our company may pay interest at such rate (if any) as the board may decide.
If a member fails to pay any call on the day appointed for payment thereof, the board may serve not less than fourteen (14) clear days’ notice on him requiring payment of so much of the call as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment and stating that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.
If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the board to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture.
A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, notwithstanding, remain liable to pay to our company all monies which, at the date of forfeiture, were payable by him to our company in respect of the shares, together with (if the board shall in its discretion so require) interest thereon from the date of forfeiture until the date of actual payment at such rate not exceeding twenty per cent. (20%) per annum as the board determines.
Liquidation.   A resolution that our company be wound up by the court or, unless otherwise provided by the Companies Act, be wound up voluntarily shall be a special resolution. Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:
(A)
if our company is wound up and the assets available for distribution amongst the members of our company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively; and

(B)
if our company is wound up and the assets available for distribution amongst the members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

If our company is wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Companies Act divide among the members in specie or kind the whole or any part of the assets of our company whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator, with the like authority, shall think fit, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.
Redemption, Repurchase and Surrender of Shares.   We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by ordinary resolutions. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Issuance of Additional Shares.   Subject to the provisions of the Companies Act and our memorandum and articles of association and to any special rights conferred on the holders of any shares or class of shares, any share may be issued (a) with or have attached thereto such rights, or such restrictions, whether with regard to dividend, voting, return of capital, or otherwise, as the directors may determine, or (b) on terms that, at the option of our company or the holder thereof, it is liable to be redeemed.
The board may issue warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for any class of shares or securities in the capital of our company on such terms as it may determine.
Subject to the provisions of the Companies Act and our memorandum and articles of association and, where applicable, the rules of the HKEx and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, all unissued shares in our company are at the disposal of the board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times, for such consideration and on such terms and conditions as it in its absolute discretion thinks fit, but so that no shares shall be issued at a discount to their nominal value.
Neither our company nor the board is obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever
Inspection of Books and Records.   The board shall cause true accounts to be kept of the sums of money received and expended our company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of our company and of all other matters required by the Companies Act or necessary to give a true and fair view of our company’s affairs and to explain its transactions.
The accounting records must be kept at the registered office or at such other place or places as the board decides and shall always be open to inspection by any director. No member (other than a director) shall have any right to inspect any accounting record or book or document of our company except as conferred by law or authorized by the board or our company in general meeting. However, an exempted company must make available at its registered office in electronic form or any other medium, copies of its books of account or parts thereof as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act of the Cayman Islands.
A copy of every balance sheet and profit and loss account (including every document required by law to be annexed thereto) which is to be laid before our company at its general meeting, together with a printed copy of the directors’ report and a copy of the auditors’ report, shall not less than twenty-one (21) days before the date of the meeting and at the same time as the notice of annual general meeting be sent to every person entitled to receive notices of general meetings of our company under the provisions of our memorandum and articles of association; however, subject to compliance with all applicable laws, including the rules of the HKEx, we may send to such persons summarized financial statements derived from our company’s annual accounts and the directors’ report instead provided that any such person may by notice in writing served on our company, demand that our company sends to him, in addition to summarized financial statements, a complete printed copy of our company’s annual financial statement and the directors’ report thereon.
At the annual general meeting or at a subsequent extraordinary general meeting in each year, the members shall by ordinary resolution appoint an auditor to audit the accounts of our company and such auditor shall hold office until the next annual general meeting. Moreover, the members may, at any general meeting, by ordinary resolution remove the auditor at any time before the expiration of his terms of office and shall by ordinary resolution at that meeting appoint another auditor for the remainder of his term. The remuneration of the auditors shall be fixed by an ordinary resolution passed at a general meeting or in such manner as the members may by ordinary resolution determine.
The financial statements of our company shall be audited by the auditor in accordance with generally accepted auditing standards which may be those of a country or jurisdiction other than the Cayman Islands. The auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the auditor must be submitted to the members in general meeting.

Anti-Takeover Provisions.   Some provisions of our articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provision that only one-third of the board of directors is up for election during each annual general meeting.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Exempted Company.   We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:
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does not have to file an annual return of its shareholders with the Registrar of Companies;

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is not required to open its register of members for inspection;

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does not have to hold an annual general meeting;

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may issue negotiable or bearer shares or shares with no par value;

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may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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may register as a limited duration company; and

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may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
Differences in Corporate Law
The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements.   The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation that is effected in compliance with these statutory procedures.
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90.0% of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, or (b) a majority in number representing 75% in value of the creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
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the statutory provisions as to the required majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition, which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two- month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits.   In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles

(namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:
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a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholders);

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the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.   Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our currently effective memorandum and articles of association provide that we shall indemnify our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our currently effective memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties.   Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Action by Written Consent.   Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our currently effective memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder Proposals.   Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association allow any one or more of our shareholders who together hold shares that carry in aggregate not less than one-tenth of the paid up capital of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our currently effective memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings but our articles of association requires us to have an annual general meeting held in each financial year.
Cumulative Voting.   Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our currently effective memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors.   Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our currently effective memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or has a receiving order or makes any arrangement or composition with his creditors; (ii) dies or becomes of unsound mind; (iii) resigns his office by notice in writing or tendered at a board meeting; (iv) without special leave of absence from our board, is absent from meetings of our board for six consecutive months and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.
Transactions with Interested Shareholders.   The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two- tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties, which they owe to our company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders. Our articles of association also provides that where our company has knowledge that any of our shareholders is, under the rules and regulations of the HKEx, required to abstain from voting on any particular resolution of our company or restricted to voting only for or only against any particular resolution of our company, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction is not to be counted.
Dissolution; Winding up.   Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our currently effective memorandum and articles of association, our company may be dissolved, liquidated, or wound up by a special resolution of our shareholders.
Variation of Rights of Shares.   Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our currently effective memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of at least three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.
Amendment of Governing Documents.   Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our currently effective memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.
Rights of Non-Resident or Foreign Shareholders.   There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.
History of Securities Issuances
The following is a summary of our securities issuances in the past three years.
Ordinary shares
On May 6, 2022, we issued one ordinary share to Charlotte Clote at par value US$0.000005, which was transferred to Newpai Ltd. (“Newpai”), a wholly-owned subsidiary of HDL Group, on the same date. On

June 1, 2022, we issued two ordinary shares to Newpai in exchange for loan capitalization of US$471,336,000 and cash injection of US$23,144,000.
On December 12, 2022, we issued 43,353,100 ordinary shares, 18,579,900 ordinary shares and 557,399,997 ordinary shares at par value US$0.000005 to the ESOP Platform I, the ESOP Platform II and Newpai, respectively. We use the ESOP Platform I and the ESOP Platform II to implement the Share Award Scheme. The ESOP Platform I refers to Super Hi Ltd., a company incorporated in the British Virgin Islands with limited liability and wholly-owned by SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust I, a trust set up by our company as the settlor for the benefit of the grantees other than the directors and other connected persons of our company (as defined under the Hong Kong Listing Rules) pursuant to the Share Award Scheme. The ESOP Platform II refers to Super Hi International Ltd., a company incorporated in the British Virgin Islands with limited liability and wholly-owned by SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust II, a trust set up by our company as the settlor for the benefit of the grantees who are directors or other connected persons of our company (as defined under the Hong Kong Listing Rules) pursuant to the Share Award Scheme. We have appointed Futu Trustee Limited as the trustee for each of SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust I and SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust II.
Our ordinary shares have been listed on the HKEx since December 30, 2022 under the stock code “9658.” The Hong Kong listing of our ordinary shares was achieved through HDL Group’s distribution (the “Distribution”) of 100% of its equity interest in SUPER HI INTERNATIONAL HOLDING LTD. (held by Newpai) to qualified holders of HDL Group’s ordinary shares as of the close of business on the record date of December 20, 2022 (the “Record Date”). Each qualified holder of HDL Group’s ordinary shares of record received one ordinary share of our company for every ten shares of HDL Group’s ordinary shares that it held on the Record Date. Following the Distribution, we became an independent, publicly-traded company and HDL Group retains no ownership interest in our company.
We have granted awards to receive our ordinary shares to certain of our directors, executive officers, employees and service providers under the Share Award Scheme, for their past and future services. See “Management — Share Award Scheme.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
         , as depositary, will register and deliver the ADSs. Each ADS will represent ownership of         ordinary shares, deposited with       , as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at        . The principal executive office of the depositary is located at        .
The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.
We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs. See “— Jurisdiction and Arbitration.”
The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”
Holding the ADSs
How will you hold your ADSs?
You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
Dividends and Other Distributions
How will you receive dividends and other distributions on the shares?
The depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.
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Cash.   The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis and can transfer the U.S. dollars to the United States, and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those

ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.
Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.
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Shares.   For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

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Elective Distributions in Cash or Shares.   If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first timely instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

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Rights to Purchase Additional Shares.   If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall, having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper, distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).
U.S. securities laws may restrict transfers and cancellation of the ADSs represented by ordinary shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.
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Other Distributions.   Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.
Deposit, Withdrawal and Cancellation
How are ADSs issued?
The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.
Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sales — Lock-up Agreements.”
How do ADS holders cancel an American Depositary Share?
You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.
How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?
You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.
Voting Rights
How do you vote?
You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.
If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given to the depositary or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received by the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.
We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.
The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.
In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.
Compliance with Regulations
Information Requests
Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.
Disclosure of Interests
Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of Nasdaq and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.
Fees and Expenses
As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):
Service	Fees

•
To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$ per ADS issued
• Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to US$ per ADS cancelled
• Distribution of cash dividends	Up to US$ per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$ per ADS held
• Distribution of ADSs pursuant to exercise of rights.	Up to US$ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$ per ADS held
• Depositary services	Up to US$ per ADS held on the applicable record date(s) established by the depositary bank
As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:
•
Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•
Expenses incurred for converting foreign currency into U.S. dollars.

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Expenses for cable, telex and fax transmissions and for delivery of securities.

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Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•
Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•
Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•
Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.
The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.
In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.
The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.
Payment of Taxes
You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay you any net proceeds, or send you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers
If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.
Distribute securities on the ordinary shares that are not distributed to you, or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.
How may the deposit agreement be terminated?
The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.
After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.
Books of Depositary
The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to our company, the ADRs and the deposit agreement.
The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.
Limitations on Obligations and Liability
Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs
The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:
•
are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•
are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, of the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•
are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

•
are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•
are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•
are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•
may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•
disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•
disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) for the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) for any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.
In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
Jurisdiction and Arbitration
The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in federal or state courts.
Jury Trial Waiver
The deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law.
Requirements for Depositary Actions
Before the depositary will issue, deliver or register a transfer of an ADS, split up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:
•
payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•
satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•
compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.
Your Right to Receive the Shares Underlying Your ADSs
You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:
•
when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•
when you owe money to pay fees, taxes and similar charges;

•
when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•
for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.
This right of withdrawal may not be limited by any other provision of the deposit agreement.
Direct Registration System
In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

CONVERSION BETWEEN ORDINARY SHARES AND ADSs
Dealings and Settlement of ordinary shares in Hong Kong
Dealings in our ordinary shares on the HKEx are conducted in Hong Kong dollars. Our ordinary shares are traded on the HKEx in board lots of 1,000 ordinary shares. The transaction costs of dealings in our ordinary shares on the HKEx include:
•
Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;

•
SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

•
FRC transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;

•
trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;

•
transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

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ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;

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stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;

•
brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and

•
charge by the Hong Kong Share Registrar between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong listing rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the HKEx through their brokers directly or through custodians. For an investor who has deposited his/her ordinary shares in his/her stock account or in his/her designated CCASS Participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his/her broker or custodian before the settlement date.
An investor may arrange with his/her broker or custodian on a settlement date in respect of his/her trades executed on the HKEx. Under the Listing Rules and the General Rules of CCASS and CCASS Operational Procedures in effect from time to time, the date of settlement must be the second business day (a day on which the settlement services of CCASS are open for use by CCASS Participants) following the trade date (T+2). For trades settled under CCASS, the General Rules of CCASS and CCASS Operational Procedures in effect from time to time provided that the defaulting broker may be compelled to compulsorily buy-in by HKSCC the day after the date of settlement (T+3), or if it is not practicable to do so on T+3, at any time thereafter. HKSCC may also impose fines from T+2 onwards.
Our ADSs
Our ADSs will be traded on [the New York Stock Exchange/Nasdaq Stock Market]. Dealings in our ADSs will be conducted in U.S. Dollars. ADSs may be held either:
•
directly: (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in the holder’s name; or (ii) by having uncertified ADSs in the direct registration system, which is a system administered by The Depository Trust Company; or

•
indirectly, through a broker or other financial institution.

The depositary for our ADSs is [         ], whose principal executive office is located at [       ].
Converting Ordinary Shares Trading in Hong Kong to ADSs
An investor who holds ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on [the New York Stock Exchange/Nasdaq Stock Market] must deposit or have his or her broker deposit the ordinary shares with the Depositary’s Hong Kong custodian, [          ], in exchange for ADSs. A deposit of ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:
•
If ordinary shares have been deposited with CCASS, the investor must transfer ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.

•
If ordinary shares are held outside CCASS, the investor must arrange to deposit his or her ordinary shares into the CCASS for delivery to the depositary’s account with the custodian within CCASS, and must submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.

•
Upon payment of its fees and expenses, payment or net of the depositary’s fees and expenses, and payment of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will register the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated by an investor or his or her broker if such ADSs are to be held in book-entry form through DTC’s “Direct Registration System.”

For ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.
Converting ADSs to Ordinary Shares Trading in Hong Kong
An investor who holds ADSs and who intends to convert his or her ADSs into ordinary shares that trade on the HKEx must cancel the ADSs the investor holds, withdraw ordinary shares from our ADS program and cause his or her broker or other financial institution to trade such ordinary shares on the HKEx.
An investor that holds ADSs indirectly through a broker or other financial institution should follow the procedure of the broker or financial institution and instruct the broker to arrange for cancelation of the ADSs and transfer of the underlying ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account. For investors holding ADSs directly, the following steps must be taken:
•
To withdraw ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.

•
Upon payment or net of its fees, payment of CCASS’ fees and expenses, and payment of expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will instruct the custodian to deliver ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.

•
If an investor prefers to receive ordinary shares outside CCASS, he or she must receive ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register ordinary shares in their own names with the Hong Kong share registrar.

For ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions.
For ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the ordinary shares on the HKEx until the procedures are completed.
Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancelations. In addition, completion of the above steps and procedures for delivery for ordinary shares in a CCASS account is subject to there being a sufficient number of ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of ordinary shares on the Hong Kong share register to facilitate such withdrawals.
Depositary Requirements
Before the depositary delivers ADSs or permits withdrawal of ordinary shares, the depositary may require:
•
payment of all amounts required pursuant to the deposit agreement, including the issuance and cancellation fees therein, any stock transfer or other tax or other governmental charges and any stock transfer or registration fees in effect;

•
production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•
compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including completion and presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers, and cancellations of ADSs generally when the transfer books of the depositary or our Hong Kong share or Cayman Islands share registrar are closed or at any time if the depositary or we determine it advisable to do so, subject to such refusal complying with U.S. federal securities laws.
All costs attributable to the transfer of ordinary shares to effect a withdrawal from or deposit of ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of ordinary shares and ADSs should note that the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong listing rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of ordinary shares and ADSs must pay up to US$5.00 per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of ordinary shares into, or withdrawal of ordinary shares from, our ADS program.

SHARES ELIGIBLE FOR FUTURE SALE
Before this offering, no public market existed in the United States for our ordinary shares or the ADSs. Upon completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, we will have        ADSs outstanding, representing approximately     % of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. We intend to apply to list the ADSs on [the New York Stock Exchange/Nasdaq Stock Market], but we cannot assure you that a regular trading market will develop for the ADSs. Our ordinary shares are and, following the completion of this offering, will continue to be listed on the HKEx and we will apply for admission of         new ordinary shares to be issued to trading on the HKEx as a result of this offering.
Lock-up Agreements
[We, our executive officers, directors and certain shareholders have agreed, for a period of 180 days after the date of this prospectus and subject to specified exceptions, not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act; or otherwise dispose of any ADSs or ordinary shares, options or warrants to acquire ADSs or ordinary shares, or securities exchangeable or exercisable for or convertible into ADSs or ordinary shares currently or hereafter owned either of record or beneficially; or publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters.] See “Underwriting” for more details.
In addition, through a letter agreement, we have instructed [         ], as depositary, not to accept any deposit of any ordinary shares or issues any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance. We have also agreed not to provide such consent without the prior written consent of the representatives of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.
We are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.
Rule 144
All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:
•
1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal approximately         ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•
the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION
The following summary of Cayman Islands, Singapore and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, Singapore and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our counsel as to Cayman Islands law. To the extent that the discussion relates to matters of Singapore tax law, it represents the opinion of Drew & Napier LLC, our counsel as to Singapore law.
Cayman Islands Tax Considerations
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Pursuant to the Tax Concessions Act of the Cayman Islands, our company has obtained an undertaking:
(1)
that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to our company or its operations; and

(2)
that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of our company.

The undertaking for our company is for a period of twenty years from May 25, 2022.
Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax.
No stamp duty is payable in respect of the issue of shares by our company and no stamp duty is payable on transfers of shares of our company provided our company does not hold any interest in land in the Cayman Islands.
Singapore Tax Considerations
The following discussion is a summary of Singapore income tax, goods and services tax and stamp duty considerations relevant to the acquisition, ownership and disposition of ADSs or our ordinary shares. The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of the ADSs or our ordinary shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective shareholders are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of the ADSs and our ordinary shares, taking into account their own particular circumstances. It is emphasized that neither we nor any other persons involved in this prospectus accept responsibility for any tax effects or liabilities resulting from the acquisition, holding or disposal of the ADSs or our ordinary shares.

Income Tax
Under the Income Tax Act 1947 of Singapore, a company established outside Singapore but whose governing body, being the board of directors, usually exercises de facto control and management of its business in Singapore could be considered tax residents in Singapore. However, such control and management of the business should not be deemed to be in Singapore if physical board meetings are conducted outside of Singapore. Where board resolutions are passed in the form of written consent signed by the directors each acting in their own jurisdictions, or where the board meetings are held by teleconference or videoconference, it is possible that the place of de facto control and management will be considered to be where the majority of the board are located when they sign such consent or attend such conferences.
We believe that SUPER HI INTERNATIONAL HOLDING LTD. is not a Singapore tax resident for Singapore income tax purposes. However, the tax resident status of SUPER HI INTERNATIONAL HOLDING LTD. is subject to determination by the Inland Revenue Authority of Singapore, or IRAS, and uncertainties remain with respect to our tax residence status. See “Risk Factors — Risks Related to Our Business and Industry — It is not certain if we will be classified as a Singapore tax resident” for a discussion of the Singapore tax consequences to non-resident investors if SUPER HI INTERNATIONAL HOLDING LTD. is deemed to be a Singapore tax resident. The statements below are based on the assumption that SUPER HI INTERNATIONAL HOLDING LTD. is not a tax resident in Singapore for Singapore income tax purposes.
Dividends With Respect to the ADSs or Our Ordinary Shares
Where SUPER HI INTERNATIONAL HOLDING LTD. is not considered a tax resident in Singapore for Singapore income tax purposes, the dividend payments made by SUPER HI INTERNATIONAL HOLDING LTD. would be considered sourced outside Singapore (unless the ADSs or our ordinary shares are held as part of a trade or business carried out in Singapore, in which case the holders of the ADSs or our ordinary shares may be taxed on the dividends distributed to them). Foreign-sourced dividends received or deemed to be received in Singapore by non-resident individuals are exempt from Singapore income tax. This exemption also applies to Singapore tax resident individuals who have received or, are deemed to have received his foreign-sourced income in Singapore on or after January 1, 2004 (except where such income is received through a partnership in Singapore).
Foreign-sourced dividends received or deemed to be received in Singapore by corporate investors who do not have a business presence in Singapore, are not tax resident in Singapore, and who do not have a permanent establishment or tax presence in Singapore, will generally not be subject to income tax in Singapore. Foreign-sourced dividends received or deemed to be received in Singapore by corporate investors who are tax residents in Singapore will generally be subject to Singapore income tax. Since SUPER HI INTERNATIONAL HOLDING LTD. is a company incorporated in the Cayman Islands, and the prevailing rate of tax in the Cayman Islands, being a tax of a similar character to the Singapore income tax, is 0%, dividends received in Singapore by resident corporate investors would be subject to Singapore income tax at the prevailing rate of 17%.
Dividends received in respect of the ADSs or our ordinary shares whether by a Singapore tax resident or a non-Singapore tax resident as a shareholder are not subject to any withholding tax in Singapore.
Gains With Respect to Disposition of the ADSs or Our Ordinary Shares
There is no capital gain tax in Singapore and there is no specific law or regulation in Singapore dealing with the characterization of a gain as income or capital in nature. Gains arising from disposition of the ADSs or our ordinary shares may be construed as income and subject to Singapore income tax if they arise from or are otherwise connected with a trade or business activity in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or business or an ordinary incident of some other business activity, if the ADSs or our ordinary shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes in Singapore. Conversely, gains from disposition of the ADSs or our ordinary shares in Singapore, if considered as capital gains rather than income by the IRAS, are at present not taxable in Singapore. However, it should be noted that with effect from January 1, 2024, gains from the sale or disposal of moveable or immovable property situated outside Singapore (“Foreign Assets”) on or after January 1, 2024 that are received by an entity of a relevant group in Singapore from outside Singapore, will be treated as income chargeable to tax under section 10(1)(g) of the Income Tax Act 1947 of Singapore. See “Risk Factors — Risks Related to Our Business and Industry — It is not certain if we will be classified as a Singapore tax resident” for further description of the upcoming amendments to the Income Tax Act 1947 of Singapore.
For corporate shareholders who are subject to Singapore income tax treatment under Section 34A of the Income Tax Act 1947 of Singapore in relation to the adoption of Financial Reporting Standard 39 — Financial Instruments: Recognition and Measurement, or FRS 39, for accounting purposes, they may be required to recognize gains or losses (not being gains or losses in the nature of capital) even though no sale or disposal of the ADSs or our ordinary shares has been made. Our corporate shareholders who may be subject to such provisions should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, ownership and disposition of the ADSs and our ordinary shares arising from the adoption of FRS 39.
Notwithstanding the above, foreign investors may claim that the gains from disposition of their ADSs or ordinary shares are not received in Singapore (so that such gains will not be subject to Singapore income tax) if (i) the foreign investor is not a tax resident in Singapore, (ii) the foreign investor does not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and (iii) the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of the ADSs or our ordinary shares is performed outside of Singapore.
Goods and Services Tax
The issuance of the ADSs or our ordinary shares in connection with this offering is not subject to Singapore goods and services tax, or GST.
The sale of the ADS or our ordinary shares by a GST-registered investor resident in Singapore to another person resident in Singapore is an exempt tax supply not subject to GST. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in connection with the making of this exempt supply is generally not recoverable and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the GST legislation or satisfies certain GST concessions.
Where the ADS or our ordinary shares are sold by a GST-registered investor in the course or furtherance of a business carried on by such an investor to a person resident outside Singapore (and who is outside Singapore at the time of supply), the sale is a taxable supply subject to GST at a zero rate (i.e., 0%). Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in making this zero-rated supply for the purpose of his business will, subject to the provisions of the GST legislation, be recoverable from the Comptroller of GST.
Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of the ADSs or our ordinary shares.
Services such as brokerage and handling services rendered by a GST-registered person to an investor resident in Singapore in connection with the investor’s purchase or sale of the ADSs or our ordinary shares will be subject to GST at the prevailing rate (currently 8% and will increase to 9% on January 1, 2024). Similar services rendered contractually to an investor resident outside Singapore should, subjection to certain conditions, qualify for zero-rating (i.e., subject to GST at zero rate).
Stamp Duty
No stamp duty is payable on the subscription and issuance of the ADSs and our ordinary shares. As our company is incorporated in the Cayman Islands and the ADSs and our ordinary shares are not registered in any register kept in Singapore, no stamp duty is payable in Singapore on any instrument of transfer upon a sale or gift of the ADSs or our ordinary shares.

United States Federal Income Tax Considerations
The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in the ADSs or our ordinary shares in the offering. This discussion is based on the federal income tax laws of the United States as of the date of this prospectus, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or IRS, and other applicable authorities, all as of the date of this prospectus. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.
This discussion applies only to a United States Holder (as defined below) that holds ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:
•
banks and other financial institutions;

•
insurance companies;

•
regulated investment companies;

•
real estate investment trusts;

•
brokers or dealers in stocks and securities, or currencies;

•
persons who use or are required to use a mark-to-market method of accounting;

•
certain former citizens or residents of the United States subject to Section 877 of the Code;

•
entities subject to the United States anti-inversion rules;

•
tax-exempt organizations and entities;

•
persons subject to the alternative minimum tax provisions of the Code;

•
persons whose functional currency is other than the United States dollar;

•
persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•
persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•
persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•
partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

•
persons that held, directly, indirectly or by attribution, ordinary shares or other ownership interests in us prior to this offering.

Except as described below, this discussion does not address any reporting obligations that may be applicable to persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States. This discussion also does not address any non-U.S. tax, alternative minimum tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income.
If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds the ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or partner in a partnership holding ADSs or ordinary shares should consult its own tax advisors regarding the tax consequences of investing in and holding the ADSs or ordinary shares.
THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.
For purposes of the discussion below, a “United States Holder” is a beneficial owner of the ADSs or ordinary shares that is, for United States federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.
ADSs
It is generally expected that a United States Holder of ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. The remainder of this discussion assumes that a United States Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs generally is not expected to be subject to United States federal income tax.
Dividends and Other Distributions on the ADSs or Our Ordinary Shares
Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution that we make to you with respect to the ADSs or ordinary shares will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code with respect to certain dividends.
Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, common or ordinary shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the [New York Stock Exchange/Nasdaq Stock Market], as the ADSs (but not our ordinary shares) are expected to be. Based on existing guidance, it is unclear whether the ordinary shares will be considered readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States. In addition, there can be no assurance that our ADSs will be considered readily tradeable on an established securities market in later years.
Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold the ADSs or our ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code.
You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or our ordinary shares, as well as the effect of any change in applicable law after the date of this prospectus.
For purposes of calculating your foreign tax credit limitation, dividends paid to you with respect to the ADSs or our ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.
Disposition of the ADSs or Our Ordinary Shares
You will recognize gain or loss on a sale or exchange of the ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “— Passive Foreign Investment Company” below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, which has held the ADSs or ordinary shares for more than one year, are currently eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.
Any gain or loss that you recognize on a disposition of the ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes.
Passive Foreign Investment Company
A non-United States corporation such as SUPER HI INTERNATIONAL HOLDING LTD., will be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, after applying applicable look-through rules, either:
•
at least 75% of its gross income for such year is passive income; or

•
at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (“asset test”).

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
Based on the historical, current and anticipated value of our assets, the composition of our income and assets and the expected price of the ADSs in this offering, we do not expect to be a PFIC for our prior taxable year ending December 31, 2023. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for our prior taxable year ending December 31, 2023, or for any future taxable year or that the IRS will not take a contrary position.
Changes in the composition of our income or composition of our assets may cause us to become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill not reflected on our balance sheet (which may depend upon the market value of the ADSs from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. In estimating the value of our goodwill, we have taken into account our anticipated market capitalization following the listing of the ADSs on [the New York Stock Exchange/Nasdaq Stock Market]. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill, which may result in our being or becoming a PFIC for the current or one or more future taxable years.
If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we were to cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.
If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including, in some circumstances, a pledge, of ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:
•
the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•
the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

•
the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares and any of our non-United States subsidiaries or other corporate entities in which we own equity interests for U.S. federal income tax purposes is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States entity classified as a PFIC (each such entity, a lower tier PFIC) for purposes of the application of these rules. You should consult your own tax advisor regarding the application of the PFIC rules to any of our lower tier PFICs.
As an alternative to the foregoing rules, a United States Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met.

Marketable stock is stock that is regularly traded on a qualified exchange or other market under applicable Treasury regulations. We expect that the ADSs, but not our ordinary shares, will be listed on the [New York Stock Exchange/Nasdaq Stock Market], which is a qualified exchange for these purposes. Consequently, if the ADSs are listed on the [New York Stock Exchange/Nasdaq Stock Market] and are regularly traded, we expect that the mark-to-market election would be available to a United States Holder, but no assurances are given in this regard. If a valid mark-to-market election is made with respect to the ADSs, the United States Holder generally will (i) include as ordinary income for each taxable year that we are classified as a PFIC the excess, if any, of the fair market value of the ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs held at the end of the taxable year over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.
Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if we were a PFIC for any taxable year, a United States Holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.
In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to the ADSs or ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.
A United States Holder that holds the ADSs or ordinary shares in any year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership and disposition of the ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.
Information Reporting and Backup Withholding
Information reporting to the IRS and backup withholding generally will apply to dividends in respect of the ADSs or our ordinary shares, and the proceeds from the sale or exchange of the ADSs or our ordinary shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9 or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.
United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.
Information with Respect to Foreign Financial Assets
United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which the ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000.
United States Holders should consult their tax advisors regarding the application of these information reporting rules.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom [Morgan Stanley Asia Limited] and [Huatai Securities (USA), Inc.] are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:
Name	Number of ADSs
[Morgan Stanley Asia Limited
Huatai Securities (USA), Inc.]

Total:
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, such as lack of material adverse change, or any development involving a prospective material adverse change, in the business, financial condition and results of operations of our company. The underwriters are obligated, severally but not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over- allotment option described below.
Prior to this offering, there has been no public market in the United States for our ADSs. The offering price of our ADSs will be determined by reference to the closing price of our ordinary shares on the HKEx, on the prior trading day to the pricing date, after taking into account prevailing market conditions and through negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.
Any ADSs sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed US$       per ADS. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives. [The underwriters do not expect to sell more than 5% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.]
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to       additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.
Total underwriting discounts and commissions to be paid to the underwriters represent   % of the total amount of the offering. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.
Total
	Per ADS	No Exercise	Full Exercise
Underwriting discounts and commissions to be paid by us:	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$      .
[We have agreed to reimburse the underwriters for certain of their expenses in an amount up to
US$      million. The underwriters have agreed to reimburse us for up to US$     million of expenses in connection with the offering.]
Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.
[Morgan Stanley Asia Limited will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Morgan Stanley & Co. LLC. The address of Morgan Stanley Asia Limited is 46/F, International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong. The address of Huatai Securities (USA), Inc. is 21 Floor East, 280 Park Avenue, New York, NY 10017.]
We have submitted an application to list on [the New York Stock Exchange/Nasdaq Stock Market] under the trading symbol “         .”
We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus, or the restricted period:
•
offer, pledge, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs;

•
enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs; or

•
file any registration statement with the Securities and Exchange Commission relating to the offering of our ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs.

The restrictions described in the immediately preceding paragraph do not apply to:
•
the sale of our ordinary shares or ADSs to the underwriters; or

•
the issuance by us of our ordinary shares or ADSs upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus and which is described in this prospectus; or

•
the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of our ordinary shares or ADSs, provided that (i) such plan does not provide for the transfer of our ordinary shares or ADSs during the restricted period and (ii) no public announcement or filing under the Exchange Act is required of or voluntarily made by or on our behalf regarding the establishment of such plan.

[Our directors, executive officers and certain of our shareholders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, they will not, during the restricted period:
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs;

•
enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs; or

•
make any demand for, or exercise any right with respect to, the registration of any of our ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for our ordinary shares or ADSs.]

The foregoing lock-up period shall be equally applicable to any issuer-directed ADSs our officers may purchase in the offering. The restrictions described in the immediately preceding paragraph do not apply to:
•
transactions relating to our ordinary shares or ADSs or other securities acquired in open market transactions after the completion of the offering of the ADSs; provided that no filing under the Exchange Act or other public announcement is required or voluntarily made during the restricted period in connection with subsequent sales of our ordinary shares or ADSs or other securities acquired in such open market transactions;

•
transfers of our ordinary shares or ADSs or any security convertible into our ordinary shares or ADSs as a bona fide gift, or as a result of operation of law, such as pursuant to a qualified domestic relations order or in connection with a divorce settlement, or through will or intestacy;

•
transfers of our ordinary shares, ADSs or any security convertible into our ordinary shares or ADSs to immediate family members for the direct or indirect benefit of such family members, provided that such transfers shall not involve a disposition for value;

•
transfers of our ordinary shares, ADSs or any security convertible into our ordinary shares or ADSs to an entity beneficially owned and controlled by such person, provided that such transfers shall not involve a disposition for value;

•
transfers of our ordinary shares, ADSs or any security convertible into our ordinary shares or ADSs to any trust for the direct or indirect benefit of such person or immediate family members of such person, provided that such transfers shall not involve a disposition for value;

•
distributions of our ordinary shares, ADSs or any security convertible into our ordinary shares or ADSs to limited partners, shareholders or affiliates of such person;

•
the conversion of any outstanding securities into our ordinary shares as described in this prospectus, provided that such ordinary shares shall remain subject to the terms of the lock-up letter for the remainder of the restricted period;

•
the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of our ordinary shares or ADSs, provided that (i) such plan does not provide for the transfer of our ordinary shares or ADSs during the restricted period, and (ii) no public announcement or filing under the Exchange Act is required of or voluntarily made by or on our behalf regarding the establishment of such plan; or

•
transfers of our ordinary shares, ADSs or any security convertible into our ordinary shares or ADSs pursuant to a merger, consolidation or other similar transaction or bona fide third-party tender offer made to all holders of our share capital involving a change of control of us (including voting in favor of any such transaction or taking any other action in connection with such transaction), that, in each case, has been approved by our board of directors.

Our remaining shareholders are subject to similar lock-up restrictions as those described in the two immediately preceding paragraphs for the same period.
The representatives, in their sole discretion, may release our ordinary shares and ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs pursuant to Regulation M of the Securities Act of 1933. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time. If the representatives of the underwriters purchase the ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Selling Restrictions
No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the ADSs may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations

Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act. The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any ADSs recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Canada
The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Cayman Islands
This prospectus is not intended to constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. No offer or invitation may be made to the public in the Cayman Islands to subscribe for or purchase the ordinary shares or any ADS. The ADSs and ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.
Dubai International Finance Center
This prospectus relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale.
Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.
European Economic Area
In relation to each Member State of the European Economic Area (each an “EEA State”), no ADSs have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of the ADSs at any time under the following exemptions under the EU Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of the ADSs shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.
This European Economic Area selling restriction is in addition to any other selling restrictions set out below.
France
Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the ADSs to the public in France.
Such offers, sales and distributions will be made in France only:
(a)
to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

(b)
to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(c)
in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.
Germany
This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany, or Germany, or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.
Each underwriter will represent, agree and undertake (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.
This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.
Italy
The offering of ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ADSs may not be distributed in Italy except:
•
to “qualified investors,” as referred to in Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended, or the Decree No. 58, and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of October 29, 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

•
in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in the Republic of Italy must be:
•
made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993, as amended, or the Banking Law, Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•
in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•
in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.
Furthermore, ADSs which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by such non-qualified investors.
Switzerland
The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the

Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.
Hong Kong
The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Israel
In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:
a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;
•
a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•
an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•
a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•
a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•
an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•
an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.
Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred en bloc without subdivision to a single investor.
Mainland China
This prospectus may not be circulated or distributed in mainland China and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of mainland China except pursuant to applicable laws and regulations of mainland China. For the purposes of this paragraph, mainland China does not include Taiwan and the special administrative regions of Hong Kong and Macau.
Qatar
In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the ADSs under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the ADSs under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Taiwan
The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan through a public offering or in such an offering that require registration, filing or approval of the Financial Supervisory Commission of Taiwan except pursuant to the applicable laws and regulations of Taiwan and the competent authority’s ruling thereunder.
United Arab Emirates
The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.
United Kingdom
In relation to the United Kingdom, no ADSs have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the

ADSs which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of the ADSs at any time under the following exemptions under the UK Prospectus Regulation:
•
to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

•
to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•
in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation;

provided that no such offer of the ADSs shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.
For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offerings and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

EXPENSES RELATED TO THIS OFFERING
Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority Inc., or FINRA, filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.
SEC Registration Fee	US$
FINRA Filing Fee
Stock Exchange Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous
Total		US$

LEGAL MATTERS
The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Kirkland & Ellis International LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Paul Hastings, LLP with respect to U.S. federal and New York law. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to Singapore law will be passed upon for us and for the underwriters by Drew & Napier LLC. Legal matters as to Vietnam law will be passed upon for us and for the underwriters by Bizlink Lawyers. Legal matters as to Malaysia law will be passed upon for us and for the underwriters by Lee Hishammuddin Allen & Gledhill. Kirkland & Ellis International LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law, Drew & Napier LLC with respect to matters governed by Singapore law, Bizlink Lawyers with respect to matters governed by Vietnam law and Lee Hishammuddin Allen & Gledhill with respect to matters governed by Malaysia law. Paul Hastings, LLP may rely upon Drew & Napier LLC with respect to matters governed by Singapore law, Bizlink Lawyers with respect to matters governed by Vietnam law, and Lee Hishammuddin Allen & Gledhill with respect to matters governed by Malaysia law.

EXPERTS
The financial statements as of December 31, 2021 and 2022, and for each of the two years in the period ended December 31, 2022, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.
The office of Deloitte & Touche LLP is located at 6 Shenton Way, OUE Downtown 2 #33-00, Singapore 068809.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.
Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We maintain our website at http://www.superhiinternational.com.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Super Hi International Holding Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Super Hi International Holding Ltd. and its subsidiaries (the “Group”) as at December 31, 2022 and 2021, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
Singapore
December 15, 2023
We have served as the Group’s auditor since 2022.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
For the years ended December 31, 2022 and 2021
	Notes	2022	2021
		USD’000	USD’000
Revenue	6	558,225	312,373
Other income	7	6,701	19,458
Raw materials and consumables used		(196,646)	(113,760)
Staff costs		(188,927)	(143,343)
Rentals and related expenses		(13,006)	(6,556)
Utilities expenses		(19,743)	(11,017)
Depreciation and amortization		(72,952)	(69,916)
Traveling and communication expenses		(4,776)	(2,674)
Listing expenses		(6,310)	—
Other expenses	8	(55,510)	(41,729)
Other gains (losses) – net	9	(26,793)	(73,270)
Finance costs	10	(12,493)	(19,158)
Loss before tax		(32,230)	(149,592)
Income tax expense	11	(9,033)	(1,160)
Loss for the year	12	(41,263)	(150,752)
Other comprehensive income
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		8,385	2,097
Total comprehensive expense for the year		(32,878)	(148,655)
Loss for the year attributable to:
Owners of the Company		(41,248)	(150,752)
Non-controlling interests		(15)	—
		(41,263)	(150,752)
Total comprehensive expense attributable to:
Owners of the Company		(32,863)	(148,655)
Non-controlling interests		(15)	—
		(32,878)	(148,655)
Loss per share
Basic and diluted (USD)	13	(0.07)	(0.27)
See accompanying notes to consolidated financial statements.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at December 31, 2022 and 2021
	Notes	2022	2021
		USD’000	USD’000
Non-current assets
Property, plant and equipment	14	197,444	194,978
Right-of-use assets	15	201,283	202,020
Goodwill	16	1,122	—
Other intangible assets	17	1,937	375
Deferred tax assets	18	1,019	144
Other financial assets	19	—	4,244
Other receivables	21	1,955	—
Prepayment for acquisition of non-current assets		426	—
Rental deposits		17,530	18,230
		422,716	419,991
Current assets
Inventories	20	25,984	16,709
Trade and other receivables and prepayments	21	26,771	30,253
Amounts due from related parties	22	—	29,383
Financial assets at fair value through profit or loss	23	14	36,074
Other financial assets	19	—	500
Rental deposits		3,076	930
Pledged bank deposits	24	3,673	3,337
Bank balances and cash	24	93,878	89,546
		153,396	206,732
Current liabilities
Trade payables	25	32,313	26,549
Other payables	26	31,663	24,128
Amounts due to related parties	22	776	500,562
Tax payables		7,877	2,294
Lease liabilities	27	40,016	36,655
Bank borrowings	28	75	3,111
Contract liabilities	29	3,787	2,330
Provisions	30	723	515
		117,230	596,144
Net current assets (liabilities)		36,166	(389,412)
Non-current liabilities
Deferred tax liabilities	18	3,611	1,127
Lease liabilities	27	201,687	206,539
Bank borrowings	28	521	688
Contract liabilities	29	430	470
Provisions	30	10,596	8,937
		216,845	217,761
Net assets (liabilities)		242,037	(187,182)
Capital and reserves
Share capital of the Company	32	3	—
Share premium	32	494,480	—
Shares held under share award scheme	32	*	—
Combined capital of subsidiaries	32	—	50,920
Reserves		(254,677)	(238,102)
Equity attributable to owners of the Company		239,806	(187,182)
Non-controlling interests		2,231	—
Total equity (deficit)		242,037	(187,182)

*
Less than USD1,000

See accompanying notes to consolidated financial statements.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2022 and 2021
	Share capital of the Company	Share premium	Shares held under share award scheme		Reserves
				Net parent investment
				Combined capital of subsidiaries	Other reserve	Translation reserve	Merger reserve	Accumulated losses	Subtotal	Non-controlling interests	Total
	USD’000	USD’000	USD’000	USD’000 (Note 32)	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
As at January 1, 2021	—	—	—	33,854	2,658	(2,781)	—	(100,701)	(66,970)	—	(66,970)
Loss for the year	—	—	—	—	(4,655)	—	—	(146,097)	(150,752)	—	(150,752)
Other comprehensive income	—	—	—	—	—	2,097	—	—	2,097	—	2,097
Total comprehensive income (expense) for the year	—	—	—	—	(4,655)	2,097	—	(146,097)	(148,655)	—	(148,655)
Capital injections	—	—	—	17,066	—	—	—	—	17,066	—	17,066
Net contribution from the Retained Group	—	—	—	—	11,377	—	—	—	11,377	—	11,377
As at December 31, 2021	—	—	—	50,920	9,380	(684)	—	(246,798)	(187,182)	—	(187,182)
	Share capital of the Company	Share premium	Shares held under share award scheme		Reserves
				Net parent investment
				Combined capital of subsidiaries	Other reserve	Translation reserve	Merger reserve	Accumulated losses	Subtotal	Non-controlling interests	Total
	USD’000	USD’000	USD’000	USD’000 (Note 32)	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
As at January 1, 2022	—	—	—	50,920	9,380	(684)	—	(246,798)	(187,182)	—	(187,182)
Loss for the year	—	—	—	—	(2,644)	—	—	(38,604)	(41,248)	(15)	(41,263)
Other comprehensive income	—	—	—	—	—	8,385	—	—	8,385	—	8,385
Total comprehensive income (expense) for the year	—	—	—	—	(2,644)	8,385	—	(38,604)	(32,863)	(15)	(32,878)
Capital injections	—	—	—	1,535	—	—	—	—	1,535	—	1,535
Issue of shares of the Company (Note 32)	3	23,144	—	—	—	—	—	—	23,147	—	23,147
Loan Capitalization (Note 32)	*	471,336	—	—	—	—	—	—	471,336	—	471,336
Issue of ordinary shares to share award scheme trusts (Note 32)	—	—	*	*	—	—	—	—	—	—	—
Non-controlling interest arising from acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	480	480
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	1,766	1,766
Net contribution from the Retained Group	—	—	—	—	5,888	—	—	—	5,888	—	5,888
Deemed distribution arising from the Group Reorganization	—	—	—	(52,455)	(12,624)	—	23,024	—	(42,055)	—	(42,055)
As at December 31, 2022	3	494,480	*	—	—	7,701	23,024	(285,402)	239,806	2,231	242,037

*
Less than USD1,000

See accompanying notes to consolidated financial statements.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2022 and 2021
	2022	2021
	USD’000 (Restated)	USD’000 (Restated)
Operating activities
Loss before tax	(32,230)	(149,592)
Adjustments for:
Finance costs	12,493	19,158
Interest income	(1,058)	(1,495)
Depreciation of property, plant and equipment	37,346	35,166
Depreciation of right-of-use assets	35,560	34,700
Amortization of other intangible assets	46	50
Impairment loss, net of reversal
− property, plant and equipment	7,721	31,852
− right-of-use assets	106	31,203
Loss on disposal of property, plant and equipment and provision for early termination of leases	6,890	1,037
Gain on lease termination	(5,146)	—
Loss on lease modification	—	236
Net gain arising on financial assets at fair value through profit or loss	(195)	(422)
Covid-19-related rent concessions	(1,006)	(2,576)
Net foreign exchange loss	18,731	13,175
Operating cash flows before movements in working capital	79,258	12,492
Increase in inventories	(9,226)	(4,602)
Increase in trade and other receivables and prepayments	(14,810)	(10,595)
Decrease in rental deposits	2,211	682
Decrease (increase) in amounts due from related parties	277	(190)
Increase in trade payables	7,761	4,333
Increase in other payables	4,222	2,555
Increase in contract liabilities	1,417	227
Decrease in provisions	(515)	—
Increase in amounts due to related parties	8	268
Cash generated from operations	70,603	5,170
Income taxes paid, net of refunds	(2,282)	(788)
Net cash from operating activities	68,321	4,382
See accompanying notes to consolidated financial statements.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2022 and 2021
	2022	2021
	USD’000 (Restated)	USD’000 (Restated)
Investing activities
Interest received from bank deposits	355	61
Interest received from related parties	225	689
Interest received from other financial assets	120	354
Purchase of financial assets at fair value through profit or loss	—	(144,932)
Redemption of financial assets at fair value through profit or loss	36,159	110,000
Purchase of other financial assets	—	(500)
Proceeds on redemption of other financial assets	4,703	7,000
Purchase of property, plant and equipment	(60,471)	(67,381)
Proceeds on disposals of property, plant and equipment	103	772
Purchase of other intangible assets	—	(27)
Payments for rental deposits	(4,219)	(2,619)
Acquisition of a subsidiary, net of cash acquired	(2,902)	—
New loans to related parties	—	(5,607)
New loans to non-controlling interests	(1,955)	—
Collection of loans to related parties	29,106	15,671
Withdrawal of pledged bank deposits	—	55
Placement of pledged bank deposits	(336)	(1,000)
Net cash from (used in) investing activities	888	(87,464)
Financing activities
Repayments of bank borrowings	(2,927)	(8,142)
New bank borrowings raised	—	4,750
New addition of loans from related parties raised	40,277	173,333
Repayments of loans from related parties	(51,650)	(39,006)
Repayments of lease liabilities	(36,112)	(29,091)
Proceeds from issue of share of the Company	23,147	—
Proceeds from capital injections	1,535	17,066
Interest paid	(5,150)	(10,408)
Cash paid related to the Group Reorganization	(38,984)	—
Capital injection by non-controlling interests	1,766	—
Net contribution from the Retained Group	5,888	11,377
Cash balances transferred to the Retained Group related to the Group Reorganization	(3,659)	—
Net cash (used in) from financing activities	(65,869)	119,879
Net increase in cash and cash equivalents	3,340	36,797
Cash and cash equivalents at beginning of the year	89,546	51,564
Effect of foreign exchange rate changes	992	1,185
Cash and cash equivalents at end of the year	93,878	89,546
Represented by:
Bank balances and cash (Note 24)	93,878	89,546
See accompanying notes to consolidated financial statements.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.
GENERAL INFORMATION

Super Hi International Holding Ltd. (the “Company”) was incorporated in the Cayman Islands as an exempted company with limited liability on May 6, 2022 under the Companies Act. Cap 22 (as consolidated and revised) of the Cayman Islands. The head office and principal place of business in Singapore is at 1 Paya Lebar Link #09-04 PLQ 1 Paya Lebar Quarter Singapore 408533 and registered office at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111 in Cayman Islands.
The Company is an investment holding company and its subsidiaries (together, the “Group”) are principally engaged in the restaurants operation, delivery business, sales of condiment products and food ingredients located in overseas market outside Mainland China, Hong Kong, Macau and Taiwan (the “Spin-off Business”). The principal activities of the subsidiaries are disclosed in Note 42 to the consolidated financial statements. The Spin-off Business was through Haidilao International Holding Ltd (“Haidilao International”).
Prior to December 30, 2022, the Company was a wholly-owned subsidiary of Newpai Ltd (“Newpai”), who in turn is a wholly-owned subsidiary of Haidilao International, a company listed on the Hong Kong Stock Exchange (“HKSE”). The majority shareholders of Haidilao International are Mr.  Yong Zhang and his spouse namely Ms.  Ping Shu (collectively the “Controlling Shareholders”). On December 30, 2022, the Company completed the concurrent spin-off and listing of its shares on the HKSE (referred to as the “Spin-off”). The Spin-off was achieved through Newpai’s distribution of 100% of its equity interest to Haidilao International which in turn distribute 100% of its equity interest in the Company to qualified holders of Haidilao International in proportion to their respective shareholding in Haidilao International. Each qualified holder of Haidilao International received 1 share of the Company for every 10 shares of Haidilao International. Following the Distribution, Newpai and Haidilao International held no interest in the Company and the Company ceased to be subsidiary of Newpai and Haidilao International. Following the Spin-off, the Controlling Shareholders effectively owned more than 50% interests in the Company and are the ultimate controlling parties of both Haidilao International and the Company.
Items included in the financial statements of each of the Group’s entities are recorded using the currency of the primary economic environment in which the entity operates (the “Functional Currency”). The Functional Currency of the Company is United State Dollar (“USD”), which is also the presentation currency of the consolidated financial statements.
2.
GROUP REORGANIZATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Prior to the Group’s reorganization as described below, the Spin-off Business was carried out by certain then subsidiaries of Haidilao International. Haidilao International and its subsidiaries, excluding the Group, are collectively referred to as the “Retained Group”. In preparation for the listing of the Company’s shares on the Main Board of the Stock Exchange of Hong Kong Limited, the companies and business now comprising the Group underwent a group reorganization (the “Group Reorganization”) which involves major steps as follows:
i.
On December 9, 2020, Singapore Super Hi Dining Pte. Ltd. (“Singapore Super Hi”) was incorporated in Singapore by Hai Di Lao Holdings Pte. Ltd. (“Haidilao Singapore”), a
wholly-owned subsidiary of Newpai, with an issued share capital of Singapore Dollar (“SGD”) 1. Both Haidilao Singapore and Newpai are wholly-owned subsidiaries of Haidilao International.

ii.
During the year ended December 31, 2022, the Retained Group provided loans in an amount of USD40,277,000 to Singapore Super Hi and its related subsidiaries. Part of this balance was used for the Group Reorganization further described below. The remaining balance was settled as part of the Group Reorganization through a loan capitalization. Refer to item vi below and Note 32 for further details.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
iii.
On March 25, 2021, 1,999,999 shares of Singapore Super Hi were issued to Haidilao Singapore, increasing the share capital of Singapore Super Hi to SGD2,000,000. This capital injection was presented within the combined capital in the statement of equity roll forward during the year ended December 31, 2021. On February 7, 2022, Haidilao Singapore transferred its entire 2,000,000 shares of Singapore Super Hi to Newpai who paid USD1,501,000 in cash to Haidilao Singapore. Upon completion of the transfer, Singapore Super Hi became a wholly-owned subsidiary of Newpai.

iv.
From February 2022 to June 2022, Singapore Super Hi has undergone a series of transactions to acquire the Spin-off Business from the Retained Group as set out in further details below:

Acquisitions of legal entities:
a.
Singapore Super Hi acquired 100% ownership from Haidilao Singapore in a number of oversea companies, including Haidilao Korea Co., Ltd, Hai Di Lao Malaysia Sdn. Bhd., Hai Di Lao Melbourne Proprietary Limited, Haidilao New Zealand Limited, U.K. Haidilao Pte. Ltd., Hai Di Lao (Switzerland) Ltd, Hai Di Lao Canada Restaurants Group, Hai Di Lao Germany GmbH, Singapore Hai Di Lao Dining Pte. Ltd., Hai Di Lao Sydney Proprietary Limited, Hai Di Lao Spain S.L.U., PT Haidilao Indonesia Restaurants, Hai Di Lao Vietnam Co., Ltd, Haidilao International Treasury Pte. Ltd., Singapore Hiseries Pte. Ltd. and Jomamigo Dining Malaysia Sdn. Bhd., Haidilao Japan Co., Ltd, for a total cash consideration amounting to the equivalent of USD20,632,000.

b.
Singapore Super Hi acquired 100% ownership in Haidilao International Food Services Malaysia Sdn. Bhd. from Haidilao International Food Services Pte. Ltd., a wholly-owned subsidiary of Hadilao International for a cash consideration equivalent to USD1,429,000.

c.
Singapore Super Hi acquired 49% ownership in Hai Di Lao Proprietary (Thailand) Limited from Haidilao Singapore at a cash consideration approximating US$1. The remaining 51% equity interest of Hai Di Lao Proprietary (Thailand) Limited was held by two third party shareholders in the form of preference shares. According to the Articles of Association of Hai Di Lao Proprietary (Thailand) Limited, Singapore Super Hi has a majority voting rights amounting to 98.97% and therefore has control over the relevant activities of Hai Di Lao Proprietary (Thailand) Limited.

d.
Singapore Super Hi acquired 100% ownership from Newpai of HDL Management USA Corporation by issuing 10,000,000 ordinary shares to Newpai for no cash consideration.

Acquisition of businesses:
e.
Singapore Super Hi acquired the central kitchen business from Haidilao Singapore (the “Central Kitchen Business”) and raw material procurement business from Haidilao International Food Services Pte. Ltd (the “IFS Business”) for a cash consideration amounting to USD9,553,000. Pursuant to the agreements between relevant counterparties, Singapore Super Hi agreed to purchase the respective group of assets, referred as the Central Kitchen Business and IFS Business (the “Purchased Assets”), which included inventories, property, plant and equipment, certain deposits and prepayments. The net assets of the Central Kitchen Business and IFS Business amounted to USD12,624,000 at the date of transfer. Upon transfer of the Central Kitchen Business and IFS Business, the assets and liabilities other than the Purchased Assets amounting to USD3,071,000 (net) (Remaining Assets). The Remaining Assets remained with Haidilao International Food Services Pte. Ltd.

v.
In June 2022, the Company acquired 100% ownership in Singapore Super Hi from Newpai for a cash consideration equivalent to USD7,370,000.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
vi.
In June 2022, the Company settled USD471.3 million of loans from the Retained Group by issuing one share to Newpai. The difference between the net carrying amount of the loan capitalized and the par value of share issued of USD0.000005 amounted to USD471,336,000 was recorded in Share Premium in the consolidated statement of changes in equity. Additionally, the Company issued 1 share to Newpai for a cash consideration amounting to USD23,144,000. The difference between the cash paid and the par value of the share capital was recognized as Share Premium in the consolidated statement of changes in equity.

The total consideration for the above Group Reorganization includes a total cash amount of USD38,984,000 as well as the Remaining Assets of the Retained Group amounting to USD3,071,000 and is presented as Deemed Distribution arising from the Group reorganization in the consolidated statement of changes in equity. The total paid up capital of the legal entities acquired amounted to USD52,455,000 and was recorded in combined capital of subsidiaries in the consolidated statement of changes in equity. Merger reserve represents the difference between the cash paid for the acquisition of legal entities (USD29,431,000) and the total paid up capital of those legal entities (USD52,455,000) (refer to steps iv(a) through iv(d) above). Other Reserve represents the net investment of Central Kitchen Business and IFS Business from the Retained Group prior to the transfer of such business to the Group.
Pursuant to the Group Reorganization as detailed above, the Company became the holding company of the Group. The Group comprising the Company and its subsidiaries (including the Central Kitchen Business and the IFS Business) resulting from the Group Reorganization has been under the common control of the Controlling Shareholders throughout the year or since their respective dates of incorporation, where there is a shorter period, and is regarded as a continuing entity. Therefore, merger accounting has been applied for the preparation of the consolidated financial statements.
The consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows of the Group for the years ended December 31, 2022 and 2021 included the results, change in equity and cash flows of the companies now comprising the Group (including the Central Kitchen Business and the IFS Business) as if the current group structure had been in existence throughout the years ended December 31, 2022 and 2021, or since their respective dates of incorporation, if shorter.
The consolidated statement of financial position of the Group as at December 31, 2021 have been prepared to present the assets and liabilities of the companies now comprising the Group (including the Central Kitchen Business and the IFS Business) at the carrying amounts shown in the financial statements of the group entities, as if the current group structure upon the completion of the Group Reorganization had been in existence at those dates taking into account their respective dates of incorporation, where applicable.
Intra-group balances, transactions and unrealized gains/losses on intra-group transactions are eliminated in full in preparing the consolidated financial statements.
Historically and prior to the business transfers as above mentioned, the Central Kitchen Business and IFS Business were carried out by Haidilao Singapore and Haidilao International Food Services Pte. Ltd., respectively. Haidilao Singapore and Haidilao International Food Services Pte. Ltd. also carried out other business which have not been transferred to the Group. The financial information of Central Kitchen Business and IFS Business, were derived and extracted from the accounting records of Haidilao Singapore and Haidilao International Food Services Pte. Ltd., on the following bases: for the assets, liabilities, income and expenses that were specifically attributed to the Central Kitchen Business and IFS Business, they were included in the consolidated financial statements throughout the years ended December 31, 2022 and 2021. Items that do not meet the criteria above are not included in the consolidated financial statements.
In addition, historically and prior to the Group Reorganization as above mentioned, certain expenses incurred by Haidilao International and its subsidiaries were specifically attributable to the Spin-off Business or related to both the Spin-off Business and the other business (the “Retained Business”). For the purpose of preparation of the consolidated financial statements, those expenses that are specifically attributable to the

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Spin-off Business were included in the consolidated financial statements and the expenses that have been incurred commonly for both the Spin-off Business and the Retained Business were allocated between the Spin-off Business and the Retained Business on a reasonable basis.
Prior to the completion of the Group Reorganization, no separate bank accounts were maintained by the Central Kitchen Business and the treasury functions of the Central Kitchen Business were centrally administrated under the Retained Group. The net cash flows used in the Central Kitchen Business and spent on the certain expenses attributable/allocated to the Spin-off Business or the net cash flows generated by the Central Kitchen Business were funded by the Retained Group or kept in the bank accounts of the Retained Group. Those are reflected as “net contribution from the retained group” under the statements of cash flows. Additionally, the funds provided for or withdrawn from the Retained Group were presented as net contribution from/return to the Retained Group in the consolidated statements of changes in equity as there are no cash and cash equivalents balance for the Central Kitchen Business and the cash spent on the certain expenses attributable/allocated to the Spin-off Business will not be repaid to the Retained Group as agreed among relevant entities. Therefore, the net cash paid or received in each period is considered a contribution or distribution.
For the IFS Business, there are separate bank accounts maintained and solely used for the payment and collection pertaining to the IFS Business. Therefore, bank balances and cash of the IFS Business were included in the Group’s consolidated statements of financial position before transfer of the IFS Business. Upon transfer of the IFS Business, those bank balances and cash were retained in the Retained Group, which is reflected in the financing activities of the statements of cash flows as Cash balances transferred to Retained Group related to the Group Reorganization.
Upon the completion of the Group Reorganization immediately prior to the spin-off and listing, Newpai, a company incorporated in the British Virgin Islands (“BVI”) and a wholly-owned subsidiary of Haidilao International, became the immediate holding company of the Company. Haidilao International and its subsidiaries, excluding the Group, are collectively referred to as the “Retained Group”.
Prior to the Spin-off, on December 12, 2022, the Company issued 557,399,997 shares to Newpai for cash at par value of USD0.000005 each for a total consideration of USD3,000 (Note 32). The issuance of such shares was accounted akin to a stock split due to the nominal consideration.
3.
ADOPTION OF NEW AND REVISED STANDARDS

Adoption of new and revised Standards — For the purpose of preparing and presenting the consolidated financial statements for the years ended December 31, 2022 and 2021, the Group has consistently applied the accounting policies which conform with IFRSs, which are effective for the accounting periods beginning on or after January 1, 2023, throughout the two years ended December 31, 2022.
Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction
On January 1, 2023, the Group retrospectively adopted Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction. Prior to this adoption, assets and liabilities arising from a single transaction as a whole and temporary differences relating to the relevant assets and liabilities were assessed by the Group on a net basis. Upon the application of the amendments, the Group assessed the relevant assets and liabilities separately. In accordance with the transition provision:
(i)
the Group has applied the new accounting policy retrospectively to leasing transactions and provision for restoration that occurred on or after January 1, 2021;

(ii)
the Group also, as at January 1, 2021 recognized a deferred tax asset (to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized) and a deferred tax liability for all deductible and taxable temporary difference

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
associated with right-of-use-assets and lease liabilities and provision for restoration and the corresponding amounts recognized as part of the cost of the related asset.
The adoption of the Amendments to IAS 12 did not result in any changes in the presentation of deferred tax assets and liabilities on the consolidated statements of financial position. However, as a result of the above adoption, deferred tax assets amounting to USD49,406,000 and USD51,952,000 and deferred tax liabilities amounting to USD50,978,000 and USD52,948,000 as of December 31, 2022 and 2021 respectively are disclosed on a gross basis in Note 18 of the consolidated financial statements. Prior to the adoption of the standard, such deferred tax balances were presented on a net basis as deferred tax liabilities of USD1,572,000 and USD996,000 as at December 31, 2022 and 2021 respectively. The adoption of the amendment of IAS 12 had no impact on retained earnings or the consolidated statement of income for any of the periods presented.
Amendments to IAS 12 Income Taxes International Tax Reform-Pillar Two model Rules
IAS 12 is amended to add the exception to recognizing and disclosing information about deferred tax assets and liabilities that are related to tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organization for Economic Co-operation and Development (the “Pillar Two legislation”). The Group has applied the temporary exception issued by the International Accounting Standards Board (“IASB”) in May 2023 from the accounting requirements for deferred taxes in IAS 12. Accordingly, the Group neither recognizes nor discloses information about deferred tax assets and liabilities related to Pillar Two income taxes.
New and revised IFRSs in issue but not yet effective
At the date of authorization of these consolidated financial statements, the Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:
Amendments to IAS 1	Classification of Liabilities as Current or Non-Current(1)
Amendments to IAS 1	Non-current Liabilities with Covenants(1)
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback(1)
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements(1)
Amendments to IFRS 1 and IAS 21	Lack of Exchangeability(2)
Amendments to IFRS 10 and IAS 28	Sales or Contribution of Assets between an Investor and its Associate or Joint Venture(3)

(1)
Effective for annual periods beginning on or after January 1, 2024, with early application permitted.

(2)
Effective for annual periods beginning on or after January 1, 2025, with early application permitted.

(3)
Effective date is deferred indefinitely.

The directors do not expect that the adoption of the Standards listed above will have a material impact on the consolidated financial statements of the Group in future periods.
Cash flow reclassification
In the previously issued financial statements for the years ended December 31, 2022 and 2021 incorporated in the 2022 annual report published by the Company, the Group presented the Net Contribution from the Retained Group and the Cash balances transferred to the Retained Group related to the Group Reorganization as a reconciling item between the beginning and ending cash and cash equivalent balances. Those have now been included in the cash flow from financing, increasing the net cash flow from financing by USD2,229,000 and USD11,377,000 during the years ended December 31, 2022 and 2021. Additionally, the

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Group subsequently corrected its presentation of new addition of loans from related parties raised and repayments of loans from related parties to disclose those amounts on a gross basis (they were previously presented net).
4.
BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The consolidated financial statements have been prepared in accordance with IFRSs issued by the IASB.
The consolidated financial statements have been prepared on historical cost basis, except for certain financial instruments that are measured at revalued amount or fair values at the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.
In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:
•
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date;

•
Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•
Level 3 inputs are unobservable inputs for the asset or liability.

The principal accounting policies are set out below.
Going concern
The directors have, at the time of approving the consolidated financial statements, a reasonable expectation that the Group have adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the consolidated financial statements.
Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:
•
Has the power over the investee;

•
Is exposed, or has rights, to variable returns from its involvement with the investee; and

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•
Has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
When the Company has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:
•
The size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders

•
Potential voting rights held by the Company, other vote holders or other parties

•
Rights arising from other contractual arrangements

•
Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.
Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Group’s accounting policies.
All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.
Non-controlling interests in subsidiaries are identified separately from the Group’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation are initially measured at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets.
Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.
Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.
Changes in the Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.
When the Group loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRSs). The fair value of any investment

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.
Merger accounting for business combination involving businesses under common control
The consolidated financial statements incorporate the financial statements items of the combining businesses in which the common control combination occurs as if they had been consolidated from the date when the combining businesses first came under the control of the controlling party.
The net assets of the combining businesses are consolidated using the existing book values from the controlling party’s perspective. No amount is recognized in respect of goodwill or bargain purchase gain at the time of common control combination. Additionally, any consideration paid over the paid in capital acquired of legal entities under common control is recorded in merger reserve in the consolidated statement of equity.
The consolidated statements of profit or loss and other comprehensive income include the results of each of the combining businesses from the earliest date presented or since the date when the combining businesses first came under the common control, where there is a shorter period.
Business combination
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.
At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:
•
Deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively;

•
Lease liabilities are recognized and measured at the present value of the remaining lease payments (as defined in IFRS 16) as if the acquired leases were new leases at the acquisition date, except for leases for which the lease term ends within 12 months of the acquisition date. Right-of-use assets are recognized and measured at the same amount as the relevant lease liabilities, adjusted to reflect favourable or unfavourable terms of the lease when compared with market terms.

Goodwill is measured as the excess of the sum of the consideration transferred and the amount of any non-controlling interests in the acquiree over the net amount of the identifiable assets acquired and the liabilities assumed as at acquisition date.
Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the relevant subsidiary’s net assets in the event of liquidation are initially measured at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets.
Goodwill
Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business (see the accounting policy above) less accumulated impairment losses, if any.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Goodwill is not amortized but is reviewed for impairment at least annually. For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or group of cash-generating units) that is expected to benefit from the synergies of the combination, which represent the lowest level at which the goodwill is monitored for internal management purposes and not larger than an operating segment.
A cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is tested for impairment annually or more frequently when there is indication that the unit may be impaired. For goodwill arising on an acquisition in a reporting period, the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is tested for impairment before the end of that reporting period. If the recoverable amount is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit (or group of cash-generating units).
On disposal of the relevant cash-generating unit or any of the cash-generating unit within the group of cash-generating units, the attributable amount of goodwill is included in the determination of the amount of profit or loss on disposal. When the Group disposes of an operation within the cash-generating unit (or a cash-generating unit within a group of cash-generating units), the amount of goodwill disposed of is measured on the basis of the relative values of the operation (or the cash-generating unit) disposed of and the portion of the cash-generating unit (or the group of cash-generating units) retained.
Revenue from contracts with customers
Revenues are derived principally from restaurant operation, delivery business and others.
Restaurant operation
Revenue from restaurants owned by the Group are recognized when a customer takes possession of the food and tenders payment, which is when the obligation performance is satisfied. Sales from restaurant operations are presented net of sales taxes and discounts.
The Group operates customer loyalty scheme through which award credits are granted to the customers on consuming in the restaurants that entitle them to consume by offsetting the award credits on future purchases and consumptions in the restaurants. These award credits provide a right to consume by offsetting the award credits to customers that they would not receive without future purchases and consumptions in the restaurants. The promise to provide the right to the customer is therefore a separate performance obligation. The transaction price is allocated between the restaurant operation service provided and the award credits on a relative stand-alone selling price basis. The stand-alone selling price of each award credit is estimated based on the right to be given when the award credits are redeemed by the customer and the likelihood of redemption, as evidenced by the Group’s historical experience. The performance obligation related to loyalty points is deemed to have been satisfied, and the amount deferred in the statement of financial position is recognized as revenue, when the points are converted to a reward and redeemed, or the likelihood of redemption is remote. A portion of the transaction price is allocated to loyalty points, if necessary, on a pro-rata basis, based on the stand-alone selling price, as determined by menu pricing and loyalty points terms.
Proceeds from the sales of prepaid cards and vouchers are recognized as contract liabilities and recognized as revenues when redeemed by the customer. These prepaid cards and vouchers have no expiration and can be utilized in the future consumption in restaurants at customers’ discretion.
Delivery business
The Group also offers food delivery service to the customers who can order the takeaway food through third-party aggregators’ platforms or from certain of the Group’s restaurants.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
When control of the takeaway food has transferred, being at the point the customers receive the takeaway food delivered by the delivery staff of third-party aggregators or the Group’ own riders, the Group recognizes revenue, excluding delivery fees and platform charges if the food is delivered by the third-party aggregators.
Others
Other revenues primarily include sales of hot pot condiment products to local guests and food ingredients to retailers. Other revenues are recognized upon transfer of control of products to customers in an amount that reflects the consideration the Group expects to receive in exchange for those products.
Leases
Definition of a lease
A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
For contracts entered into or modified on or after the date of initial application or arising from business combinations, the Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.
The Group as lessee
Allocation of consideration to components of a contract
The Group applies practical expedient not to separate non-lease components from lease component, and instead account for the lease component and any associated non-lease components as a single lease component.
Short-term leases
The Group applies the short-term lease recognition exemption to leases of certain office premises and staff quarters that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. Lease payments on short-term leases are recognized as expense on a straight-line basis over the lease term.
Right-of-use assets
The cost of right-of-use assets includes:
•
the amount of the initial measurement of the lease liability;

•
any lease payments made at or before the commencement date, less any lease incentives received and any initial direct costs; and

•
an estimate of costs to be incurred by the Group in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities other than adjustments to lease liabilities resulting from Covid-19-related rent concessions in which the Group applied the practical expedient.
Right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group presents right-of-use assets as a separate line item on the consolidated statement of financial position.
Refundable rental deposits
Refundable rental deposits paid are accounted under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets.
Lease liabilities
At the commencement date of a lease, the Group recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.
The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable and payments of penalties for terminating a lease if the lease term reflects the Group exercising an option to terminate the lease.
Variable lease payments that reflect changes in market rental rates are initially measured using the market rental rates as at the commencement date. Variable lease payments that do not depend on an index or a rate are not included in the measurement of lease liabilities and right-of-use assets, and are recognized as expense in the period in which the event or condition that triggers the payment occurs.
After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.
The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:
•
the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

•
the lease payments change due to changes in market rental rates following a market rent review, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

The Group presents lease liabilities as a separate line item on the consolidated statement of financial position.
Lease modifications
Except for Covid-19-related rent concessions in which the Group applied the practical expedient, the Group accounts for a lease modification as a separate lease if:
•
the modification increases the scope of the lease by adding the right to use one or more underlying assets; and

•
the consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

For a lease modification that is not accounted for as a separate lease, the Group remeasures the lease liability, less any lease incentives receivable, based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.
The Group accounts for the remeasurement of lease liabilities by making corresponding adjustments to the relevant right-of-use asset.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Covid-19-related rent concessions
In relation to rent concessions that occurred as a direct consequence of the Covid-19 pandemic, the Group has elected to apply the practical expedient not to assess whether the change is a lease modification if all of the following conditions are met:
•
the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

•
any reduction in lease payments affects only payments originally due on or before June 30, 2022; and

•
there is no substantive change to other terms and conditions of the lease.

A lessee applying the practical expedient accounts for changes in lease payments resulting from rent concessions the same way it would account for the changes applying IFRS 16 if the changes are not a lease modification. Forgiveness or waiver of lease payments are accounted for as variable lease payments. The related lease liabilities are adjusted to reflect the amounts forgiven or waived with a corresponding adjustment recognized in the profit or loss in the period in which the event occurs.
Foreign currencies
In preparing the financial statements of each individual group entity, transactions in currencies other than the Functional Currency of that entity (foreign currencies) are recognized at the rates of exchanges prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.
Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognized in profit or loss in the period in which they arise.
For the purpose of presenting the consolidated financial statements, the assets and liabilities of the Group’s operations are translated into the presentation currency of the Group (USD) using exchange rates prevailing at the end of the reporting period. Income and expenses items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity under the heading of translation reserve (attributed to non-controlling interests as appropriate).
Borrowing costs
All the Group’s borrowing costs not directly attributable to the acquisition, construction or production of qualifying assets are recognized in profit or loss in the period in which they are incurred.
Government grants
Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.
Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate.
Government grants related to income that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The benefit of a government loan at a below-market rate of interest is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.
Employee benefits
Retirement benefit costs
Payments to defined contribution retirement benefit schemes, state-managed retirement benefit schemes and the mandatory provident fund scheme are recognized as an expense when employees have rendered service entitling them to the contributions.
Short-term employee benefits
Short-term employee benefits are recognized at the undiscounted amount of the benefits expected to be paid as and when employees rendered the services. All short-term employee benefits are recognized as an expense unless another IFRS requires or permits the inclusion of the benefit in the cost of an asset.
A liability is recognized for benefits accruing to employees (such as wages and salaries, annual leave and sick leave) after deducting any amount already paid.
Share-based payments
Equity-settled share-based payment transactions
Shares granted to employees
Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.
The fair value of the equity-settled share-based payments determined at the grant date without taking into consideration all non-market vesting conditions is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity (shares held under share award scheme). At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest based on assessment of all relevant non-market vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share-based payments reserve. For shares that vest immediately at the date of grant, the fair value of the shares granted is expensed immediately to profit or loss.
Shares granted to non-employees
Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service. The fair value of the goods or services received are recognized as expenses (unless the goods or services qualify for recognition as assets).
When shares granted are vested, the amount previously recognized in share-based payment reserve will be transferred to share premium.
Taxation
Income tax expense represents the sum of the tax currently payable and deferred tax.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit (loss) before tax because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit and at the time of the transaction does not give rise to equal taxable and deductible temporary differences. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
For the purposes of measuring deferred tax for leasing transactions in which the Group recognizes the right-of-use assets and the related lease liabilities, the Group first determines whether the tax deductions are attributable to the right-of-use assets or the lease liabilities.
For leasing transactions in which the tax deductions are attributable to the lease liabilities and provision for restoration in which the tax deductions are attributable to ultimate costs incurred, the Group applies IAS 12 Income tax requirements to the lease liabilities, the provision for restoration and the related assets separately. The Group recognizes a deferred tax asset related to lease liabilities, the provisions for decommissioning and restoration to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized and a deferred tax liability for all taxable temporary differences.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied to the same taxable entity by the same taxation authority.
Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Property, plant and equipment
Property, plant and equipment are tangible assets that are held for use in the production or supply of goods or services, or for administrative purposes. Property, plant and equipment other than freehold lands and renovation in progress as described below are stated in the consolidated statement of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.
Freehold lands are not depreciated and are measured at cost less subsequent accumulated impairment losses, if any.
Renovation in progress are carried at cost, less any recognized impairment loss. Costs include any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the management. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.
When the Group makes payments for ownership interests of properties which includes both leasehold land and building elements, the entire consideration is allocated between the leasehold land and the building elements in proportion to the relative fair values at initial recognition. To the extent the allocation of the relevant payments can be made reliably, interest in leasehold land is presented as “right-of-use assets” in the consolidated statement of financial position. When the consideration cannot be allocated reliably between non-lease building element and undivided interest in the underlying leasehold land, the entire properties are classified as property, plant and equipment.
Depreciation is recognized so as to write off the cost of assets other than freehold lands and renovation in progress less their residual values over their estimated useful lives, using the straight-line method (Note 14). The estimated useful lives, residual values and depreciation method are reviewed at the end of the reporting period, with the effect of any changes in estimate accounted for on a prospective basis.
An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.
Intangible assets
Intangible assets acquired separately
Intangible assets with finite useful lives that are acquired separately are carried at costs less accumulated amortization and any accumulated impairment losses. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.
Intangible assets of the Group mainly consisted of software and license and are amortized on a straight-line basis over the following periods:
Software	1 to 3 years
License	2 to 15 years
The useful lives of licenses are determined over the shorter of the relevant contractual license term (including the assessed optional periods) and the periods over which the Group expects to be available to use those licenses.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Intangible asset acquired in a business combination
Intangible asset acquired in a business combination is recognized separately from goodwill and is initially recognized at their fair value at the acquisition date (which is regarded as their cost).
Following initial acquisition, intangible asset is carried at cost less any accumulated amortization and any accumulated impairment losses. Intangible asset acquired through business combination was related to brand name of Hao Noodle & Tea Holdings Inc. (“HN&T”) with indefinite useful lives, is tested for impairment annually, or more frequently if the events and circumstances indicate that the carrying value may be impaired either individually or at the cash-generating unit level. Such intangible asset is not amortized. The useful life of an intangible asset with an indefinite useful life is reviewed annually to determine whether the useful life assessment continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.
An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss when the asset is derecognized.
Impairment on property, plant and equipment, right-of-use assets and intangible assets other than goodwill
At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment, right-of-use assets, intangible assets with finite useful lives to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any).
The recoverable amount of property, plant and equipment and right-of-use assets, and intangible assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.
In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs, and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.
Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Where an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit or a group of cash-generating units) in prior year. A reversal of an impairment loss is recognized immediately in profit or loss.
Inventories
Inventories, representing condiment products, food ingredients and beverages, are stated at the lower of cost and net realizable value. Cost of inventories are determined on a weighted average method. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Costs necessary to make the sale include incremental costs directly attributable to the sale and non-incremental costs which the Group must incur to make the sale.
Provisions
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation, and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).
Restoration provisions
Provisions for the costs to restore leased assets to their original condition, as required by the terms and conditions of the lease, are recognized at the date of inception of the lease at the Group’s directors best estimate of the expenditure that would be required to restore the assets. Estimates are regularly reviewed and adjusted as appropriate for new circumstances.
Financial instruments
Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument.
Financial assets and financial liabilities are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15 Revenue from Contracts with Customers. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at fair value through profit or loss (“FVTPL”)) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.
The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the amortized cost on initial recognition.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Financial assets
All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.
Classification and subsequent measurement of financial assets
Financial assets that meet the following conditions are subsequently measured at amortized cost:
•
the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•
the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets that meet the following conditions are subsequently measured at fair value through other comprehensive income (“FVTOCI”):
•
the financial asset is held within a business model whose objective is achieved by both selling and collecting contractual cash flows; and

•
the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at FVTPL, except that at the date of initial recognition of a financial asset the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if that equity investment is neither held for trading nor contingent consideration recognized by an acquirer in a business combination to which IFRS 3 Business Combinations applies.
A financial asset is held for trading if:
•
it has been acquired principally for the purpose of selling in the near term; or

•
on initial recognition it is a part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•
it is a derivative that is not designated and effective as a hedging instrument.

(i)
Amortized cost and interest income

Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired (see below). For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset from the next reporting period. If the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset from the beginning of the reporting period following the determination that the asset is no longer credit-impaired.
(ii)
Financial assets at FVTPL

Financial assets that do not meet the criteria for being measured at amortized cost or designated as FVTOCI are measured at FVTPL.
Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
loss excludes any dividend or interest earned on the financial asset and is included in the “other gains and losses” line item.
Impairment of financial assets
The Group performs impairment assessment under expected credit loss (“ECL”) model on financial assets (including rental deposits, trade and other receivables, amounts due from related parties, other financial assets, pledged bank deposits and bank balances) which are subject to impairment assessment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.
Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant financial instrument. In contrast, 12 months ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.
The Group always recognizes lifetime ECL for trade receivables. The ECL on these assets are assessed on a collective basis for portfolios of financial instruments that share similar economic risk characteristics.
For all other instruments, the Group measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, in which case the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.
(i)
Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.
In particular, the following information is taken into account when assessing whether credit risk has increased significantly:
•
an actual or expected significant deterioration in the financial instrument’s external
(if available) or internal credit rating;

•
significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, or the credit default swap prices for the debtor;

•
existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

•
an actual or expected significant deterioration in the operating results of the debtor; and

•
an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Despite the aforegoing, the Group assumes that the credit risk on a debt instrument has not increased significantly since initial recognition if the debt instrument is determined to have low credit risk at the reporting date. A debt instrument is determined to have low credit risk if (i) it has a low risk of default, (ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and (iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations. The Group considers a debt instrument to have low credit risk when it has an internal or external credit rating of “investment grade” as per globally understood definition.
The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.
(ii)
Definition of default

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).
Irrespective of the above, the Group considers that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.
(iii)
Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:
(a)
significant financial difficulty of the issuer or the borrower;

(b)
a breach of contract, such as a default or past due event;

(c)
the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

(d)
it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or

(e)
the disappearance of an active market for that financial asset because of financial difficulties.

(iv)
Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over two years past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss.
(v)
Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data and forward-looking

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights. The Group uses a practical expedient in estimating ECL on trade receivables using a provision matrix taking into consideration historical credit loss experience, adjusted for forward-looking information that is available without undue cost or effort.
Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.
The Group measures ECL on an individual basis for certain rental deposits, amounts due from related parties and other financial assets, or on a collective basis for portfolios of financial instruments that share similar economic risk characteristics. Lifetime ECL for certain trade receivables are considered on a collective basis taking into consideration past due information and relevant credit information such as forward-looking macroeconomic information. For collective assessment, the Group takes into consideration past-due status when formulating the grouping. The grouping is regularly reviewed by the management to ensure the constituents of each group continue to share similar credit risk characteristics.
Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on amortized cost of the financial asset.
The Group recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.
Derecognition of financial assets
The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.
On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.
Financial liabilities and equity
Classification as debt or equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.
Financial liabilities
All financial liabilities are subsequently measured at amortized cost using the effective interest method.
Financial liabilities including bank borrowings, other borrowings, amounts due to related parties, trade payables and other payables are subsequently measured at amortized cost, using the effective interest method.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Derecognition of financial liabilities
The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.
5.
KEY SOURCES OF ESTIMATION UNCERTAINTY

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.
Estimated impairment of property, plant and equipment and right-of-use assets
Property, plant and equipment and right-of-use assets are stated at costs less accumulated depreciation and impairment, if any. In determining whether an asset is impaired, the Group has to exercise judgment and make estimation, particularly in assessing: (1) whether an event has occurred or any indicators that may affect the asset value; (2) whether the carrying value of an asset can be supported by the recoverable amount, in the case of value in use, the net present value of future cash flows which are estimated based upon the continued use of the asset; and (3) the appropriate key assumptions to be applied in estimating the recoverable amounts including cash flow projections and an appropriate discount rate. When it is not possible to estimate the recoverable amount of an individual asset (including right-of-use assets), the Group estimates the recoverable amount of the cash generating unit to which the assets belongs, including allocation of corporate assets when a reasonable and consistent basis of allocation can be established, otherwise recoverable amount is determined at the smallest group of cash generating units, for which the relevant corporate assets have been allocated. Changing the assumptions and estimates, including the discount rates or the growth rates in the cash flow projections, could materially affect the recoverable amounts. Furthermore, the cash flows projections, growth rates and discount rates are subject to greater uncertainties in the current year due to uncertainty on how the Covid-19 pandemic may progress and evolve and volatility in financial markets, including potential disruptions in the Group’s restaurant operations.
As at December 31, 2022 and 2021, the carrying amounts of property, plant and equipment subject to impairment assessment were USD121,362,000 and USD121,332,000 respectively, before taking into account the accumulated impairment losses of USD39,619,000 and USD34,662,000 in respect of property, plant and equipment that have been recognized. Details of the impairment of property, plant and equipment are disclosed in Note 14.
As at December 31, 2022 and 2021, the carrying amounts of right-of-use assets subject to impairment assessment were USD93,822,000 and USD113,330,000 respectively, before taking into account the accumulated impairment losses of USD30,963,000 and USD34,052,000 in respect of right-of-use assets that have been recognized. Details of the impairment of right-of-use assets are disclosed in Note 14.
Determination on discount rates of lease contracts
The Group applies incremental borrowing rates as the discount rates of lease liabilities, which require financing spread adjustments and lease specific adjustments based on the relevant market rates. The assessments of the adjustments in determining the discount rates involved management judgment, which may significantly affect the amount of lease liabilities and right-of-use assets. As at December 31, 2022 and 2021, the carrying amounts of right-of-use assets are USD201,283,000 and USD202,020,000 respectively and the carrying amounts of lease liabilities are USD241,703,000 and USD243,194,000 respectively.
Deferred tax asset
As at December 31, 2022 and 2021, deferred tax assets of USD1,019,000 and USD144,000 have been recognized in the consolidated statements of financial position respectively. No deferred tax asset has been

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
recognized on the tax losses of USD150,662,000 and USD122,384,000 and other deductible temporary differences of USD106,962,000 and USD95,732,000, due to the unpredictability of future profit streams as at December 31, 2022 and 2021. The realizability of the deferred tax asset mainly depends on whether sufficient future taxable profits or taxable temporary differences will be available in the future, which is a key source of estimation uncertainty. In cases where the actual future taxable profits generated are less or more than expected, or change in facts and circumstances which result in revision of future taxable profits estimation, a material reversal or further recognition of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal or further recognition takes place.
Useful lives of property, plant and equipment
The Group determines the estimated useful lives of its property, plant and equipment in determine the related depreciation charge. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions.
The Group will increase the depreciation charge where useful lives are shorter than previously estimated lives, or will write-off or write-down obsolete assets that have been abandoned or sold. As at December 31, 2022 and 2021, the carrying amount of property, plant and equipment is USD197,444,000 and USD194,978,000 respectively. Details of the depreciation rates of property, plant and equipment are disclosed in Note 14.
6.
REVENUE AND SEGMENT INFORMATION

During the years ended December 31, 2022 and 2021, the Group’s revenue which represents the amount received and receivable, net of discounts and sales related taxes, from the restaurant operation, delivery business and others, which is primarily generated from sales of hot pot condiment products to local guests and food ingredients to retailers, are as follows:
	2022	2021
	USD’000	USD’000
Types of services or goods
Restaurant operation	545,612	296,059
Delivery business	6,572	11,783
Others	6,041	4,531
Total	558,225	312,373
Timing of revenue recognition
At a point in time	558,225	312,373
Information reported to Chief Executive Officer, who is identified as the chief operating decision maker of the Company, in order to allocate resources and to assess performance, focuses on the operating results of the Group as a whole as the Group’s resources are integrated. Accordingly, no operating segment information is presented.
No individual customer contributes to over 10% of total revenue of the Group during the years ended December 31, 2022 and 2021.
The following table sets forth the breakdown of the Group’s revenue and non-current assets based on location of operation during the years ended December 31, 2022 and 2021.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
	Revenue		Non-current assets (Note)
	2022	2021	2022	2021
	USD’000	USD’000	USD’000	USD’000
Southeast Asia	331,632	173,674	157,437	134,073
East Asia	58,708	41,178	40,525	48,150
North America	116,075	70,702	101,632	121,289
Others	51,810	26,819	102,192	93,861
Total	558,225	312,373	401,786	397,373

Note:
Non-current assets presented above excluded other financial assets, other receivables, rental deposits, prepayment for acquisition of non-current assets and deferred tax assets.

7.
OTHER INCOME

	2022	2021
	USD’000	USD’000
Interest income on:
– bank deposits	355	61
– rental deposits	437	618
– loans to related parties	225	689
– other financial assets	41	127
	1,058	1,495
Government grants (Note)	4,998	17,455
Others	645	508
	6,701	19,458

Note:
The amounts mainly represent the subsidies received from the local governments for the Group’s business development. The Group recognized government grants of USD2,594,000 and USD16,563,000 for the years ended December 31, 2022 and 2021 in respect of Covid-19-related subsidies, of which USD510,000 and USD10,578,000 for years ended December 31, 2022 and 2021 are related to employment support scheme provided by the local government. There were no unfulfilled conditions for all the government grants in the years in which they were recognized.

8.
OTHER EXPENSES

	2022	2021
	USD’000	USD’000
Administrative expenses (Note)	23,921	19,681
Consulting services expenses	7,754	7,594
Bank charges	8,705	5,757
Daily maintenance expenses	4,959	2,746
Outsourcing service fee	5,931	2,418
Business development expenses	1,501	1,413
Storage expenses	2,739	2,120
	55,510	41,729

Note:
Administrative expenses mainly include expenses incurred on employee activities, commercial insurance, conference and other miscellaneous expenses, which individually are not material to the Group.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9.
OTHER GAINS (LOSSES) — NET

	2022	2021
	USD’000	USD’000
Net impairment loss recognized in respect of
– property, plant and equipment (Note 14)	(7,721)	(31,852)
– right-of-use assets (Note 15)	(106)	(31,203)
	(7,827)	(63,055)
Loss on disposal of property, plant and equipment and provision for early termination of leases	(6,890)	(1,037)
Gain on lease termination	5,146	—
Loss on lease modification	—	(236)
Net foreign exchange loss	(21,889)	(13,175)
Net gains arising on financial assets at FVTPL	195	422
Others	4,472	3,811
Total	(26,793)	(73,270)

10.
FINANCE COSTS

	2022	2021
	USD’000	USD’000
Interests on loans from related parties	3,880	9,581
Interests on lease liabilities	8,277	9,111
Interests on bank borrowings	51	153
Interests charge on unwinding of discounts	285	313
	12,493	19,158

11.
INCOME TAX EXPENSE

	2022	2021
	USD’000	USD’000
Current tax:
– current year	6,941	178
– over provision of tax in prior years	(386)	(187)
Withholding tax	1,318	1,093
Deferred tax (Note 18)	1,160	76
	9,033	1,160
The Company is incorporated as an exempted company and as such is not subject to Cayman Islands taxation.
The taxation of the Group is calculated at the rates prevailing in the relevant jurisdictions at 17% to 35% on the estimated assessable profits.
The income tax expense for the years ended December 31, 2022 and 2021 can be reconciled to the loss before tax per the consolidated statements of profit or loss and other comprehensive income as follows:

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
	2022	2021
	USD’000	USD’000
Loss before tax	(32,230)	(149,592)
Tax at 17% (Note)	(5,479)	(25,431)
Tax effect of expenses not deductible for tax purposes	6,848	7,850
Tax effect of income not taxable for tax purposes	(1,104)	(3,562)
Tax effect of tax losses not recognized	10,783	9,998
Tax effect of deductible temporary differences not recognized and utilization of temporary differences not recognized previously	(296)	12,211
Utilization of tax losses previously not recognized	(1,822)	(571)
Tax exemption and rebates	(320)	—
Withholding tax	1,318	1,093
Over provision of tax in prior years	(386)	(187)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(540)	(241)
Others	31	—
Income tax expense for the year	9,033	1,160

Note:
17% represents the domestic tax rate of Singapore, the largest region where the Group’s business located for the years ended December 31, 2022 and 2021.

12.
LOSS FOR THE YEAR

The Group’s loss for the year during the years ended December 31, 2022 and 2021 have been arrived at after charging (crediting):
	2022	2021
	USD’000	USD’000
Depreciation of property, plant and equipment	37,346	35,166
Depreciation of right-of-use assets	35,560	34,700
Amortization of other intangible assets	46	50
Total depreciation and amortization	72,952	69,916
Property and equipment rentals:
– Office premises and equipment (short-term leases)	288	179
– Restaurants
– Covid-19-related rent concessions (Note 15)	(1,006)	(2,576)
– Variable lease payments (Note 15)	1,653	1,314
Subtotal	935	(1,083)
Other rental related expenses	12,071	7,639
Total rentals and related expenses	13,006	6,556
Directors’ emoluments	1,045	823
Other staff cost:
Salaries and other allowances	173,557	130,475
Employee welfare	3,442	3,640
Retirement benefit contributions	10,883	8,405
Total staff costs	188,927	143,343

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note:
The variable lease payments refers to the property rentals based on pre-determined percentages of revenue less minimum rentals of the respective leases.

13.
LOSS PER SHARE

The calculation of the basic loss per share attributable to the owners of the Company is based on the following data:
	2022	2021
	USD’000	USD’000
Loss for the year attributable to the owners of the Company for the purpose of calculating loss per share	(41,248)	(150,752)
	2022	2021
	’000	’000
Weighted average number of ordinary shares for the purpose of calculating loss per share (Note)	557,400	557,400

Note:
The weighted average number of ordinary shares for the purpose of basic loss per share has been determined on the basis of the shares issued to Newpai in 2022 (Note 2) which has been adjusted retrospectively to the beginning of the period reported.

No diluted loss per share for the year ended December 31, 2022 and 2021 was presented as there were no potential ordinary shares in issue for the year ended December 31, 2022 and 2021.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14.
PROPERTY, PLANT AND EQUIPMENT

	Leasehold land and building	Freehold land	Leasehold improvement	Machinery	Transportation equipment	Furniture and fixture	Renovation in progress	Total
	USD’000 (Note ii)	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
COST
At January 1, 2021	897	13,418	198,349	6,553	2,033	16,469	32,479	270,198
Additions (Note i)	1,690	954	4,137	2,760	73	14,200	42,371	66,185
Transfer from renovation in progress	—	—	47,615	—	—	36	(47,651)	—
Disposals	—	—	(5,994)	(99)	(52)	(279)	—	(6,424)
Exchange adjustments	(185)	(1,441)	(6,396)	(313)	(87)	(1,851)	(3,362)	(13,635)
At December 31, 2021	2,402	12,931	237,711	8,901	1,967	28,575	23,837	316,324
Additions (Note i)	2	6	31,638	7,030	251	4,980	19,755	63,662
Acquisition of a subsidiary (Note 41)	—	—	1,701	—	—	—	—	1,701
Transfer from renovation in progress	—	—	18,248	—	—	—	(18,248)	—
Disposals	—	—	(4,847)	(577)	(244)	(873)	(491)	(7,032)
Exchange adjustments	(318)	(1,713)	(8,270)	(385)	(103)	(1,014)	(3,168)	(14,971)
At December 31, 2022	2,086	11,224	276,181	14,969	1,871	31,668	21,685	359,684
DEPRECIATION AND IMPAIRMENT
At January 1, 2021	224	—	47,806	2,114	1,086	7,872	—	59,102
Charge for the year	218	—	30,153	1,284	180	3,331	—	35,166
Impairment loss recognized in profit or loss	—	—	29,076	—	—	2,776	—	31,852
Eliminated on disposals	—	—	(4,228)	(72)	(19)	(264)	—	(4,583)
Exchange adjustments	(35)	—	41	(118)	(35)	(44)	—	(191)
At December 31, 2021	407	—	102,848	3,208	1,212	13,671	—	121,346
Charge for the year	225	—	32,125	1,967	180	2,849	—	37,346
Impairment loss recognized in profit or loss	—	—	7,721	—	—	—	—	7,721
Eliminated on disposals	—	—	(256)	(462)	(209)	(798)	—	(1,725)
Exchange adjustments	(56)	—	913	11	(33)	(3,283)	—	(2,448)
At December 31, 2022	576	—	143,351	4,724	1,150	12,439	—	162,240
CARRYING AMOUNT
At December 31, 2022	1,510	11,224	132,830	10,245	721	19,229	21,685	197,444
At December 31, 2021	1,995	12,931	134,863	5,693	755	14,904	23,837	194,978

Note i:
In 2022, the Group purchased new property, plant and equipment of USD63,662,000 and paid renovation fee payables carried forward from prior year of USD266,000 (Note 26). There is USD3,457,000 remains unpaid includes in renovation fee payables (Note 26).
In 2021, the Group paid for new additions of USD66,185,000 and renovation fee payables carried forward from prior year of USD1,196,000.
Note ii:
In the opinion of the directors of the Group, allocations of the carrying amounts between the leasehold land and building elements cannot be made reliably and therefore the entire carrying amounts of the leasehold land and building is presented as property, plant and equipment.
The above items of property, plant and equipment, except for renovation in progress, after taking into account the residual value, are depreciated on a straight-line basis at the following rates per annum:

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Leasehold land and building	5.88% – 25.00%
Leasehold improvement	5.56% – 33.00% or lease term, whichever is shorter
Machinery	12.50% – 33.00%
Transportation equipment	10.00% – 25.00%
Furniture and fixture	5.26% – 33.00%
Impairment assessment
As at December 31, 2022 and 2021 in view of the unfavorable future prospects of some restaurants, the management of the Group concluded there were indications for impairment and conducted impairment assessment on certain property, plant and equipment and right-of-use assets. The Group estimated the recoverable amounts of such restaurants (cash generating units (“CGUs”) to which the asset belongs when it is not possible to estimate the recoverable amount individually, including allocation of corporate assets when reasonable and consistent basis can be established.
The recoverable amounts of CGUs of USD114,000,000 have been determined based on value in use calculation. That calculation used discounted cash flow projections based on financial budgets approved by the management of the Group covering the remaining lease periods which are between 1 to 5 years with pre-tax discount rates ranging from 8.8% to 33.51% and 6.8% to 17.0% per annum as at December 31, 2022 and 2021, which varies in restaurants operated in different countries. Cash flows beyond the 5-year period for those CGUs with remaining lease terms more than 5 years are extrapolated using a steady 0% to 3% growth rate per annum. Other key assumptions for the value in use calculations related to the estimation of cash inflows/outflows included revenue growth rate and average percentage of costs and operating expenses of revenue for the forecast periods, which are based on the CGUs’ past performance and the management’s expectations for the market development. The revenue growth rates and discount rates have been assessed taking into consideration the higher degree of estimation uncertainties due to uncertainty on how the Covid-19 pandemic may progress and evolve and volatility in financial markets, including potential disruptions of the Group’s restaurant operations.
Based on the results of the assessments, the management of the Group determined that the recoverable amounts of certain CGUs are lower than the carrying amounts. The impairment loss has been allocated to each category of property, plant and equipment and right-of-use assets such that the carrying amount of each category of asset is not reduced below the highest of its fair value less cost of disposal, its value in use and zero. Based on the value in use calculation and the allocation, an impairment loss of USD7,721,000 and USD31,852,000 has been recognized against the carrying amount of property, plant and equipment and an impairment loss of USD106,000 and USD31,203,000 has been recognized against the carrying amount of right-of-use assets for the years ended December 31, 2022 and 2021, respectively.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15.
RIGHT-OF-USE ASSETS

Leased properties
USD’000
At December 31, 2021
Carrying amount	202,020
At December 31, 2022
Carrying amount	201,283
For the year ended December 31, 2021
Depreciation charge	34,700
Impairment loss recognized in profit or loss	31,203
For the year ended December 31, 2022
Depreciation charge	35,560
Impairment loss recognized in profit or loss	106
	2022	2021
	USD’000	USD’000
Expense relating to short-term leases	288	179
Variable lease payments not included in the measurement of lease liabilities	1,653	1,314
Total cash outflow for leases (Note)	38,053	30,585
Additions to right-of-use assets	60,133	44,985
Acquisition of subsidiary (Note 41)	5,064	—
Termination of right-of-use assets	20,888	14,181
Remeasurement of provision for restoration	1,091	—
Decrease due to the modification of leases	—	4,362

Note:
During the years ended December 31, 2022 and 2021, the amount includes payments of principal and interest portion of lease liabilities of USD36,112,000 and USD29,091,000 respectively which are presented in financing cash flows and payment of variable lease payments and short-term leases of USD1,941,000 and USD1,494,000 respectively which are presented in operating cash flows.
During the years ended December 31, 2022 and 2021, the Group leases various premises for its operations. Lease contracts are entered into for fixed terms of 12 months to 20 years, but may have termination options as described below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable.
Variable lease payments
Leases of restaurants are either with only fixed lease payments or contain variable lease payment that are based on 0.8% to 8.0% and 0.25% to 8.0% of sales with minimum annual lease payments that are fixed over the lease term for the years ended December 31, 2022 and 2021. The payment terms are common in restaurants in the countries and areas where the Group operates. The amounts of fixed and variable lease payments paid to relevant lessors for the years ended December 31, 2022 and 2021 after offsetting Covid-19-related rent concessions are as follows:

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2022
	Number of leases	Fixed payments	Variable payments	Total payments
		USD’000	USD’000	USD’000
Office premises without variable lease payments	3	187	—	187
Leases without variable lease payments	114	18,918	—	18,918
Leases with variable lease payments	67	17,295	1,653	18,948
Total	184	36,340	1,653	38,053
For the year ended December 31, 2021
	Number of leases	Fixed payments	Variable payments	Total payments
		USD’000	USD’000	USD’000
Office premises without variable lease payments	1	39	—	39
Leases without variable lease payments	110	18,900	—	18,900
Leases with variable lease payments	58	10,332	1,314	11,646
Total	169	29,271	1,314	30,585
The overall financial effect of using variable payment terms is that higher rental costs are incurred by stores with higher sales. Variable rental expenses are expected to continue to represent a similar proportion of store sales in future years.
Termination options
The Group has termination options in a number of leases for restaurants. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of termination options held are exercisable only by the Group and not by the respective lessors.
The Group assessed at lease commencement date and concluded it is reasonably certain not to exercise the termination options. In addition, the Group reassesses whether it is reasonably certain not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that is within the control of the lessee.
During the years ended December 31, 2022 and 2021, the Group decided to discontinue the operations of certain restaurants before the expiry of original lease terms of those restaurants. As a result, the Group is reasonably certain to exercise the termination option stipulated in the lease agreements for the relevant restaurants, and lease liabilities and right-of-use assets have been adjusted accordingly.
Restrictions or covenants on leases
Lease liabilities of USD241,703,000 (2021: USD243,194,000) are recognized with related right-of-use assets of USD201,283,000 (2021: USD202,020,000) as at year end. The lease agreements do not impose any covenants other than the security deposits that are held by the lessor. Leased assets may not be used as security for borrowing purposes.
Leases committed
As at December 31, 2022 and 2021, the Group has entered into new leases for several restaurants that have yet to commence, with average non-cancellable period ranging from 2 to 15 years, the total future

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
undiscounted cash flows over the non-cancellable period amounted to USD5,131,000 and USD1,840,000 as at December 31, 2022 and 2021, respectively.
Rent concessions
During the year ended December 31, 2022, certain lessors of restaurants provided rent concessions to the Group through rent reductions ranging from 10% to 100% monthly rents over 0.5 to 6 months.
During the year ended December 31, 2021, certain lessors of restaurants provided rent concessions to the Group through rent reductions ranging from 10% to 100% monthly rents over 0.5 to 10 months.
These rent concessions occurred as a direct consequence of Covid-19 pandemic and met all of the conditions in IFRS 16.46B, and the Group applied the practical expedient not to assess whether the changes constitute lease modifications. The effects on changes in lease payments due to forgiveness or waiver by the lessors for the relevant leases of USD1,006,000 and USD2,576,000 were recognized as negative variable lease payments for the years ended December 31, 2022 and 2021 respectively.
Details of impairment of right-of-use assets are set out in Note 14.
16.
GOODWILL

Total
USD’000
At January 1, 2021 and 2022	—
Arising on acquisition of a subsidiary (Note 41)	1,122
At December 31, 2022	1,122
For the purpose of impairment testing, the carrying amount of goodwill has been allocated to HN&T, which is identified to be a CGU. In addition to goodwill above, property, plant and equipment, intangible assets and right-of-use assets that generate cash flows together with the related goodwill are also included in the CGU for the purpose of impairment assessment.
The recoverable amount of CGU has been determined based on value in use calculations. The level of the fair value hierarchy into which the fair value measurement is categorized in its entirety is level 3. That calculation uses cash flow projections based on financial budgets approved by the management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using a steady 2% annual growth rate per annum. This growth rate is based on the relevant industry growth forecasts and does not exceed the average long-term growth rate for the relevant industry. The cash flows are discounted using pre-tax discount rate of 13% per annum. The discount rate reflects specific risks relating to the business. Other key assumptions for the fair value calculations relating to the estimation of cash inflows/outflows included revenue growth rates and the percentage of costs and operating expenses of revenue, which are based on the CGU’s past performance and the management’s expectations for the market development.
During the year ended December 31, 2022, no impairment of goodwill related to HN&T nor other write-down of the assets of HN&T is considered necessary by the Directors.
No sensitivity analysis of the impairment for goodwill is disclosed as the exposure is not significant.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17.
OTHER INTANGIBLE ASSETS

	Software	License	Brand name (Note)	Total
	USD’000	USD’000	USD’000	USD’000
COST
At January 1, 2021	107	423	—	530
Additions	19	26	—	46
Disposals	(9)	—	—	(9)
Exchange adjustments	(3)	(18)	—	(22)
At December 31, 2021	114	431	—	545
Additions	—	—	—	—
Acquisition of a subsidiary (Note 41)	—	—	1,600	1,600
Disposals	(1)	—	—	(1)
Exchange adjustments	16	(10)	—	6
At December 31, 2022	129	421	1,600	2,150
ACCUMULATED DEPRECIATION
At January 1, 2021	(64)	(68)	—	(132)
Charge for the year	(28)	(22)	—	(50)
Eliminated on disposals	9	—	—	9
Exchange adjustments	3	—	—	3
At December 31, 2021	(80)	(90)	—	(170)
Charge for the year	(21)	(25)	—	(46)
Eliminated on disposals	1	—	—	1
Exchange adjustments	2	—	—	2
At December 31, 2022	(98)	(115)	—	(213)
CARRYING AMOUNT
At December 31, 2022	31	306	1,600	1,937
At December 31, 2021	34	341	—	375

Note:
The brand name was founded in New York in 2016 and plays a crucial role in the retention of customer and overall operation of the HN&T. Being a Michelin awarded brand, HN&T has garnered wide range of positive reviews from the local media which the management of the Group expect the brand to bring in economic benefits and attract more local customers to generate net cash flows for the Group.

As a result, the brand name is considered by the management of the Group as having an indefinite useful life because it is expected to contribute to net cash inflows indefinitely. The brand name will not be amortized until its useful life is determined to be finite. Instead it will be tested for impairment annually and whenever there is an indication that it may be impaired.
18.
DEFERRED TAX ASSETS (LIABILITIES)

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for the financial reporting purpose:

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
	As at December 31, 2022	As at December 31, 2021
	USD’000 (Restated)	USD’000 (Restated)
Deferred tax assets	50,554	52,096
Deferred tax liabilities	(53,146)	(53,079)
	(2,592)	(983)
The followings are the major deferred tax assets and liabilities recognized and movements thereon during the years ended December 31, 2022 and 2021:
	Accelerated tax depreciation	Right-of- use assets	Lease liabilities	Right-of- use assets/ lease liabilities, net	Customer loyalty scheme	Tax losses	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At January 1, 2021 (Audited)	(367)	—	—	(658)	66	67	(892)
Adjustments (Note 3)	—	(57,889)	57,231	658	—	—	—
At January 1, 2021 (Restated)	(367)	(57,889)	57,231	—	66	67	(892)
Credit (charge) to profit or loss (Note 11)	288	5,080	(5,400)	—	(2)	(42)	(76)
Exchange adjustments	5	(139)	121	—	(2)	—	(15)
At December 31, 2021 (Restated)	(74)	(52,948)	51,952	—	62	25	(983)
(Charge) credit to profit or loss (Note 11)	(1,833)	(89)	(487)	—	215	1,034	(1,160)
Acquisition of a subsidiary (Note 41)	(440)	—	—	—	—	—	(440)
Exchange adjustments	(13)	2,059	(2,059)	—	—	4	(9)
At December 31, 2022 (Restated)	(2,360)	(50,978)	49,406	—	277	1,063	(2,592)
Deferred tax assets have not been recognized in respect of the following items:
	As at December 31, 2022	As at December 31, 2021
	USD’000	USD’000
Tax losses (Note i)	150,662	122,384
Other deductible temporary differences (Note ii)	106,962	95,732
	257,624	218,116

Notes:
i.
Included in unrecognized tax losses are losses of USD79,669,000 that will expire in 2026 to 2037 (2021: USD68,672,000) and tax losses of USD70,993,000 (2021: USD53,712,000) as at December 31, 2022, may be carried forward indefinitely.

No deferred tax asset has been recognized in relation to the above tax losses due to the unpredictability of future profit streams of those loss-making subsidiaries and it is not probable that taxable profit will be available against which the tax losses can be utilized.
ii.
As at December 31, 2022, the Group has other deductible temporary differences of USD106,962,000 (2021: USD95,732,000) mainly arising from temporary differences of impairment loss and leasing transactions. No deferred tax asset has been recognized in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilized.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
19.
OTHER FINANCIAL ASSETS

	As at December 31, 2022	As at December 31, 2021
	USD’000	USD’000
Debt instruments at amortized cost	—	4,744
Total	—	4,744
Analyzed as:
Current	—	500
Non-current	—	4,244
Total	—	4,744

Note:
Other financial assets represented the debt investments held by the Group within a business model whose objective is to collect contractual cash flows which are solely payments of principal and interest on the principal amount outstanding. Therefore, these debt investments were measured at amortized cost.

The above other financial assets bore fixed interest rate at 1.63% to 5.0% per annum with the maturity dates ranging from 2023 to 2025 as at December 31, 2021, except for other financial assets of USD500,000 as at December 31, 2021 which has no specific maturity date.
During the year ended December 31, 2022, the Group early redeemed all of those other financial assets due to the strategic alignment for certain subsidiary.
20.
INVENTORIES

	As at December 31, 2022	As at December 31, 2021
	USD’000	USD’000
Condiment products	6,999	2,135
Food ingredients	10,254	10,096
Beverage	1,197	583
Other materials	7,534	3,895
	25,984	16,709

21.
TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As at December 31, 2022	As at December 31, 2021
	USD’000	USD’000
Trade receivables (Note i)	9,470	6,334
Other receivables and prepayments:
Prepayment to suppliers	14,872	18,413
Input value-added tax to be deducted	488	2,212
Interest receivable	—	38
Others (Note ii)	3,896	3,256
	19,256	23,919
Total	28,726	30,253
Current	26,771	30,253
Non-current (Note ii)	1,955	—
	28,726	30,253

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at January 1, 2021, trade receivables from contracts with customers amounted to USD3,919,000.

Notes:
i.
Majority of trade receivables were from payment platforms which are normally settled within 30 days. Trade receivables are aged within 30 days based on the date of rendering of services. There were no past due trade receivables at end of each reporting period.

ii.
Includes in others are mainly long-term loans to non-controlling interest holders amounted to USD1,955,000 (2021: Nil). The loans are unsecured, interest-free and repayable in 5 years.

22.
AMOUNTS DUE FROM / TO RELATED PARTIES

Amounts due from related parties:
	As at December 31, 2022	As at December 31, 2021
	USD’000	USD’000
Trade nature:
Prepayments for goods made to related companies controlled by the Controlling Shareholders	—	277
Non-trade nature:
Loans to related companies controlled by the Controlling Shareholders (Note)	—	29,106
Total	—	29,383

Note:
As at December 31, 2021, loans to related companies controlled by the Controlling Shareholders of USD28,558,000 bore interest rates at 2.64% to 3.14% per annum, while the remaining amounts were non-interest bearing. Those amounts are unsecured, and unguaranteed and repayable on demand. All of those amounts have been settled in cash before December 31, 2022.

Amounts due to related parties:
	As at December 31, 2022	As at December 31, 2021
	USD’000	USD’000
Trade nature (Note i):
Related companies controlled by the Controlling Shareholders	776	768
Non-trade nature:
Loans from related companies controlled by the Controlling Shareholders (Notes ii & iii)	—	498,575
Interest payables to related companies controlled by the Controlling Shareholders (Note ii)	—	1,219
Subtotal	—	499,794
Total	776	500,562

Notes:
i.
Amounts due to related parties arising from the purchase of food ingredients and condiment products were with a credit term of 30 to 60 days.

ii.
As at December 31, 2021, loans from related companies controlled by the Controlling Shareholders of USD468,423,000 bore interest rates at 2.00% to 3.90% per annum, while the remaining amounts were non-interest bearing. Those amounts were unsecured

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
and unguaranteed and payable on demand or within one year. Majority of those amounts have been settled by capitalizing as equity of the Company pursuant to the resolutions of directors of Newpai and the Company (as detailed in Note 40).
iii.
As at December 31, 2021, included in the loans from related companies controlled by the Controlling Shareholders above was amount of USD12,905,000, which was attributable to the IFS Business but the contractual relationship was between Haidilao International Food Services Pte. Ltd., a wholly-owned subsidiary of the Retained Group and the related parties. Upon transfer of the IFS Business, the loans from related parties of USD15,866,000 attributable to the IFS Business, which was not part of the Purchased Assets, has been retained in the Retained Group and not included in the Group’s consolidated financial statements.

23.
FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

As at December 31, 2022 and 2021, the financial assets at fair value through profit or loss represent investments in private equity investment funds initiated by certain overseas asset management corporations. During the year ended December 31, 2022, the Group redeemed financial assets at fair value through profit or loss at the amount of USD36,159,000 and the remaining balance in consolidated statements of financial position amounting to USD14,000.
24.
PLEDGED BANK DEPOSITS/BANK BALANCES AND CASH

	As at December 31, 2022	As at December 31, 2021
	USD’000	USD’000
Bank balances and cash
– Cash on hand	42	—
– Bank balances (Note i)	93,836	89,546
	93,878	89,546
Pledged bank deposits (Note ii)	3,673	3,337
	97,551	92,883

Notes:
i.
As at December 31, 2022, bank balances of the Group carried interest at market rates which ranges from Nil to 2.90% (2021: Nil to 1.50%) per annum.

ii.
As at December 31, 2022, bank deposits of USD3,673,000 (2021: USD3,337,000) carrying interest rate at Nil to 3.60% (2021: Nil to 1.44%) per annum, are pledged to banks to secure the rental payments to the lessors.

As at December 31, 2021, included in the bank deposits balances above were amounts of USD1,854,000, which were attributable to the IFS Business but maintained in the bank accounts under the name of the Haidilao International Food Services Pte. Ltd., a wholly-owned subsidiary of Retained Group. Upon transfer of the IFS Business, the bank deposits attributable to the IFS Business, which was not part of the Purchased Assets, has been retained in the Retained Group and not included in the Group’s consolidated financial statements.
Pledged bank deposits, bank balance and cash denominated in various currencies are as follows:

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
	As at December 31, 2022	As at December 31, 2021
	USD’000	USD’000
– USD	43,707	55,641
– SGD	16,676	10,758
– Japanese Yen (“JPY”)	1,533	2,570
– MYR	5,130	6,418
– Australian Dollar (“AUD”)	5,600	3,283
– Great Britain Pound (“GBP”)	2,600	2,028
– Canadian Dollar (“CAD”)	3,255	2,130
– Thailand Baht (“THB”)	4,178	1,853
– Indonesian Rupiah (“IDR”)	4,268	2,705
– EUR	1,727	649
– South Korean Won (“KRW”)	5,560	1,693
– Vietnamese Dong (“VND”)	2,263	3,059
– HKD	512	96
– Confoederatio Helvetica Franc (“CHF”)	20	—
– New Zealand Dollar (“NZD”)	406	—
– Renminbi (“RMB”)	116	—
	97,551	92,883

25.
TRADE PAYABLES

Trade payables are non-interest bearing and the majority are with a credit term of 30-60 days. An aged analysis of the Group’s trade payables, as at the end of each reporting period, based on the invoice date, is as follows:
	As at December 31, 2022	As at December 31, 2021
	USD’000	USD’000
Within 60 days	32,313	26,549

Note:
As at December 31, 2021, included in the trade payable balances above were amounts of USD1,633,000, which were attributable to the IFS Business and Central Kitchen Business but the contractual relationship were between the Retained Group and the creditors. Upon transfer of the IFS Business and Central Kitchen Business in June 2022, trade payable of USD2,382,000 attributable to the IFS Business and Central Kitchen Business, which was not part of the Purchased Assets, has been retained in the Retained Group and not included in the Group’s consolidated financial statements.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.
OTHER PAYABLES

	As at December 31, 2022	As at December 31, 2021
	USD’000	USD’000
Staff cost payable	15,852	16,183
Other taxes payables	5,728	4,446
Renovation fee payables (Note 14)	3,457	266
Listing expenses payables	2,761	—
Others	3,865	3,233
	31,663	24,128

27.
LEASE LIABILITIES

	As at December 31, 2022	As at December 31, 2021
	USD’000	USD’000
Lease liabilities payable:
Within one year	40,016	36,655
Within a period of more than one year but not exceeding two years	48,329	33,271
Within a period of more than two years but not exceeding five years	79,264	80,623
Within a period of more than five years	74,094	92,645
	241,703	243,194
Less: Amounts due for settlement within one year shown under current liabilities	40,016	36,655
Amounts due for settlement after one year shown under non-current liabilities	201,687	206,539
The incremental borrowing rates applied to lease liabilities range from 1.10% to 5.42% (2021: 1.12% to 7.63%) per annum as at December 31, 2022.
28.
BANK BORROWINGS

	As at December 31, 2022	As at December 31, 2021
	USD’000	USD’000
Guaranteed and unsecured (Note)	596	774
Unguaranteed and unsecured	—	3,025
	596	3,799

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The carrying amounts of the above bank borrowings are repayable:
	As at December 31, 2022	As at December 31, 2021
	USD’000	USD’000
Within one year	75	3,111
Within a period of more than one year but not exceeding two years	75	87
Within a period of more than two years but not exceeding five years	446	601
	596	3,799
Less: Amounts due within one year shown under current liabilities	75	3,111
Amounts due for settlement after one year shown under non-current liabilities	521	688

Note:
As at December 31, 2022 and 2021, bank borrowings of JPY79,150,000 (equivalent to approximately USD596,000) and JPY89,158,000 (equivalent to approximately USD774,000), respectively were guaranteed by 張航 (Zhang Hang), the then legal representative of Haidilao Japan Co., Ltd., which is a subsidiary of the Company.

The exposure of the Group’s bank borrowings are as follows:
	As at December 31, 2022	As at December 31, 2021
	USD’000	USD’000
Fixed-rate borrowings (Note i)	596	774
Variable-rate borrowings (Note ii)	—	3,025
	596	3,799

Notes:
i.
On November 30, 2020, the Group entered into loan agreements of JPY100 million for a period of ten years, which carry interest at 2% per annum with interest free in the first three years from year 2020, as the support was provided by the local government for the relief of Covid-19 pandemic. As at December 31, 2022, fixed-rate borrowings amounted to JPY79,150,000 (equivalent to approximately USD596,000) (2021: JPY89,158,000 (equivalent to approximately USD774,000)).

ii.
On November 13, 2019, the Group entered into short-term loan agreement of KRW3,600 million with a repayment period of a year and interest at the final return rate of Korea 91 days certificate of deposit plus 1.0% per annum. The Group has obtained extensions of the credit loan agreements from November 2020 to March 2022. As at December 31, 2021, variable-rate borrowings amounted to KRW3,600,000,000 (equivalent to approximately USD3,025,000).

29.
CONTRACT LIABILITIES

	As at December 31, 2022	As at December 31, 2021
	USD’000	USD’000
Customer loyalty scheme	3,867	2,524
Prepaid cards and issued vouchers	350	276
	4,217	2,800
As at January 1, 2021, contract liabilities amounted to USD2,573,000.
The following table shows the revenue recognized related to carried forward contract liabilities during the year.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
	As at December 31, 2022	As at December 31, 2021
	USD’000	USD’000
Customer loyalty scheme	2,004	1,665
Prepaid cards and issued vouchers	276	448
	2,280	2,113
The transaction price allocated to the remaining performance obligation (unsatisfied or partially unsatisfied) as at year end and the expected timing of recognizing revenue are as follows:
	As at December 31, 2022
	Customer loyalty scheme	Prepaid cards and issued vouchers	Total
	USD’000 (Note i)	USD’000 (Note ii)	USD’000
Within one year	3,437	350	3,787
More than one year but within two years	383	—	383
More than two years	47	—	47
	3,867	350	4,217
	As at December 31, 2021
	Customer loyalty scheme	Prepaid cards and issued vouchers	Total
	USD’000 (Note i)	USD’000 (Note ii)	USD’000
Within one year	2,054	276	2,330
More than one year but within two years	470	—	470
	2,524	276	2,800

Notes:
i.
The customer loyalty points have a valid period between 2 years to 5 years since the award credits were granted to customers and can be redeemed anytime within the valid period at customers’ discretion. The amounts disclosed above represented the Group’s expectation on the timing of redemption made by customers.

ii.
The Group issued prepaid cards and vouchers which have no expiration and can be utilized in the future consumption in restaurants at customers’ discretion. The amounts disclosed above represented the Group’s expectation on the timing of utilization made by customers.

30.
PROVISIONS

	As at December 31, 2022	As at December 31, 2021
	USD’000	USD’000
Provision for restoration (Note i)	9,695	8,937
Provision for early termination of leases (Note ii)	1,624	515
	11,319	9,452
Less: Amounts expected to be paid within one year	723	515
Amounts shown under non-current liabilities	10,596	8,937

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes:
i.
The provision is related to costs expected to be incurred to restore the leasehold properties according to lease agreements.

ii.
The provision is related to the compensation for closure of certain restaurants that were expected to be paid to lessors based on the negotiations between the parties.

The movements in provisions during the years ended December 31, 2022 and 2021 are as follows:
	Provision for restoration	Provision for early termination of leases	Total
	USD’000	USD’000	USD’000
At January 1, 2021	7,900	—	7,900
Provision in the year	963	515	1,478
Interests accrued	313	—	313
Exchange adjustments	(239)	—	(239)
At December 31, 2021	8,937	515	9,452
Provision in the year	1,089	1,686	2,775
Remeasurement in the year	(1,091)	—	(1,091)
Utilized in the year	—	(515)	(515)
Interests accrued	285	—	285
Exchange adjustments	475	(62)	413
At December 31, 2022	9,695	1,624	11,319

31.
SHARE-BASED PAYMENTS

Pursuant to the board resolution dated on December 12, 2022, the board of the Company had approved, subject to acceptance by the grantees, the grant of an aggregate of 61,933,000 shares to selected participants, including employees, several directors and chief executives of the Company mainly to recognize their contributions in order to incentivize them to remain with the Group, and to motivate them to strive for the future development of the Group (the “Share Award Scheme”).
As at December 31, 2022, the vesting conditions (including both of service conditions and performance conditions) of the Share Award Scheme have not yet been agreed and no shared understanding of the terms and conditions of the share-based payment arrangement between the Company and the grantees have been reached, accordingly, no share-based payment transaction was accounted for during the year ended December 31, 2022.
32.
SHARE CAPITAL OF THE COMPANY / COMBINED CAPITAL OF SUBSIDIARIES

Combined capital of subsidiaries
For the purpose of presenting the consolidated financial statements, the combined capital of subsidiaries as at December 31, 2021 represented the aggregate amount of the paid-in capital of the subsidiaries attributable to the Controlling Shareholders at the respective dates before the Company became the holding company of the Group.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Share Capital of the Company
	Number of shares	Shown in the consolidated financial statements
		USD’000
Ordinary shares at par value of USD0.000005 each
Authorized:
At May 6, 2022 (date of incorporation), and December 31, 2022	10,000,000,000	—
Issued and fully paid:
At May 6, 2022 (date of incorporation)	1	—
Issue of shares	557,399,998**	3
Loan Capitalization	1	*
Issue of ordinary shares to share award scheme trusts	61,933,000	*
At December 31, 2022	619,333,000	3

*:
Less than USD1,000

**:
The issuance of shares included 1 share issued in June 2022 for cash injection and 557,399,997 shares issued in December 2022 (refer to note below).

Note:
On May 6, 2022, the Company was incorporated in the Cayman Islands as an exempted company with 10,000,000,000 shares with a par value of USD0.000005 each. Upon incorporation, one shares was allotted and issued to an independent third-party subscriber and such share was then transferred to Newpai.

On June 1, 2022, one share of the Company was allotted and issued to Newpai for Loan Capitalization (as defined in Note 40) with the amount of USD471,336,000 and another one share of the Company was allotted and issued to Newpai for cash injection with the amount of USD23,144,000 (Note 2). The new shares allotted and issued rank pari passu in all respects with the existing shares.
On December 12, 2022, 557,399,997 shares was allotted and issued to Newpai for cash at par value of USD0.000005 each (Note 2).
On December 12, 2022, in order to implement the share award scheme, 61,933,000 shares were allotted and issued to the companies wholly-owned and managed by the trustee appointed by the Company to manage and administer the share award scheme (the “ESOP Platforms”). These shares have been fully paid at par value of USD0.000005 each with payment made out of the share premium of the Company. As the share award scheme acts solely as a deposit for the Company’s shares, the shares held by the share award scheme were presented as treasury shares in the consolidated financial statements of the Group.
33.
RETIREMENT BENEFIT SCHEMES

The Group participates in defined contribution retirement schemes organized by the relevant local government authorities where the Group operates. Certain employees of the Group eligible for participating in the retirement schemes are entitled to retirement benefits from the schemes. The Group is required to make contributions to the retirement schemes up to the time of retirement of the eligible employees, excluding those employees who resign before their retirement, at a percentage that is specified by the local government authorities.
The total expense recognized in profit or loss of approximately USD10,883,000 (2021: USD8,405,000) (Note 12), represents contributions paid/payable to these plans by the Group at rates specified in the rules of the plans. During the years ended December 31, 2022 and 2021, the Group had no forfeited contributions (by employers on behalf of employees who leave the scheme prior to vesting fully in such contributions) in the defined social security contribution schemes which may be used by the Group to reduce the existing level of contributions. There were also no forfeited contributions available to be utilized for such use.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
34.
RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows from financing activities:
			Non-cash changes
	At January 1, 2022	Financing cash flows	Interest accruals	Lease liabilities recognized	Disposal of lease liabilities	Covid-19 related rent concessions	Loan Capitalization	Exchange difference	Group reorganization	At December 31, 2022
	USD’000	USD’000 (Note)	USD’000	USD’000	USD’000	USD’000	USD’000 (Note 40)	USD’000	USD’000	USD’000
Bank borrowings (Note 28)	3,799	(2,927)	—	—	—	—	—	(276)	—	596
Lease liabilities (Note 27)	243,194	(36,112)	8,277	64,176*	(26,034)	(1,006)	—	(10,792)	—	241,703
Interest payable on bank borrowings	—	(51)	51	—	—	—	—	—	—	—
Interest payable to related companies (Note 22)	1,219	(5,099)	3,880	—	—	—	—	—	—	—
Loans from related companies (Note 22)	498,575	(11,373)	—	—	—	—	(471,336)	—	(15,866)	—
Acquisition consideration payables to related companies controlled by the Controlling Shareholders	—	(38,984)	—	—	—	—	—	—	38,984	—
	746,787	(94,546)	12,208	64,176	(26,034)	(1,006)	(471,336)	(11,068)	23,118	242,299

*
Includes lease liabilities arising from acquisition of subsidiary (Note 41) amounted to USD5,064,000.

			Non-cash changes
	At January 1, 2021	Financing cash flows	Interest accruals	Lease liabilities recognized	Covid-19 related rent concessions	Exchange difference	At December 31, 2021
	USD’000	USD’000 (Note)	USD’000	USD’000	USD’000	USD’000	USD’000
Bank borrowings (Note 28)	7,574	(3,392)	—	—	—	(383)	3,799
Lease liabilities (Note 27)	235,927	(29,091)	9,111	24,567	(2,576)	5,256	243,194
Interest payable on bank borrowings	—	(153)	153	—	—	—	—
Interest payable to related companies (Note 22)	1,894	(10,255)	9,581	—	—	(1)	1,219
Loans from related companies (Note 22)	364,247	134,327	—	—	—	1	498,575
	609,642	91,436	18,845	24,567	(2,576)	4,873	746,787

Note:
The cash flows represent new bank borrowings raised, repayments of bank borrowings, new addition of loans from related parties raised, repayment of loans from related parties, repayments of lease liabilities, and interest paid.

35.
DIVIDEND

No dividend was paid or proposed for ordinary shareholders of the Company during the year ended December 31, 2022, nor has any dividend been proposed since its incorporation.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
36.
FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Categories of the financial instruments
	As at December 31, 2022	As at December 31, 2021
	USD’000	USD’000
Financial assets
Financial assets at amortized cost	131,523	155,798
Financial assets at FVTPL	14	36,074
Financial liabilities
Financial liabilities at amortized cost	59,620	550,592
Financial risk management objectives and policies
The Group’s major financial instruments include rental deposits, trade and other receivables, amount due from related parties, financial assets at FVTPL, other financial assets, pledged bank deposits, bank balances and cash, trade payables, amounts due to related parties, other payables and bank borrowings. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments include market risk, credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The management of the Group manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.
Market risk
(i)
Foreign currency risk

The Group undertakes certain transactions in foreign currencies, which expose the Group to foreign currency risk. The Group does not use any derivative contracts to hedge against its exposure to currency risk. The management manages its currency risk by closely monitoring the movement of the foreign currency rates and considers hedging significant foreign currency exposure should such need arise.
The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities denominated in foreign currencies, as at the end of the reporting period are as follows:
	Assets
	As at December 31, 2022	As at December 31, 2021
	USD’000	USD’000
Monetary assets
– denominated in RMB	1	5
– denominated in SGD	137	460
– denominated in USD	19,933	8,872
– denominated in HKD	512	96
– denominated in EUR	—	460
– denominated in NZD	—	5

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
	Liabilities
	As at December 31, 2022	As at December 31, 2021
	USD’000	USD’000
Monetary liabilities
– denominated in RMB	978	1,075
– denominated in NZD	—	24
– denominated in USD	1,633	—
– denominated in SGD	244	—
– denominated in EUR	104	—
– denominated in HKD	23	—
Sensitivity analysis
The following table details the Group’s sensitivity to a 10% decrease in the Functional Currency of the relevant group entities against the relevant foreign currencies. 10% is the sensitivity rate used in the management’s assessment of the reasonably possible change in the foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items, and adjusts their translation at the end of each reporting period for a 10% change in foreign currency rates. A positive (negative) number below indicates a decrease (increase) in post-tax loss during the year where the Functional Currency of relevant group entities weakening against the relevant foreign currencies. For a 10% strengthen of the Functional Currency of relevant group entities, there would be an equal and opposite impact on the profit after loss.
The Group
	As at December 31, 2022	As at December 31, 2021
	USD’000	USD’000
Profit or loss
– RMB impact	(98)	(81)
– SGD impact	(11)	38
– USD impact	1,830	2,793
– HKD impact	49	8
– EUR impact	(10)	38
– NZD impact	—	(2)
The above sensitivity analysis is prepared assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year.
(ii)
Interest rate risk

The Group is exposed to fair value interest rate risk in relation to pledged bank deposits (Note 24), fixed-rate bank borrowings (Note 28), other financial assets (Note 19) and lease liabilities (Note 27). The Group is also exposed to cash flow interest risk in relation to variable-rate bank balances (Note 24), and variable-rate bank borrowings (Note 28) which carry prevailing market interests. The management of the Group manage the interest rate risk by maintaining a balanced portfolio of fixed rate and floating rate bank borrowings and bank balances. The Group manage its interest rate exposures by

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
assessing the potential impact arising from any interest rate movements based on interest rate level and outlook. The management will review the proportion of borrowings in fixed and floating rates and ensure they are within reasonable range.
A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates with alternative nearly risk-free rates. The Group are closely monitoring the transition to new benchmark interest rates.
No sensitivity analysis on interest rate risk is presented as the management consider the sensitivity on interest rate risk on bank balances and variable-rate bank borrowings is insignificant.
(iii)
Credit risk

The Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties is arising from the carrying amount of the respective recognized financial assets as stated in the consolidated statements of financial position (including rental deposits, trade receivables, other receivables, other financial assets, amounts due from related parties, financial assets at FVTPL, pledged bank deposits and bank balances).
The management of the Group considers pledged bank deposits and bank balances that are deposited with financial institutions with high credit rating to be low credit risk financial assets. In addition, trade receivables in connection with bills settled through payment platforms and the issuer of other financial assets are also with high credit rating and no past due history. The management of the Group considers these assets are short-term in nature and the estimated loss rate are low as the probability of default is negligible on the basis of high-credit-rating issuers, and accordingly, no expected credit loss was recognized.
The Group has concentration of credit risk on amounts due from related parties. The management of the Group has made periodic assessments as well as individual assessment on recoverability based on historical settlement records and adjusts for forward-looking information. In view of the strong financial capability of these related parties and considered the future prospects of the industry in which these related parties operate, the management of the Group does not consider there is a risk of default and does not expect any losses from non-performance by these related parties, therefore the loss rates of amounts due from related parties are estimated to be low, and accordingly, no expected credit loss was recognized in respect of the amounts due from related parties.
In determining the ECL for rental deposits and other receivables, the management of the Group has taken into account the historical default experience and forward-looking information, as appropriate, for example the Group has considered the consistently low historical default rate in connection with rental deposits and the strong financial capability of the lessors, and concluded that credit risk inherent in the Group’s outstanding rental deposits and other receivables is insignificant. The management of the Group has assessed those rental deposits and other receivable have not had a significant increase in credit risk since initial recognition and risk of default is insignificant, therefore the estimated loss rates of these assets are low, and accordingly, no expected credit loss has been recognized.
Except as described above, there has been no material change in the estimation techniques or significant assumptions made throughout the years ended December 31, 2022 and 2021.
(iv)
Liquidity risk

In the management of the liquidity risk, the management of the Group monitors and maintains a reasonable level of cash and cash equivalents which is deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The Group relies on the cash generated from operating activities as the main source of liquidity. For the year ended December 31, 2022, the Group had net cash generating from operating activities of USD68,321,000 (2021: USD4,382,000).

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table details the Group’s remaining contractual maturity for its financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. Specifically, amount due to related parties with a repayment on demand clause are included in the earliest time band regardless of the probability of the counterparties choosing to exercise their rights.
The table includes both interests and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate at the end of the reporting period.
	Weighted average interest rate	On demand or within 2 months	Over 2 months but within 1 year	Over 1 year but within 2 years	Over 2 years	Total undiscounted cash flows	Carrying amount
		USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
As at December 31, 2022
Financial liabilities
Trade payables	—	32,313	—	—	—	32,313	32,313
Other payables	—	25,935	—	—	—	25,935	25,935
Bank borrowings	0.97%	13	63	95	507	678	596
Amounts due to related parties	—	776	—	—	—	776	776
Subtotal		59,037	63	95	507	59,702	59,620
Lease liabilities	3.92%	7,383	36,915	42,285	221,715	308,298	241,703
Total		66,420	36,978	42,380	222,222	368,000	301,323
	Weighted average interest rate	On demand or within 2 months	Over 2 months but within 1 year	Over 1 year but within 2 years	Over 2 years	Total undiscounted cash flows	Carrying amount
		USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
As at December 31, 2021
Financial liabilities
Trade payables	—	26,549	—	—	—	26,549	26,549
Other payables	—	19,682	—	—	—	19,682	19,682
Bank borrowings	0.99%	19	3,101	87	644	3,851	3,799
Amounts due to related parties	1.96%	457,921	46,346	—	—	504,267	500,562
Subtotal		504,171	49,447	87	644	554,349	550,592
Lease liabilities	3.60%	6,422	33,249	37,123	227,877	304,671	243,194
Total		510,593	82,696	37,210	228,521	859,020	793,786

37.
FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

Some of the Group’s financial assets are measured at fair for financial reporting. In estimating the fair value, the Group uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Group determines the appropriate valuation techniques and inputs for fair value measurements and works closely with the qualified valuer to establish the appropriate valuation techniques and inputs to the model.
Except for financial assets at FVTPL as set out below, there is no financial instrument measured at fair value on a recurring basis.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Fair value of the Group’s financial assets that are measured at fair value on a recurring basis
Financial assets	Fair value as at December 31,		Fair value hierarchy	Valuation technique(s)	Significant unobservable input(s)
	2022	2021
	USD’000	USD’000
Private fund investment	14	36,074	Level 3	Asset based approach	Net value of the underlying investments, adjusted by related fees.
A 2% increase or decrease in the net value of the underlying investments with all other variables held constant would increase or decrease the carrying amount of the private fund investment by USD280 and USD721,000 as at December 31, 2022 and 2021 respectively.
Reconciliation of Level 3 Measurements
The following table represents the reconciliation of Level 3 fair value measurements for the years ended December 31, 2022 and 2021:
Private fund investment
USD’000
At January 1, 2021	—
Purchase	144,932
Redemption	(110,000)
Net gain (Note 9)	422
Exchange adjustments	720
At December 31, 2021	36,074
Redemption (Note 23)	(36,159)
Net gain (Note 9)	195
Exchange adjustments	(96)
At December 31, 2022 (Note 23)	14
The management of the Group considers that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements approximate their respective fair values at the end of each reporting period.
38.
CAPITAL MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of debt and equity balances. The Group’s overall strategy remains unchanged during the years ended December 31, 2021 and 2022.
The capital structure of the Group consists of net debt, which includes the bank borrowings disclosed in Note 28, lease liabilities disclosed in Note 27, non-trade related amounts due to the related parties in Note 22, net of cash and cash equivalents and equity attributable to owners of the Company, comprising issued share capital of the Company/combined capital of subsidiaries, accumulated losses and other reserves.
The management of the Group reviews the capital structure regularly. As part of this review, the management of the Group considers the cost of capital and the risks associated with each class of capital. Based on recommendations of the management, the Group will balance its overall capital structure through new shares issues as well as raising of borrowings.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
39.
RELATED PARTY DISCLOSURES

Save as the amounts due from / to related parties disclosed in Note 22, the related party transactions are detailed as below:
(A)
Related party transactions

During the years ended December 31, 2022 and 2021, the Group has entered into the following transactions with related parties:
Purchase of goods/services from related parties
Relationship	Nature of transaction	2022	2021
		USD’000	USD’000
Related companies controlled by the Controlling Shareholders	Purchase of condiment products and instant hot pot products	12,057	8,582
Related companies controlled by the Controlling Shareholders	Interest expenses	3,829	9,581
Related companies controlled by the Controlling Shareholders	Office expenses charges	245	261
Income from related parties
Relationship	Nature of transaction	2022	2021
		USD’000	USD’000
Related companies controlled by the Controlling Shareholders	Interest income	224	689
The Group is licensed by Sichuan Haidilao Catering Co., Ltd., a company controlled by the Controlling Shareholders, to use the trademark on an exclusive and royalty-free basis for a perpetual term.
The Group owns the proprietary rights to the formulas of Haidilao Customized Products
(the “Condiments Formulae”) and licenses the Condiments Formulae to Yihai International Holding Ltd. and its subsidiaries (companies controlled by the Controlling Shareholders) and its contracted manufacturers to use for production on a royalty-free basis.
(B)
Remuneration of key management personnel of the Group

	2022	2021
	USD’000	USD’000
Short-term employee benefits	1,611	1,097
Performance related bonuses	—	1
Retirement benefit scheme contributions	10	4
	1,621	1,102

40.
MAJOR NON-CASH TRANSACTIONS

For the year ended December 31, 2022, the Group had the following major non-cash transactions:
i.
In June 2022, pursuant to the resolutions reached between the directors of Newpai and the Company, amounts due to related parties of USD471,336,000 in aggregate have been settled by capitalizing as equity of the Company (the “Loan Capitalization”) (Note 32).

ii.
As disclosed in note 2(iv)(d), as part of the Group Reorganization, Singapore Super Hi issued

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10,000,000 ordinary shares in exchange for Newpai’s 100% ownership of HDL Management USA Corporation. There is no cash consideration. At the time of acquisition, the share capital of HDL Management USA Corporation amounted to USD5,962,000 which was further recorded in combined capital of subsidiaries in the consolidated statements of equity prior to being eliminated as part of the Group Reorganization.
iii.
In June 2022, upon transfer of the Central Kitchen Business and IFS Business, the assets and liabilities other than the Purchased Assets with the carrying amount of USD3,071,000, including bank balances and cash, trade and other receivables and prepayments, trade payables, other payables, amounts due from related parties and amounts due to related parties, have been retained in the Retained Group. The relevant effects arising from such transfer have been reflected in the consolidated statement of changes in equity and taken into consideration when preparing the consolidated financial statement of cash flows as well.

41.
ACQUISITION OF A SUBSIDIARY

On October 10, 2022, the Group acquired 80% equity interest in HN&T with a cash consideration of USD3,040,000. This acquisition has been accounted for as acquisition of business using the acquisition method. The goodwill arising on the acquisition was approximately USD1,122,000 (Note 16). HN&T is incorporated in USA and its principal activities being restaurant operations, offering authentic Chinese cuisine under the brand “Hao Noodle” and “Hao Noodle and Tea by Madam Zhu’s Kitchen” located in New York.
Consideration transferred
2022
USD’000
Cash	3,040
Asset and liabilities recognized at the date of acquisition
USD’000
Current assets
Inventories	50
Trade and other receivables and prepayments	37
Bank balances and cash	138
Non-current assets
Property, plant and equipment	1,701
Right-of-use assets	5,064
Other intangible asset – brand name (Note 17)	1,600
Rental deposits	30
Current liabilities
Trade payables	384
Other payables	334
Non-current liabilities
Lease liabilities	5,064
Deferred tax liabilities	440
2,398

Note:
The fair value of brand name at the date of acquisition amounted to USD1,600,000, which is based on a valuation performed by an independent professional valuer.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Non-controlling interests
The non-controlling interests (20% ownership interest in HN&T) recognized at the acquisition date was measured by reference to the proportionate share of recognized amount of net assets of HN&T and amounted to approximately USD480,000.
Goodwill arising at the date of acquisition
USD’000
Consideration transferred	3,040
Add: Non-controlling interest	480
Less: Recognized amount of net asset acquired	(2,398)
1,122
Goodwill arose on the acquisition of HN&T because the consideration paid for the combination effectively included amounts in relation to the benefit of expected synergies, location of the existing restaurants, assembled workforce and expectation of future economic benefit. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable other intangible assets.
None of the goodwill is expected to be deductible for tax purpose.
Net cash outflow arising on acquisition
2022
USD’000
Consideration paid in cash	3,040
Less: Bank balances and cash	(138)
2,902
Acquisition-related costs (included in other expenses) is insignificant.
Impact of acquisition on the results of the Group
HN&T contributed USD1,100,000 revenue and USD75,000 to the Group’s loss for the period between the date of acquisition and December 31, 2022.
If the acquisition of HN&T had been completed on the first day of the financial year, the impact to the Group’s revenue and loss for the year is not expected to be material.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
42.
PARTICULARS OF SUBSIDIARIES OF THE COMPANY

Details of the subsidiaries directly and indirectly held by the Company are set out below:
Name of subsidiaries	Place of incorporation/ establishment and principal place of business	Issued and fully paid ordinary share capital/ registered capital	Proportion ownership interest and voting power held by the Company as at		Principal activities
			December 31, 2022	December 31, 2021
			%	%
Singapore Super Hi Dining Pte. Ltd.	Singapore	Ordinary share capital SGD10,117,416	100%	100%	Investment holding
Haidilao International Treasury Pte. Ltd.	Singapore	Ordinary share capital SGD1,000,000	100%	100%	Financial management
Singapore Hiseries Pte. Ltd.	Singapore	Ordinary share capital SGD3,000,000	100%	100%	Restaurant operation
Singapore Hai Di Lao Dining Pte. Ltd.	Singapore	Ordinary share capital SGD3,000,000	100%	100%	Restaurant operation
HDL Management USA Corporation	USA	Ordinary share capital USD5,970,005	100%	100%	Management consultation
Haidilao Catering (U.S.A.) Inc.	USA	Ordinary share capital USD10,000	100%	100%	Restaurant operation
Haidilao Restaurant California Inc.	USA	Ordinary share capital USD2,000,000	100%	100%	Restaurant operation
Haidilao Restaurant Group, Inc.	USA	Ordinary share capital USD10,000	100%	100%	Restaurant operation
Haidilao Hot Pot Industry Inc.	USA	Ordinary share capital USD500,000	100%	100%	Restaurant operation
Haute Hotpots Corporation	USA	Ordinary share capital USD500,000	100%	100%	Restaurant operation
Haidilao Hot Pot Century City Inc.	USA	Ordinary share capital USD500,000	100%	100%	Restaurant operation
Haidilao Hot Pot Fremont Inc.	USA	Ordinary share capital USD500,000	100%	100%	Restaurant operation
Haidilao Hot Pot Seattle, Inc.	USA	Ordinary share capital USD500,000	100%	100%	Restaurant operation
Haidilao Hot Pot Bellevue Inc.	USA	Ordinary share capital USD500,000	100%	100%	Restaurant operation
Haidilao Hot Pot Houston Inc.	USA	Ordinary share capital USD150,000	100%	100%	Restaurant operation
Haidilao Hot Pot Chicago Inc.	USA	Ordinary share capital USD150,000	100%	100%	Restaurant operation
Haidilao Hot Pot Boston Inc.	USA	Ordinary share capital USD150,000	100%	100%	Restaurant operation
Haidilao Hot Pot Dallas Inc.	USA	Ordinary share capital USD500,000	100%	100%	Restaurant operation
Haidilao Hot Pot Jersey City Inc.	USA	Ordinary share capital USD500,000	100%	100%	Restaurant operation
Haidilao Hot Pot Daly City Inc.	USA	Ordinary share capital USD500,000	100%	100%	Restaurant operation
Haidilao Hot Pot San Diego Inc.	USA	Ordinary share capital USD500,000	100%	100%	Restaurant operation
Haidilao Hot Pot Las Vegas, Inc.	USA	Ordinary share capital	100%	100%	Restaurant

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Name of subsidiaries	Place of incorporation/ establishment and principal place of business	Issued and fully paid ordinary share capital/ registered capital	Proportion ownership interest and voting power held by the Company as at		Principal activities
			December 31, 2022	December 31, 2021
			%	%
		USD500,000			operation
Haidilao Japan Co., Ltd.	Japan	Ordinary share capital JPY50,000,000	100%	100%	Restaurant operation
Haidilao Korea Co., Ltd.	South Korea	Ordinary share capital KRW6,285,740,000	100%	100%	Restaurant operation
Hai Di Lao Sydney Proprietary Limited	Australia	Ordinary share capital AUD3,500,001	100%	100%	Restaurant operation
Hai Di Lao Melbourne Proprietary Limited	Australia	Ordinary share capital AUD1	100%	100%	Restaurant operation
U.K. Haidilao Pte. Ltd.	UK	Ordinary share capital GBP500,000	100%	100%	Restaurant operation
Hai Di Lao Canada Restaurants Group Ltd.	Canada	Ordinary share capital CAD17,000,100	100%	100%	Restaurant operation
Hai Di Lao Malaysia Sdn. Bhd.	Malaysia	Ordinary share capital MYR6,000,000	100%	100%	Restaurant operation
Jomamigo Dining Malaysia Sdn. Bhd.	Malaysia	Ordinary share capital MYR6,000,000	100%	100%	Restaurant operation
Haidilao International Food Services Malaysia Sdn Bhd	Malaysia	Ordinary share capital MYR6,000,000	100%	100%	Restaurant operation
Hai Di Lao Vietnam Co., Ltd.	Vietnam	Ordinary share capital USD1,000,000	100%	100%	Restaurant operation
PT Haidilao Indonesia Restaurants	Indonesia	Ordinary share capital IDR10,000,000,000	100%	100%	Restaurant operation
Hai Di Lao Proprietary (Thailand) Limited (Note i)	Thailand	Registered capital THB122,448,980	98.97%	49%	Restaurant operation
Hai Di Lao Spain, S.L.U.	Spain	Ordinary share capital EUR3,000	100%	100%	Restaurant operation
Haidilao New Zealand Limited	New Zealand	Ordinary share capital New Zealand Dollar 720,000	100%	100%	Restaurant operation
Hai Di Lao (Switzerland) Ltd	Switzerland	Ordinary share capital CHF100,000	100%	100%	Restaurant operation
Hai Di Lao Germany GmbH	Germany	Ordinary share capital EUR250,000	100%	100%	Restaurant operation
New Super Hi (Xi’an) Management Consulting Co., Ltd.	The PRC	Registered share capital USD4,000,000	100%	N/A	Management consultation
Hai Di Lao UAE Restaurant L.L.C	United Arab Emirates	Registered capital United Arab Emirates Dirham 300,000	100%	N/A	Restaurant operation
HAIDILAO Philippines Restaurant Corporation	Philippines	Registered capital Philippine Peso 25,000,000	100%	N/A	Restaurant operation
HN&T (Note ii)	USA	Registered capital N/A	80%	N/A	Restaurant operation
All subsidiaries now comprising the Group are limited liability companies and have adopted December 31 as their financial year end date.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes:
i.
On July 1, 2022, all the ordinary shares of Hai Di Lao Proprietary (Thailand) Limited (“HDL Thailand”) held by the two shareholders incorporated in the USA were transferred to Singapore Super Hi and a certain number of preferred shares were issued to those shareholders. Upon completion, the Company hold ordinary shares representing a 49% shareholding in HDL Thailand and the above two USA shareholders hold preference shares representing a 51% shareholding. According to the Articles of Association of HDL Thailand, the Company has a majority of voting rights at 98.97% and therefore has control over the relevant activities of the HDL Thailand. The preference shares holders will receive non-cumulative dividend declared by the Company at a fixed rate of 3% per annum of the share value issued and paid up on the year the dividend payment is declared.

ii.
On October 10, 2022, the Group acquired an 80% equity interest of HN&T with a cash consideration of USD3,040,000.

43.
CAPITAL COMMITMENTS

At the end of each reporting period, the Group had the following capital commitments:
	2022	2021
	USD’000	USD’000
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the consolidated financial statements	9,529	20,282

44.
EVENTS AFTER THE REPORTING PERIOD

On October 31, 2023 the Group disposed all its equity interest in a wholly owned subsidiary, JAPAN HAI, to Newpai for a cash consideration of USD17.4 million. JAPAN HAI was newly incorporated in September 2023 to manage the hotel management and operation and license for hot springs in Japan. Prior to the incorporation of JAPAN HAI, the hotel business and license were directly held under by another wholly owned subsidiary, Haidilao Japan Co., Ltd. The expected loss on disposal of JAPAN HAI of USD0.57 million was determined based on the consideration and book value of net assets as at October 31, 2023.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
For the six months period ended June 30, 2023 and 2022
		For the six months period ended June 30,
	Notes	2023	2022
		USD’000	USD’000
Revenue	5	323,931	245,839
Other income	6	5,461	5,487
Raw materials and consumables used		(109,316)	(86,661)
Staff costs		(107,687)	(90,461)
Rentals and related expenses		(6,264)	(5,611)
Utilities expenses		(12,621)	(8,858)
Depreciation and amortization		(41,795)	(33,330)
Traveling and communication expenses		(2,307)	(2,378)
Listing expenses		—	(3,337)
Other expenses	7	(27,780)	(22,750)
Other gains (losses) – net	8	(9,962)	(41,221)
Finance costs	9	(4,340)	(8,424)
Profit (loss) before tax		7,320	(51,705)
Income tax expense	10	(3,926)	(4,018)
Profit (loss) for the period	11	3,394	(55,723)
Other comprehensive income
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		11,566	16,918
Total comprehensive income (expense) for the period		14,960	(38,805)
Profit (loss) for the period attributable to:
Owners of the Company		3,541	(55,723)
Non-controlling interests		(147)	—
		3,394	(55,723)
Total comprehensive income (expense) attributable to:
Owners of the Company		15,107	(38,805)
Non-controlling interests		(147)	—
		14,960	(38,805)
Earnings (loss) per share
Basic and diluted (USD)	12	0.01	(0.10)
See accompanying notes to unaudited interim condensed consolidated financial statements.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at June 30, 2023 and December 31, 2022
	Notes	As at June 30, 2023	As at December 31, 2022
		USD’000	USD’000
Non-current assets
Property, plant and equipment	13	187,683	197,444
Right-of-use assets	13	184,905	201,283
Goodwill	14	—	1,122
Other intangible assets	14	330	1,937
Deferred tax assets	15	955	1,019
Other receivables	16	1,958	1,955
Prepayment for acquisition of non-current assets		—	426
Rental deposits		21,291	17,530
		397,122	422,716
Current assets
Inventories		23,412	25,984
Trade and other receivables and prepayments	16	29,413	26,771
Financial assets at fair value through profit or loss		—	14
Rental deposits		676	3,076
Pledged bank deposits		3,097	3,673
Bank balances and cash		118,936	93,878
		175,534	153,396
Current liabilities
Trade payables	17	39,019	32,313
Other payables	18	28,070	31,663
Amounts due to related parties		138	776
Tax payables		8,986	7,877
Lease liabilities		36,902	40,016
Bank borrowings	19	69	75
Contract liabilities	20	4,911	3,787
Provisions	21	619	723
		118,714	117,230
Net current assets		56,820	36,166
Non-current liabilities
Deferred tax liabilities	15	2,416	3,611
Lease liabilities		184,261	201,687
Bank borrowings	19	443	521
Contract liabilities	20	425	430
Provisions	21	9,200	10,596
		196,745	216,845
Net assets		257,197	242,037
Capital and reserves
Share capital		3	3
Share premium		494,480	494,480
Shares held under share award scheme		*	*
Reserves		(239,570)	(254,677)
Equity attributable to owners of the Company		254,913	239,806
Non-controlling interests		2,284	2,231
Total equity		257,197	242,037

*
Less than USD1,000

See accompanying notes to unaudited interim condensed consolidated financial statements.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six months period ended June 30, 2023 and 2022
					Reserves
	Share capital of the Company	Share premium	Shares held under share award scheme	Net parent investment
				Combined capital of subsidiaries	Other reserve	Merger reserve	Translation reserve	Accumulated losses	Subtotal	Non- controlling interests	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
As at January 1, 2023	3	494,480	*	—	—	23,024	7,701	(285,402)	239,806	2,231	242,037
Profit (loss) for the period	—	—	—	—	—	—	—	3,541	3,541	(147)	3,394
Other comprehensive income	—	—	—	—	—	—	11,566	—	11,566	—	11,566
Total comprehensive income (expense) for the period	—	—	—	—	—	23,024	11,566	3,541	15,107	(147)	14,960
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	200	200
As at June 30, 2023	3	494,480	*	—	—	23,024	19,267	(281,861)	254,913	2,284	257,197

*
Less than USD1,000

				Reserves
			Net parent investment
	Share capital	Share premium	Combined capital	Other reserve	Merger reserve	Translation reserve	Accumulated losses	Subtotal	Non-controlling interests	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
As at January 1, 2022	—	—	50,920	9,380	—	(684)	(246,798)	(187,182)	—	(187,182)
Loss for the period	—	—	—	(2,644)	—	—	(53,079)	(55,723)	—	(55,723)
Other comprehensive expense	—	—	—	—	—	16,918	—	16,918	—	16,918
Total comprehensive expense for the period	—	—	—	(2,644)	—	16,918	(53,079)	(38,805)	—	(38,805)
Capital injections	—	—	1,535	—	—	—	—	1,535	—	1,535
Issue of shares of the Company	*	23,144	—	—	—	—	—	23,144	—	23,144
Loan Capitalization	*	471,336	—	—	—	—	—	471,336	—	471,336
Net contribution from the Retained Group	—	—	—	5,888	—	—	—	5,888	—	5,888
Deemed distribution arising from the Group Reorganization	—	—	(52,455)	(12,624)	23,024	—	—	(42,055)	—	(42,055)
As at June 30, 2022	*	494,480	—	—	23,024	16,234	(299,877)	233,861	—	233,861

*
Less than USD1,000

See accompanying notes to unaudited interim condensed consolidated financial statements.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months period ended June 30, 2023 and 2022
	For the six months period ended June 30,
	2023	2022
	USD’000	USD’000 (Restated)
Operating activities
Profit (loss) before tax	7,320	(51,705)
Adjustments for:
Finance costs	4,340	8,424
Interest income	(1,131)	(585)
Depreciation of property, plant and equipment	23,080	17,691
Depreciation of right-of-use assets	18,694	15,598
Amortization of other intangible assets	21	41
Impairment loss (reversal) recognized in respect of
– property, plant and equipment	1,203	6,773
– right-of-use assets	(1,749)	2,361
– goodwill	1,122	—
– other intangible assets	1,600	—
(Gain) loss on disposal of property, plant and equipment and provision for early termination	(819)	8,446
Loss (gain) on lease modification	365	(2,807)
Reversal of provision for early termination of leases	(1,661)	—
Net (gain) loss arising on financial assets at fair value through profit or loss	(72)	217
Covid-19-related rent concessions	—	(935)
Net foreign exchange loss	8,741	27,565
Operating cash flows before movements in working capital	61,054	31,084
Decrease (increase) in inventories	2,572	(2,608)
(Increase) decrease in trade and other receivables and prepayments	(2,216)	4,770
Increase in rental deposits	(770)	(830)
(Increase) in amounts due from related parties	—	(5,061)
Increase in trade payables	6,706	7,277
(Decrease) increase in other payables	(136)	1,849
Increase (decrease) in contract liabilities	1,120	(515)
Decrease in provisions	(8)	(1,652)
Decrease in amounts due to related parties	(638)	(241)
Cash generated from operations	67,684	34,073
Income taxes paid, net of refunds	(3,941)	(3,712)
Net cash from operating activities	63,743	30,361
See accompanying notes to unaudited interim condensed consolidated financial statements.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months period ended June 30, 2023 and 2022
	For the six months period ended June 30,
	2023	2022
	USD’000	USD’000 (Restated)
Investing activities
Interest received from bank deposits	854	42
Interest received from related parties	—	224
Interest received from other financial assets	—	120
Purchase of financial assets at fair value through profit or loss	(31,200)	—
Redemption of financial assets at fair value through profit or loss	31,316	35,872
Proceeds on redemption of other financial assets	—	4,703
Purchase of property, plant and equipment	(17,450)	(29,201)
Proceeds on disposals of property, plant and equipment	192	1,248
Purchase of other intangible assets	(3)	(93)
Payments for rental deposits	(456)	(1,766)
Refund of rental deposits	40	2,237
Prepayment for acquisition of a subsidiary	—	(1,629)
New loans to related parties	—	(166)
Collection of loans to related parties	—	29,272
Withdrawal of pledged bank deposits	576	840
Placement of pledged bank deposits	—	(261)
Net cash (used in) from investing activities	(16,131)	41,442
Financing activities
Repayments of bank borrowings	(37)	(3,064)
New addition of loans from related parties raised	—	40,277
Repayments of loans from related parties	—	(51,650)
Repayments of lease liabilities	(23,105)	(18,169)
Proceeds from issue of share of the Company	—	23,144
Proceeds from capital injections	—	1,535
Interest paid	—	(4,218)
Cash paid to the Group Reorganization	—	(24,277)
Capital injection by non-controlling interests	200	—
Net contribution from Retained Group	—	5,888
Cash balances transferred to Retained Group related to the Group Reorganization	—	(3,659)
Net cash used in financing activities	(22,942)	(34,193)
Net increase in cash and cash equivalents	24,670	37,610
Cash and cash equivalents at beginning of the period	93,878	89,546
Effect of foreign exchange rate changes	388	(4,214)
Cash and cash equivalents at end of the period	118,936	122,942
Represented by:
Bank balances and cash	118,936	122,942

See accompanying notes to unaudited interim condensed consolidated financial statements.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.
GENERAL INFORMATION

Super Hi International Holding Ltd. (the “Company”) was incorporated in the Cayman Islands as an exempted company with limited liability on May 6, 2022 under the Companies Act. Cap 22 (as consolidated and revised) of the Cayman Islands. The head office and principal place of business in Singapore is at 1 Paya Lebar Link #09-04 PLQ 1 Paya Lebar Quarter Singapore 408533 and registered office at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111 in Cayman Islands. The ultimate controlling parties are Mr. Yong Zhang and his spouse namely Ms. Ping Shu (collectively the “Controlling Shareholders”).
The shares of the Company have been listed on The Stock Exchange of Hong Kong Limited with effect from December 30, 2022.
The Company is an investment holding company and its subsidiaries (together, the “Group”) are principally engaged in the restaurants operation, delivery business, sales of condiment products and food ingredients located in overseas market outside Mainland China, Hong Kong, Macau and Taiwan.
Items included in the financial statements of each of the Group’s entities are recorded using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is United State Dollar (“USD”), which is also the presentation currency of the unaudited interim condensed consolidated financial statements.
2.
BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”).
The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at revalued amounts or fair values.
Other than additional accounting policies resulting from application of amendments to International Financial Reporting Standards (“IFRSs”), the accounting policies and methods of computation used in the unaudited interim condensed consolidated financial statements for the six months period ended June 30, 2023 are consistent with those presented in the Group’s annual consolidated financial statements for the years ended December 31, 2022 and 2021.
There are seasonal patterns for hot pot consumption. As such, the Group’s business and financial performance are subject to seasonal fluctuations, such as local holidays, school vacations, weather conditions and fluctuations in food prices, among others. As a result, the results of operations may fluctuate from year-to-year/period-to-period and comparison of different periods may not be meaningful.
3.
ADOPTION OF NEW AND REVISED STANDARDS

Adoption of new and revised Standards — For the purpose of preparing and presenting the condensed consolidated financial statements for the six months ended June 30, 2023 and 2022, the Group has consistently applied the accounting policies which conform with IFRSs, which are effective for the accounting periods beginning on or after January 1, 2023.
Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction
On January 1, 2023, the Group retrospectively adopted Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction. Prior to this adoption, assets and liabilities arising from a single transaction as a whole and temporary differences relating to the relevant assets and liabilities were assessed by the Group on a net basis. Upon the application of the amendments, the Group assessed the relevant assets and liabilities separately. In accordance with the transition provision:

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(i)
the Group has applied the new accounting policy retrospectively to leasing transactions and provision for restoration that occurred on or after January 1, 2021;

(ii)
the Group also, as at January 1, 2021 recognized a deferred tax asset (to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized) and a deferred tax liability for all deductible and taxable temporary difference associated with right-of-use-assets and lease liabilities and provision for restoration and the corresponding amounts recognized as part of the cost of the related asset.

The adoption of the Amendments to IAS 12 did not result in any changes in the presentation of deferred tax assets and liabilities on the consolidated balance sheet. However, as a result of the above adoption, deferred tax assets amounting to USD46,010,000 and USD49,406,000 and deferred tax liabilities amounting to USD47,004,000 and USD50,978,000 as of June 30, 2023 and December 31, 2022 respectively are disclosed on a gross basis in Note 15 of the condensed consolidated financial statements. Prior to the adoption of the standard, such deferred tax balances were presented on a net basis as deferred tax liabilities of USD1,572,000 as at December 31, 2022. The adoption of the amendment of IAS 12 had no impact on retained earnings or the consolidated statement of income for any of the periods presented.
Classification correction
In the previously issued interim financial statements for the six months period ended June 30, 2023, the Group presented:
i)
the “Net contribution from the Retained Group” and the “Cash balances transferred to the Retained Group related to the Group Reorganization” as a reconciling item between the beginning and ending cash and cash equivalent balances. Those have now been included in the cash flow from financing, increasing the net cash flow from financing by USD2,229 during the period ended June 30, 2022. This reclassification had no impact on cash flow during the six months period ended June 30, 2023.

ii)
deferred tax assets and deferred tax liabilities on a gross basis as of June 30, 2023 and December 31, 2022 on the consolidated balance sheet even though it had a legal enforceable right to offset those. This resulted in an overstatement of USD46,171,000 and USD49,535,000 of deferred tax assets and deferred tax liabilities as at June 30, 2023 and December 31, 2022 respectively. This has been netted in this set of financial statements. Management has determined that the impact of this error is not material to the previously issued interim report.

New and revised IFRSs in issue but not yet effective
At the date of authorization of these consolidated financial statements, the Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:
Amendments to IAS 1	Classification of Liabilities as Current or Non-Current(1)
Amendments to IAS 1	Non-current Liabilities with Covenants(1)
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback(1)
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements(1)
Amendments to IFRS 1 and IAS 21	Lack of Exchangeability(2)
Amendments to IFRS 10 and IAS 28	Sales or Contribution of Assets between an Investor and its Associate or Joint Venture(3)

(1)
Effective for annual periods beginning on or after January 1, 2024, with early application permitted.

(2)
Effective for annual periods beginning on or after January 1, 2025, with early application permitted.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(3)
Effective date is deferred indefinitely.

4.
KEY SOURCES OF ESTIMATION UNCERTAINTY

The critical judgements and key sources of estimation uncertainty made by management remain unchanged from the Group’s annual financial statements for the year ended December 31, 2022.
5.
REVENUE AND SEGMENT INFORMATION

During the six months period ended June 30, 2023 and 2022, the Group’s revenue which represents the amount received and receivable, net of discounts and sales related taxes, from the restaurant operation, delivery business and others, which is primarily generated from sales of hot pot condiment products to local guests and food ingredients to retailers, are as follows:
	For the six months period ended June 30,
	2023	2022
	USD’000	USD’000
Types of services or goods
Restaurant operation	312,718	239,757
Delivery business	4,328	4,203
Others	6,885	1,879
Total	323,931	245,839
Timing of revenue recognition
At a point in time	323,931	245,839
Information reported to Chief Executive Officer, who is identified as the chief operating decision maker of the Company, in order to allocate resources and to assess performance, focuses on the operating results of the Group as a whole as the Group’s resources are integrated. Accordingly, no operating segment information is presented.
No individual customer contributes to over 10% of total revenue of the Group during the period.
The following table sets forth the breakdown of the Group’s revenue and non-current assets based on location of operation during the period:
	Revenue For the six months period ended June 30,		Non-current assets (Note) As at
			June 30,	December 31,
	2023	2022	2023	2022
	USD’000	USD’000	USD’000	USD’000
Southeast Asia	185,996	167,222	140,053	157,437
East Asia	36,579	26,055	42,137	40,525
North America	65,808	30,058	101,779	101,632
Others	35,548	22,504	88,949	102,192
Total	323,931	245,839	372,918	401,786

Note:
Non-current assets presented above excluded other receivables, rental deposits, prepayment for acquisition of non-current assets and deferred tax assets.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
6.
OTHER INCOME

	For the six months period ended June 30,
	2023	2022
	USD’000	USD’000
Interest income on:
– bank deposits	854	42
– rental deposits	277	278
– loans to related parties	—	224
– other financial assets	—	41
	1,131	585
Government grants (Note)	2,656	4,604
Others	1,674	298
	5,461	5,487

Note:
The amounts represent the subsidies received from the local governments for the Group’s business development. The Group recognized government grants of USD 1,530,000 (six months period ended June 30, 2022: USD2,104,000) in respect of Covid-19-related subsidies, of which USD 1,528,000 (six months period ended June 30, 2022: USD851,000) are related to employment support scheme provided by the local government. There were no unfulfilled conditions for all the government grants in the periods in which they were recognized.

7.
OTHER EXPENSES

	For the six months period ended June 30,
	2023	2022
	USD’000	USD’000
Administrative expenses (Note)	9,996	8,158
Consulting services expenses	3,711	4,231
Bank charges	5,095	3,902
Daily maintenance expenses	2,618	1,970
Outsourcing service fee	3,964	2,536
Business development expenses	951	581
Storage expenses	1,445	1,372
	27,780	22,750

Note:
Administrative expenses mainly include expenses incurred on employee activities, commercial insurance, conference and other miscellaneous expenses, which individually are not material to the Group.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
8.
OTHER GAINS (LOSSES) — NET

	For the six months period ended June 30,
	2023	2022
	USD’000	USD’000
Net impairment (loss) reversal recognized in respect of
– property, plant and equipment	(1,203)	(6,773)
– right-of-use assets	1,749	(2,361)
– goodwill (Note 14)	(1,122)	—
– other intangible assets (Note 14)	(1,600)	—
	(2,176)	(9,134)
Gain (loss) on disposal of property, plant and equipment and provision for early termination of leases	819	(8,446)
(Loss) gain on lease modification	(365)	2,807
Reversal of provision for early termination of leases	1,661	—
Net gain (loss) arising on financial assets at FVTPL	72	(217)
Net foreign exchange loss	(10,713)	(27,565)
Others	740	1,334
Total	(9,962)	(41,221)

9.
FINANCE COSTS

	For the six months period ended June 30,
	2023	2022
	USD’000	USD’000
Interests on loans from related parties	—	3,836
Interests on lease liabilities	4,158	4,341
Interests on bank borrowings	—	95
Interests charge on unwinding of discounts	182	152
	4,340	8,424

10.
INCOME TAX EXPENSE

	For the six months period ended June 30,
	2023	2022
	USD’000	USD’000
Current tax:
– current period	4,239	2,964
Withholding tax	811	764
Deferred tax (Note 15)	(1,124)	290
	3,926	4,018
The Company is incorporated as an exempted company and as such is not subject to Cayman Islands taxation.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The taxation of the Group is calculated at the rates prevailing in the relevant jurisdictions at 17% to 35% on the estimated assessable profits.
11.
PROFIT (LOSS) FOR THE PERIOD

The Group’s profit (loss) during the six months period has been arrived at after charging (crediting):
	For the six months period ended June 30,
	2023	2022
	USD’000	USD’000
Depreciation of property, plant and equipment	23,080	17,691
Depreciation of right-of-use assets	18,694	15,598
Amortization of other intangible assets	21	41
Total depreciation and amortization	41,795	33,330
Property and equipment rentals:
– Office premises and equipment (short-term leases)	203	127
– Restaurants
– Covid-19-related rent concessions (Note 13)	—	(935)
– Variable lease payments (Note)	895	1,055
Subtotal	1,098	247
Other rental related expenses	5,166	5,364
Total rentals and related expenses	6,264	5,611
Directors’ emoluments	900	360
Other staff cost:
Salaries and other allowances	96,996	82,755
Employee welfare	3,457	1,909
Retirement benefit contributions	6,334	5,437
Total staff costs	107,687	90,461

Notes:
The variable lease payments refers to the property rentals based on pre-determined percentages of revenue less minimum rentals of the respective leases.

12.
EARNINGS (LOSS) PER SHARE

The calculation of the basic earnings (loss) per share attributable to the owners of the Company is based on the following data:
	For the six months period ended June 30,
	2023	2022
	USD’000	USD’000
Profit (loss) for the period attributable to the owners of the Company for the purpose of calculating earnings (loss) per share	3,541	(55,723)

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
	For the six months period ended June 30,
	2023	2022
	’000	’000
Weighted average number of ordinary shares for the purpose of calculating earnings (loss) per share	557,400	557,400

Note:
The weighted average number of ordinary shares for the purpose of basic earnings (loss) per share has been determined on the basis that shares issued to Newpai Ltd in 2022 which has been adjusted retrospectively to the beginning of period reported.

No diluted earnings (loss) per share for the six months period ended June 30, 2023 and 2022 was presented as there were no potential ordinary shares in issue for the six months period ended June 30, 2023 and 2022.
13.
PROPERTY, PLANT AND EQUIPMENT AND RIGHT-OF-USE ASSETS

During the six months period ended June 30, 2023, the Group paid for new additions of USD13,993,000 (six months period ended June 30, 2022 : USD29,129,000) and renovation fee payables carried forward from prior year of USD3,457,000 (six months period ended June 30, 2022 : USD72,000).
During the six months period ended June 30, 2023, the Group disposed of certain plant and equipment with an aggregate carrying amount of USD414,000 (six months period ended June 30, 2022: USD1,631,000) for cash proceeds of USD192,000 (six months period ended June 30, 2022: USD1,248,000), resulting in a loss of USD222,000 (six months period ended June 30, 2022: USD383,000).
During the six months period ended June 30, 2023, the Group entered into several new lease agreements for the use of restaurant operation with lease terms ranged from 24 months to 11 years. The Group is required to make fixed-term payments with predetermined annual incremental rental adjustments. On the lease commencement, the Group recognized right-of-use assets of USD10,479,000 (six months ended June 30, 2022: USD22,319,000) and lease liabilities of USD10,307,000 (six months ended June 30, 2022: USD22,319,000).
During the six months period ended June 30, 2023, certain leases were terminated by lessors, with right-of-use assets of USD9,418,000 (six months period ended June 30, 2022: USD7,316,000) and lease liabilities of USD10,459,000 (six months period ended June 30, 2022: USD15,359,000) derecognized, resulting in a gain of USD1,041,000 (six months period ended June 30, 2022: loss of USD8,043,000), which was recognized in other gains (losses).
During the six months period ended June 30, 2022, certain lessors of restaurants provided rent concessions to the Group through rent reductions ranging from 10% to 100% of monthly rents over 0.5 to 6 months.
These rent concessions occurred as a direct consequence of Covid-19 pandemic and met all of the conditions in IFRS 16.46B, and the Group applied the practical expedient not to assess whether the changes constitute lease modifications. The effects on changes in lease payments due to forgiveness or waiver by the lessors for the relevant leases of USD935,000 were recognized as negative variable lease payments.
Impairment assessment
As at June 30, 2023, in view of the unfavorable future prospects of some restaurants, the management of the Group concluded there were indications for impairment and conducted impairment assessment on certain property, plant and equipment and right-of-use assets. As at June 30, 2023, the management of the Group also noticed that some restaurants achieved significant improvement in their operations as a result of the optimization of the internal management and the recovery of consumer and catering business in the overseas business, and concluded that there were indications that the impairment losses recognized in prior years for the relevant restaurants may no longer exist or may have decreased. The Group estimated the

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
recoverable amounts of such restaurant (cash generating units (“CGUs”)) to which the asset belongs when it is not possible to estimate the recoverable amount individually, including allocation of corporate assets when reasonable and consistent basis can be established.
The recoverable amounts of CGUs have been determined based on value in use calculation. That calculation used discounted cash flow projections based on financial budgets approved by the management of the Group covering the remaining lease periods which are between 1 to 5 years with pre-tax discount rates ranging from 9% to 42.3% (2022: 8.8% to 33.51%) per annum, which varies in restaurants operated in different countries. Cash flows beyond the 5-year period for those CGUs with remaining lease terms more than 5 years are extrapolated using a steady 0% to 3% growth rate (2022: 0% to 3%) per annum. Other key assumptions for the value in use calculations related to the estimation of cash inflows/outflows included revenue growth rate and average percentage of costs and operating expenses of revenue for the forecast periods, which are based on the CGUs’ past performance and the management’s expectations for the market development.
Based on the results of the assessments, the management of the Group determined that: 1) the recoverable amounts of certain CGUs are lower than the carrying amounts. The impairment loss has been allocated to each category of property, plant and equipment and right-of-use assets such that the carrying amount of each category of asset is not reduced below the highest of its fair value less cost of disposal, its value in use and zero; and 2) the recoverable amounts of certain CGUs are higher than the carrying amount. The reversal of impairment loss for the CGUs has been allocated to each category of property, plant and equipment and right-of-use assets such that the carrying amount of each category of asset is not increased above its recoverable amount (if determinable) and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods. Based on the value in use calculation and the allocation, net impairment loss of USD1,203,000 (six months period ended June 30, 2022: USD6,773,000) has been recognized against the carrying amount of property, plant and equipment and net reversal of impairment loss of USD1,749,000 (six months period ended June 30, 2022: net impairment loss of USD2,361,000) has been recognized against the carrying amount of right-of-use assets.
14.
GOODWILL AND OTHER INTANGIBLE ASSETS

During the six months period ended June 30, 2023, due to continuing weak performance of Hao Noodle & Tea Holdings Inc., the directors have determined to fully impair the goodwill of USD1,122,000 and other intangible assets of USD1,600,000.
15.
DEFERRED TAX ASSETS (LIABILITIES)

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for the financial reporting purpose:
	As at June 30, 2023	As at December 31, 2022
	USD’000	USD’000
Deferred tax assets	47,126	50,554
Deferred tax liabilities	(48,587)	(53,146)
	(1,461)	(2,592)

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The followings are the major deferred tax assets and liabilities recognized and movements thereon during the period:
	Accelerated tax depreciation	Right-of- use assets	Lease liabilities	Customer loyalty scheme	Tax losses	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At January 1, 2022	(74)	(52,948)	51,952	62	25	(983)
(Charge) credit to profit or loss (Note 10)	(458)	4,739	(4,605)	19	15	(290)
Exchange adjustments	(2)	2,221	(2,220)	—	—	(1)
At June 30, 2022	(534)	(45,988)	45,127	81	40	(1,274)
(Charge) credit to profit or loss	(1,375)	(4,828)	4,118	196	1,019	(870)
Acquisition of a subsidiary	(440)	—	—	—	—	(440)
Exchange adjustments	(11)	(162)	161	—	4	(8)
At December 31, 2022	(2,360)	(50,978)	49,406	277	1,063	(2,592)
(Charge) credit to profit or loss (Note 10)	440	3,435	(2,870)	—	119	1,124
Exchange adjustments	21	539	(526)	—	(27)	7
At June 30, 2023	(1,899)	(47,004)	46,010	277	1,155	(1,461)
Deferred tax assets have not been recognized in respect of the following items:
	As at June 30, 2023	As at December 31, 2022
	USD’000	USD’000
Tax losses (Note i)	171,730	150,662
Other deductible temporary differences (Note ii)	108,675	106,962
	280,405	257,624

Notes:
i.
Included in unrecognized tax losses are losses of USD71,159,000 that will expire in 2028 to 2038 (2022: USD79,669,000 that will expire in 2027 to 2037) and tax losses of USD100,571,000 (2022: USD70,993,000) may be carried forward indefinitely.

No deferred tax asset has been recognized in relation to the above tax losses due to the unpredictability of future profit streams of those loss-making subsidiaries and it is not probable that taxable profit will be available against which the tax losses can be utilized.
ii.
As at June 30, 2023, the Group has other deductible temporary differences of USD108,675,000 (2022: USD106,962,000) mainly arising from temporary differences of impairment loss and leasing transactions. No deferred tax asset has been recognized in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilized.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
16.
TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As at June 30, 2023	As at December 31, 2022
	USD’000	USD’000
Trade receivables (Note)	11,577	9,470
Other receivables and prepayments:
Prepayment to suppliers	13,300	14,872
Input value-added tax to be deducted	1,751	488
Others	4,743	3,896
	19,794	19,256
Total	31,371	28,726
Current	29,413	26,771
Non-current	1,958	1,955
	31,371	28,726

Note:
Majority of trade receivables were from payment platforms which are normally settled within 30 days. Trade receivables are aged within 30 days based on the date of rendering of services. There were no past due trade receivables at end of the reporting period.

17.
TRADE PAYABLES

Trade payables are non-interest bearing and the majority are with a credit term of 30-60 days. An aged analysis of the Group’s trade payables, as at the end of the reporting period, based on the invoice date, is as follows:
	As at June 30, 2023	As at December 31, 2022
	USD’000	USD’000
Within 60 days	39,019	32,313

18.
OTHER PAYABLES

	As at June 30, 2023	As at December 31, 2022
	USD’000	USD’000
Staff cost payable	15,443	15,852
Other taxes payables	10,599	5,728
Renovation fee payables (Note 13)	—	3,457
Listing expenses payables	38	2,761
Others	1,990	3,865
	28,070	31,663

19.
BANK BORROWINGS

	As at June 30, 2023	As at December 31, 2022
	USD’000	USD’000
Guaranteed and unsecured	512	596

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The carrying amounts of the above bank borrowings are repayable:
	As at June 30, 2023	As at December 31, 2022
	USD’000	USD’000
Within one year	69	75
Within a period of more than one year but not exceeding two years	69	75
Within a period of more than two years but not exceeding five years	374	446
	512	596
Less: Amounts due within one year shown under current liabilities	(69)	(75)
Amounts due for settlement after one year shown under non-current liabilities	443	521
The exposure of the Group’s bank borrowings are as follows:
	As at June 30, 2023	As at December 31, 2022
	USD’000	USD’000
Fixed-rate borrowings (Note)	512	596

Note:
On November 30, 2020, the Group entered into loan agreements of JPY100 million for a period of ten years, which carry interest at 2% per annum with interest free in the first three years, as the support was provided by the local government for the relief of Covid-19 pandemic. As at June 30, 2023, fixed-rate borrowings amounted to JPY74,146,000 (equivalent to approximately USD512,000 (2022: JPY79,150,000 (equivalent to approximately USD596,000)). The borrowings were guaranteed by 張航 (Zhang Hang), the then legal representative of Haidilao Japan Co., Ltd., which is a subsidiary of the Company.

20.
CONTRACT LIABILITIES

	As at June 30, 2023	As at December 31, 2022
	USD’000	USD’000
Customer loyalty scheme	4,944	3,867
Prepaid cards and issued vouchers	392	350
	5,336	4,217
Current	4,911	3,787
Non-current	425	430
	5,336	4,217

Notes:
i.
The customer loyalty points have a valid period between 2 years to 5 years since the award credits were granted to customers and can be redeemed anytime within the valid period at customers’ discretion. The amounts disclosed above represented the Group’s expectation on the timing of redemption made by customers.

ii.
The Group issued prepaid cards and vouchers which have no expiration and can be utilized in the future consumption in restaurants at customers’ direction. The amounts disclosed above represented the Group’s expectation on the timing of utilization made by customers.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
21.
PROVISIONS

	As at June 30, 2023	As at December 31, 2022
	USD’000	USD’000
Provision for restoration (Note i)	9,819	9,695
Provision for early termination of leases (Note ii)	—	1,624
	9,819	11,319
Less: Amounts expected to be paid within one year	619	723
Amounts shown under non-current liabilities	9,200	10,596

Notes:
i.
The provision is related to costs expected to be incurred to restore the leasehold properties according to lease agreements.

ii.
The provision is related to the compensation for closure of certain restaurants that were expected to be paid to lessors based on the negotiations between the parties.

22.
CAPITAL COMMITMENTS

At the end of reporting period, the Group had the following capital commitments:
	As at June 30, 2023	As at December 31, 2022
	USD’000	USD’000
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the consolidated financial statements	7,982	9,529

23.
RELATED PARTY DISCLOSURES

(A)
Related party transactions

During the six months period ended June 30, 2023 and 2022, the Group has entered into the following transactions with related parties:
Purchase of goods/services from related parties
		For the six months period ended June 30,
Relationship	Nature of transaction	2023	2022
		USD’000	USD’000
Related companies controlled by the Controlling Shareholders	Purchase of condiment products and instant hot pot products	6,626	6,417
Related companies controlled by the Controlling Shareholders	Interest expenses	—	3,836
Related companies controlled by the Controlling Shareholders	Office expenses charges	—	224

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Income from related parties
		For the six months period ended June 30,
Relationship	Nature of transaction	2023	2022
		USD’000	USD’000
Related companies controlled by the Controlling Shareholders	Interest income	—	224
The Group is licensed by Sichuan Haidilao Catering Co., Ltd., a company controlled by the Controlling Shareholders, to use the trademark on an exclusive and royalty-free basis for a perpetual term.
The Group owns the proprietary rights to the formulas of Haidilao Customized Products
(the “Condiments Formulae”) and licenses the Condiments Formulae to Yihai International Holding Ltd. and its subsidiaries (companies controlled by the Controlling Shareholders) and its contracted manufacturers to use for production on a royalty-free basis.
(B)
Remuneration of key management personnel of the Group

	For the six months period ended June 30
	2023	2022
	USD’000	USD’000
Short term employee benefits	453	869
Performance related bonuses	649	—
Retirement benefit scheme contributions	31	7
	1,133	876

24.
EVENTS AFTER THE REPORTING PERIOD

On October 31, 2023 the Group disposed all its equity interest in a wholly owned subsidiary, JAPAN HAI, to Newpai for a cash consideration of USD17.4 million. JAPAN HAI was newly incorporated in September 2023 to manage the hotel management and operation and license for hot springs in Japan. Prior to the incorporation of JAPAN HAI, the hotel business and license were directly held under by another wholly owned subsidiary, Haidilao Japan Co., Ltd. The expected loss on disposal of JAPAN HAI of USD0.57 million was determined based on the consideration and book value of net assets as at October 31, 2023.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.
Our currently effective memorandum and articles of association provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, costs, charges, losses, damages and expenses incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty or fraud, in or about the execution or discharge of his or her duties or supposed duties as a director or an officer of our company.
Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.
The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
ITEM 7.   RECENT SALES OF UNREGISTERED SECURITIES.
During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.
Purchaser	Date of Issuance	Title/Number of Securities	Consideration
Charlotte Clote	May 6, 2022	One ordinary share	US$0.000005
Newpai Ltd.	June 1, 2022	Two ordinary shares	Loan capitalization of US$471,336,000 and cash injection of US$23,144,000
Super Hi Ltd. (the “ESOP Platform I”)	December 12, 2022	43,353,100 ordinary shares	US$0.000005 per share
Super Hi International Ltd. (the “ESOP Platform II”)	December 12, 2022	18,579,900 ordinary shares	US$0.000005 per share
Newpai Ltd.	December 12, 2022	557,399,997 ordinary shares	US$0.000005 per share
Certain directors, officers, employees, consultants and other recipients of awards granted under Share Award Scheme	December 12, 2022	Awards to receive ordinary shares from the ESOP Platform I and the ESOP Platform II	N/A

ITEM 8.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)
Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.
The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.
We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.
(b)
Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.
ITEM 9.   UNDERTAKINGS.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.
For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(1)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(2)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(3)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SUPER HI INTERNATIONAL HOLDING LTD.
Exhibit Index
Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant’s Specimen Certificate for ordinary shares
4.3*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder
5.1*	Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered
8.1*	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters
8.2*	Opinion of Drew & Napier LLC regarding certain Singapore tax matters
10.1*	Share Award Scheme of SUPER HI INTERNATIONAL HOLDING LTD.
10.2*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
10.3*	Form of Employment Agreement between the Registrant and its executive officers
10.4*	Share Sale Agreement, dated February 9, 2022, between Hai Di Lao Holdings Pte. Ltd. and Singapore Super Hi Dining Pte. Ltd., a wholly-owned subsidiary of our company, pursuant to which all the businesses in Malaysia held by Haidilao International Group was transferred to our company
10.5*	Share Purchase Agreement, dated June 2, 2022, by and between Hai Di Lao Holdings Pte. Ltd. and Singapore Super Hi Dining Pte. Ltd., a wholly-owned subsidiary of our company, pursuant to which pursuant to which all the businesses in Japan held by Haidilao International Group was transferred to our company
10.6*	Contribution Agreement, dated February 28, 2022, by and between Hai Di Lao Holdings Pte. Ltd. and HDL Management USA Corporation, pursuant to which Hai Di Lao Holdings Pte. Ltd. contributed 100% of its ownership interest in 17 operating companies across the United States to HDL Management USA Corporation
10.7*	Share Transfer Agreement, dated February 28, 2022, by and among Hai Di Lao Holdings Pte. Ltd., Newpai Ltd. and Singapore Super Hi Dining Pte. Ltd., a wholly-owned subsidiary of our company, pursuant to which HDL Management USA Corporation became a wholly-owned subsidiary of our company
10.8*	Trademark License Agreement, dated as of December 12, 2022, by and between the Registrant and Sichuan Haidilao Catering Co., Ltd.
10.9*	Master Decoration Project Management Service Agreement, dated as of December 12, 2022, by and between the Registrant and Beijing Shuyun Dongfang Decoration Project Co., Ltd.
10.10*	Master Purchase Agreement, dated as of December 12, 2022, by and between the Registrant and Yihai International Holding Ltd.
10.11*	Amended and Restated Trust Deed, dated December 12, 2022, between the Registrant and Futu Trustee Limited, as trustee for SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust I
10.12*	Trust Deed, dated December 8, 2022, between the Registrant and Futu Trustee Limited, as trustee for SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust II
21.1*	Principal Subsidiaries of the Registrant
23.1*	Consent of Deloitte & Touche LLP, an independent registered public accounting firm

Exhibit Number	Description of Document
23.2*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23.3*	Consent of Drew & Napier LLC (included in Exhibit 8.2)
23.4*	Consent of Bizlink Lawyers (included in Exhibit 99.2)
23.5*	Consent of Lee Hishammuddin Allen & Gledhill (included in Exhibit 99.3)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Opinion of Bizlink Lawyers regarding certain Vietnam law matters
99.3*	Opinion of Lee Hishammuddin Allen & Gledhill regarding certain Malaysia law matters
99.4*	Consent of Frost & Sullivan
107*	Filing Fee Table

*
To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on                  , 2024.
SUPER HI INTERNATIONAL HOLDING LTD.
By:

Name:
Ping Shu

Title:
Director and Chairman

POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints each of Ping Shu and Cong Qu as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on                  , 2024.
Signature	Title
Ping Shu	Director and Chairman
Yu Li	Director and Chief Executive Officer (Principal Executive Officer)
Jinping Wang	Director and Chief Operating Officer
Li Liu	Director
Anthony Kang Uei Tan	Independent Director
Ser Luck Teo	Independent Director
Jown Jing Vincent Lien	Independent Director
Cong Qu	Financial Director and Board Secretary (Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of SUPER HI INTERNATIONAL HOLDING LTD. has signed this registration statement or amendment thereto in New York, New York on                  , 2024.
Authorized U.S. Representative
By:

Name:
Title: